SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(l) OR 13(e)(l) OF
THE SECURITIES EXCHANGE ACT OF 1934
ATARI, INC.
(Name of Subject Company (Issuer))
ATARI, INC.
(Name of Filing Person (Offeror))
Options to Acquire Common Stock, Par Value $0.10 Per Share
(Title of Class of Securities)
Common Stock: 04651M204
(CUSIP Number of Class of Securities)
Jim Wilson
Chief Executive Officer and President
Atari, Inc.
417 Fifth Avenue
New York, NY 10016
(212) 726-6500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on
Behalf of Filing Persons)
Copies to:
Thomas C. Janson, Esq.
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005
(212) 530-5000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

☐	Check the box if any part of the fee is offset as provided by Rule 0-1 l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third—party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE
     The attached preliminary proxy statement filed with the Securities and Exchange Commission (“SEC”) makes reference to a tender offer for certain outstanding options issued by Atari, Inc. (“Atari”) that Atari has agreed to use its reasonable best efforts to commence pursuant to the terms of the Merger Agreement described in the preliminary proxy statement. Security holders of Atari are urged to read the tender offer materials carefully in their entirety when they become available, because they will contain important information. Copies of the definitive tender offer statements and other relevant materials, and any amendments or supplements thereto, may be obtained without charge, as they become available, at the SEC’s website at http://www.sec.gov or at Atari’s website at http://www.atari.com/us/investorRelations or by directing a written request to Atari, Inc., 417 Fifth Avenue, New York, NY 10016, Attention: Arturo Rodriguez.

417 Fifth Avenue
New York, New York 10016

To the stockholders of Atari, Inc.:

You are cordially invited to attend a special meeting of the stockholders of Atari, Inc. (“Atari”) to be held at Atari’s offices, 417 Fifth Avenue, New York, New York 10016, on [          ], 2008 at [          ], local time.

At the special meeting Atari is asking its stockholders to consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of April 30, 2008, by and among Atari, Infogrames Entertainment S.A. (“Infogrames”), and Irata Acquisition Corp., a wholly owned indirect subsidiary of Infogrames (“Merger Sub”), pursuant to which Merger Sub will be merged with and into Atari, with Atari continuing as the surviving corporation in the merger as a wholly owned indirect subsidiary of Infogrames. If the merger is completed, each share of Atari common stock outstanding at the effective time of the merger (other than shares held by holders who have perfected and not withdrawn a demand for appraisal rights, and shares beneficially owned by Infogrames) will be cancelled and converted into the right to receive US$1.68 in cash, without interest. Shares beneficially owned by Infogrames will be cancelled with no consideration paid therefor.

The Special Committee of the board of directors of Atari, which was established to evaluate transactions between Atari and Infogrames and its affiliates, reviewed and negotiated the proposed transaction. Atari’s board of directors, acting on the recommendation of the Special Committee, has approved the merger agreement. Both the Special Committee and Atari’s board of directors have determined that the merger and the merger agreement are fair and advisable to and in the best interests of Atari’s stockholders (other than Infogrames and its affiliates). Therefore, acting on the recommendation of the Special Committee, the board of directors of Atari recommends that you vote “FOR” the adoption and approval of the merger agreement.

Approval of the merger requires the affirmative vote of at least a majority of Atari’s outstanding common stock entitled to vote on the merger. As of [          ], the record date for the special meeting, Infogrames directly or indirectly controlled approximately 51.6% of the voting securities of Atari, which is sufficient to adopt and approve the merger agreement. As a result, approval of the merger agreement will occur upon the vote in favor of the merger agreement by Infogrames, regardless of the vote of any other stockholder of Atari.

Regardless of the number of shares you own, and whether or not you plan to attend the meeting, please complete, sign, date and return the enclosed proxy card or submit a proxy over the Internet or by phone as described on the proxy card (or, if your shares are held in “street name”, follow the directions given by the broker, nominee, fiduciary or other custodian regarding how to instruct it to vote your shares). You retain the right to revoke the proxy at any time before it is actually voted by giving notice in writing to the Secretary of Atari, by giving notice at the special meeting, or by submitting a duly executed proxy bearing a later date. If you have instructed a broker, nominee, fiduciary or other custodian to vote your shares, you must follow its directions to change or revoke your voting instructions. The failure to vote will have the same effect as a vote against the merger agreement. Finally, if you do not vote in favor of approval of the merger agreement and you fulfill other procedural requirements, which are summarized in the accompanying proxy statement, Delaware law entitles you to a judicial appraisal of the fair value of your shares.

The enclosed proxy statement provides you with information about the proposed merger, the merger agreement and the special meeting. Atari urges you to read it and its annexes carefully.

Very truly yours,

Eugene I. Davis
Chairman of the Board of Directors

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of this transaction or the adequacy or accuracy of the disclosure in the enclosed proxy statement. Any representation to the contrary is a criminal offense.

The enclosed proxy statement is dated [          ], 2008 and is first being mailed to stockholders on or about [          ], 2008.

417 Fifth Avenue
New York, New York 10016

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
OF
ATARI, INC.
To Be Held [          ], 2008

To the stockholders of Atari, Inc.:

Atari will hold a special meeting of stockholders of Atari, Inc. (“Atari”) on [          ], 2008 at [          ], local time, at Atari’s offices, 417 Fifth Avenue, New York, New York 10016. The purpose of the meeting is:

1. to consider and vote upon a proposal to adopt and approve the Agreement and Plan of Merger, dated as of April 30, 2008, by and among Atari, Infogrames Entertainment S.A. (“Infogrames”) and Irata Acquisition Corp. (“Merger Sub”); and

2. to transact such other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.

Atari has described the merger agreement and the related merger in the accompanying proxy statement and annexes, which you should read in their entirety before voting. A copy of the merger agreement is attached as Annex A to the proxy statement. The record date to determine stockholders entitled to vote at the special meeting is [          ], 2008. Only holders of Atari common stock at the close of business on the record date are entitled to notice of, and to vote at, the special meeting.

To make sure your shares are represented at the special meeting, you should, as soon as possible, complete, sign, date and return the enclosed proxy card or submit a proxy over the Internet or by phone as described on the proxy card (or, if your shares are held in “street name”, follow the directions given by the broker, nominee, fiduciary or other custodian regarding how to instruct it to vote your shares). You retain the right to revoke the proxy at any time before it is actually voted by giving notice in writing to the Secretary of Atari, by giving notice in open meeting at the special meeting or by submitting a duly executed proxy bearing a later date. If you have instructed a broker, nominee, fiduciary or other custodian to vote your shares, you must follow its directions to change or revoke your voting instructions. The failure to vote will have the same effect as a vote against the merger agreement. If you do not vote in favor of approval of the merger agreement and you fulfill other procedural requirements, which are summarized in the accompanying proxy statement, Delaware law entitles you to a judicial appraisal of the fair value of your shares.

By Order of the Board of Directors

Kristina K. Pappa
Secretary

Dated: [          ], 2008

Whether or not you plan to attend the special meeting in person, please complete, sign, date and return the enclosed proxy in the accompanying self-addressed postage pre-paid envelope or submit a proxy over the Internet or by phone as described on the proxy card (or, if your shares are held in “street name”, follow the directions given by the broker, nominee, fiduciary or other custodian regarding how to instruct it to vote your shares) as soon as possible.

Page

SUMMARY TERM SHEET	1
Persons Involved in the Proposed Transaction	1
The Special Meeting	1
Structure of the Transaction	2
Purposes for the Merger	3
Certain Effects of the Merger	3
Atari’s Reasons for the Merger; Recommendations of the Special Committee and the Atari Board of Directors	3
Opinion of the Financial Advisor to the Special Committee of the Board of Directors	4
Interests of Certain Persons in the Merger	4
No Solicitation of Takeover Proposals	5
Conditions to the Merger	6
Termination of the Merger Agreement	6
Termination Fee	7
Litigation Related to the Merger	8
Material United States Federal Income Tax Consequences	8
Appraisal Rights	8
QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND MERGER	9
PERSONS INVOLVED IN THE PROPOSED TRANSACTION	14
THE SPECIAL MEETING	16
Date, Time and Place	16
Matters to be Considered	16
Record Date; Voting Rights	16
Quorum	16
Required Vote and Voting Rights	16
How Shares are Voted; Proxies; Revocation of Proxies	16
Solicitation of Proxies	17
Appraisal Rights	17
Adjournment	17
Attending the Special Meeting	17
SPECIAL FACTORS	18
Structure of the Transaction	18
Background of the Merger	19
Purposes for the Merger	25
Atari’s Reasons for the Merger; Recommendations of the Special Committee and the Atari Board of Directors	26
Position of Infogrames as to the Fairness of the Merger to Atari’s Unaffiliated Stockholders; Intent of Infogrames to Vote in Favor of the Merger Transaction	30
Opinion of the Financial Advisor to the Special Committee of the Board of Directors	31
Summary of Presentation by the Financial Advisor to Infogrames	39
Alternatives to the Merger	42
Certain Effects of the Merger	42
Infogrames’ Plan for Atari	44
Interests of Certain Persons in the Merger	44
Plans for Atari if the Merger is Not Completed	47
Estimated Fees and Expenses of the Merger	47
Financing of the Merger	48

i

ii

SUMMARY TERM SHEET

You are being asked to consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of April 30, 2008, by and among Atari, Inc. (“Atari”), Infogrames Entertainment S.A. (“Infogrames”) and Irata Acquisition Corp. (“Merger Sub”), which is referred to in this proxy statement as the merger agreement. The merger agreement provides for the merger of Merger Sub with and into Atari, which would be the surviving corporation in the merger, and, immediately following the merger, Infogrames would have beneficial ownership of all of the outstanding capital stock of Atari. This summary term sheet briefly describes the material terms of the proposed merger and may not contain all of the information that is important to you. Atari urges you to read carefully the entire proxy statement, including the annexes hereto. Each item in this summary term sheet includes a page reference directing you to a more complete description of that item.

Persons Involved in the Proposed Transaction (page 14)

•	Atari. Atari publishes and distributes interactive entertainment software in North America. The 1,000+ published titles distributed by Atari include hard-core, genre-defining franchises such as Test Drive® and mass-market and children’s franchises such as Dragon Ball Z®.

•	Infogrames. Infogrames Entertainment S.A. (“Infogrames”) is a société anonyme (S.A.) corporation organized under the laws of France. Infogrames, the parent company of the Atari Group, is listed on the Paris Euronext stock exchange (Euronext — ISIN: FR-0010478248) and has two principal subsidiaries: Atari and Atari Europe. The Atari Group is a producer, publisher and distributor of interactive entertainment software for all market segments and in all major existing game formats (Microsoft, Nintendo and Sony) and on CD-ROM for PC. Its games are sold in more than 60 countries. For the fiscal year ended March 31, 2008, Infogrames had consolidated net revenues (including Atari results) of €290.7 million. Infogrames beneficially owns approximately 51.6% of Atari’s common stock through its wholly owned subsidiary, California U.S Holdings, Inc., a California corporation (“CUSH”). If the merger is completed, Atari will become a direct wholly owned subsidiary of CUSH and a wholly owned indirect subsidiary of Infogrames.

•	Merger Sub. Irata Acquisition Corp (“Merger Sub”) is a newly formed Delaware corporation that is a direct wholly owned subsidiary of CUSH. Merger Sub’s sole purpose is to effect the merger. Merger Sub’s corporate existence will terminate upon consummation of the merger.

•	BlueBay High Yield. BlueBay High Yield Investments (Luxembourg) S.A.R.L. (“BlueBay High Yield”) is a lender to Atari under the BlueBay Credit Facility. See “Certain Transactions with Directors, Executive Officers and Affiliates”. BlueBay High Yield is an affiliate of the BlueBay Value Recovery (Master) Fund Limited (“BVRF”) and the BlueBay Multi-Strategy (Master) Fund Limited (“BMSF”, and together with BVRF, the “BlueBay Funds”). The BlueBay Funds, as disclosed in the Schedule 13D/A dated May 8, 2008 filed with the Securities and Exchange Commission (“SEC”), collectively hold approximately 31.5% of the outstanding shares of common stock of Infogrames. The BlueBay Funds also are eligible to redeem certain warrants and convert convertible bonds into shares of Infogrames, whereby, upon redemption and exercise of such stock warrants, the BlueBay Funds would collectively hold approximately 54.9% of the outstanding stock of Infogrames (on a fully diluted basis). The BlueBay Funds may be deemed by Rule 13d-3(d)(1) of the Securities Exchange Act of 1934 (the “Exchange Act”) to be beneficial owners of Atari stock held by Infogrames. See “Security Ownership of Certain Beneficial Owners and Management”. The principal business of each of the BlueBay Funds is, as an investment company, the investment of its assets across a number of asset classes, employing different investment strategies, in order to achieve returns for its investors.

The Special Meeting (page 16)

•	Date, Time, Place (page 16). The special meeting will be held on [ ], 2008 at [ ], local time, at Atari’s offices, 417 Fifth Avenue, New York, New York 10016.

•	Matters to be Considered (page 16). At the special meeting, Atari stockholders will consider and vote upon a proposal to adopt and approve the merger agreement.

•	Record Date and Quorum (page 16). Atari has fixed [ ], 2008 as the record date for the special meeting. Only holders of record of Atari’s common stock as of the close of business on the record date are entitled to notice of, and to vote at, the special meeting and any adjournment or postponement thereof. The presence at the special meeting, in person or by proxy, of the holders of a majority of shares of common stock outstanding on the record date will constitute a quorum, permitting Atari to conduct its business at the special meeting.

•	Required Vote and Voting Rights (page 16). Stockholder adoption and approval of the merger agreement requires the affirmative vote of at least a majority of Atari’s outstanding common stock entitled to vote on the merger. Each share of Atari’s common stock is entitled to one vote. As of the record date, Infogrames directly or indirectly controlled approximately 51.6% of the voting securities of Atari, which is sufficient to adopt and approve the merger agreement. As a result, approval of the merger agreement will occur as a result of the vote in favor of the merger agreement by Infogrames, regardless of the vote of any other stockholder of Atari.

•	How Shares are Voted (page 16). You may vote by attending the special meeting and voting in person, by submitting a ballot or by completing the enclosed proxy card and then signing, dating and returning it in the self-addressed postage pre-paid envelope provided. You may also vote over the internet or by telephone. For more information on voting by mail, over the internet or by telephone, see “Questions and Answers About the Special Meeting and Merger” beginning on page 9. Submitting a proxy now will not limit your right to vote at the special meeting if you decide to attend in person and vote. If your shares are held of record in “street name” by a broker, nominee, fiduciary or other custodian and you wish to vote in person at the special meeting, you must obtain from the record holder a proxy issued in your name. Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares, following the procedures provided by your broker. Failure to instruct your broker to vote your shares will have the same effect as a vote AGAINST the merger agreement.

•	Revocation of Proxies (page 16). You may revoke your proxy at any time before it is actually voted by giving notice in writing to the Secretary of Atari, by giving notice of the revocation at the special meeting or by submitting a duly executed proxy bearing a later date. Attendance at the special meeting will not, by itself, revoke a proxy. If you have given voting instructions to a broker, nominee, fiduciary or other custodian that holds your shares in “street name”, you may revoke those instructions by following the directions given by the broker, nominee, fiduciary or other custodian.

Structure of the Transaction (page 18)

Pursuant to the merger agreement, Merger Sub will be merged with and into Atari. Atari will continue its corporate existence under Delaware law as the surviving corporation in the merger and Atari will become a wholly owned indirect subsidiary of Infogrames.

At the effective time of the merger, pursuant to the merger agreement and Delaware law:

•	all shares of Atari common stock that are held by Infogrames, Atari or any of their wholly owned subsidiaries will be cancelled and retired without any consideration payable therefor;

•	each other share of Atari common stock issued and outstanding immediately before the effective time of the merger (other than any share as to which a dissenting stockholder has perfected and not withdrawn appraisal rights under Delaware law) will be converted into the right to receive US$1.68 in cash without interest;

•	each option holder will be entitled to receive an amount in cash equal to the product of (x) the number of shares into which each option was exercisable prior to the effective time subject to such stock option, multiplied by (y) the excess, if any, of the per share merger consideration of US$1.68 over the per share exercise price of such stock option, less applicable taxes required to be withheld with respect to such payment and, to the extent permitted under the applicable option plans, each outstanding and unexercised option to purchase shares of Atari common stock granted under Atari’s stock incentive plans (whether vested or unvested) at the effective time of the merger will be cancelled;

•	Atari will use its reasonable best efforts to effect a tender offer to purchase all outstanding options to acquire shares of Atari common stock granted under Atari’s employee stock incentive plans (whether or not vested or exercisable) that Atari does not have the right to cancel and that have exercise prices that exceed US$1.68 per share;

•	each outstanding share of Merger Sub common stock will be converted into one share of common stock of Atari, the surviving corporation in the merger; and

•	shares of Atari common stock, the holders of which perfect their appraisal rights in the manner prescribed by Section 262 of the Delaware General Corporate Law (“DGCL”), will be cancelled and each holder of such shares will be entitled to receive a cash payment equal to the fair value of such shares, as determined pursuant to court appraisal proceedings.

For the purposes of this proxy statement, shares of common stock of Atari beneficially owned by Infogrames and holders who have perfected and not withdrawn a demand for appraisal rights are collectively referred to as “excluded shares”.

Purposes for the Merger (page 25)

Atari’s purpose in undertaking the merger is to allow its stockholders (other than Infogrames and its affiliates) to realize the value of their investment in Atari in cash at a price that represents a 6.3% premium to the 5-day trading price prior to the date of Infogrames’ announcement of its offer, and a 58.5% premium to the 30-day trading price prior to the date of Infogrames’ announcement of its offer, of Atari’s common stock on the Nasdaq Stock Market.

Infogrames’ purpose for engaging in the merger is to acquire all of the shares of common stock (approximately 49.4%) not already beneficially owned by Infogrames. In reaching its decision to effect the merger, the Infogrames board, in consultation with its management, focused primarily on the benefits and synergies of having its products distributed in the United States by a wholly owned company that would no longer be incurring the costs involved with being a public company, and the ability of Infogrames to rebuild and develop Atari for the long term without immediate concerns about its potential liquidation or bankruptcy. See “Special Factors — Purposes for the Merger — Infogrames’ Purpose for the Merger”.

Certain Effects of the Merger (page 42)

Among other results of the merger, the stockholders of Atari (other than Infogrames and its affiliates) will no longer have any interest in, and will no longer be stockholders of, Atari and will not participate in any future earnings or growth of Atari, and Infogrames will beneficially own all of the outstanding shares of Atari. Following the merger, Atari will no longer file periodic reports and other information with the SEC. Furthermore, Atari’s common stock will no longer be publicly traded and price quotations with respect to sales of shares of Atari’s common stock on the public market will no longer be available. Currently, Atari’s common stock is quoted on the “Pink Sheets” as a consequence of being delisted from the Nasdaq Global Market on May 9, 2008 after a Nasdaq Listing Qualifications Panel determined to delist Atari’s securities because Atari had failed to regain compliance with the requirements of Nasdaq Marketplace Rule 4450(b)(3) regarding the aggregate market value of Atari’s publicly held shares. The merger is considered a “going private” transaction under applicable SEC regulations.

Atari’s Reasons for the Merger; Recommendations of the Special Committee and the Atari Board of Directors (page 26)

Prior to and at the time of Infogrames’ proposal, three of Atari’s directors had certain conflicts of interest in evaluating the merger. Atari’s special committee of independent directors, consisting of Eugene Davis, Wendell Adair, Bradley Scher and James Shein (the “Special Committee”), was therefore charged with negotiating and evaluating a potential transaction with Infogrames and, if appropriate, recommending the transaction to Atari’s board.

Both the Special Committee and the board of directors of Atari (other than Mr. Coppee, who did not participate in the decision), after careful consideration of numerous factors, have determined that the merger agreement and the merger are fair and advisable to and in the best interests of Atari’s stockholders (other than Infogrames and its affiliates). For further information regarding Atari’s reasons for entering into the merger, see “Special Factors — Atari’s Reasons For the Merger; Recommendations of the Special Committee and the Atari Board of Directors”.

Acting with the recommendation of the Special Committee, the board of directors approved the merger agreement. The board of directors, based in part on the recommendation of the Special Committee, recommends that Atari’s stockholders vote for the adoption and approval of the merger agreement.

Opinion of the Financial Advisor to the Special Committee of the Board of Directors (page 31)

In connection with the merger, Duff & Phelps LLC (“Duff & Phelps”) rendered its opinion on April 28, 2008 to the Special Committee that, subject to the qualifications and limitations set forth therein, as of that date, the per share merger consideration of US$1.68 in cash to be paid to Atari’s unaffiliated stockholders in the merger was fair to such holders from a financial point of view.

The full text of the Duff & Phelps opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Duff & Phelps in connection with the opinion, is attached as Annex B to this proxy statement and is incorporated into this proxy statement by reference. You are urged to read Duff & Phelps’ opinion carefully in its entirety. Duff & Phelps’ opinion was provided to the Special Committee in connection with its evaluation of the per share merger consideration to be paid in the merger, did not address any other aspect of the merger and did not constitute a recommendation to any holder of Atari common stock as to how such holder should vote or act with respect to any matters relating to the merger.

Interests of Certain Persons in the Merger (page 44)

In considering the recommendation of the board of directors, you should be aware that certain of Atari’s executive officers and directors, Infogrames and Merger Sub have interests in the transaction that are different from, or are in addition to, the interests of Atari’s unaffiliated stockholders generally. The Special Committee and the board of directors were aware of these conflicts of interest and considered them along with other matters when they determined to recommend the merger. These interests, which are discussed in detail in the section entitled “Special Factors — Interests of Certain Persons in the Merger”, include the following:

•	Infogrames directly or indirectly controls 51.6% of the outstanding voting securities of Atari, which is sufficient to adopt and approve the merger and the merger agreement.

•	The BlueBay Funds, as disclosed in the Schedule 13D/A dated May 8, 2008 filed with the SEC, collectively hold approximately 31.5% of the outstanding shares of common stock of Infogrames. The BlueBay Funds are also eligible to redeem certain warrants and convert convertible bonds into shares of Infogrames, and, upon such redemption and exercise of such stock warrants, the BlueBay Funds would collectively hold approximately 54.9% of the outstanding stock of Infogrames (on a fully diluted basis). The BlueBay Funds may be deemed by Rule 13d-3(d)(1) of the Exchange Act to be beneficial owners of Atari stock held by Infogrames. See “Security Ownership of Certain Beneficial Owners and Management”.

•	Infogrames has provided Atari a credit facility for the aggregate principal amount of US$20 million. Such loan is secured by substantially all the assets of Atari (subject to certain obligations under an intercreditor agreement among Infogrames, Blue Bay High Yield and Atari). For additional information regarding the Infogrames credit facility, see “Certain Transactions with Directors, Executive Officers and Affiliates”.

•	BlueBay High Yield has provided Atari a credit facility for the aggregate principal loan amount of US$14 million, plus accrued and unpaid and accruing interest and fees. Such loan is secured by substantially all the assets of Atari (subject to certain obligations under an intercreditor agreement among Infogrames, BlueBay High Yield and Atari). BlueBay High Yield and Atari entered into a Waiver, Consent and Fourth Amendment, dated as of April 30, 2008 (the “Fourth Credit Facility Amendment”), pursuant to which BlueBay High Yield agreed to, among other things, waive Atari’s non-compliance with certain representations and covenants under the credit facility and consent to the merger. If any party elects to terminate the merger agreement, it would constitute an event of default under the credit facility. For additional information regarding the Blue Bay High Yield credit facility, see “Certain Transactions with Directors, Executive Officers and Affiliates”.

•	Each executive officer of Atari holding Atari stock options (whether vested or unvested) will be entitled to receive an amount in cash equal to the excess, if any, of the per share merger consideration of US$1.68 over the applicable exercise price per share of Atari common stock subject to such Atari stock option, and such stock options will be cancelled. All outstanding options (other than those granted to Jim Wilson and Timothy Flynn) have exercise prices above US$1.68 per share.

•	It is expected that certain of the persons serving as executive officers of Atari immediately prior to the effective time of the merger will remain executive officers of the surviving corporation and will be eligible to participate in the global stock option plan of Infogrames.

•	The merger agreement provides that, following the merger, indemnification and insurance arrangements will be maintained for the persons serving as Atari’s directors and officers.

•	In consideration of the expected time and effort that would be required of Special Committee members in evaluating and approving transactions with Infogrames, including a merger proposal, on November 4, 2007 the board of directors determined that each member of the Special Committee shall receive a retainer of US$10,000 (with the exception of the Chairman of the Special Committee, who receives US$25,000). In addition, each member of the Special Committee receives US$2,000 for each Special Committee meeting attended in person and US$1,000 for each Special Committee meeting attended by telephone. The members of the Special Committee will also be reimbursed for their reasonable out-of-pocket travel and other expenses in connection with their service on the Special Committee.

No Solicitation of Takeover Proposals (page 60)

The merger agreement contains restrictions on Atari’s and the board’s ability to (i) initiate, solicit, knowingly encourage or facilitate any inquiries, offers or proposals relating to a takeover proposal, or (ii) engage in or continue discussions or negotiations with, or provide any non-public information relating to Atari or any of its subsidiaries, to any person who has made or indicated an intention to make a takeover proposal.

Atari and its board of directors may, however, if specified conditions are satisfied and the board of directors determines in good faith after consultation with outside legal counsel that the failure to take such action could constitute a breach of its fiduciary duties to Atari’s stockholders under applicable law, engage in negotiations or discussions with, and provide information about Atari to, any third party that makes an unsolicited bona fide written takeover proposal that the board of directors determines, in good faith, constitutes a superior proposal (as defined in the merger agreement) or is reasonably likely to result in a superior proposal. However, nothing in the merger agreement obligates Infogrames in any way to vote in favor of a superior proposal.

The merger agreement also provides that Atari’s board of directors shall not directly or indirectly withdraw, modify or amend (or propose or resolve to withdraw, modify or amend), in a manner adverse to Infogrames, its recommendation with respect to the merger or approve, endorse or recommend (or propose to approve, endorse or recommend) any takeover proposal other than the merger, except that before the stockholders approve the merger, Atari’s board of directors may withhold or withdraw its recommendation if Atari’s board of directors determines in good faith, after consultation with its legal and financial advisors, that the failure to do so would reasonably be expected to result in a violation of the directors’ fiduciary duties to Atari’s stockholders under applicable law, provided that Atari’s board of directors has provided Infogrames with at least three business days’ prior notice of its intention to change its recommendation. In the event of a change of recommendation due to the existence of a superior proposal, Atari’s board of directors shall give Infogrames written notice of its intention to change its recommendation at least five business days prior to making a change of recommendation. At any time Infogrames will be permitted to propose to Atari’s board of directors, revisions to the terms of the transactions contemplated by the merger agreement, and the board of directors is required to negotiate in good faith regarding any such revisions, and Atari’s board of directors may withhold or withdraw its recommendation on the basis of the superior proposal only in the event that it continues to be a superior proposal in light of any revisions to the terms of the transaction contemplated by the merger agreement to which Infogrames and Atari’s board of directors have agreed.

Conditions to the Merger (page 63)

The respective obligation of each party to complete the merger is subject to the merger agreement being adopted by the requisite Atari stockholder vote.

The obligation of Infogrames to complete the merger is subject to the satisfaction or waiver of various conditions specified in the merger agreement, including conditions relating to, among other things:

•	the absence of any event or circumstance that has or is reasonably likely to have a material adverse effect (as defined in the merger agreement) on Atari;

•	performance by Atari of its obligations under the merger agreement;

•	the accuracy of the Atari’s representations and warranties under the merger agreement;

•	the absence of any court or governmental entity enacting, issuing, promulgating, enforcing or entering any order or law that is in effect which restrains, enjoins or otherwise prohibits consummation of the merger;

•	obtaining necessary governmental and certain other consents and approvals for the transactions contemplated under the merger agreement;

•	the absence of any breach of certain company material contracts;

•	less than 15% of the outstanding Atari common stock validly exercising appraisal rights prior to the effective time; and

•	No default has been declared by the lender under the credit facility provided by BlueBay High Yield.

The obligation of Atari to complete the merger is subject to the satisfaction or waiver of conditions relating to, among other things:

•	the absence of any event or circumstance that has or is reasonably likely to have a material adverse effect (as defined in the merger agreement) on Infogrames;

•	performance by Infogrames of its obligations under the merger agreement; and

•	the accuracy of Infogrames’ representations and warranties under the merger agreement.

Termination of the Merger Agreement (page 64)

The merger agreement may be terminated at any time prior to the effective time of the merger by mutual written consent of Infogrames and Atari (through action by, or with approval of, the Special Committee).

The merger agreement may be terminated by either Atari (through action by, or with approval of, the Special Committee) or Infogrames at any time prior to the effective time if:

•	the closing does not occur by August 31, 2008, with certain extensions if (i) the Securities and Exchange Commission (“SEC”) has reviewed the Atari proxy statement and the special meeting has not been held by August 31, 2008 and (ii) after August 31, 2008 but prior to October 31, 2008, any governmental entity has entered an order that enjoins the merger and a party to the merger agreement commenced an appeal thereof, the merger agreement may be extended by written notice to the other party to the date that is 30 days following the issuance of a decision by the applicable appeals court with respect to the appeal (but in no event beyond October 31, 2008);

•	the affirmative vote of the holders of a majority of the outstanding shares of Atari’s common stock is not obtained;

•	Atari’s board changes its recommendation to Atari’s stockholders of the merger and merger agreement in any manner adverse to Infogrames due to the existence of a superior proposal;

•	any law is enacted that prohibits the consummation of the merger; or

•	any order is entered that prohibits consummation of the merger, and such order is final and nonappealable.

The merger agreement may be terminated by Infogrames at any time prior to the effective time if:

•	Atari’s board of directors withdraws, modifies or amends its recommendation to Atari’s stockholders of the merger and merger agreement in any manner adverse to Infogrames;

•	a tender offer or exchange offer for any outstanding shares of Atari common stock is commenced and Atari’s board of directors fails to recommend against acceptance of the tender offer or exchange offer by Atari’s stockholders within ten business days after the offer’s commencement, or the board of directors or Atari publicly announces its intention not to do so;

•	Atari’s board of directors exempts any person other than Infogrames or any of its affiliates from § 203 of the DGCL (relating to business combinations with interested stockholders);

•	Atari breaches any of its representations or warranties contained in the merger agreement, if such breach would have a material adverse effect on Atari, or if Atari fails to materially perform its obligations under the merger agreement, and in either case such breach is not cured within 20 business days; provided that Infogrames cannot terminate the merger agreement by reason of Atari’s breach of the credit facility provided by Infogrames unless BlueBay High Yield has declared a default under the credit facility it provides Atari and has accelerated Atari’s obligations thereunder. For further information regarding Atari’s credit facility with BlueBay High Yield, see “Certain Transactions with Directors, Executive Officers and Affiliates”;

•	a material adverse effect on Atari occurs;

•	one or more key intellectual property assets (as defined in the merger agreement) of Atari become materially impaired as a result of the acts or omissions of Atari;

•	BlueBay High Yield has declared a default under the credit facility it provides Atari and has accelerated the obligations thereunder; or

•	Atari or any of its subsidiaries has commenced certain bankruptcy-related actions.

The merger agreement may be terminated by Atari (through action by, or with approval of, the Special Committee) at any time prior to the effective time of the merger if Infogrames breaches any of its representations, warranties, covenants, or agreements contained in the merger agreement, if such breach would have a material adverse effect on Infogrames, or if Infogrames fails to materially perform its obligations under the merger agreement, and in either case such breach is not cured within 20 business days.

Termination Fee (page 65)

Atari will pay Infogrames a termination fee of US$450,000 if the agreement is terminated:

•	by Infogrames because (i) Atari’s board withdraws, modifies or amends its recommendation to Atari’s stockholders of the merger and merger agreement in any manner adverse to Infogrames; (ii) Atari’s board of directors fails to recommend against acceptance of a tender offer or exchange offer for outstanding shares of Atari common stock within ten business days of the offer’s commencement, or publicly announces its intention not to do so; (iii) Atari’s board of directors exempts any person other than Infogrames or any of its affiliates from the provisions of § 203 of the DGCL (regarding business combinations with interested stockholders); (iv) Atari willfully breaches any of its representations, warranties, covenants, or agreements contained in the merger agreement, if such breach would have a material adverse effect on Atari, and such breach is not cured within 20 business days;

•	By Atari because Atari’s board changes its recommendation of the merger and merger agreement in favor of a superior proposal, or if Atari enters into an agreement relating to a superior proposal; or

•	By either Infogrames or Atari because (i) the closing did not occur by the latest date permitted under the merger agreement, (ii) the requisite vote of the Atari stockholders is not yet obtained or (iii) Atari’s board changes its recommendation to Atari stockholders of the merger and merger agreement in favor of a superior proposal, but a takeover proposal had been proposed during the term of the Agreement and, within 18 months of the termination of the merger agreement, Atari or its subsidiaries enters into an agreement for the implementation of a takeover proposal (whether or not it is the same takeover proposal that had been previously proposed).

Litigation Related to the Merger (page 48)

On April 18, 2008, attorneys representing Christian M. Stanley, a purported stockholder of Atari (“Plaintiff”), filed a Verified Class Action Complaint against Atari, certain of its directors and former directors, and Infogrames, in the Delaware Court of Chancery. In summary, the complaint alleges that the director defendants breached their fiduciary duties to Atari’s unaffiliated stockholders by entering into an agreement that allows Infogrames to acquire the outstanding shares of Atari’s common stock at an unfairly low price. An Amended Complaint was filed on May 20, 2008, updating the allegations of the initial complaint to challenge certain provisions of the definitive merger agreement. On the same day, Plaintiff filed motions to expedite the suit and to preliminarily enjoin the merger.

Plaintiff alleges that the US$1.68 per share offering price represents no premium over the closing price of Atari stock on March 5, 2008, the last day of trading before Atari announced the proposed merger transaction. Plaintiff alleges that in light of Infogrames’ approximately 51.6% ownership of Atari, Atari’s unaffiliated stockholders have no voice in deciding whether to accept the proposed merger transaction, and Plaintiff challenges certain of the “no shop” and termination fee provisions of the merger agreement. Plaintiff claims that the named directors are engaging in self-dealing and acting in furtherance of their own interests at the expense of those of Atari’s unaffiliated stockholders. Plaintiff asks the court to enjoin the proposed merger transaction, or alternatively, to rescind it in the event that it is consummated. In addition, Plaintiff seeks damages suffered as a result of the directors’ violation of their fiduciary duties. The parties have agreed to expedited proceedings contemplating a hearing in mid-August on Plaintiff’s motion for a preliminary injunction.

Atari believes the suit to be entirely without merit and intends to oppose the action vigorously.

Material United States Federal Income Tax Consequences (page 49)

The receipt of the cash merger consideration pursuant to the merger by Atari’s unaffiliated U.S. stockholders will be a taxable transaction for U.S. federal income tax purposes. A U.S. stockholder whose shares of Atari common stock are converted to cash in the merger will recognize capital gain or loss for United States federal income tax purposes equal to the excess, if any, of the cash received in the merger over the U.S. holder’s adjusted tax basis in the shares converted into the merger consideration. Such gain or loss will be long-term capital gain or loss provided that the U.S. holder’s holding period for such shares is more than one year at the time the merger is completed. The deductibility of capital losses is subject to limitations.

The receipt of the cash merger consideration pursuant to the merger by Atari’s unaffiliated non-U.S. stockholders generally will not be subject to United Stated federal income tax except under certain circumstances.

Tax matters are very complex, and the tax consequences of the merger to you will depend on the facts of your own situation. You should consult your tax advisor for a full understanding of the tax consequences of the merger to you, including the federal, state, local and foreign tax consequences of the merger. See “Special Factors — Material United States Federal Income Tax Consequences”.

Appraisal Rights (page 51)

Stockholders who do not vote in favor of approval of the merger agreement and who comply with the procedures for perfecting appraisal rights under the applicable statutory provisions of Delaware law summarized elsewhere in this proxy statement may be entitled to payment of the “fair value” of their shares in cash determined in accordance with Delaware law. See “Special Factors — Appraisal Rights”.

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND MERGER

The following questions and answers, presented for your convenience only, briefly address some commonly asked questions about the special meeting and the merger. You should still carefully read the entire proxy statement, including the annexes hereto.

Q:	Why am I receiving these materials?

A:	The board of directors is providing these proxy materials to give you information for use in determining how to vote on the merger agreement in connection with the special meeting.

Q:	When and where is the special meeting?

A:	The special meeting will be held on [ ], 2008, at [ ], local time, at Atari’s offices, 417 Fifth Avenue, New York, New York 10016.

Q:	Will Atari still conduct its 2008 Annual Meeting?

A:	If stockholders adopt and approve the merger agreement and approve the merger at the special meeting, and the merger is completed on a timely basis, Atari will not hold its 2008 Annual Meeting.

Q:	What am I being asked to vote upon?

A:	You are being asked to consider and vote upon a proposal to adopt and approve the merger agreement. Pursuant to the merger agreement, Merger Sub will merge into Atari, and Atari will continue its corporate existence under Delaware law as the surviving corporation in the merger and Atari will become a wholly owned indirect subsidiary of Infogrames.

Q:	Who can vote on the proposal to adopt and approve the merger agreement?

A:	All holders of Atari common stock at the close of business on [ ], 2008, the record date for the special meeting, may vote in person or by proxy on the proposal to adopt and approve the merger agreement at the special meeting.

Q:	How many shares of Atari common stock need to be represented at the special meeting?

A:	The holders of shares of voting stock representing a majority of the voting power of the shares of voting stock issued, outstanding and entitled to vote at a meeting of stockholders, must be represented in person or by proxy at such meeting to constitute a quorum for the transaction of business. If you vote by proxy card, over the internet or by telephone, or in person at the special meeting, your shares will be considered present for the purpose of determining whether the quorum requirement has been satisfied.

Q:	What vote is required to adopt and approve the merger agreement?

A:	Stockholder adoption and approval of the merger agreement requires the affirmative vote of a majority of Atari’s outstanding common stock entitled to vote on the merger of Atari. As of the record date, Infogrames directly or indirectly controlled approximately 51.6% of the voting securities of Atari, which is sufficient to adopt and approve the merger agreement. As a result, approval of the merger agreement will occur upon the vote in favor of the merger agreement by Infogrames, regardless of the vote of any other stockholder of Atari.

Q:	What will happen in the merger?

A:	The proposed transaction is a merger of Merger Sub with and into Atari. Atari will continue its corporate existence under Delaware law as the surviving corporation in the merger and Atari will become a wholly owned indirect subsidiary of Infogrames.

Q:	What will each holder of Atari common stock receive in the merger?

A:	At the effective time of the merger, each share of Atari common stock outstanding at the effective time of the merger (other than excluded shares) that you hold will be cancelled and converted into the right to receive US$1.68 in cash, without interest. Shares beneficially owned by Infogrames will be cancelled with no consideration paid therefor. Shares held by stockholders who vote against adoption of the merger agreement and perfect a demand for appraisal rights under Delaware law will be cancelled and the dissenting shares will receive only the payment provided for pursuant to Section 267 of the DGCL. See Annex C.

Q:	What will an option holder receive in the merger?

A:	At the effective time of the merger, all outstanding options to acquire shares of Atari’s common stock granted under Atari stock incentive plans, whether or not vested or exercisable, that you hold will be converted into the right to receive an amount in cash, without interest, equal to the product of the number of shares of Atari common stock subject to such option multiplied by the excess, if any, of US$1.68 over the exercise price per share of each such option. Furthermore, prior to the effective time of the merger, Atari has agreed to use its reasonable best efforts to effect a tender offer to purchase all outstanding options to acquire shares of Atari common stock granted under Atari’s employee stock incentive plans (whether or not vested or exercisable) that Atari does not have the right to cancel and that have exercise prices that exceed US$1.68 per share. Documents regarding the tender offer will be mailed to option holders at or about the time this proxy statement is sent to Atari stockholders. Any payments to the option holder will be reduced by applicable withholding taxes.

Q:	What are the reasons for the merger?

A:	Atari’s purpose in undertaking the merger is to allow its stockholders (other than Infogrames and its affiliates) to realize the value of their investment in Atari in cash at a price that represents a 6.3% premium to the 5-day trading price prior to the date of Infogrames’ announcement of its offer, and a 58.5% premium to the 30-day trading price prior to the date of Infogrames’ announcement of its offer, of Atari’s common stock on the Nasdaq Stock Market.

Infogrames’ purpose for engaging in the merger is to acquire all of the shares of common stock (approximately 49.4%) not already beneficially owned by Infogrames. In reaching its decision to effect the merger, the Infogrames board, in consultation with its management, focused primarily on the benefits and synergies of having its products distributed in the United States by a wholly owned company that would no longer be incurring the costs involved with being a public company, and the ability of Infogrames to rebuild and develop Atari for the long term without immediate concerns about its potential liquidation or bankruptcy. See “Special Factors — Purposes for the Merger — Infogrames’ Purpose for the Merger”.

Q:	What was the role of the Special Committee?

A:	The Special Committee of Atari’s board of directors was established in May 2006 to evaluate transactions between Atari and Infogrames and its affiliates. Prior to and at the time of Infogrames’ proposal, three of Atari’s directors also served as directors of Infogrames or its direct or indirect subsidiaries. Because these directors had financial and other interests that could be different from, and in addition to, the interests of Atari stockholders (other than Infogrames and its affiliates) in transactions with Infogrames and its affiliates, including the proposed merger transaction, Atari’s board of directors decided that, in order to protect the interests of Atari’s unaffiliated stockholders, the Special Committee of independent directors who are not affiliated with Infogrames, should evaluate and negotiate the merger agreement and, if appropriate, recommend the merger and the terms of the merger agreement to Atari’s board. See “Special Factors — Interests of Certain Persons in the Merger — Atari Directors”.

Q:	What was the recommendation of the Special Committee to the Atari board of directors?

A:	The Special Committee has determined that the merger agreement and the merger are fair and advisable to and in the best interests of the unaffiliated stockholders of Atari. The Special Committee has unanimously recommended that the board of directors: (a) approve and adopt the merger agreement; (b) approve the merger; and (c) recommend that the stockholders of Atari vote for the adoption and approval of the merger agreement.

Q:	What is the recommendation of the board of directors to the holders of common stock of Atari?

A:	The board of directors, based on the recommendation of the Special Committee, recommends that Atari’s stockholders vote FOR the adoption and approval of the merger agreement. The recommendation of the board of directors was made after consideration of all the material factors, both positive and negative. See “Special

Factors — Atari’s Reasons for the Merger; Recommendations of the Special Committee and the Atari Board of Directors”.

Q:	What are the consequences of the merger to current Atari officers and directors?

A:	At the effective time of the merger, the directors of Merger Sub will become the directors of the surviving corporation in the merger. It is expected that, immediately following the effective time of the merger, the officers of Atari immediately prior to the effective time of the merger will remain officers of the surviving corporation.

Q:	Is the merger subject to the satisfaction of any conditions?

A:	Yes. Before completion of the transactions contemplated by the merger agreement, a number of closing conditions must be satisfied or waived. These conditions are described in this proxy statement in the section entitled “The Merger Agreement — Conditions to the Merger”. If these conditions are not satisfied or waived, the merger will not be completed even if Atari’s stockholders vote to adopt and approve the merger agreement.

Q:	When do you expect the merger to be completed?

A:	If the merger and the merger agreement are approved and adopted at the special meeting by the affirmative vote of a majority of Atari’s outstanding common stock entitled to vote on the merger, and if the other conditions to the merger agreement are satisfied or waived, Atari and Infogrames expect to complete the merger promptly after the special meeting.

Q:	What are the U.S. federal income tax consequences of the merger to Atari’s unaffiliated stockholders?

A:	The receipt of the cash merger consideration pursuant to the merger by Atari’s unaffiliated U.S. stockholders will be a taxable transaction for U.S. federal income tax purposes. A U.S. stockholder whose shares of Atari common stock are converted to cash in the merger will recognize capital gain or loss for United States federal income tax purposes equal to the excess, if any, of the cash received in the merger over the U.S. holder’s adjusted tax basis in the shares converted into the merger consideration. Such gain or loss will be long-term capital gain or loss provided that the U.S. holder’s holding period for such shares is more than one year at the time the merger is completed. The deductibility of capital losses is subject to limitations.

The receipt of the cash merger consideration pursuant to the merger by Atari’s unaffiliated non-U.S. stockholders generally will not be subject to United Stated federal income tax except under certain circumstances.

Tax matters are very complex, and the tax consequences of the merger to you will depend on the facts of your own situation. You should consult your tax advisor for a full understanding of the tax consequences of the merger to you, including the federal, state, local and foreign tax consequences of the merger. See “Special Factors — Material United States Federal Income Tax Consequences”.

Q:	How do I vote my shares of Atari common stock?

A:	You may vote by mail, over the internet, by telephone or in person.

To vote by mail:

• Complete, date and sign the enclosed proxy card.

• Return it in the postage pre-paid envelope Atari has provided.

To vote over the internet:

• Have your proxy card available.

• Log on to the internet and visit www.proxyvote.com.

• Follow the instructions that are provided.

• Do not mail in your proxy card.

To vote by telephone:

• Have your proxy card available.

• Call the toll free number shown on your proxy card.

• Follow the recorded instructions.

• Do not mail in your proxy card.

To vote in person if you are the record owner of your shares:

• Attend the special meeting.

• Vote by ballot or deliver your proxy in person.

To vote in person if your shares are held in street name (i.e., your shares are held in an account with a bank or broker or by another nominee):

• Obtain a proxy from the institution that holds your shares.

• Attend the special meeting.

• Vote by ballot, attaching the proxy from the institution that holds your shares.

If you vote by proxy and mark voting instructions on the proxy card or give voting instructions on an internet or telephone proxy, your shares will be voted as you instruct. If you do not give voting instructions, the persons named as proxies on the proxy card will vote your shares FOR the approval of the merger agreement. If any other matters properly come before the meeting, the people you appoint as your proxies will vote your shares with regard to those matters in accordance with their best judgment.

Q:	What happens if I do not return a proxy card?

A:	If you neither vote at the meeting nor grant your proxy as described in this proxy statement, your shares will not be voted, which will have the effect of voting AGAINST the adoption and approval of the merger agreement.

Q:	May I change my vote after I have mailed my signed proxy card or otherwise voted?

A:	Yes. You may revoke your proxy at any time before it is actually voted by sending a signed statement to the Secretary of Atari that the proxy is revoked, by submitting a duly executed proxy bearing a later date, or by voting in person at the special meeting. Attendance at the special meeting will not, by itself, revoke a proxy. If you have given voting instructions to a broker, nominee, fiduciary or other custodian that holds your shares in “street name”, you may revoke those instructions by following the directions given by the broker, nominee, fiduciary or other custodian.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares, following the procedures provided by your broker. Failure to instruct your broker to vote your shares will have the same effect as a vote AGAINST the merger agreement.

Q:	What does it mean if I receive more than one set of materials?

A:	This means you own shares of Atari common stock that are registered under different names. For example, you may own some shares directly as a stockholder of record and other shares through a broker; or you may own shares through more than one broker. In these situations, you will receive multiple sets of proxy materials. You must complete, sign, date and return all of the proxy cards or follow the instructions for any alternative voting procedure on each of the proxy cards that you receive in order to vote all of the shares you own. Each proxy card you receive comes with its own postage pre-paid return envelope; if you vote by mail, make sure you return each proxy card in the return envelope that accompanies that proxy card.

Q:	If the merger is completed, how will I receive the cash for my shares?

A:	Infogrames has selected American Stock Transfer and Trust Company to act as the paying agent. Infogrames will provide funds necessary for the payment of the aggregate merger consideration to the paying agent, no later than close of business on the business day immediately preceding the closing date. Promptly after the effective time, the paying agent will mail a letter of transmittal that will contain instructions concerning the procedure for surrendering stock certificates. Upon surrender of the stock certificates to the paying agent, together with a properly completed letter of transmittal and any other documents the paying agent may require, the holder will receive the appropriate merger consideration, less any applicable withholding taxes. No interest will be paid or will accrue on any amount payable upon surrender of stock certificates.

Q:	Should I send in my stock certificates now?

A:	No. If the merger is completed, you will receive written instructions for exchanging your Atari stock certificates for the applicable per share cash amount. You must return your Atari stock certificates as described in the instructions.

Q:	What if I have lost a stock certificate?

A:	If any certificate is lost, stolen or destroyed, upon making an affidavit of that fact and posting a bond in the form required by Infogrames as indemnity against any claim that may be made against Infogrames on account of the alleged loss, theft or destruction of such certificate, the paying agent will pay you the merger consideration in exchange for such lost, stolen or destroyed certificate.

Q:	What rights do I have to seek appraisal of my shares?

A:	Shares of Atari common stock that are held by a stockholder who has perfected a demand for appraisal rights pursuant to Section 262 of the DGCL will not be converted into the right to receive the merger consideration, unless and until the dissenting holder effectively withdraws his or her request for, or loses his or her right to, appraisal under the DGCL. Each such dissenting stockholder will be entitled to receive only the payment provided by Section 262 of the DGCL with respect to shares owned by such dissenting stockholder. See “Special Factors — Appraisal Rights” for a description of the procedures that you must follow if you desire to exercise your appraisal rights under Delaware law.

Q:	Where can I get additional copies of this proxy statement and who can help answer my questions?

A:	If you would like additional copies, without charge, of this proxy statement, or if you have questions about the merger agreement or the merger, including the procedures for voting your shares, you may contact Atari by telephone at (212) 726-6500 or in writing at Atari, Inc., 417 Fifth Avenue, New York, New York 10016, Attention: Arturo Rodriguez.

Q:	Who is soliciting my vote?

A:	Atari is soliciting your vote.

Q:	Who will act as inspector of election at the special meeting ?

A:	A representative of Broadridge Financial Solutions, Inc. has been chosen to act as the inspector of election at the special meeting.

Q:	Who will pay the costs relating to the solicitation of proxies from Atari stockholders?

A:	Atari and Infogrames will share all costs relating to the solicitation equally.

PERSONS INVOLVED IN THE PROPOSED TRANSACTION

Atari

Atari, Inc.
417 Fifth Avenue
New York, New York 10016
Telephone: (212) 726-6500

Atari publishes and distributes interactive entertainment software in North America. The 1,000+ published titles distributed by Atari include hard-core, genre-defining franchises such as Test Drive, and mass-market and children’s franchises such as Dragon Ball Z.

Infogrames beneficially owns approximately 51.6% of Atari’s common stock through its wholly owned subsidiary, California U.S Holdings, Inc., a California corporation (“CUSH”). CUSH’s executive offices are located at 417 Fifth Avenue, New York, NY 10016, c/o Atari, Inc. Atari is a Delaware corporation. Atari’s fiscal year end is March 31.

Additional information about Atari is contained in its Annual Report on Form 10-K for the fiscal year ended March 31, 2007, which is attached hereto as Annex D.  See “Where You Can Find More Information” on page 85.

Infogrames

Infogrames Entertainment S.A.
1 place Verrazzano
69252 Lyon Cedex 09 France
Telephone: +33 (0) 4 37 64 30 00

Infogrames Entertainment S.A., the parent company of the Atari Group, is listed on the Paris Euronext stock exchange (Euronext — ISIN: FR-0010478248) and has two principal subsidiaries: Atari and Atari Europe, a privately held company. The Atari Group is a major international producer, publisher and distributor of interactive games for consoles (Microsoft, Nintendo and Sony), and PC CD-ROMs. The Atari Group is a global publisher of interactive games for the whole family, with a catalog that includes popular franchises, including Alone in the Dark, V-Rally, Test Drive and Backyard, and international licenses, including Dragon Ball Z and Dungeons & Dragons. The Atari Group develops, publishes and distributes interactive entertainment software for all existing platforms such as Sony’s PSP, PlayStation 3, PlayStation 2, Microsoft’s Xbox 360 and Nintendo’s DS, Wii and GameBoy Advance, as well as for personal computers.

The Atari Group sells interactive games in more than 60 countries through a worldwide network of 27 subsidiaries, branches and offices. Atari games are sold by major international retailers, including Wal-Mart, Toys R Us, Auchan, Metro and Carrefour, as well as by large national or regional retail chains, discount stores, specialized retailers and convenience stores.

For the fiscal year ended March 31, 2008, Infogrames had consolidated net revenues (including Atari’s results) of €290.7 million. Of such consolidated net revenues, the Atari Group’s European operations accounted for 71%, U.S. operations of Atari, Inc. accounted for 18% and Infogrames’ Asian operations accounted for 11% of sales.

Games published by the Atari Group are developed and produced by its own staff located in Europe (France) or by independent studios. The Atari Group also contracts with third-party publishers for the distribution or joint publishing of their products, either worldwide or in a specific region.

Other than entities affiliated with BlueBay High Yield, which collectively hold approximately 31.5% of the outstanding common stock of Infogrames on a fully diluted basis and are also eligible to redeem certain warrants and convert convertible bonds to hold 54.9% of Infogrames, no other shareholder of Infogrames owns more than approximately 5% of its shares.

Infogrames beneficially owns approximately 51.6% of Atari’s common stock. As a result of the merger, Infogrames will beneficially own 100% of Atari.

Merger Sub

Irata Acquisition Corp.
1 place Verrazzano
69252 Lyon Cedex 09 France
Telephone: +33 (0) 4 37 64 30 00

Irata Acquisition Corp (“Merger Sub”) is a newly formed Delaware corporation that is a direct wholly owned subsidiary of CUSH. Merger Sub’s sole purpose is to effect the merger. Merger Sub’s corporate existence will terminate upon consummation of the merger.

BlueBay

BlueBay High Yield Investments (Luxembourg S.A.R.L.)
 c/o BlueBay Asset Management plc
77 Grosvenor Street
London, W1K 3JR, United Kingdom
+44 (0)20 7389 3700

BlueBay High Yield is a lender to Atari under a credit facility. The BlueBay Funds, as disclosed in the Schedule 13D/A dated May 8, 2008 filed with the SEC, collectively hold approximately 31.5% of shares of common stock of Infogrames. The BlueBay Funds are also eligible to redeem certain warrants and convert convertible bonds into shares of Infogrames, whereby, upon redemption and exercise of such stock warrants, the BlueBay Funds would collectively hold approximately 54.9% of the outstanding stock of Infogrames (on a fully diluted basis). The BlueBay Funds may be deemed by Rule 13d-3(d)(1) of the Exchange Act to be beneficial owners of Atari stock held by Infogrames.

THE SPECIAL MEETING

Date, Time and Place

The special meeting will be held on [          ], 2008, at [          ], local time, at Atari’s offices, 417 Fifth Avenue, New York, New York 10016.

Matters to be Considered

At the special meeting Atari is asking stockholders to consider and vote upon a proposal to approve the merger agreement.

Record Date; Voting Rights

Atari has fixed [          ], 2008, as the record date for the special meeting. Only holders of record of Atari common stock as of the close of business on the record date are entitled to notice of, and to vote at, the special meeting and any adjournment or postponement thereof. As of the close of business on the record date, there were [          ] shares of Atari common stock issued and outstanding held by approximately [          ] holders of record. Each share of Atari common stock is entitled to one vote.

Quorum

The holders of shares of voting stock representing a majority of the voting power of the outstanding shares of voting stock issued, outstanding and entitled to vote at a meeting of stockholders, represented in person or by proxy at such meeting, will constitute a quorum at the special meeting.

Required Vote and Voting Rights

Stockholder adoption and approval of the merger agreement requires the affirmative vote of a majority of Atari outstanding common stock entitled to vote on the merger. Since Infogrames beneficially owns approximately 51.6% of Atari’s common stock, Infogrames has the ability to ensure that the merger agreement will be adopted and approved by the holders of a majority of Atari’s outstanding common stock entitled to vote on the merger, as required by Delaware law.

A failure to vote, a vote to abstain or a “broker non-vote” will have the same effect as a vote AGAINST the proposal to adopt and approve the merger agreement.

If the special meeting is adjourned or postponed for any reason, at any subsequent reconvening of the special meeting, all proxies that have not been revoked or withdrawn will be voted in the same manner as they would have been voted at the original convening of the meeting.

How Shares are Voted; Proxies; Revocation of Proxies

You may vote by (i) attending the special meeting and voting in person by ballot, (ii) by completing the enclosed proxy card and then signing, dating and returning it in the postage pre-paid envelope provided, (iii) by telephone by following the directions listed on the enclosed proxy card, or (iv) over the internet by logging onto www.proxyvote.com and following the instructions on the website using the information provided on the enclosed proxy card. Submitting a proxy now will not limit your right to vote at the special meeting if you decide to attend the special meeting in person. If your shares are held of record in “street name” by a broker, nominee, fiduciary or other custodian and you wish to vote in person at the special meeting, you must obtain from the record holder a proxy issued in your name.

Shares represented by a properly executed proxy on the accompanying proxy card will be voted at the special meeting and, when instructions have been given by the stockholder, will be voted in accordance with those instructions. If you submit a proxy without giving voting instructions, the persons named as proxies on the proxy card will vote your shares FOR the approval of the merger agreement.

As of the date of this proxy statement, Atari does not expect a vote to be taken on any matters at the special meeting other than the proposal to adopt and approve the merger agreement. The accompanying proxy card gives the persons named as proxies on the proxy card authority to vote in their discretion with respect to any other matters that properly come before the special meeting.

You may revoke your proxy at any time before it is actually voted by giving notice in writing to the Secretary of Atari, by giving notice in open meeting at the special meeting or by submitting a duly executed proxy bearing a later date. Attendance at the special meeting will not, by itself, revoke a proxy. If you have given voting instructions to a broker, nominee, fiduciary or other custodian that holds your shares in “street name”, you may revoke those instructions by following the directions given by the broker, nominee, fiduciary or other custodian.

Solicitation of Proxies

This proxy statement is being furnished in connection with the solicitation of proxies by Atari’s board of directors. Atari and Infogrames will share the costs of soliciting proxies equally. These costs include the preparation, assembly and mailing of the proxy statement, the notice of the special meeting of stockholders and the enclosed proxy, as well as the cost of forwarding these materials to the beneficial owners of Atari common stock and third party solicitation efforts, if any. Atari’s directors, officers and regular employees may, without compensation other than their regular compensation, solicit proxies by mail, e-mail or telephone, in person or via the Internet.

Appraisal Rights

Stockholders who do not vote in favor of approval of the merger agreement and who comply with the procedures for perfecting appraisal rights under the applicable statutory provisions of Delaware law summarized elsewhere in this proxy statement may be entitled to payment of the “fair value” of their shares in cash determined in accordance with Delaware law. See “Special Factors — Appraisal Rights”.

Adjournment

If the special meeting is adjourned to a different place, date or time, Atari need not give notice of the adjourned meeting other than an announcement at the meeting at which the adjournment is taken of the hour, date and place to which the meeting is adjourned, provided, however, that if the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote thereat and each stockholder entitled to such notice.

Attending the Special Meeting

In order to attend the special meeting in person, you must be a stockholder of record on the record date, hold a valid proxy from a record holder or be an invited guest of Atari. You will be asked to provide proper identification at the registration desk on the day of the meeting or any adjournment of the meeting.

SPECIAL FACTORS

Structure of the Transaction

The proposed transaction is a merger of Merger Sub with and into Atari. Atari will continue its corporate existence under Delaware law as the surviving corporation in the merger and Atari will become a wholly owned indirect subsidiary of Infogrames.

The principal steps that will accomplish the merger are as follows:

The Merger.  Following the satisfaction or waiver of all conditions to the merger, the following will occur in connection with the merger:

•	all shares of Atari common stock that are held by Infogrames, Atari or any of their wholly owned subsidiaries will be cancelled and retired without any consideration payable therefor;

•	each other share of Atari common stock issued and outstanding immediately before the effective time of the merger (other than any share as to which a dissenting stockholder has perfected and not withdrawn appraisal rights under Delaware law) will be converted into the right to receive US$1.68 in cash without interest;

•	each option holder will be entitled to receive an amount in cash equal to the product of (x) the number of shares into which each option was exercisable prior to the effective time subject to such stock option, multiplied by (y) the excess, if any, of the per share merger consideration of US$1.68 over the per share exercise price of such stock option, less applicable taxes required to be withheld with respect to such payment,and, to the extent permitted under the applicable option plans, each outstanding and unexercised option to purchase shares of Atari common stock granted under Atari’s stock incentive plans (whether vested or unvested) at the effective time of the merger will be cancelled;

•	Atari will use its reasonable best efforts to effect a tender offer to purchase all outstanding options to acquire shares of Atari common stock granted under Atari’s employee stock incentive plans (whether or not vested or exercisable) that Atari does not have the right to cancel and that have exercise prices that exceed US$1.68 per share;

•	each share of Merger Sub common stock will be converted into one share of common stock of Atari, the surviving corporation in the merger; and

•	shares of Atari common stock, the holders of which perfect their appraisal rights in the manner prescribed by Section 262 of the DGCL, will be cancelled and each holder of such shares will be entitled to receive a cash payment equal to the fair value of such shares, as determined pursuant to court appraisal proceedings.

See “The Merger Agreement”.

As a result of the merger:

•	the stockholders of Atari (other than Infogrames and its affiliates) will no longer have any interest in, and will no longer be stockholders of, Atari and will not participate in any future earnings or growth of Atari;

•	Infogrames will beneficially own all of the outstanding shares of Atari;

•	shares of Atari common stock will no longer be listed on any exchange or quotation service, and price quotations with respect to sales of shares of Atari common stock in the public market will no longer be available; and

•	the registration of Atari’s common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be terminated, and Atari will cease filing reports and other information with the SEC.

Board of Directors of Atari.  The board of directors of Atari after the completion of the merger will consist of the directors of Merger Sub at the effective time of the merger, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal.

For additional details regarding the merger and interests of Infogrames in the transaction, see “Special Factors — Interests of Certain Persons in the Merger” and “The Merger Agreement”.

Background of the Merger

Prior to Infogrames’ acquisition of an interest in Atari in 1999, Infogrames and Atari completed a series of transactions that were intended to provide Infogrames with a distribution platform for Infogrames’ products in North America and to strengthen the respective businesses of Infogrames and Atari.

On December 16, 1999, GT Interactive Software Corp. (Atari’s predecessor) (“GTI”) entered into an exclusive distribution agreement with Infogrames. Shortly thereafter, Infogrames, through its wholly owned subsidiary CUSH, became the majority stockholder of GTI by purchasing via various transactions common stock and convertible securities of GTI. As of May 15, 2000, Infogrames beneficially held 71.8% of the voting securities of GTI.

On February 11, 2000, Bruno Bonnell, chairman of the board of directors and Chief Executive Officer of Infogrames, also became the chairman of the board of directors and Chief Executive Officer of GTI.

In May 2000, in connection with Infogrames’ acquisition of its majority stake, GTI changed its name to Infogrames, Inc. and announced that all of its products would be marketed under the Infogrames brand. Infogrames’ European presence allowed Infogrames, Inc. to begin the process of closing its European operations. Infogrames, Inc. also amended its exclusive distribution agreement with Infogrames, expanding Infogrames’ distribution territories to include Asia, South America and other regions. Infogrames, Inc. also entered into an agreement with Infogrames North America, Inc. (“INA”), a wholly owned subsidiary of Infogrames, to act as sales agent for INA’s products in North America.

On October 2, 2000, INA merged with and into Infogrames, Inc., with Infogrames, Inc. the surviving corporation. In connection with this merger, Infogrames, Inc. and Infogrames entered into a new distribution agreement that provided for the distribution by Infogrames, Inc. of Infogrames’ products in North America. Under the agreement, Infogrames, Inc. was entitled to retain 70% of the gross profit for the distribution of the products by it, subject to certain adjustments.

In December 2000, Infogrames acquired Hasbro Interactive and the rights to the “Atari” name. In May 2003, Infogrames licensed the rights to use the “Atari” name to Infogrames, Inc., which then changed its name to Atari, Inc. and its trading symbol on the Nasdaq National Market to “ATAR”. Subsequently, in September 2003, Infogrames and Atari extended the term and expanded the scope of the trademark license.

Between 2000 and 2006, Infogrames and Atari amended their distribution agreements with each other and entered into various intercompany management and services agreements.

By 2001, Infogrames, through CUSH’s acquisitions of additional common stock and convertible securities, beneficially held 89.8% of Atari’s outstanding voting securities.

In September 2003, Atari completed a recapitalization through the issuance of new shares pursuant to an agreement with Infogrames and a secondary public offering. On September 18, 2003, Atari converted certain outstanding indebtedness to Infogrames into shares of common stock, and on September 24, 2003, Infogrames sold shares of Atari common stock in the secondary offering, which reduced its beneficial ownership percentage to approximately 67.6% of Atari’s outstanding voting securities immediately following the completion of the offering. From time to time thereafter, Infogrames sold additional shares of Atari common stock, until its beneficial ownership interest was reduced in September 2005 to approximately 51.6% of the outstanding voting securities of Atari.

Between 2004 and 2007, Atari experienced significant declines in annual net revenue and operating income due to, among other reasons, underperformance from new product launches, product launch delays and reduced revenue after discontinued product development and sales of intellectual property assets. As a result of these declines and its limited ability to raise additional capital, Atari experienced significant financial difficulties.

Until 2005, Atari was actively involved in developing video games and in financing development of video games by independent developers, which Atari and Infogrames would publish and distribute under licenses from the developers. Beginning in 2005, because of cash constraints, Atari began to substantially reduce its involvement in development of video games and to divest itself of internal development studios. During fiscal 2006 and 2007, Atari sold a number of intellectual properties and development facilities in order to obtain cash to fund its operations. During fiscal 2007, Atari sold the rights to its “Driver” game franchise and certain other intellectual property, and sold its Reflections Interactive and Shiny Entertainment studios. By the end of fiscal 2007, Atari did not own any development studios.

On May 9, 2006, Atari’s board established the Special Committee of directors unaffiliated with Infogrames and empowered it to review and approve any transaction outside the ordinary course of business, including any proposal by Infogrames and/or its affiliated entities to acquire Atari or any of its material assets, any other transactions with Infogrames or in which Infogrames may have different interests and any other related party transactions.

On November 3, 2006, Atari established a secured credit facility for which Guggenheim Corporate Funding LLC (“Guggenheim”) was the administrative agent. The credit facility consisted of a secured, committed, revolving line of credit in the initial amount of up to US$15 million. As of June 30, 2007, Atari was not in compliance with the financial covenants of the credit facility. On October 1, 2007, Guggenheim provided a waiver of covenants of default as of June 30, 2007 but reduced the aggregate loan availability under the credit facility to US$3 million, representing the then-current outstanding balance. As a result of these events and restrictions in the credit agreement, Atari did not have the liquidity necessary to sustain its operations over the long term and had limited prospects for raising additional capital.

In May 2007, Atari undertook a plan to reduce its total workforce by approximately 20%, primarily from general and administrative functions. Also in May 2007, Infogrames engaged Lazard Frères SAS (“Lazard”) to provide it advice regarding its strategic alternatives with respect to its majority interest in Atari. On September 18, 2007, Atari filed its Annual Report on Form 10-K for the fiscal year ending March 31, 2007, in which Atari’s auditor, Deloitte & Touche LLP, gave a qualified opinion expressing doubt that Atari could continue as a going concern.

On October 5, 2007, Infogrames, through its wholly owned subsidiary CUSH, executed a stockholder action by written consent removing the five directors of Atari unaffiliated with Infogrames. In a letter dated October 5, 2007 (attached as an exhibit to its amended Schedule 13D filed with the SEC on October 9, 2007), Infogrames stated that it was taking this action in order to preserve the value of Atari for all stockholders and to take immediate action to implement necessary restructuring of Atari’s operations. Between October 10, 2007 and October 12, 2007, Messrs. Wendell Adair, Eugene Davis, Bradley Scher and James Shein were appointed by the remaining members of Atari’s board as new independent directors to fill four of the five vacancies on Atari’s board of directors created after removal of the previous directors.

On October 10, 2007, Atari retained AlixPartners LLP, a restructuring consulting firm, to assist Atari in evaluating and implementing strategic and tactical options through Atari’s restructuring process. Also on October 10, 2007, Curtis G. Solsvig III, a managing director at AlixPartners LLP, was appointed Atari’s Chief Restructuring Officer. Between October 2007 and April 2008, AlixPartners LLP and Mr. Solsvig worked with Atari management to create and implement a restructuring plan, which included refocusing Atari’s operations on its distribution business and phasing out development of new titles.

On October 11, 2007, Atari’s board of directors appointed Messrs. Wendell Adair, Eugene Davis, Bradley Scher and James Shein, the four independent members of the board of directors, to Atari’s Special Committee to make recommendations regarding and to approve transactions with related parties, particularly Infogrames and its affiliates.

On October 18, 2007, Guggenheim, with the consent of Atari, transferred the US$3 million in outstanding loans under the credit facility to BlueBay High Yield and agreed to the appointment of BlueBay High Yield as successor administrative agent. The BlueBay Funds, investment funds affiliated with BlueBay High Yield, are stockholders of Infogrames. See “Security Ownership of Certain Beneficial Owners and Management”. On

October 23, 2007, BlueBay High Yield and Atari entered into a waiver and amendment agreement to waive the existing defaults, amend the financial and other covenants, amend the conditions to availability of loans under the credit facility and increase the credit facility to US$10 million.

On October 30, 2007, David Pierce informed Atari that he was resigning from his position as President and Chief Executive Officer of Atari. In his resignation notice, Mr. Pierce cited provisions in his employment agreement regarding the termination of his employment under certain circumstances, and referred specifically to the provisions regarding (i) a material diminution or adverse change in his position, office or duties, which he believed would be caused by the October 10, 2007 appointment of Mr. Solsvig as Atari’s Chief Restructuring Officer, and (ii) the replacement of a majority of Atari’s board of directors in a given year, where such replacement was not approved by the board of directors as constituted at the beginning of such year, which replacement he noted Infogrames had effected earlier in the month. After discussion with members of the board, Mr. Pierce rescinded any purported resignation but reserved his rights to take subsequent action. During the following two weeks, Atari and Mr. Pierce negotiated the terms of his separation.

In November 2007, Atari undertook a plan to lower operating expenses by, among other things, reducing headcount. The plan included (i) a reduction in force to consolidate certain operations, eliminate certain non-critical functions, and refocus certain engineering and support functions, and (ii) the transfer of certain product development and business development employees to Infogrames in connection with the termination of a production services agreement between Atari and Infogrames. The plan, when completed, is expected to reduce headcount by 30%.

On November 4, 2007, the board of directors of Atari determined that each member of the Special Committee shall receive a retainer of US$10,000 (with the exception of the Chairman of the Special Committee, who shall receive US$25,000). In addition, each member of the Special Committee will receive US$2,000 for each Special Committee meeting attended in person and US$1,000 for each Special Committee meeting attended by telephone. Such fees are payable whether or not the merger is completed, and were approved prior to the receipt of Infogrames’ proposal and were not changed by the board of directors thereafter.

In light of its extremely limited liquidity and its need to raise additional capital, on November 8, 2007, Atari and Infogrames entered into exclusive licensing agreements under which Atari granted Infogrames the exclusive right to develop and distribute licensed products derived from Atari’s “Test Drive” video game franchise for a term of seven years. Atari also granted Infogrames the exclusive right to distribute any versions of the “Test Drive” and “Test Drive Unlimited” games throughout the world (except in North America). Infogrames paid Atari a non-refundable advance royalty of US$5 million and agreed to develop and commercially release at least two games based on the franchise during the five years following the licensing agreements. The transaction was reviewed and approved by the Special Committee.

Also on November 8, 2007, Atari entered into a Waiver and Second Amendment to the Credit Agreement between Atari and BlueBay High Yield in order to obtain the waiver of its violations of certain operating covenants under its credit facility that had occurred and were existing as of that date and to obtain BlueBay High Yield’s consent to Atari’s entering into the licensing agreements with Infogrames.

On November 13, 2007, Mr. Pierce resigned from his position as President and Chief Executive Officer of Atari, and Atari and Mr. Pierce executed a Separation Agreement and general release as of such date. Atari’s board of directors began an executive search for Mr. Pierce’s replacement.

During the period from November 2007 to early December 2007, representatives of Atari together with AlixPartners had discussions regarding the terms of new intercompany arrangements and the repositioning of Atari’s business.

On December 4, 2007, Atari entered into a Global Memorandum of Understanding Regarding Restructuring of Atari, Inc. (“GMU”) with Infogrames. The GMU was approved by the Special Committee on November 30, 2007. Pursuant to this agreement, Atari agreed to terminate its existing distribution agreements with respect to new products as well as other intercompany agreements that it had previously entered into with Infogrames. Atari and Infogrames then entered into a new distribution agreement under which Atari was given the exclusive right to contract with Infogrames for distribution rights in North America and Mexico for all interactive software games developed by or on behalf of Infogrames that are released in packaged media format. The GMU also contemplated the execution of a Waiver, Consent and Third Amendment to the Credit Agreement between Atari and BlueBay

High Yield. Under the Waiver, Consent and Third Amendment, BlueBay High Yield increased the availability under Atari’s credit facility to US$14 million and again waived Atari’s violations of certain operating covenants that had occurred and were existing as of that date, conditioned on the entry into the new agreements.

As of December 31, 2007, Atari was in violation of certain weekly cash flow covenants contained in its credit facility with BlueBay High Yield. These violations continued until April 30, 2008. BlueBay High Yield entered into two forbearance agreements with Atari and on April 30, 2008, as further discussed below, entered into the Fourth Credit Facility Amendment.

On December 21, 2007, Atari received a notice from The Nasdaq Stock Market advising that Atari was not in compliance with Nasdaq Marketplace Rule 4450(b)(3) because the aggregate market value of Atari’s publicly held shares was less than US$15 million for 30 consecutive business days prior to such date.

Between 2000 and 2007, in addition to credit facilities with, among others, Guggenheim and BlueBay High Yield, Atari has relied on Infogrames to provide it financial support through loans or purchases of Atari assets. In order to explore opportunities that might provide value for Atari’s stockholders, Atari’s management engaged from time to time in discussions with representatives of Infogrames regarding possible strategic relationships and other transactions. Representatives from Atari met with representatives from Infogrames and Blue Bay from time to time between December 2007 and February 2008.

On March 2, 2008, Lazard made a presentation to the board of directors of Infogrames, as described below under “Special Factors — Summary of Presentation by the Financial Advisor to Infogrames”.

On March 5, 2008, Atari received the following letter from Infogrames:

March 5, 2008

Board of Directors
Atari, Inc.
417 Fifth Avenue
New York, NY 10016

Gentlemen:

We are pleased to submit this letter summarizing the principal terms upon which Infogrames Entertainment S.A. (“IESA”) and/or our affiliates would potentially acquire the remaining equity interests in Atari, Inc. (“Atari”)). As Atari’s largest single shareholder, IESA is prepared to work expeditiously on the Acquisition (defined below) which we believe will be in the best interests of Atari and its public shareholders.

1. Proposed Terms.  We are proposing to acquire all of the remaining outstanding shares of common stock of Atari, other than the shares held IESA and its affiliates (which would be cancelled), for a cash amount per share of US$1.68 (the “Acquisition”). The Acquisition would not be subject to any financing condition.

2. Due Diligence.  IESA would only require a limited amount of due diligence. IESA intends to have its due diligence investigation completed prior to entering into a definitive agreement regarding the Acquisition.

THIS LETTER IS A NON-BINDING EXPRESSION OF INTENT. IESA RESERVES THE RIGHT, IN ITS SOLE DISCRETION, TO REVISE OR WITHDRAW THE PROPOSAL CONTAINED IN THIS LETTER AT ANY TIME AND FOR ANY REASON PRIOR TO THE EXECUTION AND DELIVERY OF A SEPARATE DEFINITIVE AGREEMENT REGARDING THE ACQUISITION. THE PARTIES SHALL HAVE NO OBLIGATION TO CONSUMMATE THE ACQUISITION UNLESS AND UNTIL A SEPARATE DEFINITIVE AGREEMENT IS EXECUTED AND DELIVERED BY EACH PARTY HERETO AND SUBJECT IN ALL RESPECTS TO THE SATISFACTION OF THE CONDITIONS CONTAINED IN SUCH AGREEMENT.

IESA and its advisors are prepared to work diligently on the Acquisition. We would appreciate a response prior to 5:00 pm EST on March 11, 2008.

Please contact me at * * * if you have any questions regarding the contents of this letter. I look forward to the successful completion of the discussions contemplated by this letter.

Very truly yours,

/s/  David Gardner
David Gardner
Chief Executive Officer
Infogrames Entertainment S.A.

The closing price per share of the Atari common stock on March 5, 2008 was US$1.68. On March 6, 2008, Atari issued a press release announcing Atari’s receipt of Infogrames’ non-binding indication of intent and that it intended a thorough evaluation of the proposal.

At a meeting of the Special Committee held on March 6, 2008, Mr. Davis conveyed Infogrames’ offer to the Special Committee, and with Atari’s outside counsel, Milbank, Tweed, Hadley & McCloy LLP (“Milbank”), discussed a possible timeline for the transaction and retaining a financial advisor to assist the Special Committee’s evaluation of the offer. Between March 6, 2008 and March 8, 2008, the Special Committee requested and received proposals from various financial advisors to assist Atari’s evaluation and to issue a fairness opinion to the Special Committee.

At a meeting of the Special Committee held on March 9, 2008, the Special Committee discussed the proposals it had received from Duff & Phelps LLC (“Duff & Phelps”) and another financial advisor. After considering, among other things, the services offered by each advisor, the fees for such services and the backgrounds and capabilities of the members of the advisors’ teams, the Special Committee determined to engage Duff & Phelps.

On March 11, 2008, the Special Committee engaged Duff & Phelps as its financial advisor to provide an opinion to the Special Committee as to the fairness, from a financial point of view of the merger consideration to the unaffiliated stockholders of Atari.

Between March 11, 2008 and March 18, 2008, Duff & Phelps held meetings and discussions with Atari management, evaluated the Company and reached preliminary valuation findings. At the direction of the Special Committee, Duff & Phelps engaged in informal discussions with Lazard, Infogrames’ financial advisor with respect to the proposed transaction, regarding the US$1.68 per share consideration. On March 18, 2008, Lazard informed Duff & Phelps that Infogrames was not willing to increase the per share consideration. Lazard communicated on behalf of Infogrames their view that the per share consideration, while not at a premium to the March 5, 2008 closing price of Atari common stock, provided a premium to (i) Atari’s trading price five days and thirty days prior to the announcement and (ii) Atari’s net asset value per share at that date.

On March 17, 2008, BlueBay High Yield’s then current forbearance agreement with Atari expired.

On March 19, 2008, the Special Committee held a telephonic meeting, with all members present, in which Milbank and Duff & Phelps discussed with the Special Committee the Infogrames offer. Duff & Phelps also provided the Special Committee with its preliminary analysis of Atari’s valuation and Infogrames’ proposal. The March 19, 2008 presentation included Duff & Phelps’ preliminary analysis of Atari’s historical (between March 31, 2003 and March 31, 2007) and projected (Atari management’s projections through March 31, 2009) financial information; current and historical common stock trading statistics during the period March 19, 2007 through March 18, 2008; and analysis of comparable mergers and acquisition transactions with respect to both multiples of revenue and EBITDA and premiums paid by buyer. After discussion, the Special Committee directed Milbank to engage in discussions with Infogrames’ legal counsel, Morrison & Foerster LLP (“Morrison & Foerster”), to request clarification on: (i) Infogrames’ intention with respect to funding the Company’s operating losses and working capital needs through the completion of the transaction; (ii) Infogrames’ intention with respect to obtaining an extension of the forbearance agreements with BlueBay High Yield; and (iii) the Atari stockholder approval Infogrames was contemplating in order to approve the transaction.

Milbank subsequently discussed with Morrison & Foerster Atari’s need for funding between signing and closing the transaction, the legal form of the transaction, the closing conditions Infogrames would require (including the required stockholder vote), the proposed timeline for the transaction, any necessary regulatory approvals and any due diligence on Atari that Infogrames would require.

Effective March 21, 2008, Thomas Schmider, deputy managing director of Infogrames, resigned as a member of Atari’s board of directors.

From mid-March to mid-April 2008, Infogrames and its legal counsel conducted due diligence on areas identified by Infogrames, particularly Atari’s intellectual property assets.

On March 24, 2008, Mr. Davis, Milbank and members of Atari management discussed the need for a meeting among Atari, Infogrames and BlueBay High Yield to discuss major outstanding points regarding the primary terms of the merger transaction.

Also on March 24, 2008, Atari received a Staff Determination Letter from the Nasdaq Listing Qualifications Department stating that Atari had not gained compliance with the requirements of Nasdaq Marketplace Rule 4450(b)(3) and that its securities were subject to delisting from The Nasdaq Global Market.

On March 25, 2008, representatives of the Special Committee, Infogrames and BlueBay High Yield, and their respective legal counsel, held a telephonic conference call to discuss open issues regarding the primary terms of the merger transaction, including Atari’s need for funding, the legal form of the transaction, the closing conditions Infogrames would require (including the required stockholder vote), and required due diligence. BlueBay High Yield agreed to discuss extending further credit to Atari and committed to work with Atari management to analyze Atari’s cash needs. Infogrames’ counsel indicated that the intended form of transaction would be by reverse triangular merger, wherein a wholly owned subsidiary of Infogrames would be merged with and into Atari, with Atari surviving the merger and becoming a wholly owned subsidiary of Infogrames. Infogrames’ counsel further indicated that Infogrames was requiring that the only vote required to approve the transaction was the affirmative vote of the holders of a majority of Atari’s outstanding voting securities.

On March 31, 2008, Jim Wilson was appointed as Atari’s Chief Executive Officer and President.

Between March 25, 2008 and April 7, 2008, BlueBay High Yield and Atari management had numerous discussions regarding Atari’s cash disbursement projections and near-term cash needs. During that time, BlueBay High Yield approached Infogrames regarding Infogrames’ providing funding to Atari, as opposed to BlueBay High Yield’s increasing the availability under existing credit facility.

On April 7, 2008, the Special Committee and Infogrames, with the Special Committee’s and Infogrames’ respective legal counsel, held a telephonic meeting to discuss Infogrames’ offer, Infogrames’ interim funding to Atari and the parties’ next steps. It was agreed that Milbank would discuss with BlueBay High Yield’s counsel terms of a waiver or forbearance of Atari’s continuing violations of its financial and operational covenants under the BlueBay High Yield credit facility, as well as coordinate with Morrison & Foerster any required amendments to the BlueBay High Yield credit facility and any intercreditor agreements between BlueBay High Yield and Infogrames. Infogrames’ counsel also indicated that a draft merger agreement was forthcoming.

On April 11, 2008, Atari received the first draft of the merger agreement from Infogrames.

Between April 11 and April 30, 2008, Atari, Infogrames, BlueBay High Yield, the Special Committee and their respective legal counsel engaged in numerous discussions and draft revisions of the transaction documents.

At a meeting of the Special Committee held on April 16, 2008, the Special Committee discussed with Milbank the remaining major open points on the merger agreement, including the breadth of Atari’s representations and warranties, the pre-closing restrictive covenants, limitations on Atari’s ability to consider alternative transactions, the proposed termination fee, and the requirement that Atari call a meeting with no effective termination rights.

Also on April 16, 2008, Jean-Michel Perbet resigned as a member of Atari’s board of directors.

On April 19, 2008, Mr. Davis and Mr. Gardner, together with the Special Committee’s and Infogrames’ respective legal counsel, conducted a telephonic meeting at which the material terms of the merger agreement were discussed, including the ability of Infogrames to accelerate Atari’s obligations under the proposed credit agreement and the source of Atari’s pre-closing operating and financial covenants, the appropriate date for the outside termination date of the merger agreement, the treatment of outstanding options to acquire Atari common stock granted under Atari’s stock incentive plans and the assumption of indemnification obligations and maintenance of the “tail” in Atari’s directors and officers liability insurance policy. Milbank and Mr. Davis also discussed with Infogrames Atari’s need for additional financing and requested that the proposed terms of interim financing to be provided by Infogrames be provided to Atari and its advisors as soon as possible.

On April 21, 2008, Infogrames’ counsel communicated that Infogrames insisted on a termination fee but would be willing to reduce it from approximately 15% to approximately 5% of the aggregate purchase price. Milbank agreed to convey Infogrames’ position to the Special Committee. Later that day, Atari received the first draft of the credit agreement from Infogrames.

On April 22, 2008, Milbank and Morrison & Foerster discussed issues regarding the draft credit agreement, including the restrictiveness of the representations, warranties, covenants and conditions, the required use of proceeds and the proposed terms of the intercreditor agreement between Infogrames and BlueBay High Yield.

On April 23, 2008, Atari received a draft intercreditor agreement from BlueBay High Yield.

On April 24, 2008, Lazard gave a presentation to the board of directors of Infogrames, as described below under “Special Factors — Summary of Presentation by the Financial Advisor to Infogrames”.

On April 28, 2008, the Special Committee held a meeting to evaluate the transaction documents and the terms of the transaction. Milbank summarized for the Special Committee the principal terms of each of the Transaction Documents. Duff & Phelps presented its fairness opinion to the Special Committee, which is summarized under “Special Factors — Opinion of the Financial Advisor to the Special Committee”, that, subject to the qualifications and limitations set forth therein, the per share merger consideration is fair from a financial point of view to the stockholders of Atari, other than Infogrames and its affiliates.

Following Milbank’s and Duff & Phelps’ presentations, the Special Committee discussed the benefits and risks associated with the proposed transaction to Atari’s unaffiliated stockholders and the Special Committee’s reasons for entering into the proposed transactions. After due deliberation, the Special Committee determined that the transaction was fair to the Atari stockholders (other than Infogrames and its affiliates) and recommended to the Board of Directors that the transaction be consummated. Also on April 28, 2008, the Board of Directors (with Mr. Coppee absent), following the recommendation of the Special Committee, approved the transaction.

On April 30, 2008, Atari, Infogrames, and BlueBay High Yield executed the transaction documents and on May 1, 2008, Atari and Infogrames issued press releases announcing the execution of the merger agreement. See “Certain Transactions with Directors, Executive Officers and Affiliates — Agreements Related to the Merger”.

Purposes for the Merger

Atari’s Purpose for the Merger

Atari’s purpose in undertaking the merger is to allow its stockholders (other than Infogrames and its affiliates) to realize the value of their investment in Atari in cash at a price that represents a 6.3% premium to the 5-day trading price prior to the date of Infogrames’ announcement of its offer, and a 58.5% premium to the 30-day trading price prior to the date of Infogrames’ announcement of its offer, of Atari’s common stock on the Nasdaq Stock Market.

Infogrames’ Purpose for the Merger

Infogrames’ purpose for engaging in the merger is to acquire all of the shares of common stock not already beneficially owned by Infogrames. In reaching its decision to effect the merger, the Infogrames board, in consultation with its management, focused on the following material factors:

•	that a combination of the businesses of Infogrames and Atari would result in substantial savings of operating costs that currently burden Atari;

•	that the combined businesses of Infogrames and Atari would benefit from synergies in marketing, technology, and research and development opportunities, and savings on public company costs such as legal, auditing, accounting and other expenses involved in the preparation, filing, and dissemination of annual and other periodic reports, as well as compliance with the provisions of the Sarbanes-Oxley Act and the regulations resulting from that law;

•	the ability of Infogrames to rebuild and develop Atari for the long term without immediate concerns about its potential liquidation or bankruptcy; and

•	the matters described under “Special Factors — Position of Infogrames as to the Fairness of the Merger to Atari’s Unaffiliated Stockholders; Intent of Infogrames to Vote in Favor of the Merger Transaction”.

Atari’s Reasons for the Merger; Recommendations of the Special Committee and the Atari Board of Directors

Prior to and at the time of Infogrames’ proposal, three of Atari’s directors also served as directors of Infogrames or its direct or indirect subsidiaries. Because these directors had financial and other interests that could be different from, and in addition to, the interests of Atari stockholders (other than Infogrames and its affiliates) in transactions with Infogrames and its affiliates, including the proposed merger transaction, Atari’s board of directors decided that, in order to protect the interests of Atari’s unaffiliated stockholders in evaluating and negotiating the merger agreement, the Special Committee of independent directors who are not affiliated with Infogrames should evaluate and negotiate the merger agreement and, if appropriate, to recommend the merger and the terms of the merger agreement to Atari’s board. See “Special Factors — Interests of Certain Persons in the Merger — Atari Directors”.

Both the Special Committee and the board of directors of Atari (with Mr. Coppee absent) have determined that the merger agreement and the merger are fair and advisable to and in the best interests of the stockholders of Atari other than Infogrames and its affiliates. The Special Committee unanimously recommended that the board of directors:

•	approve and adopt the merger agreement;

•	approve the merger; and

•	recommend that the stockholders of Atari vote for the adoption and approval of the merger agreement.

Based on the recommendation of the Special Committee, the board of directors (of which the directors present were the same as the Special Committee because of Mr. Coppee’s absence) approved and adopted the merger agreement, approved the merger and resolved to recommend to Atari’s stockholders that they vote for the adoption and approval of the merger agreement.

In reaching their determinations and making their recommendations, the Special Committee and the board of directors relied on Atari’s management including the Chief Restructuring Officer to provide financial information, projections and assumptions (based on the best information available to management at that time).

In reaching its determination and making its recommendation, the Special Committee considered factors including:

•	the terms of the merger agreement, pursuant to which the stockholders will have the right to receive US$1.68 per share as merger consideration;

•	the fact that since the merger consideration consists entirely of cash, Atari stockholders will not be subject to uncertainty as to the value of the merger consideration to be received;

•	the opinion of Duff & Phelps to the effect that, as of the date such opinion was delivered and based upon and subject to the assumptions, factors, limitations and qualifications set forth in the opinion, the merger consideration is fair, from a financial point of view, to the holders of the common stock of Atari (other than Infogrames and its affiliates);

•	the Committee’s belief, based on, among other things, the detailed financial and valuation advice provided by Duff & Phelps described below under “Special Factors — Opinion of the Financial Advisors to the Special Committee”, which included that the merger consideration:

•	represented a 6.3% premium to the 5-day trading price prior to the date of Infogrames’ announcement of its offer, and a 58.5% premium to the 30-day trading price prior to the date of Infogrames’ announcement of its offer, of Atari’s common stock on the Nasdaq Stock Market;

•	was within the range of implied valuation multiples for selected packaged media distributors; and

•	was significantly above Atari’s per share liquidation value, assuming an orderly liquidation of Atari’s assets in a Chapter 11 or Chapter 7 proceeding;

•	the historical trading prices and other trading characteristics of Atari’s common stock, including Atari’s small public float and the very low average trading volumes;

•	Atari’s current financial condition and recent results of operations;

•	the risks of implementing a business plan to provide any growth opportunities;

•	Atari’s dependence on third parties, including Infogrames, for products to distribute;

•	the limited funds available to Atari to continue its operations and implement its business plan;

•	the lack of available financing from parties other than affiliates of Atari;

•	the fact that Atari’s existing senior lender was unwilling to extend additional credit to Atari and had the right to accelerate amounts then outstanding, which right is being waived as a result of the transaction;

•	the fact that, without additional financing, Atari would likely be required to either liquidate or seek protection under bankruptcy laws, which would likely lead to little, if any, recovery by the holders of Atari’s common stock;

•	conditions generally in the game development and distribution industry;

•	the ability of Atari to compete successfully in its industry given its size and the size and resulting financial resources of its competitors;

•	trends towards consolidation in the industry, which make it increasingly difficult for Atari to compete successfully;

•	the fact that at that time Atari’s common stock was subject to delisting from the Nasdaq Stock Market, and the lack of realistic alternatives to avoid delisting, including the anticipated negative effects on the liquidity and trading prices of Atari’s common stock that would likely occur as a result of delisting;

•	that Atari stockholders who do not vote in favor of the merger or otherwise waive their rights will have the right under Delaware law to seek court appraisal of the fair value of their shares;

•	the fact that the merger agreement and the terms of the merger were negotiated by a Special Committee of the Board that was comprised entirely of independent directors;

•	the fact that Infogrames has indicated it was not willing to consider a sale to another third party of its position, which makes it unlikely that third parties would make competing offers and makes it very difficult for the Special Committee to seek alternatives;

•	the fact that, despite wide-spread publicity about Infogrames’ offer, no third parties made any other proposal to acquire Atari or any interest therein or to extend financing to Atari;

•	the terms of the merger agreement that, among other things:

•	permit the Special Committee to respond to unsolicited offers and to terminate the merger agreement in the event that the Special Committee determines that an alternative proposal is superior to the Infogrames proposal, subject to certain match rights;

•	limit the ability of Infogrames to terminate the merger agreement; and

•	permit the Special Committee to withdraw or change its recommendation under certain circumstances; and

•	the fact that, in conjunction with the entry into the merger agreement, Infogrames has agreed to extend a loan of up to US$20 million to Atari to cover expected capital requirements.

The Special Committee believes that each of these factors supported its conclusion that the merger is fair and advisable to and in the best interests of Atari’s stockholders (other than Infogrames and its affiliates). The Special Committee considered the valuation analyses presented by Duff & Phelps, some of which represented the sale of Atari as a continuing business and some of which represented Atari remaining as a stand-alone entity, and which included Duff & Phelps’ determination of Atari’s liquidation value, assuming an orderly liquidation of Atari. While the Special Committee did not believe that there is a single method for determining “going concern value”, the Special Committee believed that most of Duff & Phelps’ valuation methodologies represented a valuation of Atari as it continues to operate its business, and, to that extent, such analyses could be collectively characterized as forms of going concern valuations. For example, the Special Committee considered the public market trading analysis, which could be considered to represent the “stand-alone” valuation of Atari if it traded at the multiples calculated for the comparable companies. In addition, the net asset value analysis could be considered a “stand-alone” valuation of Atari based on Atari’s December 31, 2007 unaudited balance sheet and Atari’s estimated internal March 31, 2008 balance sheet. The Special Committee considered these analyses in the context of the other valuation analyses performed by Duff & Phelps in the preparation of its opinion, and, in that regard, such analyses factored into the Special Committee’s conclusions as to the fairness of the merger to the unaffiliated stockholders.

The Special Committee also considered a variety of risks and other potentially negative factors concerning the merger agreement and the transactions contemplated by it, including the merger. These factors included:

•	Atari’s stockholders (other than Infogrames and its affiliates) will no longer have an equity interest in Atari and will therefore lose any rights to participate in Atari’s future growth;

•	that, for U.S. federal income tax purposes, the merger will be taxable to Atari stockholders receiving merger consideration;

•	that the merger consideration does not reflect a premium over the trading price on the day preceding the delivery and announcement of Infogrames’ offer;

•	that Infogrames was unwilling to increase the merger consideration;

•	that the merger agreement does not include a “majority of the minority” stockholder approval provision, and therefore the merger can be approved by Infogrames regardless of the vote of any other Atari stockholders;

•	that Infogrames’ controlling interest made competing third party proposals unlikely;

•	the history and background of transactions between the parties; and

•	the risk that the merger would not be consummated.

This discussion of the information and factors considered by the Special Committee in reaching its conclusions and recommendation includes the material factors considered by the Special Committee, but is not intended to be exhaustive. In view of the wide variety of factors considered by the Special Committee in evaluating the merger agreement and the transactions contemplated by it, including the merger, and the complexity of these matters, the Special Committee did not find it practicable, and did not attempt, to quantify, rank or otherwise assign relative weight to those factors. In addition, different members of the Special Committee may have given different weight to different factors.

The Special Committee believes that sufficient procedural safeguards were and are present to ensure the fairness of the merger and to permit the Special Committee to represent effectively the interests of Atari’s unaffiliated stockholders even though (x) the merger does not require approval of Atari’s unaffiliated stockholders and (y) Infogrames holds approximately 51.6% of Atari’s common stock, has the power to control Atari and has indicated its intention not to sell any portion of those shares. These procedural safeguards include the following:

•	the Special Committee was established by the board of directors to consider and approve transactions with Infogrames, including the merger agreement, and given full authority to evaluate the proposed transaction and any alternative transactions;

•	the Special Committee is comprised of four directors who are not affiliated with Infogrames and are not current employees of Atari or any of its subsidiaries or affiliates;

•	the Special Committee’s active negotiations with representatives of Infogrames regarding the merger consideration and the other terms of the merger and the merger agreement;

•	other than their receipt of fees paid to members of the board of directors and the Special Committee (which were agreed upon prior to Atari’s receipt of Infogrames’ proposal, and are not contingent upon consummation of the merger and were not contingent upon the Special Committee recommending the merger agreement) and their indemnification and liability insurance rights under existing agreements, policies and the merger agreement, members of the Special Committee do not have an interest in the merger different from that of Atari’s unaffiliated stockholders;

•	the Special Committee retained and received the advice and assistance of Duff & Phelps as its financial advisor and requested and received from Duff & Phelps, on April 28, 2008, an opinion that, as of that date and based upon and subject to the assumptions, factors, limitations and qualifications set forth therein, the per share merger consideration to be paid to the holders of shares of Atari’s common stock (other than Infogrames and its affiliates) in the merger is fair to such holders from a financial point of view;

•	the recognition by the Special Committee that it had no obligation to recommend the approval of the merger proposal or any other transaction;

•	the recognition by the Special Committee that it could consider and recommend a superior proposal and terminate the merger agreement; and

•	the availability of appraisal rights under Delaware law for Atari’s stockholders who oppose the merger.

In reaching its determination that the merger agreement and the merger are advisable, substantively and procedurally fair to and in the best interests of Atari’s unaffiliated stockholders, the board of directors (whose members in attendance were identical to the Special Committee because of Mr. Coppee’s absence) determined that the analysis of the Special Committee was reasonable and expressly adopted the analysis of the Special Committee as to the fairness to Atari’s unaffiliated stockholders of the merger consideration of US$1.68 per share and the other matters discussed above.

In view of the wide variety of factors considered by the board of directors in evaluating the merger and the complexity of these matters, the board of directors did not find it practicable, and did not attempt, to quantify, rank or otherwise assign relative weight to those factors. In addition, different members of the board of directors may have given different weight to different factors.

Based in part upon the recommendation of the Special Committee, the board of directors (with Mr. Coppee absent) voted to approve and adopt the merger agreement and resolved to recommend that you vote FOR the adoption and approval of the merger agreement.

The members of the Special Committee and the Board do not own any shares of Atari common stock, and, accordingly, will not receive any consideration in the merger. Members of the Special Committee and the Board own, in the aggregate, 11,000 options to purchase Atari common stock. If the merger is consummated, members of the board of directors of Atari, based on their ownership of options to acquire Atari common stock, will be entitled to receive an aggregate of US$[          ] if such members choose to tender their options pursuant to the tender offer described in “The Merger Agreement — Stock Options”, but will not otherwise receive any merger consideration in respect of such options since the per share exercise price of such options exceeds US$1.68.

The board of directors, based on the recommendation of the Special Committee, recommends that Atari’s stockholders vote FOR the adoption and approval of the merger agreement. The recommendation of the board of directors was made after consideration of all the material factors, both positive and negative, as described above.

Position of Infogrames as to the Fairness of the Merger to Atari’s Unaffiliated Stockholders; Intent of Infogrames to Vote in Favor of the Merger Transaction

Infogrames believes that the merger is financially and procedurally fair to Atari’s unaffiliated stockholders. In reaching its determination regarding the substantive fairness of the merger, Infogrames considered the following factors:

•	the merger does not involve a change of control of Atari and Infogrames is not willing to sell its stake in Atari to a third party or allow Atari to merge with or be acquired by another entity. However, Infogrames has not applied a minority discount to the merger consideration even though Infogrames believes that the possibility of a competing bid by another party is highly unlikely;

•	the merger consideration represents a premium of approximately 6.3% over the five-day average trading price per share of Atari common stock reported by the Nasdaq Stock Market prior to March 5, 2008, the date Infogrames delivered its offer letter to Atari. The merger consideration also represents a premium of approximately 58.5% over the 30-day average trading price reported by the Nasdaq Stock Market for Atari common stock prior to such date;

•	the merger consideration represents a premium over Atari’s negative book value of US$1.25 per share as of December 31, 2007;

•	the merger consideration represents a significant premium over the range of values calculated by Infogrames management for Atari of between US$0.25 and US$0.62 per share or even a negative value per share if Infogrames were to lose the tax benefit of Atari’s net operating loss, as discussed below under “Special Factors — Summary of Presentation by the Financial Advisor to Infogrames”.

•	the continuing decline in the market price of Atari’s common stock in accordance with its continuing weak financial results. For the nine months ended December 31, 2007, Atari’s net revenues declined approximately 32% over the prior year period, its net loss increased nearly 15% and its cash position declined by approximately 29%;

•	the merger provides the unaffiliated stockholders with certainty of value and eliminates their exposure to further fluctuations in the market price of shares of common stock, given the recently declining fundamentals and valuation of Atari;

•	the merger allows stockholders to receive value for their stock, which would likely not be available if Atari voluntarily or involuntarily liquidated;

•	the merger shifts the risks relating to Atari’s ability to continue as a going concern from the unaffiliated stockholders to Infogrames;

•	the merger shifts the risk of future financial performance from the unaffiliated stockholders to Infogrames;

•	the merger can be accomplished quickly and carries very limited execution risk, as it will be fully financed by Infogrames’ cash on hand;

•	Atari has not declared a dividend to its stockholders since becoming a public company, and it is expected that no such dividends will be paid in the foreseeable future; and

•	the strong likelihood at the time of the offer and at the time the merger agreement was executed that Atari’s stock would be delisted from Nasdaq, leading to less liquidity in the market for the shares, as certain institutional investors are no longer permitted to hold such shares, which event occurred on May 9, 2008.

In addition to the factors listed above, Infogrames also considered certain negative factors, including:

•	the consummation of the merger will eliminate the opportunity for unaffiliated stockholders to participate in any potential future growth in the value of Atari;

•	the receipt of the US$1.68 net per share in cash by the unaffiliated stockholders in the merger is generally taxable to Atari’ s stockholders; and

•	the risk that conditions to the merger may not be satisfied and, therefore, that the merger may not be consummated.

Infogrames also considered various factors in determining the procedural fairness of the merger. Infogrames believes that the merger is procedurally fair to the unaffiliated stockholders because:

•	the Special Committee acted on behalf of Atari in considering and negotiating the terms and conditions of the merger and the merger agreement, and recommended to the full board of directors of Atari that it approve the merger;

•	the Special Committee consists of Company directors who are not officers or employees of Atari or Infogrames and who are independent of Atari and Infogrames;

•	the Special Committee retained its own legal and financial advisors in evaluating and negotiating the terms and conditions of the merger and the merger agreement;

•	Infogrames did not participate in, or have any influence over, the deliberative process of, or the conclusions reached by the Special Committee;

•	pursuant to the merger agreement, prior to the approval and adoption of the merger and the merger agreement by Atari’s stockholders, the Special Committee is not prohibited from agreeing to a proposal to acquire the shares of capital stock of Atari that it determines is a “superior proposal” to that of Infogrames; and

•	pursuant to Delaware law, those stockholders of Atari who do not wish to consent to the merger may demand appraisal of their shares.

Based on the foregoing and the factors described in “Special Factors — Summary of Presentation by the Financial Advisor to Infogrames”, as the beneficial owner of 51.6% of the outstanding voting securities of Atari, Infogrames has advised Atari that it intends to vote in favor of adopting the merger and the merger agreement at the Special Meeting.

Opinion of the Financial Advisor to the Special Committee of the Board of Directors

The Special Committee retained Duff & Phelps LLC to act as its financial advisor to provide an opinion to the Special Committee regarding the fairness, from a financial point of view, to the public stockholders of Atari (other than Infogrames and its affiliates) of the US$1.68 per share consideration to be received by such public stockholders in the proposed merger (without giving effect to any impact of the proposed merger on any particular stockholder other than in its capacity as a stockholder). Duff & Phelps, a New York Stock Exchange listed company, is an internationally recognized independent financial advisory firm serving client needs in the areas of valuation, investment banking, transaction advice and dispute consulting.

On April 28, 2008, the Special Committee met to review the proposed merger. During this meeting, Duff & Phelps reviewed with the Special Committee its financial analyses, as described below, and rendered its oral opinion to the Special Committee, which was subsequently confirmed in writing, that, as of April 28, 2008, and based upon and subject to the various considerations and assumptions described in the opinion, the consideration to be received by Atari’s public stockholders (other than Infogrames and its affiliates) in the proposed merger was fair, from a financial point of view, to such public stockholders (without giving effect to any impact of the proposed merger on any particular stockholder other than in its capacity as a stockholder).

The full text of the written opinion of Duff & Phelps, dated April 28, 2008, is attached to this proxy statement as Annex B, and should be read carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. The opinion of Duff & Phelps was directed to the Special Committee and addressed only the fairness, from a financial point of view, to Atari’s unaffiliated stockholders of the consideration to be received by such unaffiliated stockholders in the proposed merger (without giving effect to any impact of the proposed merger on any particular stockholder other than in its capacity as a stockholder), and did not constitute a recommendation as to how any stockholder should vote or act with respect to any matter relating to the proposed merger. Duff & Phelps’ opinion did not address any other aspect or implication of the proposed merger or any other agreement, arrangement or understanding entered into in connection with the proposed merger or otherwise. Furthermore, Duff & Phelps did not address the relative merits of the proposed merger as compared with any alternative transactions or business strategies that may have been considered by the Special Committee as alternatives to the proposed merger, nor did it address the underlying business decision of the Special Committee to proceed with the merger.

In connection with its fairness opinion, Duff & Phelps made such reviews, analyses and inquiries as Duff & Phelps deemed necessary and appropriate under the circumstances. No limits were placed on Duff & Phelps by Atari or the Special Committee with respect to the information to which Duff & Phelps had access or the matters Duff & Phelps could consider. Duff & Phelps’ due diligence with respect to the proposed merger included, but was not limited to, the items summarized below.

1. Discussed the operations, financial conditions, future prospects and projected operations and performance of Atari and regarding the proposed merger with the management of Atari;

2. Reviewed a draft dated April 23, 2008 of the merger agreement;

3. Reviewed a draft dated April 22, 2008 of the proposed credit agreement between Atari and Infogrames;

4. Reviewed certain publicly available financial statements and other business and financial information regarding Atari and Infogrames, respectively, and the industries in which they operate;

5. Reviewed certain internal financial statements and other financial and operating data concerning Atari, which Atari had identified as being the most current financial statements available;

6. Reviewed certain financial forecasts, as well as information relating to certain strategic, financial and operational benefits anticipated from the proposed merger, all as prepared by the management of Atari;

7. Reviewed the historical trading price and trading volume of Atari common stock, and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

8. Compared the financial performance of Atari and the recent prices and trading activity of Atari common stock with those of certain other publicly traded companies that Duff & Phelps deemed relevant;

9. Compared certain financial terms of the proposed merger to financial terms, to the extent publicly available, of certain other business combination transactions that Duff & Phelps deemed relevant; and

10. Reviewed such other information and conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

In connection with its review, Duff & Phelps did not independently verify any of the foregoing information and assumed that all information reviewed by it with respect to Atari and the proposed merger, whether supplied by Atari or its advisors or obtained by Duff & Phelps from publicly available sources, was true, correct and complete in all material respects and did not contain any untrue statements of material fact or omit to state a material fact necessary to make the information supplied to Duff & Phelps not misleading. Any inaccuracies in or omissions from the information on which Duff & Phelps relied could materially affect the conclusions reached by Duff & Phelps. In performing its analyses, Duff & Phelps made numerous assumptions with respect to industry performance and general business, market and economic conditions and other matters, many of which are beyond the control of any party to the proposed merger.

In advising the Special Committee, Duff & Phelps was not requested to make, and did not make, an independent evaluation of Atari’s solvency or an evaluation, appraisal or physical inspection of any of Atari’s specific assets or liabilities (contingent or otherwise). In addition, Duff & Phelps was not requested to, and did not, provide a valuation opinion, credit rating or solvency opinion, nor did Duff & Phelps undertake an analysis of Atari’s or Infogrames’ creditworthiness or provide any tax advice or accounting advice.

With respect to the financial forecasts for Atari that Duff & Phelps reviewed, Duff & Phelps was advised by management of Atari, and assumed, that such forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Atari’s management as to the future financial performance of Atari. Duff & Phelps assumed that the final merger agreement would conform to the draft dated April 23, 2008 of the proposed merger agreement reviewed by Duff & Phelps in all respects material to its analyses. Duff & Phelps also assumed that in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the merger, no modification, delay, limitation, restriction or condition would be imposed that would have an adverse effect on Atari or the proposed merger.

The Duff & Phelps opinion was necessarily based upon information available to Duff & Phelps as of the date of the opinion and upon financial, economic, market and other conditions as they existed and could be evaluated on the date of the opinion. It should be understood that developments subsequent to the date of the Duff & Phelps opinion may affect the conclusion expressed in the Duff & Phelps opinion, and that Duff & Phelps assumed no undertaking or obligation to update, revise or reaffirm its opinion or to advise any person of any change in any fact or matter affecting its opinion. Additionally, the Duff & Phelps opinion was not intended to confer any rights or remedies upon any employee, stockholder or creditor of Atari.

The Special Committee selected Duff & Phelps to act as its financial advisor in connection with the merger based on Duff & Phelps’ qualifications, experience and reputation. During the past two years, Duff & Phelps has not provided financial advisory or financing services to Atari or Infogrames or their respective affiliates other than with respect to the services Duff & Phelps rendered to the Special Committee in connection with the delivery of its fairness opinion.

Atari agreed to pay Duff & Phelps, for its financial advisory services in connection with the proposed merger, an aggregate fee of US$290,000, US$145,000 of which was paid in cash upon execution of the engagement letter and the remaining US$145,000 of which was paid in cash upon Duff & Phelps’ informing the Special Committee that it was prepared to deliver its opinion. Furthermore, Duff & Phelps is to be paid additional fees at Duff & Phelps’ standard hourly rates for any time incurred reviewing or assisting in the preparation of any proxy materials or other SEC filings or documents associated with the proposed merger. Atari has also agreed to reimburse Duff & Phelps for its out-of-pocket expenses and to indemnify and hold harmless Duff & Phelps and its affiliates and any other person, director, employee or agent of Duff & Phelps or any of its affiliates, or any person controlling Duff & Phelps or its affiliates, for certain losses, claims, damages, expenses and liabilities relating to or arising out of services provided by Duff & Phelps as financial advisor to the Special Committee. The terms of the fee arrangement with Duff & Phelps, which the Special Committee and Duff & Phelps believe are customary for transactions of this nature, were negotiated at arm’s length between the Special Committee and Duff & Phelps.

Opinion and Analyses by Duff & Phelps

The discussion below summarizes the analyses and factors that Duff & Phelps deemed material in its presentation to the Special Committee. This discussion does not contain a comprehensive description of all analyses and factors considered by Duff & Phelps. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or a summary description. The process of rendering a fairness opinion involves judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. To evaluate the fairness of the proposed merger consideration, Duff & Phelps employed several different analytical methodologies and no one methodology should be regarded as critical to the overall conclusion reached by Duff & Phelps. In arriving at its opinion, Duff & Phelps did not attribute any particular weight to any particular analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor that it considered. Accordingly, Duff & Phelps believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors may not provide a complete or accurate understanding of the evaluation process underlying its opinion.

Each analytical methodology has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular methodologies. The conclusion reached by Duff & Phelps was based on all analyses and factors, taken as a whole, and also on application of Duff & Phelps’ own experience and judgment. This conclusion inherently involved significant elements of subjective judgment and qualitative analysis. Duff & Phelps gave no opinion as to the value or merit standing alone of any one or more parts of the analysis it performed. The estimates contained in the analyses of Duff & Phelps and the range of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold in the future. Accordingly, the estimates used in, and the results derived from, Duff & Phelps’ analyses are inherently subject to uncertainty.

Financial Analyses

Set forth below is a summary of the material financial analyses performed by Duff & Phelps in reaching its fairness conclusions as of April 28, 2008, which were reviewed with the Special Committee on April 28, 2008. The financial analyses summarized below include information in tabular format. In order to fully understand Duff & Phelps’ analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the methodologies, may not provide a complete or accurate understanding of Duff & Phelps’ financial analyses.

In determining whether the merger consideration to be received in the proposed merger would be fair, from a financial point of view, to Atari’s public stockholders (other than Infogrames and its affiliates), Duff & Phelps considered, among other factors, the current, historical and projected financial performance of Atari based on a review of information relating to Atari, as well as Duff & Phelps’ discussions with Atari’s management and Atari’s advisors.

No company, transaction or business used for comparative purposes in Duff & Phelps’ analyses is identical to Atari, its business or the proposed merger, and therefore an evaluation of the results of those analyses is not entirely mathematical.

Duff & Phelps considered several generally accepted valuation approaches to establish valuation benchmarks against which to compare the proposed merger. A discounted cash-flow analysis was not utilized, as Atari’s management does not prepare projections past one year. The valuation approaches used by Duff & Phelps are discussed below.

Public Market Valuation — Duff & Phelps analyzed the closing price and trading volume of Atari common stock over the past 12 months. This analysis was used to determine the range of fair market value the public market ascribed to Atari’s common stock prior to and on the date of the announcement of the proposed merger.

Duff & Phelps noted that Atari, a NASDAQ listed company, had 13,477,920 shares outstanding. Atari’s shares have been thinly traded, with average daily trading volume of 27,424 shares in the three months preceding April 25, 2008. In the last twelve months, Atari’s shares have traded above and below the proposed merger consideration and Atari’s volume weighted share price was US$1.45. On April 22, 2008, Atari’s common stock closed at US$1.50, below the merger consideration and down approximately 61% from its 52-week high of US$3.84.

Duff & Phelps noted that during the period since the release of Atari’s most recent report on Form 10-Q on February 13, 2008 (covering the quarter ended December 31, 2007) through April 22, 2008, Atari’s volume-weighted share price was US$1.55. Duff & Phelps observed that the proposed merger consideration was in excess of this amount.

Selected Public Company Analysis — Duff & Phelps reviewed valuation multiples of selected publicly traded companies and applied valuation multiples to selected recent operating results of Atari. Duff & Phelps noted that Atari had experienced negative earnings before interest, taxes, depreciation and amortization (“EBITDA”), which limited the relevance for Atari’s proposed merger of the methodology involving the application of enterprise value to revenue multiples for the selected companies.

None of the companies utilized for comparative purposes, as reflected in Duff & Phelps’ analysis, is identical to Atari. Accordingly, Duff & Phelps concluded that a complete valuation analysis cannot be limited to a quantitative review of the selected companies and involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies, as well as other factors that could affect their value relative to that of Atari.

The companies selected by Duff & Phelps consisted of six publicly traded entities that Duff & Phelps determined to be relevant to its analysis, falling under two categories: small-cap video game developers, publishers and distributors and packaged media distributors. Duff & Phelps used certain methodologies to select companies, including the following Primary and Secondary SIC Codes: 7372 (prepackaged software), 5045 (computers and computer peripheral equipment and software) and 7822 (motion picture and video tape distribution. Duff & Phelps reviewed various SEC documents and equity research reports for details regarding the nature of each selected company’s business and financial performance. Duff & Phelps excluded companies with a market capitalization equal to or greater than US$1 billion. In view of Atari’s decision to reduce its involvement in the development of games, Duff & Phelps deemed the analysis of selected video game developers, publishers and distributors to be of less relevance than the analysis of packaged media distributors.

The public companies selected by Duff & Phelps were as follows:

Small-Cap Video Game Developers, Publishers and Distributors:

•	Majesco Entertainment Co.

•	Midway Games Inc.

Packaged Media Distributors:

•	Handleman Co.

•	Image Entertainment Inc.

•	Navarre Corp.

•	Source Interlink Companies, Inc.

Duff & Phelps analyzed the last twelve months (“LTM”) revenues and EBITDA for each of these six publicly traded companies as well as their projected revenues and EBITDA. Duff & Phelps then analyzed the peer group’s trading multiples of enterprise value to their respective LTM and projected revenues and EBITDA. For each company, enterprise value was calculated as the sum of the equity market value (diluted shares outstanding multiplied by the current stock price) and net indebtedness. Duff & Phelps computed, for each company, the enterprise value as a multiple of its LTM revenue. (Although Duff & Phelps recognized that revenue multiples may have limited relevance as a valuation metric, Duff & Phelps believed that EBITDA multiples were not applicable in this situation as Atari had experienced negative EBITDA over the preceding twelve-month period.) Duff & Phelps then determined an implied enterprise value of Atari by considering the enterprise value to LTM revenue multiples of the packaged media distributors included in the peer group. In determining Atari’s enterprise value under this methodology, Duff & Phelps applied a range of LTM revenue multiples for Atari which represented a portion of the range of revenue multiples observed for the peer group companies. Duff & Phelps selected this range of multiples for Atari based upon Atari’s financial and operating performance in comparison to the peer group companies. These steps yielded a per share equity value range for Atari of US$0.38 to US$1.75, as indicated in the following table. Duff & Phelps noted that the proposed merger consideration was at the high end of this range.

Atari, Inc.
Selected Public Company Analysis
($ in 000s except Equity Value Per Share Outstanding)

		Multiples			Selected		Enterprise Value
Performance Measure	Atari	Low	Median	High	Multiple Range		Range

Packaged Media Distributors — LTM Revenue(1)	$91.8	0.06x	0.35x	0.64x	0.15x - 0.35	x	$13.8 - $32.1
Enterprise Value Range							$13.8 -$32.1
Less: Net Debt(2)							$8.6 - $ 8.6

Total Equity Value							$5.2 - $23.5

Equity Value Per Share Outstanding(3)							$0.38 - $1.75

(1)	Latest twelve months as of December 31, 2007

(2)	New debt calculated by deducting cash and equivalents ($5.4 million) from the $14 million credit facility on Atari’s balance sheet as of December 31, 2007

(3)	As of December 31, 2007, Atari had 13,477,920 shares outstanding

Selected M&A Transaction Analysis (Multiples Valuation) — Duff & Phelps reviewed valuation multiples of selected merger and acquisition transactions involving target companies that Duff & Phelps determined to be relevant to its analysis and applied these valuation multiples to selected recent operating results of Atari. Duff & Phelps identified eight relevant transactions in the video game development, publishing and distribution and packaged media distribution industries that had been announced since January 1, 2002 and for which adequate information was available to derive meaningful valuation multiples. Duff & Phelps computed the LTM revenues and EBITDA for each of the target companies. Duff & Phelps then calculated the implied enterprise value for each transaction to the target’s respective LTM revenue and EBITDA. Duff & Phelps restricted the search to include only transactions with enterprise values less than US$500 million. None of the transactions utilized for comparative purposes in the following analysis is, of course, identical to the proposed merger. Accordingly, a complete valuation analysis cannot be limited to a quantitative review of the selected transactions and involves complex considerations and judgments.

In determining the relevant comparable transactions, Duff & Phelps considered the Primary and Secondary SIC Codes: 7372 (prepackaged software), 5045 (computers and computer peripheral equipment and software) and 7822 (motion picture and video tape distribution). Duff & Phelps reviewed the transaction histories of the relevant comparable companies. Because of a limited sample size, Duff & Phelps included transactions involving foreign targets as well as U.S. based targets. In view of Atari’s decision to reduce its involvement in the development of games, Duff & Phelps deemed the analysis of selected video game developers, publishers and distributors to be of less relevance than the analysis of packaged media distributors.

Duff & Phelps calculated an implied enterprise value of Atari by considering the enterprise value to LTM revenue multiples of selected transactions in which the target was a packaged media distributor. (Although Duff & Phelps recognized that revenue multiples may have limited relevance as a valuation metric, EBITDA multiples were considered inapplicable in this situation as Atari had experienced negative EBITDA over the prior twelve-month period.) In determining Atari’s enterprise value under his methodology, Duff & Phelps applied a range of LTM revenue multiples for Atari which was below the range of revenue multiples observed for the peer group companies. Duff & Phelps selected this range of multiples for Atari based upon Atari’s financial and operating performance in comparison to the peer group companies. These steps yielded a per share equity value range of US$0.72 to US$1.41, as shown in the following table. Duff & Phelps noted that the proposed merger consideration was above this range.

Atari, Inc.
Selected M&A Transaction Analysis
($ in 000s except Equity Value Per Share Outstanding)

		Multiples			Selected	Enterprise Value
Performance Measure	Atari, Inc.	Low	Median	High	Multiple Range	Range

Packaged Media Distributors — LTM Revenue(1)	$91.8	0.33x	0.43x	0.53x	0.20x - 0.30x	$18.4 - $27.5
Enterprise Value Range						$18.4 -$27.5
Less: Net Debt(2)						$8.6 - $ 8.6

Total Equity Value						$9.8 - $18.9

Equity Value Per Share Outstanding(3)						$0.72 - $1.41

(1)	Latest twelve months as of December 31, 2007

(2)	New debt calculated by deducting cash and equivalents ($5.4 million) from the $14 million credit facility on Atari’s balance sheet as of December 31, 2007

(3)	As of December 31, 2007, Atari had 13,477,920 shares outstanding

Selected M&A Transaction Analysis (Premiums Paid) — Duff & Phelps reviewed the premiums paid over market price for 26 public-to-private transactions announced from January 1, 2003 through April 22, 2008 in which the majority stockholder acquired the remaining outstanding minority shares in a U.S. publicly traded company. In each case, the transaction involved at least 10% of the outstanding shares.

Duff & Phelps also reviewed the transaction premiums paid over market price for 36 public-to-private transactions of a U.S. publicly traded company announced from October 1, 2007 through April 22, 2008. These transactions involved an acquisition of 100% of the outstanding shares or situations in which the acquiror held a minority and acquired the majority of the outstanding shares. In addition, Duff & Phelps analyzed premiums paid in eleven situations in which the target business was deemed to be distressed (defined as situations in which the target company had a negative EBITDA margin).

Duff & Phelps compared the premiums over the 1-day, 5-day, and 30-day trading prices prior to the announcement of such public-to-private transaction to the implied premium associated with the proposed merger. In reviewing the 26 transactions in which the majority stockholder purchased the remaining outstanding shares of a publicly traded subsidiary, Duff & Phelps observed the mean and median of the premiums paid over the 1-day, 5-day and 30-day trading prices prior to announcement.

	1-Day Premium	5-Day Premium	30-Day Premium

Median	25.8%	23.7%	34.1%
Mean	28.4%	29.1%	34.6%

In reviewing the eleven distressed transactions in which the majority stockholder purchased the remaining outstanding shares of a publicly traded subsidiary, Duff & Phelps observed the mean and median of the premiums paid over the 1-day, 5-day and 30-day trading prices prior to announcement.

	1-Day Premium	5-Day Premium	30-Day Premium

Median	29.1%	25.9%	41.3%
Mean	25.0%	26.7%	38.1%

Duff & Phelps observed that the merger consideration in the proposed Atari merger represented premiums paid of 0.0%, 6.3% and 58.5% over the 1-day, 5-day and 30-day trading prices of Atari’s common stock, respectively, preceding Infogrames’ announcement of the proposed transaction on March 6, 2008.

Duff & Phelps noted that the premiums paid analysis was of limited relevance for Atari because of Atari’s dependence on Infogrames, its majority stockholder, for new product releases. Duff & Phelps noted that most of the other transactions that Duff & Phelps considered did not involve a similar degree of dependence by the target company on the acquiring party.

Net Asset Value Analysis — Duff & Phelps reviewed Atari’s audited balance sheet as of December 31, 2007 and Atari’s preliminary estimated internal balance sheet as of March 31, 2008 to determine the net asset value (“NAV”) of Atari and added the fair market value of Atari’s intellectual property. In determining the fair market value of the intellectual property, Duff & Phelps relied, without independent verification, on information provided by management, including third party appraisals.

As of December 31, 2007, Atari’s total assets and total liabilities were US$43.5 million and US$60.3 million, respectively, resulting in a negative NAV of US$16.8 million. Estimated as of March 31, 2008, Atari’s total assets and total liabilities were US$32.6 million and US$52.9 million, respectively, resulting in a negative NAV of US$20.3 million.

Liquidation Analysis — Duff & Phelps also considered Atari’s current liquidity position and its prospects for obtaining additional cash infusions from persons other than its affiliate, Infogrames. Duff & Phelps observed that, as a result of substantial operating losses and significant cash requirements to fund working capital, Atari was liquidity constrained and its ability to secure additional financing from sources other than Infogrames was uncertain.

Since Atari was in violation of its weekly cash flow covenants on its BlueBay credit facility, Duff & Phelps analyzed the potential recoveries by holders of Atari’s common stock in a Chapter 11 bankruptcy. Duff & Phelps prepared its liquidation analysis assuming an orderly liquidation in which Atari would realize 70% of book value for accounts receivable, 50% of book value for inventory and 70% of book value for property, plant and equipment. To this amount, Duff & Phelps added the book value of cash and marketable securities. Additionally, Atari owns certain intellectual property that is not reflected on the balance sheet. In a liquidation scenario, Duff & Phelps assumed that Atari would realize 100% of the estimated fair market value of the intellectual property. A 25% discount for bankruptcy costs was applied and the resulting value was discounted back one and one-half years to present value at a 20% discount rate to adjust for the time period required to complete the liquidation. Based on its experience, Duff & Phelps believed these various recovery and discount percentages were reasonable estimates. As indicated in the following table, as a result of its liquidation analysis, Duff & Phelps determined that Atari’s common stock would have no value in a liquidation scenario.

Atari, Inc.
Liquidation Analysis ($ in million)

			Estimated
		Estimated	Liquidation
	Book Value	Recovery	Value
Cash	$5.4	100%	$5.4
Accounts Receivable	16.8	70%	11.8
Inventory	7.4	50%	3.7
Net PP&E	6.3	70%	4.4
Intellectual Property(1)	13.3	100%	13.3

Total			38.5

Less: Bankruptcy Costs @ 25%(2)			9.6
Net Total			28.9
Less: Discount Factor(3)			0.7607
Total Liquidation Value			22.0
Atari Liabilities			60.3

Liquidation Value Available to Common Shareholders			($38.3)

Notes:

(1)	Estimated value of Atari’s intellectual property, based on Ocean Tomo analysis as of January 1, 2007.

Applied the midpoint of the range of value ($17.0 million to $29.9 million) indicated. The rights to Test Drive were license to IESA for $5.0 million in November 2007, therefore, the estimated value of Test Drive ($10 million to $15 million) was subtracted. The license agreement is for a seven year term, therefore, it was assumed that no residual value related to the Test Drive IP exists.

(2)	Estimated liquidation/bankruptcy costs.

(3)	Discount factor of 20% over a 1.5 year period.

Summary Analysis

Based on its analyses, and subject to the factors discussed above, Duff & Phelps concluded that the consideration to be received by Atari’s unaffiliated stockholders in the proposed merger was fair, as of April 28, 2008, from a financial point of view, to such unaffiliated stockholders (without giving effect to any impact of the proposed merger on any particular stockholder other than in its capacity as a stockholder).

The Duff & Phelps fairness opinion to the Special Committee was one of many factors taken into consideration by the Special Committee in making its determination to approve the proposed merger. Consequently, the analyses described above should not be viewed as determinative of the opinion of the Special Committee with respect to the merger consideration or of whether the Special Committee would have been willing to recommend a merger transaction with different merger consideration.

Summary of Presentation by the Financial Advisor to Infogrames

In May 2007, Infogrames engaged Lazard to act as its financial advisor to advise it of its strategic alternatives with respect to its majority interest in Atari.

Prior to discussing the offer and the merger agreement with Atari, the board of directors of Infogrames had discussions with Lazard with respect to a potential transaction and Lazard provided a presentation to Infogrames’ board of directors. The following is a summary of the material financial analyses contained in Lazard’s presentation. However, it does not purport to be a complete description of the analyses performed by Lazard or of its discussions with the board of directors of Infogrames. Infogrames did not request, and Lazard did not provide, any opinion to Infogrames, to Atari or to Atari’s stockholders as to the fairness of the merger consideration or any valuation of Atari for the purpose of assessing the fairness of the merger consideration. Had Lazard been requested to provide an opinion or recommend or provide support for a fair or appropriate valuation of the shares of Atari common stock not held by Infogrames and its affiliates, the information, comparisons and analyses presented by Lazard in the presentation to Infogrames’ board of directors may have been different.

The following summary is included here only for informational purposes and to comply with applicable disclosure requirements. The analyses described herein and the order in which they are presented and the results of the analyses do not represent relative importance or weight given to these analyses by Lazard. The summary of the presentation set forth below is qualified in its entirety by reference to the full text of the presentation materials. Holders of shares of Atari common stock are urged to, and should, read such presentation materials in their entirety. Lazard’s advisory services were provided solely for the information of the board of directors of Infogrames in its evaluation of the merger and neither the presentation materials nor this summary constitutes a recommendation as to how holders of shares of Atari common stock should vote their shares at the special meeting or as to any other action any holder should take or refrain from taking in connection with the merger.

Lazard made presentations to Infogrames’ board of directors on March 2, 2008 (the “March Presentation”) and April 24, 2008 (the “April Presentation” and, together with the March Presentation, the “Lazard Presentation”). The April Presentation was substantially similar to the March Presentation. The figures and analyses described below are based on the March Presentation.

Lazard believes that its analysis and the summary set forth above must be considered as a whole and that selecting portions of its analysis, without considering all factors and analyses, could create an incomplete view of the process underlying the analyses set forth in the Lazard Presentation. The Lazard Presentation was prepared solely for the purposes discussed above and is not an appraisal or reflection of the prices at which businesses or securities actually may be sold. Analyses based upon projected future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, as they are based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Infogrames’ personnel or any other person assumes responsibility if the future results are materially different from those projected.

In preparing the Lazard Presentation, Lazard assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available, and did not independently verify the information or independently evaluate or appraise any of the assets or liabilities of Atari. In addition, Lazard was not provided with such evaluation or appraisal and it not assume any obligation to conduct any physical inspection of the properties or facilities of Atari.

The Lazard Presentation is necessarily based upon market, economic and other conditions as they exist and can be based on the information made available to it as of the date of the Lazard Presentation. Lazard assumed that in the course of obtaining any necessary regulatory or other consents or approvals (contractual or otherwise) for the merger and the merger agreement, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the merger. Lazard’s analyses were prepared solely as part of Lazard’s presentation in connection with Infogrames’ consideration of the merger.

Lazard also assumed that there have been no material changes in Atari’s condition, results of operations, business or prospects since the date of the most recent financial statements made available to Lazard and Lazard does not have any obligation to update, revise or reaffirm the materials presented by it to Infogrames. Lazard based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. Lazard’s analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated.

In providing financial advice and preparing financial analysis, Lazard, among other things:

•	Reviewed the publicly available business and financial information relating to Atari that Lazard deemed relevant;

•	Reviewed selected information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Atari, furnished to Lazard by Infogrames;

•	Conducted discussions with members of senior management and representatives of Infogrames concerning the matters described above, as well as Atari’s business and prospects;

•	Reviewed the market prices and valuation multiples for the common stock of Atari and compared them with those of selected publicly traded companies;

•	Participated occasionally in discussions and negotiations among representatives of Atari and its financial and legal advisors and Infogrames and its legal advisors; and

•	Assisted Infogrames in reviewing the financial terms of the executed merger agreement.

Lazard noted that although various valuation methodologies could theoretically be used, the specific situation of Atari (recovery situation) and the absence of a management business plan or analyst’s projections led to an analysis based on (i) two net asset value (NAV) analyses, (ii) trading comparable companies multiples and (iii) buy-out offer premia observed in minority buy-out transactions in the United States.

The following analyses were not used for the following reasons:

•	A liquidation analysis was not used because the main purpose of the buy-out of Atari’s minority shareholders was to permit Atari to pursue its operations in the United States (and, in any event, such an analysis would in all likelihood have resulted in a lower valuation than the NAV analysis);

•	A discounted cash flow analysis would not have produced meaningful results due to the high risk embedded in Atari’s recovery plan, the absence of a publicly available business plan or a management business plan, the difficulty of determining an appropriate discount rate, the extreme sensitivity of the results of a discounted cash flow analysis to the discount rate, a terminal value being difficult to assess, and the two main contracts of Atari being potentially terminated within a few years; and

•	The comparable transaction multiples methodology was not used because of the absence of recent transactions involving similar businesses to that of Atari and in a similar recovery situation.

Lazard did not specifically factor a control premium into its analyses as Infogrames already controlled approximately 52% of Atari’s common stock.

Lazard observed that the methodologies it used led to significant variations in its results notably compared to those of the buy-out premium approach because of the trading multiples levels of Atari, which are well above its peers. Many results did reflect Atari’s intrinsic value. Possible explanations for this noted by Lazard were: (i) speculation on a possible buy-out of minority shareholders; (ii) lack of liquidity of Atari common stock; (iii) an implicit valuation of Atari net operating losses (NOLs) by the market; and (iv) a misunderstanding of Atari’s activity and assets (distribution vs. publishing) by the market.

Net Asset Value

Lazard performed a net asset value analysis, based on Atari’s December 31, 2007 balance sheet. Two scenarios were presented to Infogrames’ board of directors:

a. “Going concern” scenario: All tangible assets were taken into account at their book value of US$41 million. The value of Atari’s intangible assets (Intellectual Property portfolio, Atari brand license and Infogrames distribution agreement) was estimated by Infogrames management to be US$17 million. Tax deferred assets were estimated, based on Infogrames’ assumptions and on Infogrames’ tax advisors’ analyses, to be US$12 million, assuming no change of control under applicable U.S. tax regulations. Atari’s total assets value was thus estimated at US$70 million, or US$5.20 per share of Atari common stock. All liabilities on Atari’s balance sheet were taken into account at their book value of US$65.2 million, or US$4.80 per share of Atari common stock. The implied equity value of Atari obtained by deducting total liabilities from total assets was therefore US$4.8 million or US$0.40 per share of Atari common stock. Various sensitivity analyses led to a valuation range of US$0.25 to US$0.62 per share of Atari common stock.

b. “Significant loss of NOLs” scenario: This scenario was assumed as the most likely as, according to Infogrames’ tax advisors, a buy-out of Atari’s minority shareholders by Infogrames would be considered as a change of control under applicable U.S. tax regulations, leading to the loss of the largest part of the existing tax assets (NOLs) of Atari. Based on the same assumptions as in the “Going concern” scenario, except that the value of Atari’s tax assets was estimated to be between US$0 and US$5 million, Atari’s equity value was negative and estimated to be US$-0.50 to US$-0.12 per share of Atari common stock.

Comparable Minority Buy-Outs

Lazard reviewed publicly available information relating to certain selected comparable all-cash minority buy-out transactions in the United States from June 2004 to March 2008. For each of the precedent transactions, Lazard calculated the premium paid over the last trading price before the transaction announcement. Premium over average prices over various periods were also provided in the April Presentation.

By applying the observed average premium to Atari spot share price, Lazard derived a possible range of prices for Atari’s equity value per share of US$1.67 to US$2.15.

Comparable Companies’ Trading Multiples

Lazard identified a small peers group, with only two distribution-oriented U.S. comparable companies identified. Lazard analyzed historical financial information and market forecasts for these peers, which were considered to some extent to be similar to Atari.

Using this sample and based on revenues multiples, Lazard calculated that a representative range of Atari’s equity value would be US$0.45 to US$0.59 per share of common stock. The EBITDA and EBIT multiples were not applicable as Atari, Inc. had negative/nil EBITDA and EBIT in 2007A, and is expected to have negative/nil EBITDA and EBIT in 2008E and 2009E (based on Infogrames management estimates).

With regard to the comparable companies and minority buy-outs analyses summarized above, Lazard selected comparable public companies and minority buy-outs on the basis of various factors, including size and similarity of the line of business of the relevant entities and similarity of the transactions; however, no company utilized in this analysis is identical to Atari and no previous minority buy-out is identical to the current merger. As a result, these analyses are not purely mathematical, but also take into account differences in financial and operating characteristics of the subject companies and other factors that could affect the transaction or the public trading value of the subject companies to which Atari is being compared.

Lazard

Lazard is an internationally recognized investment banking firm engaged in, among other things, the valuation of businesses and their securities in connection with mergers and acquisitions, restructurings, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Infogrames selected Lazard to act as its financial advisor in connection with the merger on the basis of Lazard’s international reputation.

Pursuant to its engagement letter with Infogrames, dated May 25, 2007 and amended on December 24, 2007, April 2008 and June 2008, Lazard is acting as financial advisor to Infogrames in connection with the merger. Lazard receives a retainer for its ongoing role as financial advisor to Infogrames on several matters, including the merger. Infogrames has agreed to pay Lazard a customary fee for its services in connection with the merger, €1.1 million (approximately US$1.7 million based on the exchange rate of US$1.5363 to €1 at market close on June 13, 2008), which is payable upon the consummation of the merger.

Alternatives to the Merger

Infogrames decided to structure the transaction as a one-step cash merger in order to provide a prompt and orderly transfer of complete ownership of Atari to Infogrames with reduced transaction costs and minimal risk that the contemplated transaction will not be finalized. The transaction has been structured as a merger of Merger Sub with and into Atari in order to permit the acquisition of Atari by Infogrames in a single step and to preserve Atari’s identity. In choosing this structure, Infogrames also considered the factors described under “Special Factors — Position of Infogrames as to the Fairness of the Merger to Atari’s Unaffiliated Stockholders; Intent of Infogrames to Vote in Favor of the Merger Transaction”. For those reasons, Infogrames also determined not to commence any acquisition with a cash tender offer.

Certain Effects of the Merger

Conversion of Outstanding Atari Common Stock

Upon the merger agreement being approved by Atari’s stockholders and the other conditions to the closing of the merger being satisfied or waived, Merger Sub will be merged with and into Atari, with Atari continuing as the surviving corporation in the merger. After the merger, Infogrames will beneficially own all of the outstanding shares of capital stock of Atari.

When the merger is completed, each share of Atari common stock issued and outstanding immediately prior to the effective time of the merger (other than excluded shares) will be converted into the right to receive US$1.68 in cash, without interest. Shares beneficially owned by Infogrames will be cancelled with no consideration paid therefor.

Stock Options

To the extent permitted under the applicable option plans, each outstanding and unexercised option to purchase shares of Atari common stock granted under Atari’s stock incentive plans (whether or not vested or exercisable) at the effective time of the merger will be cancelled, and each option holder will be entitled to receive an amount in cash equal to the product of (x) the number of shares subject to such stock option, multiplied by (y) the excess of the per share merger consideration of US$1.68 over the per share exercise price of such stock option, less applicable taxes required to be withheld with respect to such payment.

Furthermore, under the merger agreement, prior to the effective time, Atari has agreed to use its reasonable best efforts to commence a tender offer to purchase all outstanding options to purchase shares of Atari common stock granted under Atari’s employee stock incentive plans (whether or not vested or exercisable) that Atari does not have the right to cancel and that have exercise prices that exceed the merger consideration. Stock options that Atari accepts pursuant to the tender offer will be cancelled and will no longer be outstanding and the tendering option holder will thereafter only have the right to receive at the effective time the consideration payable pursuant to the tender offer.

Effect on Ownership Structure of Atari

At the effective time of the merger, Atari’s current stockholders (other than Infogrames and its affiliates) will cease to have ownership interests in Atari or rights as Atari stockholders. Therefore, Atari’s current stockholders (other than Infogrames and its affiliates) will not participate in any earnings or growth of Atari following the merger and will not benefit from any increase in the value of Atari following the merger.

Effect on Listing, Registration and Status of Atari Common Stock

Atari’s common stock is currently registered under the Exchange Act and is traded on the “Pink Sheets”, an electronic quotation service maintained by Pink Sheets LLC, under the symbol “ATAR.PK”. As a result of the merger, Atari will be a privately held company, and there will be no public market for its common stock. After the merger, Atari’s common stock will cease to be listed on any exchange or quotation service, and price quotations with respect to sales of shares of Atari’s common stock in the public market will no longer be available. In addition, registration of the common stock under the Exchange Act will be terminated. This termination will make certain provisions of the Exchange Act, such as the requirement of furnishing a proxy or information statement in connection with stockholders’ meetings, no longer applicable to Atari. After the effective time of the merger, Atari will also no longer be required to file periodic reports or other information with the SEC.

Effect on Organization and Management of Atari

At the effective time of the merger, the directors of Merger Sub will become the directors of the surviving corporation in the merger. It is expected that, immediately following the effective time of the merger, the officers of Atari immediately prior to the effective time of the merger will remain officers of the surviving corporation. The certificate of incorporation and the bylaws of Merger Sub as in effect immediately prior to the effective time of the merger shall, from and after the effective time of the merger, be the certificate of incorporation and the bylaws of the surviving corporation, until each is duly amended.

It is expected that, upon consummation of the merger, and subject to the discussion above, Atari will continue implementing its restructuring plans and make further changes, as Atari’s management and Infogrames deem appropriate, to Atari’s operations. Atari will not, however, be subject to the obligations and constraints, and the related direct and indirect costs and personnel requirements, associated with being a public company.

Beneficial and Detrimental Effects

Benefits of the merger to Infogrames include that, after the merger, Infogrames will be entitled to 100% of the future earnings and growth of Atari, if any, and Infogrames’ interests in the net book value and net earnings of Atari will be 100% based on its holdings of Atari’s outstanding capital stock. See “Special Factors — Purposes for the Merger — Infogrames’ Purpose for the Merger”. Detriments of the merger to Infogrames include the lack of liquidity for Atari common stock following the merger, the risk that Atari will decrease in value following the merger, and the payment by Atari of approximately US$700,000 to US$1.1 million in transaction costs and estimated fees and expenses related to the merger. See “Special Factors — Position of Infogrames as to the Fairness of the Merger to Atari’s Unaffiliated Stockholders; Intent of Infogrames to Vote in Favor of the Merger Transaction” and “Special Factors — Estimated Fees and Expenses of the Merger”.

The benefits of the merger to Atari’s unaffiliated stockholders are the right to receive US$1.68 per share in cash for their shares of Atari common stock and not bearing the risk of continuing their investment in Atari. The detriments of the merger to such stockholders are that they will cease to participate in Atari’s future earnings and growth, if any, will no longer own any interest in Atari’s net book value or net earnings, and that the receipt of the payment for their shares in the merger will be a taxable event for federal income tax purposes. See “Special Factors — Federal Income Tax Consequences”.

Infogrames’ Plans for Atari

It is expected that, following the completion of the merger, Atari’s operations and business will be conducted substantially as they are being conducted currently. Except as otherwise described in this Proxy Statement, or as may be effected in connection with the integration of the operations of Infogrames and Atari, Infogrames has informed Atari that it has no current plans or proposals or negotiations that relate to or would result in:

•	an extraordinary corporate transaction, such as a merger (other than the merger described in this Proxy Statement), reorganization or liquidation involving Atari;

•	any purchase, sale or transfer of a material amount of Atari assets;

•	any material change in Atari’s present dividend policy, indebtedness or capitalization (other than a possible capital contribution prior to or following consummation of the merger);

•	any change in Atari’s management or any change in any material term of the employment contract of any of Atari’s executive officers; or

•	any other material change in Atari’s business or structure.

It is expected that, following the completion of the merger, Atari’s board of directors will consist of Frederic Armitano-Grivel, Mathias Hautefort and Pierre Lansonneur, James Wilson will continue as Atari’s Chief Executive Officer, and the other officers of Atari will remain as executive officers.

Notwithstanding the foregoing, Infogrames has informed Atari that, following the completion of the merger, it expects to review Atari’s assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes may be necessary to best organize and integrate the activities of Atari and Infogrames.

Interests of Certain Persons in the Merger

In considering the recommendation of the board of directors, you should be aware that certain of Atari’s executive officers and directors, Infogrames and Merger Sub may have interests in the transaction that are different from, or are in addition to, the interests of Atari’s unaffiliated stockholders generally. The Special Committee and the board of directors were aware of these actual and potential conflicts of interests and considered them along with other matters when they determined to recommend the merger. See “Special Factors — Background of the Merger”.

Infogrames Stock Ownership; BlueBay Beneficial Ownership of Infogrames Stock

Infogrames currently directly or indirectly controls 51.6% of the outstanding voting securities of Atari, which is sufficient to adopt and approve the merger and the merger agreement. The BlueBay Funds, as disclosed in the Schedule 13D/A dated May 8, 2008 filed with the SEC, collectively hold approximately 31.5% of shares of common stock of Infogrames. The BlueBay Funds are also eligible to redeem certain warrants and convert convertible bonds into shares of Infogrames, whereby, upon redemption and exercise of such stock warrants, the BlueBay Funds would collectively hold approximately 54.9% of the outstanding stock of Infogrames (on a fully diluted basis). The BlueBay Funds may be deemed by Rule 13d-3(d)(1) of the Exchange Act to be beneficial owners of Atari stock held by Infogrames. See “Security Ownership of Certain Beneficial Owners and Management”.

Infogrames and BlueBay Secured Credit Facilities

Infogrames has provided Atari a credit facility for the aggregate principal amount of US$20 million. Such loan is secured by substantially all the assets of Atari. For additional information regarding such credit facility, see “Certain Transactions with Directors, Executive Officers and Affiliates”.

BlueBay High Yield has provided Atari a credit facility for the aggregate principal loan amount of US$14 million, plus accrued and unpaid and accruing interest and fees. Such loan is secured by substantially all the assets of Atari. BlueBay High Yield and Atari entered into a Waiver, Consent and Fourth Amendment, dated as of April 30, 2008 (the “Fourth Credit Facility Amendment”) pursuant to which BlueBay High Yield agreed to, among other things, waiver of Atari’s non-compliance with certain representations and covenants under the credit facility. If any party elects to terminate the merger agreement, it would constitute an event of default under the credit facility. For additional information regarding such credit facility, see “Certain Transactions with Directors, Executive Officers and Affiliates”.

Atari Directors

Evence-Charles Coppee was until recently a director and executive officer of Infogrames and may potentially have a conflict of interest in evaluating the merger. Mr. Coppee did not participate in the board meeting at which the merger was approved. For additional information on Mr. Coppee, see “Directors and Executive Officers of Atari, Infogrames and Merger Sub”.

Eugene I. Davis is the chair of the Special Committee that evaluated the merger and the merger agreement and Chairman of the Board of Directors. Mr. Davis is a director of Cherry Luxembourg S.A., a company in which entities affiliated with the BlueBay Funds hold 43% of the common stock, 50.4% of the preferred shares and 55.6% of the debt. The Special Committee, comprised of four members, including Mr. Davis, voted unanimously for the merger and the merger agreement. For additional information on Mr. Davis, see “Directors and Executive Officers of Atari, Infogrames and Merger Sub”.

Treatment of Shares Subject to Options Granted under Atari Stock Incentive Plans

To the extent permitted under the applicable option plans, each outstanding and unexercised option to purchase shares of Atari common stock granted under Atari’s stock incentive plans (whether or not vested or exercisable) at the effective time of the merger will be cancelled, and each option holder (including directors and executive officers of Atari) will be entitled to receive an amount in cash equal to the product of (x) the number of shares subject to such stock option, multiplied by (y) the excess of the per share merger consideration of US$1.68 over the per share exercise price of such stock option, less applicable taxes required to be withheld with respect to such payment. All vested and unvested options to acquire shares of Atari common stock held by the executive officers of Atari were issued under Atari’s 1997 Stock Incentive Plan (as amended), 2000 Stock Incentive Plan (as amended) and 2005 Stock Incentive Plan. From and after the effective time of the merger, no additional options will be issued under any of Atari’s stock incentive plans. If the merger does not close, the plans will operate as they did prior to the date the merger agreement was signed.

All outstanding options (other than those granted to Jim Wilson and Timothy Flynn pursuant to their respective employment agreements, as further discussed below) have exercise prices above US$1.68 per share. Under the merger agreement, prior to the effective time, Atari has agreed to use its reasonable best efforts to commence a tender offer to purchase all outstanding options to purchase shares of Atari common stock granted under Atari’s employee stock incentive plans (whether or not vested or exercisable) that Atari does not have the right to cancel and that have exercise prices that exceed the merger consideration. Directors and officers of Atari will receive, in aggregate, US$[          ] if such directors and officers choose to tender their options pursuant to the tender offer described in “The Merger Agreement — Stock Options”, but will not otherwise receive any merger consideration in respect of such options since the per share exercise price of such options exceeds US$1.68.

The following table sets forth, as of the record date, the number of shares of Atari common stock subject to vested and unvested options held by Atari directors and executive officers:

		Total Number of Shares of	Number of Shares of
		Atari Common Stock	Atari Common Stock
Executive Officers and		Subject to Vested and	Subject to Vested
Directors of Atari	Position	Unvested Options	Options

Eugene I. Davis	Director	2,500	[ ]
Wendell H. Adair, Jr.	Director	2,500	[ ]
Evence-Charles Coppee	Director	1,000	[ ]
Bradley E. Scher	Director	2,500	[ ]
James B. Shein	Director	2,500	[ ]
Jim Wilson	Chief Executive	687,146	[ ]
	Officer and
	President
Arturo Rodriguez	Vice President,	11,650	[ ]
	Controller and
	Acting Chief
	Financial Officer
Timothy J. Flynn	Senior Vice	20,000	[ ]
	President of Sales

For further information regarding the beneficial ownership of Atari common stock by the directors and executive officers of Atari, see “Security Ownership of Certain Beneficial Owners and Management”.

Employment with the Surviving Corporation Post-Merger

It is expected that, immediately following the effective time of the merger, the executive officers of Atari immediately prior to the effective time of the merger will remain executive officers of the surviving corporation. From and after the effective time of the merger, the executive officers of the surviving corporation will be eligible to participate in the global stock option plan of Infogrames.

Jim Wilson and Timothy Flynn Stock Options

Under Messrs. Wilson’s and Flynn’s respective employment agreements, Atari has agreed to use its best efforts to cause Infogrames to agree to grant to each of Messrs. Wilson and Flynn a stock option with respect to shares of Infogrames in substitution of their currently outstanding options to acquire Atari stock. Such options to acquire shares of Infogrames shall have a present value approximately equal to the present value of each of Messrs. Wilson’s and Flynn’s options to acquire Atari stock using Black-Scholes or another reasonable option valuation methodology.

Directors of the Surviving Corporation Post-Merger

The board of directors of Merger Sub at the effective time of the merger shall, from and after the effective time of the merger, be the directors of the surviving corporation, until their successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws.

Indemnification and Insurance

Pursuant to the merger agreement, Infogrames and Atari, as the surviving corporation, shall be jointly and severally responsible for maintaining in full force and effect all existing rights to indemnification in favor of Atari’s directors and officers for at least six years after the effective time. Under Atari’s certificate of incorporation and bylaws, as well as the indemnifications agreements entered into between Atari and each director, Atari will indemnify and hold harmless each present and former director and officer of Atari (in each case, when acting in such capacity) against all costs and expenses incurred in connection with any proceeding arising out of matters existing or occurring at or prior to the effective time of the merger, to the fullest extent permitted. Infogrames and/or the surviving corporation will also advance expenses as incurred to the fullest extent permitted under and in accordance with the provisions of Atari’s certificate of incorporation, bylaws and outstanding indemnification agreements in effect on the date of the merger agreement.

In addition, pursuant to the merger agreement, the surviving corporation after the merger and Infogrames shall maintain in effect the “tail” insurance policy provided with Atari’s current directors’ and officers’ liability insurance and fiduciary liability insurance, which will automatically come into effect upon the consummation of the merger.

Compensation of the Special Committee

In consideration of the expected time and effort that would be required of Special Committee members in evaluating and approving transactions with Infogrames, including a merger proposal, on November 4, 2007, the board of directors determined that each member of the Special Committee shall receive a retainer of US$10,000 (with the exception of the Chairman of the Special Committee, who receives US$25,000). In addition, each member of the Special Committee receives US$2,000 for each Special Committee meeting attended in person and US$1,000 for each Special Committee meeting attended by telephone. Such fees are payable whether or not the merger is completed, and were approved prior to the receipt of Infogrames’ proposal and were not changed by the board of directors thereafter.

Plans for Atari if the Merger is Not Completed

It is expected that if the merger is not completed, the current management of Atari, under the direction of the board of directors, would continue to manage Atari as an ongoing business. It is likely, however, that Atari would not be able to obtain adequate financing to fund its operations, which would adversely affect Atari’s business and operations, and the board of directors would be required to seek alternative transactions and consider entering liquidation or bankruptcy proceedings. In addition, if the circumstances described under “The Merger Agreement — Termination Fee” occur, Atari would be required to pay Infogrames US$450,000 if the merger agreement were terminated. Furthermore, Atari would need to seek appropriate arrangements with respect to Atari’s credit facilities with BlueBay High Yield and Infogrames (including, as necessary, amendments, waivers and forbearances of remedies regarding any then-existing defaults, which include the termination of the merger agreement). There can be no assurance that (i) Atari would be able to obtain financing, (ii) any other transaction acceptable to Atari will be offered, and (iii) Atari would be able to obtain the necessary amendments, waivers or forbearances of defaults (including the termination of the merger agreement) under the credit facilities with BlueBay High Yield and Infogrames, which are secured by substantially all of the assets of Atari.

Infogrames and Atari would also continue to perform their respective obligations under outstanding intercompany agreements. Infogrames and Atari would continue to reevaluate its current operational arrangements and, as appropriate, renegotiate the terms of any underlying agreements.

Estimated Fees and Expenses of the Merger

Atari expects to incur approximately US$700,000 to US$1.1 million in fees and expenses in connection with the consummation of the merger and the related transactions, and In addition, Infogrames will incur filing fees related to compliance with state and federal law and financial, legal and other advisory fees, in each case, as set forth below:

Fees	Amount

Atari
Legal Fees	US$300,000 to US$500,000
Accounting and Advisory	US$300,000 to US$400,000
Printing, filings and other	US$100,000 to US$200,000
Total Atari Fees:	US$700,000 to US$1.1 million

Fees	Amount

Merger Sub/Infogrames
Legal Fees**	€1.1 million (approximately US$1.7 million*)
Financial Advisors	€1.4 million (approximately US$2.15 million*)
Printing, filings and other	€200,000 (approximately US$307,000*)
Total Infogrames Fees	€2.7 million (approximately US$4.15 million*)

*	Based on the exchange rate of US$1.5363 to €1 at market close on June 13, 2008.

**	Includes legal fees relating to negotiation of the Infogrames Credit Agreement and the Intercreditor Agreement.

In general, all costs and expenses incurred in connection with the merger agreement and the merger and the other transactions contemplated by the merger agreement will be paid by the party incurring such expense.

Financing of the Merger

Infogrames estimates that the total amount of funds required (i) to purchase all of the outstanding Atari common stock not currently beneficially owned by it, (ii) to pay amounts to the holders of options that Atari does not have the right to cancel and that have exercise prices that exceed the merger consideration, and (iii) to pay the estimated fees and expenses of the merger, will be in aggregate approximately €2.7 million (approximately US$4.1 million based on the exchange rate of US$1.5363 to €1 at market close on June 13, 2008). Infogrames has sufficient funds available to pay these expenses. The merger is not conditioned on any financing arrangements.

Regulatory Approvals and Requirements

The size of the merger transaction does not require federal antitrust filings. In connection with the merger and its financing, Atari and Infogrames are only required to:

•	file a certificate of merger with the Secretary of State of the State of Delaware in accordance with Delaware law after the approval and adoption of the merger agreement by Atari’s stockholders; and

•	deregister Atari’s common stock under Section 12 of the Securities Exchange Act.

Litigation Related to the Merger

On April 18, 2008, attorneys representing Christian M. Stanley, a purported stockholder of Atari (“Plaintiff”), filed a Verified Class Action Complaint against Atari, certain of its directors and former directors, and Infogrames, in the Delaware Court of Chancery. In summary, the complaint alleges that the director defendants breached their fiduciary duties to Atari’s unaffiliated stockholders by entering into an agreement that allows Infogrames to acquire the outstanding shares of Atari’s common stock at an unfairly low price. An Amended Complaint was filed on May 20, 2008, updating the allegations of the initial complaint to challenge certain provision of the definitive merger agreement. On the same day, Plaintiff filed motions to expedite the suit and to preliminarily enjoin the merger.

Plaintiff alleges that the US$1.68 per share offering price represents no premium over the closing price of Atari stock on March 5, 2008, the last day of trading before Atari announced the proposed merger transaction. Plaintiff alleges that in light of Infogrames’ approximately 51.6% ownership of Atari, Atari’s unaffiliated stockholders have no voice in deciding whether to accept the proposed merger transaction, and Plaintiff challenges certain of the “no shop” and termination fee provisions of the merger agreement. Plaintiff claims that the named directors are engaging in self-dealing and acting in furtherance of their own interests at the expense of those of Atari’s unaffiliated stockholders. Specifically, Plaintiff asserts that the directors’ fiduciary duties require the directors: (i) to undertake an extensive evaluation of Atari’s net worth as a merger candidate, (ii) to attempt to auction Atari to third parties to obtain the best value for Atari’s stockholders, (iii) to structure the proposed merger transaction in a manner that is fair and noncoercive to unaffiliated stockholders, (iv) to refrain from favoring the directors’ interests over those of Atari’s unaffiliated stockholders, and (v) to disclose all material facts necessary for

Atari’s unaffiliated stockholders to make an informed decision as to whether they should vote for or against the proposed merger transaction. Plaintiff asks the court to enjoin the proposed merger transaction, or alternatively, to rescind it in the event that it is consummated. In addition, Plaintiff seeks damages suffered as a result of the directors’ violation of their fiduciary duties. The parties have agreed to expedited proceedings contemplating a hearing in mid-August on Plaintiff’s motion for a preliminary injunction.

Atari believes the suit to be entirely without merit and intends to oppose the action vigorously.

Material United States Federal Income Tax Consequences

The following is a summary of the material United States federal income tax consequences of the merger to “U.S. holders” and “non-U.S. holders” (each, as defined below) of Atari common stock. The discussion does not purport to consider all aspects of United States federal income taxation that might be relevant to holders of Atari common stock. The discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable current and proposed United States Treasury regulations, judicial authority and administrative rulings and practice, all of which are subject to change, possibly with retroactive effect. Any change could alter the tax consequences of the merger to the holders of common stock.

This discussion applies only to holders who hold shares of Atari common stock as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all aspects of United States federal income taxation that may be relevant to holders of Atari common stock in light of their particular circumstances, or that may apply to holders that are subject to special treatment under United States federal income tax laws (including, for example, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, cooperatives, traders in securities who elect to mark their securities to market, mutual funds, real estate investment trusts, S corporations, holders subject to the alternative minimum tax, partnerships or other pass-through entities and persons holding shares of Atari common stock through a partnership or other pass-through entity, persons who acquired shares of Atari common stock in connection with the exercise of employee stock options or otherwise as compensation, United States expatriates, and persons who hold shares of Atari common stock as part of a hedge, straddle, constructive sale or conversion transaction). This discussion does not address any aspect of state, local or foreign tax laws or United States federal tax laws other than United States federal income tax laws.

This summary is not intended to constitute a complete description of all tax consequences relating to the merger. No rulings have been sought or will be sought from the United States Internal Revenue Service (“IRS”), with respect to any of the United States federal income tax considerations discussed below. As a result, Atari cannot assure you that the IRS will agree with the tax characterizations and the tax consequences described below. Because individual circumstances may differ, each holder should consult its tax advisor regarding the applicability of the rules discussed below to the holder and the particular tax effects of the merger to the holder, including the application of state, local and foreign tax laws.

For purposes of this summary, a “U.S. holder” is a holder of shares of Atari common stock, who or that is, for United States federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state of the United States or the District of Columbia, (iii) an estate, the income of which is subject to United States federal income tax regardless of its source, or (iv) a trust if (1) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust; or (2) it has a valid election in place to be treated as a domestic trust for United States federal income tax purposes.

A “non-U.S. holder” is a person (other than a partnership) that is not a U.S. holder.

Tax Consequences to U.S. Holders.  The receipt of the cash merger consideration pursuant to the merger will be a taxable transaction for United States federal income tax purposes. In general, a U.S. holder whose shares of Atari common stock are converted to cash in the merger will recognize capital gain or loss for United States federal income tax purposes equal to the excess, if any, of the cash received in the merger over the U.S. holder’s adjusted tax basis in the shares converted into the merger consideration. Such gain or loss will be long-term capital gain or loss provided that the U.S. holder’s holding period for such shares is more than one year at the time the merger is completed. Under current law, long-term capital gains recognized by U.S. holders that are individuals generally should be subject to a maximum United States federal income tax rate of 15%. There are limitations on the deductibility of capital losses. If a U.S. holder acquired different blocks of Atari common stock at different times or different prices, such holder must determine its tax basis and holding period separately with respect to each block of Atari common stock.

Under the Code, a U.S. holder of Atari common stock (other than a corporation or other exempt recipient) may be subject, under certain circumstances, to information reporting on the cash received in the merger. A U.S. holder, who is not otherwise exempt, who fails to supply a correct taxpayer identification number, under-reports tax liability, or otherwise fails to comply with United States information reporting or certification requirements, may be subject to backup withholding of tax at a rate of 28% with respect to the amount of cash received in the merger.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

Tax Consequences to Non-U.S. Holders.  A non-U.S. holder’s receipt of the cash merger consideration pursuant to the merger generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable United States income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year in which the merger is completed, and certain other conditions are met; or

•	Atari is or has been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of (i) the holder’s holding period with respect to their Atari shares and (ii) the five year period ending on the merger closing date. Atari does not believe it is or has been a United States real property holding corporation within the preceding five years.

A non-U.S. holder whose gain is associated with a U.S. trade or business will be subject to United States federal income tax on its net gain in the same manner as if it were a U.S. holder. In addition, such a non-U.S. holder that is a corporation may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits (including such gain) or at such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point above will be subject to tax at a 30% flat rate on the gain recognized with respect to their shares of Atari common stock, which gain will equal to the excess, if any, of the cash received in the merger over the non-U.S. holder’s adjusted tax basis in such shares, which may be offset by United States source capital losses even though the individual is not considered a resident of the United States.

Non-U.S. holders that have shares of Atari common stock converted into the merger consideration pursuant to the merger generally will not be subject to information reporting and backup withholding, provided that Atari does not have actual knowledge or reason to know that the non-U.S. holder is a United States person, as defined under the Code, and the non-U.S. holder provides Atari a certification, under penalty of perjury, that it is not a United States person (such certification may be made on an IRS Form W-8BEN, or successor form, or by satisfying other certification requirements of applicable United States Treasury regulations). Backup withholding of tax may apply (at a rate of 28%) for any non-U.S. holder who does not provide adequate certification.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided that the required information is timely furnished to the IRS.

THE UNITED STATES FEDERAL INCOME TAX SUMMARY ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER’S PARTICULAR SITUATION. THE SUMMARY DOES NOT ADDRESS EVERY U.S. FEDERAL INCOME TAX CONCERN WHICH MAY BE APPLICABLE TO A PARTICULAR HOLDER OF ATARI’S COMMON STOCK. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR TO DETERMINE THE TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES, OF THE

DISPOSITION OF SHARES OF ATARI COMMON STOCK PURSUANT TO THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

Anticipated Accounting Treatment of the Merger

Infogrames intends to account for this transaction as a step acquisition using the purchase method of accounting. The excess of the purchase price over the net identifiable assets acquired will be allocated to goodwill. Subsequent to completion of the transaction, 100% of the results of operations of Merger Sub will be included in Infogrames consolidated results of operations.

Appraisal Rights

Holders of Atari common stock who dissent and do not vote in favor of the merger are entitled to certain appraisal rights under Delaware law in connection with the merger, as described below and in Annex C hereto. Such holders who perfect their appraisal rights and strictly follow certain procedures in the manner prescribed by Section 262 of the DGCL will be entitled to receive payment of the fair value of their shares, as determined by appraisal proceedings, in cash from Atari, as the surviving corporation in the merger.

ANY ATARI STOCKHOLDER WHO WISHES TO EXERCISE APPRAISAL RIGHTS OR WHO WISHES TO PRESERVE HIS OR HER RIGHT TO DO SO SHOULD REVIEW ANNEX C CAREFULLY AND SHOULD CONSULT HIS OR HER LEGAL ADVISOR, SINCE FAILURE TO COMPLY STRICTLY AND TIMELY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF SUCH RIGHTS.

The record holders of the shares of Atari common stock that elect to exercise their appraisal rights with respect to the merger are referred to herein as “Dissenting Stockholders”, and the shares of Atari common stock with respect to which they exercise appraisal rights are referred to herein as “Dissenting Shares”. If an Atari stockholder has a beneficial interest in shares of Atari common stock that are held of record in the name of another person, such as a broker or nominee, and such Atari stockholder desires to perfect whatever appraisal rights such beneficial Atari stockholder may have, such beneficial Atari stockholder must act promptly to cause the holder of record timely and properly to follow the steps summarized below.

A VOTE IN FAVOR OF THE MERGER BY AN ATARI STOCKHOLDER WILL RESULT IN A WAIVER OF SUCH HOLDER’S RIGHT TO APPRAISAL RIGHTS.

When the merger becomes effective, Atari stockholders who strictly comply with the procedures prescribed in Section 262 of the DGCL will be entitled to a judicial appraisal of the fair value of their shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, and to receive payment of the fair value of their shares in cash from Atari, as the surviving corporation in the merger. The following is a summary of the statutory procedures that must be followed by a common stockholder of Atari in order to perfect appraisal rights under the DGCL. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is included as Annex C to this proxy statement. Atari advises any Atari stockholder considering demanding appraisal to consult legal counsel.

In order to exercise appraisal rights under Delaware law, a stockholder must be the stockholder of record of the shares of Atari common stock as to which appraisal rights are to be exercised on the date that the written demand for appraisal described below is made, and the stockholder must continuously hold such shares through the effective date of the merger.

While Atari stockholders electing to exercise their appraisal rights under Section 262 of the DGCL are not required to vote against the approval of the merger, a vote in favor of approval of the merger will result in a waiver of the holder’s right to appraisal rights. Atari stockholders electing to demand the appraisal of such stockholder’s shares shall deliver to Atari, before the taking of the vote on the merger, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs Atari of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger shall not constitute such a demand. Please see the discussion below under the heading “Written Demand” for additional information regarding written demand requirements.

Within ten days after the effective time of the merger, Atari, as the surviving corporation, must provide notice of the date of effectiveness of the merger to all Atari stockholders who have not voted for approval of the merger agreement and who have otherwise complied with the requirements of Section 262 of the DGCL.

An Atari stockholder who elects to exercise appraisal rights must mail or deliver the written demand for appraisal to:

Atari, Inc.
417 Fifth Avenue
New York, New York 10016
Attn: Kristina K. Pappa, Secretary

Within 120 days after the effective date of the merger, any Dissenting Stockholder, and any beneficial owner of shares of Atari stock held either in a voting trust or by a nominee on behalf of such beneficial owner, that has strictly complied, or has caused the applicable Dissenting Stockholder to strictly comply, with the procedures prescribed in Section 262 of the DGCL will be entitled, upon written request, to receive from Atari, as the surviving corporation, a statement of the aggregate number of shares not voted in favor of the merger and with respect to which demands for appraisal have been received by Atari, and the aggregate number of holders of those shares. This statement must be mailed to the requesting stockholder within ten days after the stockholder’s written request has been received by Atari, as the surviving corporation, or within ten days after the date of the effective date of the merger, whichever is later.

Within 120 days after the effective date of the merger, (i) Atari, as the surviving corporation, (ii) any Dissenting Stockholder that has strictly complied with the procedures prescribed in Section 262 of the DGCL or (iii) any beneficial owner of shares of Atari stock held either in a voting trust or by a nominee on behalf of such beneficial owner that has caused the applicable Dissenting Stockholder to strictly comply with the procedures prescribed in Section 262 of the DGCL may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of each share of Atari stock of all Dissenting Stockholders. If a petition for an appraisal is timely filed, then after a hearing on the petition, the Delaware Court of Chancery will determine which Atari stockholders are entitled to appraisal rights and then will appraise the shares of Atari common stock owned by those stockholders by determining the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with the interest to be paid, if any, on the amount determined to be the fair value. If no petition for appraisal is filed with the Delaware Court of Chancery by Atari, as the surviving corporation, any Dissenting Stockholder or any beneficial holder described above within 120 days after the effective time of the merger, then the Dissenting Stockholders’ rights to appraisal will cease, and they will be entitled only to receive merger consideration paid in the merger on the same basis as other Atari unaffiliated stockholders. Inasmuch as Atari, as the surviving corporation, has no obligation to file a petition, any Atari stockholder who desires a petition to be filed is advised to file it on a timely basis. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective time of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at the rate that is 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the effective time of the merger and the date of payment of the judgment.

The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the court deems equitable in the circumstances. Upon application of a Dissenting Stockholder that has strictly complied with the procedures prescribed in Section 262 of the DGCL, the court may order that all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees, and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal. In the absence of this determination or assessment, each party bears its own expenses. A Dissenting Stockholder who has timely demanded appraisal in compliance with Section 262 of the DGCL will not, after the effective time of the merger, be entitled to vote Atari common stock subject to such demand for any purpose or to receive payment of dividends or other distributions on Atari common stock, except for dividends or other distributions payable to stockholders of record at a date prior to the effective time of the merger.

At any time within sixty days after the effective time of the merger, any Dissenting Stockholder will have the right to withdraw the stockholder’s demand for appraisal and to accept the right to receive merger consideration in the merger on the same basis on which Atari common stock is converted in the merger. After this sixty day period, a Dissenting Stockholder that has strictly complied with the procedures prescribed in Section 262 of the DGCL may withdraw his or her demand for appraisal only with the written consent of Atari or Infogrames. If a petition has been timely filed in the Delaware Court of Chancery demanding appraisal, such petition will not be dismissed as to any Atari stockholder without the approval of the Delaware Court of Chancery, which may be conditioned on any terms the Delaware Court of Chancery deems just. However, such approval is not required for any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the merger consideration within sixty days after the effective date of the merger.

Written Demand

When submitting a written demand for appraisal under Delaware law, the written demand for appraisal must reasonably inform Atari of the identity of the stockholder of record making the demand and indicate that the stockholder intends to demand appraisal of the stockholder’s shares. A demand for appraisal must be executed by or for an Atari common stockholder of record, fully and correctly, as that stockholder’s name appears on the stockholder’s stock certificate. If Atari common stock is owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand must be executed by the fiduciary. If Atari common stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, must execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he, she or it is acting as agent for the record owner.

A record owner who holds Atari common stock as a nominee for other beneficial owners of the shares may exercise appraisal rights with respect to Atari common stock held for all or less than all beneficial owners of Atari stock for which the holder is the record owner. In that case, the written demand must state the number of shares of Atari common stock covered by the demand. Where the number of shares of Atari common stock is not expressly stated, the demand will be presumed to cover all shares of Atari common stock outstanding in the name of that record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the delivery of written demand prior to the taking of the vote on the merger.

Atari stockholders considering whether to seek appraisal should bear in mind that the fair value of their Atari common stock determined under Section 262 of the DGCL could be more than, the same as or less than the value of the right to receive merger consideration in the merger. Also, Atari and Infogrames reserve the right to assert in any appraisal proceeding that, for purposes thereof, the “fair value” of Atari common stock is less than the value of the merger consideration to be issued in the merger.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Atari stockholders wishing to dissent and to exercise their appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder who fails to strictly comply with the requirements of Section 262 of the DGCL, attached as Annex C to this proxy statement will forfeit his, her or its rights to dissent from the merger and to exercise appraisal rights and will receive merger consideration on the same basis as all other stockholders.

THE PROCESS OF DISSENTING REQUIRES STRICT COMPLIANCE WITH TECHNICAL PREREQUISITES. THOSE INDIVIDUALS OR ENTITIES WISHING TO DISSENT AND TO EXERCISE THEIR APPRAISAL RIGHTS SHOULD CONSULT WITH THEIR OWN LEGAL COUNSEL IN CONNECTION WITH COMPLIANCE UNDER SECTION 262 OF THE DGCL. TO THE EXTENT THERE ARE ANY INCONSISTENCIES BETWEEN THE FOREGOING SUMMARY AND SECTION 262 OF THE DGCL, THE DGCL SHALL CONTROL.

FORWARD-LOOKING STATEMENTS

Any statement in this proxy statement which is not historical fact, or which might otherwise be considered an opinion, projection, future expectation, plan or prospect, including statements regarding consummation of the proposed merger, constitute forward-looking statements. In some cases, forward-looking statements may be identified by their incorporation of forward-looking terminology such as “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intend”, “should” or “will” and other comparable expressions. Forward-looking statements are based on assumptions and opinions concerning a variety of known and unknown risks and uncertainties. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the matters discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Atari’s most recent quarterly or annual report filed with the SEC, as well as factors relating to the proposed merger, including (i) diversion of management attention from the operations of the business as a result of preparations for the proposed merger and the defense of litigation in connection with the proposed merger and (ii) the cost of litigation and other transaction related expenses that are expected to be incurred regardless of whether the proposed merger is consummated. Stockholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included herein are made only as of the date of this proxy statement, and Atari undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances except to the extent required by law. Notwithstanding the foregoing, in the event of any material change in any of the information previously disclosed, Atari will, where relevant and if required by applicable law, (i) update such information through a supplement to this proxy statement and (ii) amend the Transaction Statement on Schedule 13E-3 filed in connection with the merger, in each case, to the extent necessary.

THE MERGER AGREEMENT

The following is a summary of certain material provisions of the merger agreement, a copy of which is attached to this proxy statement as Annex A, and which is incorporated by reference into this proxy statement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. Atari encourages you to carefully read the merger agreement in its entirety, as the rights and obligations of the parties are governed by the express terms of the merger agreement and not by this summary or any other information contained in this proxy statement.

Effective Time

The effective time of the merger will occur at the time that Atari duly files the certificate of merger with the Secretary of State of the State of Delaware immediately following the closing of the merger or at such later time as Infogrames and Atari may agree and specify in the certificate of merger in accordance with the DGCL. The closing will occur no later than the second business day after the day on which the last of the conditions to the merger set forth in the merger agreement are satisfied or waived or such other time or such other date as Infogrames and Atari may agree in writing. The date on which the closing occurs is referred to as the closing date. The time at which the merger is complete is referred to as the effective time.

The Merger

At the effective time, Merger Sub will merge with and into Atari and the separate corporate existence of Merger Sub will cease. Atari will continue its corporate existence under Delaware law as the surviving corporation in the merger and Atari will become a wholly owned indirect subsidiary of Infogrames.

Merger Consideration

Following completion of the merger, each share of Atari common stock outstanding at the effective time of the merger, other than shares held by holders who have perfected and not withdrawn a demand for appraisal rights, and shares beneficially owned by Infogrames, will be cancelled and converted into the right to receive US$1.68 in cash, without interest. Shares beneficially owned by Infogrames will be cancelled with no consideration paid therefor. The holders of certificates which, prior to the effective time, represented Atari shares will no longer have any rights with respect to those shares, other than the right to receive the merger consideration upon the surrender of their certificates.

Stock Options

At the effective time of the merger, each outstanding option to purchase shares of Atari’s common stock, whether or not vested or exercisable, will be converted into the right to receive an amount in cash, without interest, equal to the product of the number of shares of Atari’s common stock into which each option was exercisable immediately prior to the effective time, multiplied by the excess, if any, of US$1.68 over the exercise price per share of each such option. The payment to the option holder will be reduced by applicable withholding taxes.

Furthermore, prior to the effective time, Atari has agreed to use its reasonable best efforts to commence a tender offer to purchase all outstanding options to purchase shares of Atari’s common stock granted under Atari’s employee stock incentive plans (whether or not vested or exercisable) that Atari does not have the right to cancel and that have exercise prices that exceed the merger consideration. Stock options that Atari accepts pursuant to the tender offer will be cancelled and will no longer be outstanding and the tendering option holder will thereafter only have the right to receive at the effective time the consideration payable pursuant to the tender offer.

Surrender of Certificates and Payment Procedures

Infogrames has selected American Stock Transfer and Trust Company to act as the paying agent. Infogrames will provide funds necessary for the payment of the aggregate merger consideration to the paying agent, no later than close of business on the business day immediately preceding the closing date. Promptly after the effective time, the paying agent will mail a letter of transmittal that will contain instructions concerning the procedure for surrendering stock certificates. Upon surrender of the stock certificates to the paying agent, together with a properly completed letter of transmittal and any other documents the paying agent may require, the holder will receive the appropriate merger consideration, less any applicable withholding taxes. No interest will be paid or will accrue on any amount payable upon surrender of stock certificates.

You should not return your certificates with the enclosed proxy card, and you should not forward your stock certificates to the paying agent without a properly completed letter of transmittal.

If any merger consideration is to be paid to a person other than the person in whose name the surrendered certificate is registered, then the merger consideration may be paid to such a transferee so long as (i) the surrendered certificate is accompanied by all documents required to evidence and effect that transfer and (ii) the person requesting such payment (a) pays any applicable transfer taxes or (b) establishes to the satisfaction of Infogrames and the paying agent that any such taxes have already been paid or are not applicable.

Until surrendered, each certificate, from the effective time forward, will only represent the right to receive the applicable merger consideration. At the completion of the merger, Atari’s stock transfer book will be closed and there will be no further registration of transfers of Atari shares. If any certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and the posting by such person of a bond in the form required by Infogrames as indemnity against any claim that may be made against Infogrames on account of the alleged loss, theft or destruction of such certificate, the paying agent shall pay the merger consideration to such person in exchange for such lost, stolen or destroyed certificate.

Appraisal Rights

Shares of Atari common stock that are held by a stockholder who has perfected a demand for appraisal rights pursuant to Section 262 of the DGCL will not be converted into the right to receive the merger consideration, unless and until the dissenting holder effectively withdraws his or her request for, or loses his or her right to, appraisal under the DGCL. Each such dissenting stockholder will be entitled to receive only the payment provided by Section 262 of the DGCL with respect to shares owned by such dissenting stockholder. See “Special Factors — Appraisal Rights” for a description of the procedures that you must follow if you desire to exercise your appraisal rights under Delaware law.

Representations and Warranties

The merger agreement contains representations and warranties made only for purposes of the merger agreement. They may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts, and may be subject to standards of materiality agreed upon by the contracting parties that differ from those applicable to investors. The representations and warranties expire at the effective time of the merger. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that Atari delivered to Infogrames in connection with signing the merger agreement. These disclosure schedules contain information that has been included in Atari’s general prior public disclosures, as well as additional nonpublic information. Accordingly, Atari stockholders should not rely on the representations and warranties as characterizations of the actual state of facts, since they were only made as of the date of the merger agreement and are modified in important part by the underlying disclosure schedules. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in Atari’s public disclosures.

Atari’s representations and warranties relate to, among other things:

•	the due organization, valid existence and good standing of Atari and Atari’s power and authority to carry on its business;

•	Atari’s foreign qualifications to do business;

•	Atari’s corporate authority to enter into the merger agreement and, subject to the approval of the merger agreement by the required vote of its stockholders, to consummate the transactions contemplated by the merger agreement;

•	the recommendation of Atari’s board of directors and the recommendation of the Special Committee concerning the merger and the adoption of the merger agreement by Atari stockholders;

•	the enforceability of the merger agreement against Atari;

•	Atari’s certificate of incorporation and bylaws;

•	Atari’s subsidiaries;

•	the required consents and approvals of governmental entities in connection with the merger and the other transactions contemplated in the merger agreement;

•	the absence of contravention or conflicts with, or violations or breaches of organizational documents, laws, orders and company material contracts as a result of consummation of the merger;

•	Atari’s capitalization, including options to purchase Atari common stock granted under Atari’s stock incentive plans;

•	the required stockholder vote to approve the merger and the absence of any voting arrangements;

•	Atari’s filing of all required SEC reports since January 1, 2006;

•	that Atari has no undisclosed outstanding executive and director loans;

•	Atari’s maintenance of reasonable accounting and disclosure controls;

•	the compliance of Atari’s financial statements with GAAP (as defined in the merger agreement) and SEC rules and regulations;

•	the absence of undisclosed liabilities;

•	the absence of certain changes to Atari’s business since March 31, 2007;

•	litigation against Atari or any Atari employee;

•	the disclosure and validity of Atari’s material contracts;

•	Atari’s employee benefit plans;

•	labor relations and employment matters;

•	tax matters;

•	environmental matters;

•	Atari’s ownership and maintenance of intellectual property;

•	Atari’s privacy policy;

•	Atari’s leasehold interests in real property;

•	Atari’s compliance with laws and permits;

•	Atari’s title to or leasehold interest in personal property;

•	the disclosure and maintenance of Atari’s insurance policies;

•	the applicability of Section 203 of the DGCL and other state anti-takeover statutes;

•	the delivery of the fairness opinion from Duff & Phelps; and

•	the use of brokers or finders.

Many of Atari’s representations and warranties are qualified by a “material adverse effect” standard. For purposes of the merger agreement a “material adverse effect” with respect to Atari means any event that individually or together with another event has had or is likely to have a material adverse effect on: (i) the financial condition, assets, liabilities, business or results of operations of Atari and its subsidiaries, taken as a whole; (ii) Atari’s key intellectual property assets; or (iii) the ability of Atari to perform its obligations or to consummate the transactions contemplated by the merger agreement.

However, the following will not be taken into account in determining whether there has been or will be a material adverse effect on Atari:

•	changes in general economic, regulatory or political conditions or changes generally affecting the securities or financial markets, provided that such changes do not disproportionately affect Atari compared to other companies in the same industry;

•	any action required to be taken by Atari in connection with the merger agreement, the credit facility provided by BlueBay High Yield, the credit facility provided by Infogrames or at the request of Infogrames or its affiliates;

•	any actions, suits, claims, hearings, arbitrations, investigations or other proceedings resulting from the merger by or before any governmental entity;

•	any change in the market price or trading volume of the securities of Atari;

•	changes generally affecting video game publishers or distributors, provided that those changes do not disproportionately affect Atari compared to other videogame publishers or distributors;

•	any matters set forth or contemplated by SEC reports filed by Atari prior to the merger agreement;

•	any actions taken by Infogrames or its affiliates on behalf of Atari that were not approved by Atari;

•	departures of any employees;

•	delisting of Atari stock from the Nasdaq Stock Market;

•	seasonal fluctuations in the revenues, earnings, or other financial performance of Atari to the extent generally consistent in magnitude with prior years;

•	failure of Infogrames or its subsidiaries (other than Atari) or any other game publisher to meet its respective delivery schedules, provided that such failure is not caused by Atari or its subsidiaries;

•	market acceptance of games or reduction in sales of any existing games;

•	expenses, fees and other costs relating to the transactions contemplated by the merger agreement;

•	failure to collect accounts receivable or other amounts owed to Atari after Atari has used commercially reasonable efforts to collect them;

•	any matter of which Frederic Armitano-Grivel, Yves Blehaut, David Gardner, Yves Hannebelle, Phil Harrison, Mathias Hautefort or Pierre Lansonneur have actual knowledge prior to the date of the merger agreement;

•	any breaches of Atari contracts by Atari (other than under the credit facility provided by BlueBay High Yield, to the extent such breaches have resulted in the obligations thereunder being accelerated);

•	any effects related to the pendency or announcement of the transactions contemplated by the merger agreement;

•	failure of Atari to meet any internal or published projections, forecasts or revenue or earnings predictions; and

•	changes in GAAP or applicable law after the signing of the merger agreement.

The representations and warranties made by Infogrames relate to, among other things:

•	the due organization, valid existence and good standing of Infogrames and Infogrames’ power and authority to carry on its business;

•	Infogrames’ corporate authority to enter into the merger agreement;

•	the enforceability of the merger agreement against Infogrames and Merger Sub; and

•	the capital resources to fund the transaction.

Conduct of Atari’s Business Pending the Merger

Under the merger agreement, Atari, Infogrames and Merger Sub have agreed that after April 30, 2008 and prior to the earlier of the termination of the merger agreement or the effective time of the merger:

•	the business of Atari will be conducted in the ordinary course of business consistent with past practice;

•	Atari will use commercially reasonable efforts to make all required fillings under the Exchange Act;

•	Atari will use commercially reasonable efforts to maintain its business organization, to retain its officers and key employees and preserve the good will of its customers and suppliers;

•	Atari will use commercially reasonable efforts to comply with financial and operating performance covenants contained in the credit facility provided by BlueBay High Yield and the credit facility provided by Infogrames; and

•	Atari will act in the ordinary course consistent with past practice with respect to its rights and obligations under the Atari trademark license.

Furthermore, Atari may not:

•	amend Atari’s organizational documents;

•	pay dividends or make distributions on its shares of capital stock;

•	take certain actions with respect to Atari’s capital stock;

•	increase the compensation or benefits of Atari employees, make non-required compensation or benefit payments to Atari employees, grant any severance or termination pay to any Atari employees (except pursuant to existing agreements, plans or policies), enter into new severance or employment agreements, take any action to accelerate rights under Atari’s benefit plan (except if such acceleration is required by law or collective bargaining agreements), or extend offers of employment or hire any employees not employed by Atari as of the date of the merger agreement;

•	enter into a material contract other than in the ordinary course of business;

•	enter into a contract that would restrict Atari, Infogrames or any of its subsidiaries or any of their successors from engaging or competing in any line of business or in any geographic area;

•	terminate, cancel or request any material change in any Atari material contract;

•	enter into an agreement with any consultants or advisors that either individually or in the aggregate would cost Atari over US$100,000;

•	change its accounting policies other than as required under GAAP;

•	waive, release, assign, settle or compromise any material legal actions;

•	take any action that invalidates or materially impairs key company intellectual property assets;

•	transfer Atari’s accounts receivables or conduct collections other than in the ordinary course, consistent with past practice;

•	form any new subsidiaries or cause any existing subsidiaries to enter into any transaction or otherwise engage in any activities; or

•	authorize, propose, commit or agree to do any of the foregoing.

No Solicitation of Takeover Proposals

Except as expressly permitted under the merger agreement, Atari has agreed that it will not, and it will not instruct or cause its subsidiaries or representatives to, directly or indirectly:

•	initiate, solicit, knowingly encourage or facilitate any inquiries, offers or proposals relating to a takeover proposal;

•	subject to certain exceptions described below, engage in discussions or negotiations with, or provide any non-public information relating to Atari or any of its subsidiaries, to any person that has made or indicated an intention to make a takeover proposal;

•	subject to certain exceptions described below, withdraw, modify or amend the Atari board recommendation in a manner adverse to Infogrames;

•	subject to certain exceptions described below, approve, endorse or recommend any takeover proposal; or

•	subject to certain exceptions described below, enter into any agreement with respect to a takeover proposal.

Atari must notify Infogrames promptly upon the receipt of (i) a takeover proposal or any written notice stating that a person is considering a takeover proposal or (ii) any request for non-public information relating to Atari or any of its subsidiaries.

For the purposes of the merger agreement, a “takeover proposal” means any proposal or offer, other than those contemplated by the merger agreement, relating to:

•	a merger, consolidation, share exchange or business combination involving Atari or any of its subsidiaries;

•	a sale, lease, exchange, mortgage, transfer or other disposition (other than in the ordinary course of business), in a single transaction or series of related transactions, of 20% or more of the assets of Atari and its subsidiaries;

•	a purchase or sale of shares of capital stock or other securities, in a single transaction or series of related transactions, representing 20% or more of the voting power of the capital stock of Atari or any of its subsidiaries, including by way of a tender offer or exchange offer;

•	a reorganization, recapitalization, liquidation or dissolution of Atari or any of its subsidiaries; or

•	any other transaction having a similar effect as the above transactions.

Notwithstanding the restrictions described above, the merger agreement provides that, prior to Atari’s stockholder meeting to approve the transaction, Atari and its board may:

•	engage in discussions with persons, entities or groups that have made a bona fide, written and unsolicited takeover proposal, if Atari’s board determines in good faith that the proposal is reasonably likely to result in a superior proposal, but only if Atari’s board has determined after consultation with outside legal advisors that (i) the proposal is reasonably likely to result in a superior proposal and (ii) failure to take action would result in a breach of the board’s fiduciary obligations to the Atari stockholders; and

•	disclose non-public information relating to Atari or its subsidiaries to persons, entities or groups who have made a bona fide, written and unsolicited takeover proposal if Atari’s board determines in good faith that the proposal is reasonably likely to result in a superior proposal but only if Atari (i) has caused the person to enter into a confidentiality agreement on terms similar to those in the confidentiality agreement Atari entered into with Infogrames and (ii) concurrently discloses the same information to Infogrames.

For the purposes of the merger agreement, a “superior proposal” means a takeover proposal involving a merger or consolidation of Atari, the acquisition of all or a majority of Atari common stock or the acquisition of all or substantially all of Atari’s assets, that the Atari board, after consulting with outside financial and legal advisors, has determined (i) is on terms and conditions more favorable from a financial point of view to Atari’s stockholders than the terms of the merger agreement, (ii) is reasonably capable of being completed on the terms proposed and (iii) for which financing is then committed or reasonably likely to be available; provided that a proposal to provide financing or to refinance Atari’s outstanding indebtedness will not constitute a superior proposal.

Change of Board Recommendation

Prior to the stockholder meeting approving the merger, Atari may withdraw, modify or amend its recommendation in a manner adverse to Infogrames if the board has:

•	made a good faith determination, after consultation with outside legal counsel, that failure to take such action could constitute a breach of its fiduciary obligations to Atari stockholders under applicable law; and

•	provided Infogrames with at least three business days’ prior written notice of its intention to change its recommendation.

If the board’s recommendation change is due to a superior proposal, the board must give Infogrames five business days’ written notice of its intention to change its recommendation. At any time Infogrames may propose revisions to the terms of the transaction contemplated by the merger agreement and the board is required to negotiate in good faith with Infogrames regarding any such revisions. In this situation, the board may only make a change of recommendation if the third party’s offer continues to be superior in light of any revisions to the terms of the transaction proposed by Infogrames.

Stockholders Meeting

The merger agreement requires Atari, as promptly as practicable after the Atari proxy statement and Schedule 13E-3 are cleared by the SEC, to call and hold a special meeting of its stockholders to vote upon the adoption of the merger agreement. Except in certain circumstances described above under “No Solicitation of Takeover Proposals”, Atari is required to use its reasonable best efforts to solicit proxies in favor of the merger agreement from Atari stockholders. Infogrames has agreed that neither it nor any of its subsidiaries will take any action by written consent or otherwise to obtain the requisite company vote other than at the stockholder special meeting called for that purpose. Unless the merger agreement is terminated in accordance with the terms described below under “Termination of the Merger Agreement”, Atari must submit a proposal for the adoption of the merger agreement to its stockholders at a stockholder meeting held for that purpose, whether or not the board withdraws, modifies or amends its recommendation in a manner adverse to Infogrames.

Reasonable Commercial Efforts to Obtain Consents, Filings and Taking Further Action

Infogrames and Atari will (i) use its reasonable commercial efforts to obtain any consents, approvals or other authorization, and make any filings and notifications required in connection with the transactions contemplated by the merger agreement and (ii) make any other submissions required or deemed appropriate by either party in connection with the transactions contemplated by the merger agreement under:

•	the Securities Act and Exchange Act;

•	the DGCL;

•	other applicable laws; and

•	the rule and regulations of the NASDAQ Global Market and Euronext Paris.

Atari and Infogrames will cooperate and consult each other with the making of all such filings and notifications. Atari and Infogrames will promptly inform the other party of its receipt of any communication from any governmental entity regarding any of the transactions contemplated by the merger agreement. If such party receives a request for information from a governmental entity regarding the transactions contemplated by the merger agreement, then such party, after consultation with the other party, will, as soon as reasonably practicable, respond to such governmental entity’s request. Infogrames agrees that it will advise Atari of any agreements it proposes to enter into with any governmental entity in connection with the transactions contemplated by the merger agreement and will use its reasonable commercial efforts to resolve any objections that may be asserted with respect to the transactions contemplated by the merger agreement under any competition or trade regulation laws.

Notwithstanding the foregoing, however, Infogrames is not required to agree to (i) sell, hold, separate, divest, discontinue or limit, any assets, businesses, or interest in any assets or businesses of Infogrames, Atari or their respective affiliates or (ii) any conditions relating to, or changes or restriction in, the operations of any such assets or businesses which, in either case, could reasonably be expected to:

•	result in a material adverse effect on Infogrames or on Atari; or

•	materially and adversely impact the economic or business benefits to Infogrames of the transactions contemplated by the merger agreement.

For purposes of the merger agreement, a “material adverse effect” on Infogrames means any event that individually or together with other events has had a material adverse effect on the business, assets, properties, liabilities, financial condition or results of operations of Infogrames and its subsidiaries, taken on the whole, or on the ability of Infogrames to perform its obligations under the merger agreement or consummate the transactions contemplated by the merger agreement.

Other Covenants and Agreements

The parties have agreed that each will use its reasonable commercial efforts to take, or cause to be taken, all actions and to do, or cause to be done, everything necessary, proper or advisable to ensure that the conditions of the merger agreement are satisfied, and to consummate the transactions contemplated by the merger agreement as promptly as practicable. The merger agreement also contains additional agreements among Atari, Infogrames and Merger Sub relating to, among other things:

•	Infogrames’ access to Atari information;

•	status of matters relating to the completion of the transactions contemplated by the merger agreement and notices of certain events;

•	the preparation and filing of this proxy statement and the required Schedule 13E-3 with the SEC and responding to any comments received from the SEC on such documents;

•	the maintenance in full force and effect of all existing rights to indemnification in favor of Atari’s directors and officers for at least six years after the effective time, jointly and severally by the surviving corporation and Infogrames, and the maintenance of the “tail” insurance policy provided with Atari’s current directors’ and officers’ liability insurance and fiduciary liability insurance;

•	coordination of any press releases and other public statements about the merger and the merger agreement;

•	the de-listing of Atari’s common stock from the Nasdaq Global Market and deregistration of Atari’s securities under the Exchange Act;

•	the payment by each party of its own expenses incurred in connection with the transactions contemplated by the merger agreement, except for (i) expenses incurred in connection with the Atari proxy statement and the Schedule 13E-3 filing, which will be shared equally by Atari and Infogrames, (ii) any expenses incurred in connection with the termination of Atari option plans and the tender and cancellation of Atari stock options, which will be paid by Infogrames, provided that expenditures in excess of US$50,000 require prior Infogrames approval, and (iii) the termination fee described below under “The Merger Agreement — Termination Fee”;

•	actions to eliminate or minimize the effects of any applicable takeover statutes;

•	the settlement of legal actions against Atari and the avoidance of or resistance to any restraint, injunction, prohibition or opposition to the transactions contemplated by the merger agreement;

•	tax matters;

•	maintenance and prosecution of Atari intellectual property; and

•	performance of Atari’s restructuring plan.

Conditions to the Merger

The respective obligation of each party to complete the merger is subject to the merger agreement being adopted by the requisite Atari stockholder vote.

Furthermore, the obligations of each of Infogrames and Merger Sub to complete the merger are subject to the satisfaction or waiver of the following additional conditions:

•	Representations and Warranties. The representations and warranties of Atari in the merger agreement regarding its capitalization must be true and correct in all respects at the date of the merger agreement and on and as of the closing date of the merger. Atari’s remaining representations and warranties in the merger agreement must be true and correct in all respects, without regard to any “materiality” qualifications contained in them, as of the closing date of the merger, as though they were made on and as of such date and time (except to the extent that any such representation and warranty relates to a specified date, in which case as of such specified date), unless the failure of any such representations or warranties to be true and correct would not have a material adverse effect on Atari.

•	Performance of Obligations of Atari. Atari must have performed, in all material respects, all obligations required to be performed by it under the merger agreement at or prior to the closing date.

•	Company Adverse Effect. Since the date of the merger agreement there has been no material adverse effect on Atari.

•	No Impairment of Key Company Intellectual Property Assets. None of the key Atari intellectual property assets have been impaired or otherwise compromised and Atari has not granted an exclusive right in any of these assets.

•	No Breach of Specified Material Contracts. Atari will not be in breach of certain specified contracts. However, a breach of the credit facility provided by Infogrames shall not cause the failure of this condition unless BlueBay High Yield declares a default under the credit facility it provides to Atari and accelerates Atari’s obligations under such credit facility.

•	Consent and Approvals. Atari has obtained the consents, approvals and authorizations of certain specified persons, entities or groups.

•	Director Resignations. Infogrames has received a written letter of resignation from each of the members of Atari’s board and each of its subsidiaries’ boards as of the effective time.

•	Dissenting Shares. Less than 15% of the number of shares of Atari stock outstanding prior to the effective time have validly exercised appraisal rights under the DGCL.

•	No Injunctions or Restraints. No governmental entity has instituted any laws or orders that prohibit consummation of the merger or other transactions contemplated by the merger agreement.

•	Financing Default. BlueBay High Yield has not declared a default and accelerated Atari’s obligations under the credit facility it provides to Atari.

•	Bankruptcy. Neither Atari nor its subsidiaries has taken certain bankruptcy-related actions.

Atari’s obligation to complete the merger is subject to the satisfaction or waiver of the following additional conditions:

•	Representations and Warranties. The representations and warranties of Infogrames in the merger agreement must be true and correct in all respects, without regard to any “materiality” qualifications contained in them, as of the closing date of the merger, as though they were made on and as of such date and time (except to the extent that any such representation and warranty relates to a specified date, in which case as of such specified date), unless the failure of any such representations or warranties to be true and correct would not have a material adverse effect on Infogrames.

•	Performance of Obligations. Each of Infogrames and Merger Sub must have performed, in all material respects, its obligations under the merger agreement at or prior to the closing date.

Termination of Merger Agreement

The merger agreement may be terminated at any time prior to the effective time of the merger by mutual written consent of Infogrames and Atari (through action by, or with approval of, the Special Committee).

The merger agreement may be terminated by either Infogrames or Atari (through action by, or with approval of, the Special Committee) at any time prior to the effective time if:

•	the closing does not occur by August 31, 2008, provided that:

•	the party seeking to terminate the transaction may not do so if such party’s failure to fulfill any of its obligations was the principal cause of, or resulted in, the failure to consummate the merger by August 31, 2008 (or such later date as described below);

•	if the SEC has reviewed Atari’s proxy statement and the special stockholders’ meeting has not been held by August 31, 2008, then either party may, by notice to the other party, extend the date to the earlier of ten days after the date on which the special stockholders meeting is scheduled to be held or to October 31, 2008; and

•	if, after August 31, 2008 but prior to October 31, 2008, any governmental entity enters an order that enjoins the consummation of the merger, and a party has commenced an appeal, this merger agreement and the date may be extended to the date that is 30 days following the issuance of the applicable court’s decision with respect to such appeal (but in no event beyond October 31, 2008);

•	the affirmative vote of the holders of a majority of the outstanding shares of Atari’s common stock is not obtained;

•	the board changes its recommendation to Atari’s stockholders of the merger and merger agreement due to the existence of a superior proposal;

•	any law is enacted that prohibits the consummation of the merger; or

•	any order is entered that prohibits consummation of the merger, and such order is final and nonappealable.

The merger agreement may be terminated by Infogrames at any time prior to the effective time if:

•	Atari’s board withdraws, modifies or amends its recommendation to Atari’s stockholders of the merger and merger agreement in any manner adverse to Infogrames;

•	a tender offer or exchange offer for any outstanding shares of capital stock of the Company is commenced and the board of directors fails to recommend against acceptance of the tender offer or exchange offer by Atari stockholders within ten business days after the offer’s commencement, or Atari’s board of directors or Atari publicly announces its intention not to do so;

•	Atari’s board exempts any person other than Infogrames or any of its affiliates from § 203 of the DGCL (relating to business combinations with interested stockholders);

•	Atari breaches any of its representations or warranties contained in the merger agreement, which breach would have a material adverse effect on Atari, or if Atari fails to materially perform its obligations under the merger agreement, and in either case such breach is not cured within 20 business days; provided that Infogrames cannot terminate the merger agreement by reason of Atari’s breach of the credit facility provided by Infogrames unless BlueBay High Yield has declared a default under the credit facility it provides Atari and has accelerated Atari’s obligations thereunder;

•	a material adverse effect on Atari occurs;

•	one or more key intellectual property assets of Atari become materially impaired as a result of the acts or omissions of Atari;

•	BlueBay High Yield has declared a default under the credit facility it provides Atari and has accelerated the obligations thereunder; or

•	Atari or any of its subsidiaries has commenced certain bankruptcy-related actions.

The merger agreement may be terminated by Atari (through action by, or approval of, the Special Committee) at any time prior to the effective time if Infogrames breaches any of its representations, warranties, covenants, or agreements contained in the merger agreement, which breach would (i) have a material adverse effect on Infogrames, or (ii) cause Infogrames to fail to materially perform its obligations under the merger agreement, and in either case if such breach is not cured within 20 business days.

Termination Fee

Atari will pay Infogrames a termination fee of US$450,000 if the agreement is terminated:

•	by Infogrames because (i) Atari’s board withdraws, modifies or amends its recommendation to Atari’s stockholders of the merger and merger agreement in any manner adverse to Infogrames; (ii) Atari’s board fails to recommend against acceptance of a tender offer or exchange offer for outstanding shares of Atari common stock by Atari’s stockholders within ten business days after the offer’s commencement, or Atari’s board publicly announces its intention not to do so; (iii) the Board exempts any person other than Infogrames or any of its affiliates from the provisions of § 203 of the DGCL (regarding business combinations with interested stockholders); (iv) Atari willfully breaches any of its representations, warranties, covenants, or agreements contained in the merger agreement, if such breach would have a material adverse effect on Atari, and such breach is not cured within 20 business days;

•	by Atari because Atari’s board changes its recommendation of the merger and merger agreement in favor of a superior proposal, or if Atari enters into an agreement relating to a superior proposal; or

•	by either Infogrames or Atari because of (i) the closing did not occur by the latest date described above under “Termination of the Merger Agreement”, (ii) a failure to obtain the requisite stockholder vote or (iii) Atari’s board changes its recommendation to Atari stockholders of the merger and merger agreement in favor of a superior proposal, but a takeover proposal had been proposed during the term of the Agreement and, within 18 months of the termination of the merger agreement, Atari or its subsidiaries enters into an agreement for the implementation of a takeover proposal (whether or not it is the same takeover proposal that had been previously proposed).

Infogrames Secured Credit Facility

Infogrames has provided Atari a credit facility for the aggregate principal amount of US$20 million. Such loan is secured by substantially all the assets of Atari. For additional information regarding such credit facility, see “Certain Transactions with Directors, Executive Officers and Affiliates”.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth selected historical consolidated financial data for Atari and its subsidiaries. The selected historical consolidated financial data as of and for each of the fiscal years ended March 31, 2004 through 2007 have been derived from Atari’s audited consolidated financial statements in Atari’s Annual Report on Form 10-K for the fiscal year ended March 31, 2007, which is attached to this proxy statement as Annex D. The selected historical consolidated financial data as of and for the nine months ended December 31, 2007 have been derived from Atari’s unaudited consolidated financial statements in Atari’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2007, which is attached to this proxy statement as Annex E. The historical results of Atari included below are not necessarily indicative of Atari’s future performance. The unaudited selected historical consolidated financial data reflect, in the opinion of management, all adjustments, consisting of normal, recurring accruals, necessary for a fair presentation of Atari’s financial position and results of operations at the end of and for the period presented.

The information contained in this section should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Atari’s consolidated financial statements, including the related notes, appearing in Atari’s Report on Form 10-K for the fiscal year ended March 31, 2007 and Atari’s Report on Form 10-Q for the quarterly period ended December 31, 2007, which are attached to this proxy statement as Annexes D and E, respectively. See “Where You Can Find More Information”.

									Nine Months
									Ended
	Years Ended March 31,								December 31,
	2004		2005(1)		2006(1)(2)		2007(1)(2)(3)		2007(1)
									(Unaudited)

Statement of Operations Data:
Net revenues	US$	465,639	US$	343,837	US$	206,796	US$	122,285	US$	64,845
Operating income (loss)		20,840		(23,970)		(62,977)		(77,644)		(19,125)
Income (loss) from continuing operations		13,606		(14,855)		(63,375)		(66,586)		(19,947)
(Loss) income from discontinued operations of Reflections Interactive Ltd, net of tax provision of US$0, US$0, US$9,352, US$0, and US$7,559, respectively		(12,840)		20,547		(5,611)		(3,125)		(33)
Net income (loss)		766		5,692		(68,986)		(69,711)		(19,980)
Dividend to parent		(39,351)		—		—		—		—
(Loss) income attributable to common stockholders	US$	(38,585)	US$	5,692	US$	(68,986)	US$	(69,711)	US$	(19,980)
Basic and diluted income (loss) per share attributable to common stockholders(4):
Income (loss) from continuing operations	US$	1.40	US$	(1.22)	US$	(4.93)	US$	(4. 94)	US$	(1.47)
(Loss) income from discontinued operations of Reflections Interactive Ltd, net of tax		(1.32)		1.69		(0.43)		(0.23)		(0.01)

Net income (loss)		0.08		0.47		(5.36)		(5.17)		(1.48)
Dividend to parent		(4.06)		—		—		—		—

(Loss) income attributable to common stockholders	US$	(3.98)	US$	0.47	US$	(5.36)	US$	(5.17)	US$	(1.48)

Basic weighted average shares outstanding(4)		9,699		12,128		12,863		13,477		13,478
Diluted weighted average shares outstanding(4)		9,699		12,159		12,863		13,477		13,478

(1)	During fiscal 2005, 2006, 2007 and the nine months ended December 31, 2007, Atari recorded restructuring expenses of US$4.9 million, US$8.9 million, US$0.7 million, and US$4.7 million, respectively.

(2)	During fiscal 2006, Atari recorded a gain on sale of intellectual property of US$6.2 million and in fiscal 2007, Atari recorded a gain on sale of intellectual property of US$9.0 million and a gain on sale of development studio assets of US$0.9 million. Additionally, in fiscal 2007 the gain on sale of Reflections Interactive of US$11.5 million is included as a reduction of the loss from discontinued operations.

(3)	During fiscal 2007, Atari recorded an impairment loss on our goodwill of US$54.1 million, which is included in the loss from continuing operations.

(4)	Reflects the one-for-ten reverse stock split effected on January 3, 2007. All periods have been restated retroactively to reflect the reverse stock split.

	March 31,				December 31,
	2004	2005	2006	2007	2007

Balance Sheet Data:
Cash	$8,858	$9,988	$14,948	$7,603	$5,428
Working capital (deficit)	25,844	34,467	(2,996)	1,213	(10,312)
Current assets	103,514	102,780	66,793	35,591	34,936
Total assets	193,956	190,039	143,670	42,819	43,523
Current liabilities	77,670	68,313	69,789	34,378	45,248
Total debt	—	—	—	—	14,000
Stockholders’ equity (deficit)	115,063	120,667	73,212	3,094	(16,811)
Book value per share	$9.49	$9.94	$5.43	$0.23	$(1.25)
Common stock outstanding	12,123	12,129	13,476	13,477	13,478

Atari has not provided any pro forma data giving effect to the merger as Atari does not believe that such information is material to Atari stockholders in evaluating the merger and the merger agreement. The merger consideration consists solely of cash and, if the merger is consummated, Atari common stock will cease to be publicly traded. As a result, Atari does not believe that the changes to Atari’s financial condition resulting from the merger would provide meaningful or relevant information in evaluating the merger and the merger agreement since Atari stockholders (other than Infogrames and its affiliates) will not be stockholders of, and will have no interest in, Atari following the merger.

MARKET PRICE AND DIVIDEND INFORMATION

Atari’s common stock trades on the “Pink Sheets”, an electronic quotation service maintained by Pink Sheets LLC, under the symbol “ATAR.PK”.

Prior to May 9, 2008, Atari’s common stock traded on the Nasdaq Global Market under the symbol “ATAR”. On May 9, 2008, Atari’s common stock was delisted from the Nasdaq Global Market after a Nasdaq Listing Qualifications Panel (the “Panel”) determined to delist Atari’s securities because Atari had failed to regain compliance with the requirements of Nasdaq Marketplace Rule 4450(b)(3) regarding the aggregate market value of Atari’s publicly held shares. Atari has requested that the Nasdaq Listing and Hearing Review Council review the Panel’s decision.

The following table shows, for the periods indicated, the reported high and low sale prices per share of the common stock on the Nasdaq Global Market through May 8, 2008, and from May 9, 2008 through June 13, 2008 the high and low bid quotations through March for Atari’s common stock on the “Pink Sheets” based on information received from pinksheets.com for such period. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	High		Low

Fiscal 2006
First Quarter	US$	31.80	US$	23.00
Second Quarter	US$	29.40	US$	11.50
Third Quarter	US$	14.60	US$	9.79
Fourth Quarter	US$	11.80	US$	5.61
Fiscal 2007
First Quarter	US$	9.70	US$	4.70
Second Quarter	US$	7.90	US$	4.75
Third Quarter	US$	6.00	US$	4.60
Fourth Quarter	US$	6.50	US$	2.94
Fiscal 2008
First Quarter	US$	4.00	US$	2.73
Second Quarter	US$	2.85	US$	2.00
Third Quarter	US$	3.04	US$	1.27
Fourth Quarter	US$	1.68	US$	0.98
Fiscal 2009
First Quarter (through May 8, 2008)	US$	1.65	US$	1.50
First Quarter (from May 9, 2008 through June 13, 2008)	US$	1.65	US$	1.61

On June 13, 2008, there were 13,477,920 shares of common stock outstanding. As of the record date, there were approximately [          ] stockholders of record.

The closing sale price of Atari common stock on the Nasdaq Global Market on March 5, 2008, the last trading day before Atari received Infogrames’ merger proposal, was US$1.68 per share. On April 29, 2008, the last full trading day before the public announcement of approval of the merger agreement by Atari, the closing sale price of the common stock on the Nasdaq Global Market was US$1.58 per share. On June 13, 2008, the last trading day prior to the date of the first mailing of this proxy statement, the closing bid quotation of Atari’s common stock on the Pink Sheets was US$1.64 per share. Stockholders should obtain a current market quotation for the common stock before making any decision with respect to the merger.

Atari does not currently pay dividends on its common stock, and Atari is restricted from paying any dividends under the merger agreement pending the merger. See “The Merger Agreement — Conduct of Atari’s Business Pending the Merger”.

CERTAIN TRANSACTIONS WITH DIRECTORS, EXECUTIVE OFFICERS AND AFFILIATES

Transactions Between Atari and Infogrames and Affiliates

Atari has entered into several agreements with Infogrames and its affiliates, including BlueBay High Yield.

Agreements Related to the Merger

In connection with the merger agreement, Atari, Infogrames and BlueBay High Yield have entered into the following agreements:

Credit Agreement.  In connection with the merger, Atari entered into a Credit Agreement with Infogrames (the “Infogrames Credit Agreement”), dated April 30, 2008, under which Infogrames committed to provide up to an aggregate of US$20 million in loan availability at an interest rate equal to the applicable LIBOR rate plus 7% per year, subject to the terms and conditions of the Infogrames Credit Agreement (the “New Financing Facility”). Atari will use borrowings under the New Financing Facility to fund its operational cash requirements during the period between the date of the merger agreement and the closing of the merger. The obligations under the New Financing Facility are secured by liens on substantially all of Atari’s present and future assets, including accounts receivable, inventory, general intangibles, fixtures, and equipment. Atari will be able to draw from the New Financing Facility from time to time until the earlier of December 31, 2008 or the date the New Financing Facility is terminated. Atari has agreed that it will make monthly prepayments on amounts borrowed under the New Financing Facility of its excess cash. Atari will not be able to reborrow any loan amounts paid back under the New Financing Facility other than loan amounts prepaid from excess cash.

Under the Infogrames Credit Agreement, Atari made certain representations and warranties regarding its corporate existence, operations, assets and legal matters affecting Atari and its business. Such representations and warranties must also be made prior to each draw on the New Financing Facility. Atari also agreed to certain affirmative covenants, including the delivery to Infogrames of a budget, which is subject to approval by Infogrames in its commercially reasonable discretion and which shall be supplemented from time to time, financial statements and variance reports thereon. Atari also agreed to certain negative covenants restricting it from entering into certain major transactions or taking certain actions affecting its financial condition.

The occurrence of an event of default under the Infogrames Credit Agreement gives Infogrames the right, subject to the terms of the Intercreditor Agreement described below, to (i) terminate the New Financing Facility, immediately ending the commitments thereunder; and/or (ii) declare the outstanding loans thereunder to be immediately due and payable in whole or part. Events of default include:

•	Atari’s failure to pay principal on the outstanding loans when due and payable;

•	Atari’s failure to pay interest on the outstanding loans or fees when due and payable and such failure is unremedied for five days;

•	if any Atari’s or Atari’s subsidiaries’ representations or warranties is proven to be incorrect in any material respect when made;

•	the failure of Atari or any of its subsidiaries to uphold certain affirmative covenants or any of the negative covenants made in the Infogrames Credit Agreement, or the failure of Atari or any of its subsidiaries to uphold any other covenant or agreement made in connection with the New Financing Facility, and such failure is unremedied for 30 days;

•	if any New Financing Facility document ceases to be in full force and effect or Atari takes any action for the purpose of terminating any such document;

•	the failure of Atari or any of its subsidiaries to make payments with respect to certain material indebtedness when due and payable;

•	the occurrence of events or conditions resulting in any material indebtedness becoming due prior to its scheduled maturity;

•	the occurrence of a bankruptcy event;

•	if Atari or any of its subsidiaries become unable to pay its debts when due;

•	the rendering of a judgment in excess of US$1 million net of insurance against Atari or any of its subsidiaries;

•	the occurrence of a reportable event within the meaning of ERISA that could result in liability exceeding US$5 million;

•	the occurrence of a change of control (other than the merger) or a material adverse deviation from Atari’s budget; or

•	the occurrence of a default under the agreements regarding the “Test Drive” and “Test Drive Unlimited” intellectual property assets, which agreements are further described below, the merger agreement or the credit agreement with BlueBay High Yield, which agreement is further described below.

Intercreditor Agreement.  Under an intercreditor agreement among Infogrames, BlueBay High Yield and Atari (the “Intercreditor Agreement”), dated April 30, 2008, Infogrames has agreed that for so long as obligations under the BlueBay Credit Facility (as defined below) are not discharged, it will (i) not seek to exercise any rights or remedies with respect to the shared collateral for a period of 270 days (provided that, in any event, Infogrames may not exercise such rights or remedies while BlueBay High Yield is exercising its rights and remedies as to the collateral), (ii) not take action to hinder the exercise of remedies under the BlueBay Credit Facility (as defined below) and (iii) waive any rights as a junior lien creditor to object to the manner in which BlueBay High Yield may enforce or collect obligations under the BlueBay Credit Facility (as defined below).

Waiver, Consent and Fourth Amendment to BlueBay Credit Facility.  In order to permit the signing of the merger agreement and the establishment of the New Financing Facility with Infogrames, Atari entered into a Waiver, Consent and Fourth Amendment to its credit facility with BlueBay High Yield, dated April 30, 2008, under which, among other things, (i) BlueBay High Yield waived the Company’s non-compliance with certain representations and covenants under the Credit Agreement, (ii) BlueBay High Yield consented to the Company’s entering into the credit facility with Infogrames, (iii) BlueBay High Yield consented to the Company’s entering into the merger agreement, and (iv) BlueBay High Yield and Atari agreed to certain amendments to the credit facility with BlueBay High Yield with respect to the Intercreditor Agreement referenced above regarding the parties’ respective security interests in the Company’s assets, Atari’s operational covenants and events of default. Termination of the merger agreement by any party would constitute an event of default under the credit facility with BlueBay High Yield.

Intercompany Transactions Between Atari and Infogrames

Management Services.  Infogrames renders management services to Atari (systems and administrative support) and Atari renders management services and production services to Atari Interactive, a subsidiary of Infogrames, and other subsidiaries of Infogrames. In the fiscal year ended March 31, 2007, related party net revenues from providing management services to Infogrames were US$3.0 million, and related party expenses from receiving services from Infogrames were US$3.0 million. In fiscal 2006, related party net revenues from providing management services to Infogrames were US$3.1 million, and related party expenses from receiving services from Infogrames were US$3.0 million. Agreements governing the provision of management and production services were modified pursuant to the Global MOU described below.

Distribution Agreements.  Atari Interactive develops video games and owns the name “Atari” and the Atari logo, which Atari uses under a license (as further described below). Furthermore, Infogrames distributes Atari’s products in Europe, Asia, and certain other regions, and pays Atari royalties in this respect. Infogrames also develops (through its subsidiaries) products which Atari distributes in the United States, Canada, and Mexico and for which Atari pays royalties to Infogrames. Both Infogrames and Atari Interactive are material sources of products which Atari brings to market in the United States, Canada, and Mexico. In fiscal 2007, related party net expenses from Atari distribution activities were US$16.7 million and related party revenues from Infogrames distribution activities were US$7.7 million. In fiscal 2006, related party net expenses from Atari distribution activities were

US$20.7 million and related party revenues from Infogrames distribution activities were US$13.9 million. Agreements governing distribution of products were modified pursuant to the Global MOU described below.

Global Memorandum of Understanding.  On December 4, 2007, Atari entered into a Global Memorandum of Understanding Regarding Restructuring of Atari, Inc. (“Global MOU”) with Infogrames, pursuant to which Atari agreed, in furtherance of Atari’s restructuring plan, to the supersession or termination of certain existing agreements and the entry into certain new agreements between Infogrames and/or its affiliates and Atari, as briefly described below. Furthermore, Atari agreed to discuss with Infogrames an extension of the termination date beyond 2013 of the Trademark License Agreement, dated September 4, 2003, as amended, between Atari and Atari Interactive (as described below).

•	Short Form Distribution Agreement. Atari entered into a Short Form Distribution Agreement with Infogrames (together with two of its affiliates) that superseded, with respect to games to be distributed on or after the effective date of the Short Form Distribution Agreement, the two prior distribution agreements between Atari and Infogrames dated December 16, 1999 and October 2, 2000. Subject to certain limitations, Infogrames granted Atari the exclusive right for the term of the Short Form Distribution Agreement to contract with Infogrames for distribution rights in United States, Canada and Mexico to all interactive entertainment software games developed by or on behalf of Infogrames that are released in packaged media format. The distribution of each game would be subject to a sales plan and specific commitments by Atari and Infogrames, and the royalties to be paid shall equal (x) a flat per-unit fee per manufactured unit or (y) a percentage of net receipts less a distribution fee paid to us equal to 30% of net receipts. Infogrames also agreed to pay Atari a royalty equal to 8% of the online net revenues that Infogrames receives via the online platform attributable to such games in exchange for the grant of a trademark license for Atari.com, which Infogrames was given the right to operate. The term of exclusivity rights under the Short Form Distribution Agreement is three years, unless shortened or terminated earlier in accordance with the agreement.

•	Termination and Transfer of Assets Agreement. Atari entered into a Termination and Transfer of Assets Agreement (the “Termination and Transfer Agreement”) with Infogrames (together with its affiliate) that terminated the Production Services Agreement, between Atari and Infogrames, dated as of March 31, 2006. Under the Termination and Transfer Agreement, Infogrames agreed to hire a significant part of Atari’s Production Department team and certain related assets were transferred to Infogrames. In consideration of the transfer, Infogrames agreed to pay Atari approximately US$0.1 million, representing, in aggregate, the agreed upon current net book value for the fixed assets being transferred and the replacement cost for the development assets being transferred. Certain team members hired by Infogrames are permitted to continue providing oversight and supervisory services to Atari until January 31, 2008 at either no cost or at a discounted cost plus a fee.

•	QA Services Agreement. Atari entered into a QA Services Agreement with Infogrames (together with two of its affiliates), dated March 31, 2006, pursuant to which Atari would either directly or indirectly through third party vendors provide Infogrames with certain quality assurance services until March 31, 2008 and for which Infogrames agreed to pay Atari the cost of the quality assurance services plus a 10% premium. In addition, Infogrames agreed to pay certain retention bonuses payable to employees providing the services to Infogrames or its affiliates who work directly on Infogrames projects or are otherwise general QA support staff.

•	Intercompany Services Agreement. Atari entered into an Intercompany Services Agreement with Infogrames (together with two of its affiliates) that supersedes the Management and Services Agreement and the Services Agreement, each between Atari and Infogrames dated March 31, 2006. Under the Intercompany Services Agreement, Atari provides to Infogrames and its affiliates certain intercompany services, including legal, human resources and payroll, finance, IT and management information systems (MIS), and facilities management services, at the costs set forth therein. The annualized fee is approximately US$2.6 million.

Test Drive Intellectual Property License.  On November 8, 2007, Atari entered into two separate license agreements with Infogrames pursuant to which Atari granted Infogrames the exclusive right and license to create, develop, distribute and otherwise exploit licensed products derived from Atari’s series of interactive computer and video games franchise known as “Test Drive” and “Test Drive Unlimited” for a term of seven years. Infogrames paid

Atari a non-refundable advance, fully recoupable against royalties to be paid under each of the license agreements, of (i) US$4 million under a trademark agreement (the “Trademark Agreement”) and (ii) US$1 million under an intellectual property agreement (the “IP Agreement”), both advances of which shall accrue interest at a yearly rate of 15% throughout the term of the applicable agreement (collectively, the “Advance Royalty”). Under the Trademark Agreement, the base royalty rate is 7.2% of net revenue actually received by Infogrames from the sale of licensed products, or, in lieu of the foregoing royalties, 40% of net revenue actually received by Infogrames from the exploitation of licensed products on the wireless platform. Under the IP Agreement, the base royalty rate is 1.8% of net revenue actually received by Infogrames from the sale of licensed products, or, in lieu of the foregoing royalties, 10% of net revenue actually received by Infogrames from the exploitation of licensed products on the wireless platform.

Atari Trademark License.  In May 2003, Atari licensed the Atari name and trademark rights from Infogrames, which license, as extended in September 2003, expires on December 31, 2013. Atari issued 200,000 shares of common stock to Atari Interactive for the September 2003 extension to the license and will pay a royalty equal to 1% of Atari’s net revenues from 2008 through 2013. Atari recorded a deferred charge of US$8.5 million, which was being amortized monthly and which became fully amortized during the first quarter of fiscal 2007. The monthly amortization was based on the total estimated cost to be incurred by Atari over the ten-year license period. In fiscal 2006, Atari recorded expense of US$3.1 million. In fiscal 2007, Atari recorded expense of US$2.2 million.

Sale of Hasbro Licensing Rights.  On July 18, 2007, Infogrames agreed to terminate a license under which it and Atari, and their sublicensees, had developed, published and distributed video games using intellectual property owned by Hasbro, Inc. In connection with that termination, Infogrames agreed to pay Atari US$4.0 million.

Transactions Between Atari and BlueBay High Yield

Atari and BlueBay High Yield have entered into the following agreements:

Credit Agreement with BlueBay High Yield and Subsequent Amendments and Forbearances.  On October 18, 2007, Atari consented to the transfer of the loans outstanding under the Credit Agreement, dated as of November 3, 2006, among Atari, the lenders party thereto and Guggenheim Corporate Funding, LLC, as Administrative Agent, providing for a senior secured credit facility under funds affiliated with BlueBay High Yield and to the appointment of BlueBay High Yield, as successor administrative agent (the “BlueBay Credit Facility”). Subsequently, Atari and BlueBay have entered into amendments, dated November 6, 2007 and December 4, 2007, regarding the loan availability under the credit facility, which is currently US$14 million and fully drawn, and waivers and forbearances regarding the entry by Atari into material agreements with Infogrames and the failure of Atari to meet certain operational and financial covenants. In addition, please see “— Agreements Related to the Merger” for the fourth amendment to the credit agreement with BlueBay High Yield, entered into on April 30, 2008.

Agreements with Executive Officers

Employment Agreement with Jim Wilson.  On March 31, 2008, Atari entered into an employment letter agreement with Mr. Wilson, under which Mr. Wilson is to serve as the Chief Executive Officer and President of Atari. Under the Agreement, Mr. Wilson will receive an annual base salary of US$400,000. Mr. Wilson will be eligible to receive an annual bonus of up to 200% of his then-current annual base salary, depending on the attainment of certain individual and Atari performance goals established by Atari’s board of directors for the applicable fiscal year. For the fiscal year ending March 31, 2009, Mr. Wilson is guaranteed US$120,000 of his annual bonus for such fiscal year provided that he is actively employed on March 31, 2009. Under the Agreement, Mr. Wilson has been granted options to purchase 687,146 shares of common stock of Atari, with an exercise price per share equal to US$1.4507. Unless vesting is otherwise accelerated, such options shall vest 6.25% per quarter (commencing with the quarter ending June 30, 2008). Any unvested options shall become fully vested and exercisable in the event of a change of control (other than with respect to the merger). If the merger is completed, Atari has agreed to use its best efforts to cause Infogrames to agree to grant to Mr. Wilson a stock option with respect to shares of Infogrames in substitution of his currently outstanding option to acquire Atari common stock. Such option to acquire shares of Infogrames shall have a present value approximately equal to the present value of the option to acquire Atari stock using Black-Scholes or another reasonable option valuation methodology.

Letter Agreement with Arturo Rodriguez.  On January 29, 2008, Atari entered into a letter agreement with Arturo Rodriguez regarding his employment with Atari and his compensation. Mr. Rodriguez is Atari’s Vice President — Controller and has served as Atari’s acting Chief Financial Officer since May 16, 2007. Under the terms of the letter agreement, Mr. Rodriguez is entitled to a retention bonus equal to three months his current base salary (the “Retention Bonus”) in exchange for his commitment to continued employment with Atari through the filing of Atari’s Annual Report on Form 10-K for the fiscal year ended March 31, 2008. The Retention Bonus would be paid within ten business days following the earliest of (i) the termination of his employment by Atari, (ii) the filing of the March 31, 2008 Form 10-K and (iii) July 31, 2008 (the earliest such date, the “Trigger Date”). After the Trigger Date, Mr. Rodriguez may separate his employment from Atari with no less than fifteen days’ notice, after which he would be entitled to receive severance of twenty-six weeks of his current base salary and current elected benefits.

Letter Agreement with Timothy Flynn.  On May 17, 2008, Atari entered into a letter agreement with Timothy Flynn, under which Mr. Flynn is to serve as Atari’s Senior Vice President of Sales. Under the terms of the letter agreement, Mr. Flynn will receive an annual base salary of US$250,000. Mr. Flynn will be eligible to receive an annual bonus of up to 40% of his then-current annual base salary, depending on the attainment of certain individual and Atari performance goals established by Atari’s board of directors for the applicable fiscal year Under the terms of the letter agreement, Mr. Flynn is entitled to a sign on bonus equal to 10% of his current base salary (the “Sign On Bonus”) that is payable once he completes 60 days of continuous employment with Atari. Should Mr. Flynn voluntarily terminate his employment with Atari or be terminated for cause by Atari within on year of his hire date, Mr. Flynn would be required to repay the total gross amount of the Sign On Bonus. Under the letter agreement, Mr. Flynn has been granted options to purchase 20,000 shares of common stock of Atari, with an exercise price per share equal to US$1.64. Unless vesting is otherwise accelerated, 25% of such options shall vest upon the first anniversary of his hire date and thereafter vest 6.25% per quarter (commencing with the quarter ending June 30, 2009). Any unvested options shall become fully vested and exercisable in the event of a change of control (other than with respect to the merger). If the merger is completed, Atari has agreed to use its best efforts to cause Infogrames to agree to grant to Mr. Flynn a stock option with respect to shares of Infogrames in substitution of his currently outstanding option to acquire Atari common stock. Such option to acquire shares of Infogrames shall have a present value approximately equal to the present value of the option to acquire Atari stock using Black-Scholes or another reasonable option valuation methodology.

Contacts Regarding Significant Corporation Events

Other than as described in this proxy statement, there have been no other negotiations, transactions or material contacts concerning any merger, consolidation, acquisition, tender offer, election of directors or sale or transfer of a material amount of Atari’s assets other than on October 5, 2007, Infogrames caused California U.S. Holdings, Inc., a wholly owned subsidiary of Infogrames that directly holds all of the Atari common stock that Infogrames beneficially owns, to execute a written stockholder consent to remove James Ackerly, Ronald C. Bernard, Michael G. Corrigan, Denis Guyennot, and Ann E. Kronen from Atari’s board of directors. The remaining directors (who were all affiliated with Infogrames) subsequently appointed Messrs. Wendell H. Adair, Jr., Eugene I. Davis, James B. Shein and Bradley E. Scher to Atari’s board of directors in order to fill the resulting vacancies.

Agreements Involving Atari’s Securities

In connection with Infogrames’ purchase of shares of GT Interactive Software Corp., Atari’s predecessor, Infogrames entered into certain Equity Purchase and Voting Agreements, each dated as of November 15, 1999, with Joseph Cayre, Kenneth Cayre, Stanley Cayre and Jack J. Cayre, their children and various associated trusts (collectively, the “Cayre Group”). Pursuant to such agreements, the Cayre Group agreed to grant Infogrames a proxy to vote any shares held by the Cayre Group in any action to elect or remove directors, in the sole discretion of Infogrames. The Cayre Group currently controls 26,000 shares of Atari.

In connection with a private placement of shares of Atari common stock, Atari entered into certain Securities Purchase Agreements, each dated September 15, 2005, with CCM Master Qualified Fund, Ltd. and Sark Master Fund Ltd. Pursuant to such agreements, Atari agreed to sell shares of Atari common stock to such purchasers (the “Private Placement Shares”) and maintain in effect a “shelf” registration statement registering the resale of such Private Placement Shares (the “Resale Registration Statement”). Atari also agreed that it will pay to each of the purchasers a cash amount equal to 1% of the product of (x) the number of shares of Private Placement Shares that such purchaser then holds multiplied by (y) $1.30 per share (the purchase price of such shares) if one or more of the following events occurs: (i) the Resale Registration Statement is not declared effective on or before a certain date; (ii) Atari common stock is not eligible for trading on Nasdaq or on the New York or American Stock Exchanges; (iii) the effectiveness of the Resale Registration Statement is suspended; or (iv) if a suspension of the Resale Registration Statement permitted under the Securities Purchase Agreements lasts longer than 20 days. As of May 9, 2008, Atari’s common stock was delisted from and no longer eligible for trading on The Nasdaq Stock Market. Sark Master Fund Ltd. does not currently hold any shares of Atari. CCM Master Qualified Fund, Ltd. beneficially owns the number of shares of Atari common stock set forth under “Security Ownership of Certain Beneficial Owners and Management”. Atari expects to accrue approximately US$0.2 million with respect to its liability to CCM Master Qualified Fund, Ltd. through the closing of the merger transaction.

See also “Special Factors — Interests of Certain Persons in the Merger”.

PRIOR PUBLIC OFFERINGS AND STOCK PURCHASES

None of Infogrames, Atari, Merger Sub or any other Infogrames’ subsidiaries has made an underwritten public offering of Atari’s common stock for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A. None of Infogrames, Atari, Merger Sub or any of Infogrames’ subsidiaries has purchased any common stock of Atari during the past two years.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below contains information regarding the beneficial ownership of shares of Atari common stock by each person or entity known by Atari to beneficially own 5% or more of the total number of outstanding shares of Atari common stock as of June 13, 2008. The table below also contains information regarding the beneficial ownership of shares of Atari common stock as of June 13, 2008 by all executive officers and directors of Atari and by all executive officers and directors of Infogrames and Merger Sub, other than those who are also executive officers or directors of Atari. No directors or executive officers of Infogrames and Merger Sub beneficially own Atari common stock. Associates of Infogrames, Merger Sub, directors and executive officers of Infogrames and Merger Sub do not beneficially own Atari common stock, except for the shares owned by California U.S. Holdings, Inc. and the shares deemed to be beneficially owned by the BlueBay Funds, as set forth in the table below.

	Amount and Nature
	of Beneficial
	Ownership of Shares
Name and Address of Beneficial Owner(1)	of Common Stock(2)		Percentage**

Greater Than 5% Holders
Infogrames Entertainment S.A.	6,952,248	(3)	51.58%
California U.S. Holdings, Inc.	6,952,248	(4)	51.58%
The BlueBay Multi-Strategy (Master) Fund Limited	6,952,248	(5)	51.58%
The BlueBay Value Recovery (Master) Fund Limited	6,952,248	(5)	51.58%
CCM Master Qualified Fund, Ltd.	1,264,145	(6)	9.40%
Morgan Stanley	1,124,282	(7)	8.30%
Morgan Stanley & Co. Incorporated	724,098	(7)	5.40%
Executive Officers and Directors of Atari
Wendell H. Adair, Jr.	—		*
Evence-Charles Coppee	—		*
Eugene I. Davis	—		*
Timothy J. Flynn	—		*
Arturo Rodriguez	4,551	(8)	*
Bradley E. Scher	—		*
James B. Shein	—		*
Jim Wilson	42,946	(8)	*
All named executive officers and directors of Atari as a group (14 persons)	47,947	(9)	*

*	Less than 1%.

**	As of June 13, 2008, 13,477,920 shares of Common Stock were outstanding, not including shares issuable upon exercise of outstanding options.

(1)	Unless otherwise stated in the applicable footnote, the address for each beneficial owner is c/o Atari, Inc., 417 Fifth Avenue, New York, New York 10016.

(2)	For purposes of this table, beneficial ownership of securities is defined in accordance with the rules of the SEC and means generally the power to vote or exercise investment discretion with respect to securities, regardless of any economic interests therein. Except as otherwise indicated, to the best of the Company’s knowledge, the beneficial owners of shares of Common Stock listed above have sole investment and voting power with respect to such shares, subject to community property laws where applicable. In addition, for purposes of this table, a person or group is deemed to have “beneficial ownership” of any shares that such person has the right to acquire within 60 days following June 13, 2008. Shares a person has the right to acquire within 60 days after June 13, 2008 date are included in the total outstanding shares for the purpose of determining the percentage of the outstanding shares that person owns, but not for the purpose of calculating the percentage ownership of any other person.

(3)	Information is based on a Schedule 13D dated May 6, 2008, filed with the SEC. The shares are owned of record by CUSH, a direct wholly owned subsidiary of Infogrames. Infogrames may be deemed to beneficially own the shares because they are held by a subsidiary. The address of Infogrames is 1, Place Verrazzano, 69252 Lyon Cedex 09, France.

(4)	Includes 26,000 shares of Common Stock which Infogrames has the power to vote under a proxy from the Cayre family.

(5)	Information is based on a Schedule 13D/A dated May 8, 2008, filed with the SEC. The BlueBay Funds collectively hold approximately 31.5% of shares of common stock of Infogrames. The BlueBay Funds are also eligible to redeem certain warrants and convert convertible bonds into shares of Infogrames, whereby, upon redemption and exercise of such stock warrants, the BlueBay Funds would collectively hold approximately 54.9% of the outstanding stock of Infogrames (on a fully diluted basis). The BlueBay Funds may be deemed by Rule 13d-3(d)(1) of the Exchange Act to be beneficial owners of Atari stock held by Infogrames. The address of The BlueBay Value Recovery (Master) Fund Limited and The BlueBay Multi-Strategy (Master) Fund Limited is 77 Grosvenor Street, London, W1K 3JR, United Kingdom. See footnotes 2 and 3.

(6)	Information is based on a Schedule 13D dated October 12, 2007, filed with the SEC. Each of CCM Master Qualified Fund, Ltd., Coghill Capital Management, L.L.C., and Clint D. Coghill beneficially owns 1,264,145 shares of Common Stock and has shared voting power with respect to that Common Stock. Coghill Capital Management, L.L.C. serves as the investment manager of CCM Master Qualified Fund, Ltd. and Mr. Coghill is the managing partner of Coghill Capital Management, L.L.C. The address of CCM Master Qualified Fund, Ltd. is One North Wacker Drive, Suite 4350, Chicago, IL 60606.

(7)	Information is based on a Schedule 13D dated February 14, 2008, filed with the SEC. The address of Morgan Stanley and Morgan Stanley & Co. Incorporated is 1585 Broadway, New York, NY 10036.

(8)	Consists of shares that can be acquired through stock option exercises within 60 days following June 13, 2008.

(9)	See footnote 2.

DIRECTORS AND EXECUTIVE OFFICERS OF ATARI, INFOGRAMES AND MERGER SUB

Atari’s board of directors consists of five members, Infogrames’ board of directors consists of eight members, and Merger Sub’s board of directors consists of three members. Set forth below are lists of Atari’s, Infogrames’, and Merger Sub’s directors and executive officers as of the date of this proxy statement. Each executive officer will serve until a successor is elected by the board of directors or until the earlier of his resignation or removal. None of these persons, Atari, Infogrames or Merger Sub has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and none of these persons has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. The following information about the directors and executive officers of Atari is based, in part, upon information provided by such persons. Except as noted below, each director and executive officer has occupied an executive position with the company or organization listed for his current occupation for at least five years.

Directors and Executive Officers of Atari

Name	Position

Eugene I. Davis	Chairman of the Board and Director
Jim Wilson	Chief Executive Officer and President
Arturo Rodriguez	Acting Chief Financial Officer, Controller and Vice President
Timothy J. Flynn	Senior Vice President of Sales
Wendell H. Adair, Jr.	Director
Evence-Charles Coppee	Director
Bradley E. Scher	Director
James B. Shein	Director

Eugene I. Davis has served as an Atari director since October 2007. He is the founder and chairman of consulting group Pirinate, which is focused on restructuring middle market companies, located at 5 Canoe Brook Drive, Livingston, NJ 07039. He has held this position since 1999. Prior to this, Mr. Davis was Chief Operating Officer at Total-Tele USA from 1998 to 1999 and held several positions, including Chief Financial Officer, at Emerson Radio from 1990 to 1997. Mr. Davis is a qualified lawyer and was previously a partner at Arter & Hadden LLP. Over the last 10 years he has worked on several restructuring matters including high profile matters such as Tower Automotive and Exide. He has served as independent chairman of the board or chairman of the audit committee of the board for over fifteen companies. He presently serves as a director of Atlas Air Worldwide Holdings, Inc., Foamex International, Inc., American Commercial Lines, Inc., Footstar, Inc., Haights Cross Communication, Knology, Inc., Delta Airlines, Inc., Medicor Ltd., PRG Schultz International, Inc., Viskase Companies Inc., Pilant Corporation, Lumenis Ltd. and Silicon Graphics, Inc. Mr. Davis is a U.S. citizen.

Jim Wilson has been Atari’s Chief Executive Officer and President since March 31, 2008. From 2007 to 2008, Mr. Wilson served as the President of Rolo Media, LLC. From 2005 to 2007, Mr. Wilson served as Executive Vice President and General Manager of Sony Wonder, Sony BMG’s home entertainment business. From 1996 to 2003, Mr. Wilson served as President of Universal Interactive, Inc. and, after the acquisition of Universal Interactive, Inc. by Vivendi, as Executive Vice President of Worldwide Studios for Vivendi Universal Games. Mr. Wilson is a U.S. citizen.

Arturo Rodriguez has been Atari’s Vice President — Controller since February 21, 2006 and has served as Atari’s acting Chief Financial Officer since May 16, 2007. Mr. Rodriguez joined Atari in June 2000 as Senior Manager of Financial Reporting. Since then, he has held the positions of Senior Manager of Accounting and Financial Reporting, Director of Accounting and Financial Reporting, Assistant Controller — Accounting and Financial Reporting and Vice President of Accounting and Financial Reporting. Prior to joining Atari, Mr. Rodriguez worked for Arthur Anderson LLP. Mr. Rodriguez is a New York State Certified Public Accountant. Mr. Rodriguez is a U.S. citizen.

Timothy J. Flynn has been Atari’s Senior Vice President of Sales since June 9, 2008. From 2005 to 2008, Mr. Flynn served as Vice-President of Sales — The Americas for Capcom U.S.A., Inc. From 2004 to 2005, Mr. Flynn served as Vice-President of U.S. Sales at Hip Interactive, Inc. From 2000 to 2003, Mr. Flynn served as Director of North American Sales for Sega of America, Inc. From March to December 1999, Mr. Flynn served as Eastern Regional Sales Director for Sega of America, Inc. Mr. Flynn is a U.S. citizen

Wendell H. Adair, Jr. has served as an Atari director since October 2007. He is a member of M&A Development Company LLC, a real estate development firm located at 5682 Sawyer Road, Sawyer, Michigan 49125. He is a senior lawyer with 35 years of experience specializing in restructuring and corporate finance. Until April 2006, he held Senior Partner positions at leading US law firms, including Stroock & Stroock & Lavan LLP from September 1999 to April 2006 and McDermott, Will & Emery from September 1989 to September 1999. He has previously served on the boards of private companies and has advised corporate boards with respect to governance, fiduciary duty and financing matters. Mr. Adair is a U.S. Citizen.

Evence-Charles Coppee has served as an Atari director since November 2005. Mr. Coppee was a director of Infogrames until December 2007 and served as a Deputy Chief Operating Officer of Infogrames until May 2007. From 1996 to 2005, he served as Executive Vice President and joint Managing Director of the daily “Liberation”. From 1987 to 1996, Mr. Coppee held various positions with the French conglomerate Chargeurs (and Pathe). Prior to that, Mr. Coppee was a Manager with the Boston Consulting Group. Mr. Coppee also is currently a director of Lafarge Ciment. Mr. Coppee is a Belgian citizen

Bradley E. Scher has served as an Atari director since October 2007. He is the managing member of Ocean Ridge Capital Advisors, LLC, a financial advisory company established to assist investors, managements and boards of directors of financially and/or operationally underperforming companies, located at 56 Harrison Street, New Rochelle, NY 10801. He has held this position since 2002. From 1990 to 1996 and 1996 to 2002, he managed portfolios of distressed investments at Teachers Insurance and Annuity Association of America and PPM America, Inc., respectively. He currently and has previously served on the boards of several private companies. Mr. Scher is a U.S. citizen.

James B. Shein has served as an Atari director since October 2007. He is Professor of Management & Strategy at Northwestern University’s Kellogg School of Management located at 2001 Sheridan Road, Evanston, IL 60208. He has held this position since 2002. Since 1997, Mr. Shein has also been counsel at McDermott, Will & Emery, with primary areas of practice including corporate financial and operating restructurings, business startups and acquisitions, and fiduciary duties of officers and directors. From 1994 to 1997, he was president of J.S. Associates, a consulting firm providing turnaround advice to public and private manufacturing and service companies. Between 1990 and 1994, he was the president and chief executive officer of R.C. Manufacturing. Mr. Shein is a U.S. citizen.

Directors and Executive Officers of Infogrames and Merger Sub

Name	Position

David Gardner	Chief Executive Officer and Director of Infogrames and President of Merger Sub
Phil Harrison	Chief Operating Officer and Director of Infogrames
Fabrice Hamaide	Chief Financial Officer of Infogrames and Secretary and Treasurer of Merger Sub
Michel Combes	Director of Infogrames
Dominique D’Hinnin	Director of Infogrames
Gina Germano	Director of Infogrames
Didier Lamouche	Director of Infogrames
Jeffrey Lapin	Director of Infogrames
Eli Muraidekh	Director of Infogrames
Mathias Hautefort	Director of Merger Sub
Frédéric Armitano-Grivel	Director of Merger Sub
Pierre Lansonneur	Director of Merger Sub

David Gardner has served as Chief Executive Officer and a director of Infogrames since January 2008. Prior to that, Mr. Gardner served in several positions at Electronic Arts (“EA”), an American developer, marketer, publisher, and distributor of computer and video games located at 209 Redwood Shores Parkway, Redwood City, California 94065, USA. Mr. Gardner joined EA in 1983, focused on sales and marketing early in his career, and then became responsible for starting EA in the United Kingdom in 1986. From 1992 to 2004, Mr. Gardner served as the Managing Director for EA in Europe. In 2004, Mr. Gardner was promoted to Senior Vice President of International Publishing; shortly, thereafter, he was appointed to Executive Vice President, Chief Operating Officer of Worldwide Studios. He served in this capacity at EA until August 2007. Mr. Gardner is a British citizen.

Phil Harrison has served as the Chief Operating Officer and a director of Infogrames since March 2008. Prior to that, Mr. Harrison held various executive management positions for Sony Computer Entertainment in Europe and North America, where he most recently was the President of Worldwide Studios and headed the PlayStation video games software development business unit. Sony Computer Entertainment is a video game company located at 2.6.21, Minami-Aoyama, Mianato-ku, Tokyo, 107-0062, Japan. Mr. Harrison is a British citizen.

Fabrice Hamaide joined Infogrames as Chief Financial Officer in May 2008. Prior to joining Infogrames, Mr. Hamaide worked at Parrot, a company developing wireless mobile telephone accessories located at 174-178 quai de Jemmapes, 75010 Paris, France, where he was Chief Financial Officer of the company since 2005. From 1998 to 2005, Mr. Hamaide was the Vice President of Finance and Operations and then the President and CEO of Talkway Communications, a multimedia delivery content service provider company located at 2275 Bayshore Road, Suite 150, Palo Alto, CA 94303, USA. Mr. Hamaide is a French citizen.

Michel Combes has served as an Infogrames director since October 2007. Since May 2006, Mr. Combes has served as Chairman and Chief Executive Officer of Télé Diffusion de France, a television broadcasting company, located at 106 avenue Marx Dormoy, 92541 Montrouge cedex, France. From January 2003 to December 2005, Mr. Combes was the executive director in charge of group finance at France Télécom. Mr. Combes is a French citizen.

Dominique D’Hinnin has served as an Infogrames director since November 2005. Mr. D’Hinnin has been the Lagardère Group’s Chief Financial Officer since 1998. Lagardère Group is a media group located at 4 rue de Presbourg — 75016 Paris, France. Mr. D’Hinnin is a French citizen.

Gina Germano has served as an Infogrames director since November 2006. Ms. Germano is a Principal at BlueBay Asset Management since April 2002. BlueBay Asset Management is a company providing investment management services, located at 77 Grosvenor Street, London W1Y 3JR, UK. BlueBay Asset Management is the investment manager of the BlueBay Funds. Prior to joining BlueBay Asset Management, from 1998 to 2002, she was a portfolio manager with Lazard Asset Management, where she was responsible for European high yield. Ms. Germano is a U.S. citizen.

Didier Lamouche has served as an Infogrames director since November 2007. Mr. Lamouche has been the Chairman and Chief Executive Officer of Group Bull, an information technology company located at rue Jean Jaurès, BP 68, 78340 Les Clayes sous Bois, France, since January 2005. From 2003 until December 2004, Didier Lamouche served in the United States as IBM’s vice president for worldwide semiconductor manufacturing. IBM is a computer technology and consulting company located at 1 New Orchard Road, Armonk, New York 10504, USA. Mr. Lamouche is a French citizen.

Jeffrey Lapin has served as the representative of Blue Bay Asset Management on the Infogrames board of directors since November 2007. BlueBay Asset Management is the investment manager of the BlueBay Funds. In April 2007, Mr. Lapin was appointed Chief Executive Officer of RazorGator Interactive Group, a U.S. internet ticket distributor located at 11150 Santa Monica Blvd., suite 500, Los Angeles, CA 90025, USA. Prior to this appointment, from 2004 to 2006, Mr. Lapin was a private consultant for a number of entertainment and media companies. Prior to that, from 2002 to 2004, Mr. Lapin served as Chief Executive Officer of Take-Two Interactive Software, a video game business located at 622 Broadway, New York, NY 10012, USA. Mr. Lapin is a U.S. citizen.

Eli Muraidekh has served as the representative of BlueBay High Yield Investments (Luxembourg) SARL on the Infogrames board of directors since January 2008, and prior to that, served as the representative of Blue Bay Asset Management on the Infogrames board of directors from November 2006 to November 2007. BlueBay Asset

Management is the investment manager of the BlueBay Funds. Mr. Muraidekh has the title of director at BlueBay Asset Management. Before joining BlueBay Asset Management, Mr. Muraidekh was a Partner of Elwin Capital Partners, a private investment fund located at 95 Chancery Lane, London, WC2A IDT, UK, which he formed in 2000. Prior to that, from 1994 to 200, Mr. Muraidekh was an Executive Director at Goldman Sachs.. Mr. Muraidekh is a dual US and British citizen.

Mathias Hautefort has served as the Executive Vice President and Chief Operating Officer of Infogrames since June 2007. Prior to joining Infogrames, from March 2005 to May 2007, Mr. Hautefort served as the Chief Executive Officer of Viaccess S.A., a France Telecom Content Division company. From June 2002 to September 2004, Mr. Hautefort was the Chief Financial Officer and then the Chief Operating Officer of Noos, the leading French cable operator. Prior to that, from June 2000 to June 2002, Mr. Hautefort was the Director of Media Activities for the Suez Group in the communication division. Prior to that, from June 1997 to May 2000 Mr. Hautefort was a technical advisor in the cabinets of Christian Pierret, French Secretary of State for Industry, and Technical Advisor to Dominque Strauss-Kahn and Christian Sautter, French Ministers of Economy, Finance and Industry. Mr. Hautefort is a French citizen.

Frédéric Armitano-Grivel joined Infogrames in July 2001 as Legal Director of Atari Europe, became Senior Vice President of Legal, Finance and Business affairs of Worldwide Publishing in July 2007 and is the head of Legal Affairs for Infogrames since May 2008. Prior to joining Infogrames, from April 1997 to June 2001, Mr. Armitano-Grivel was Vice President of Legal & Business Affairs at Polygram and then Universal Music France. From October 1996 to March 1997, Mr. Armitano-Grivel was the legal director of Studio SM, a musical publisher and producer. Prior to that, from September 1994 to September 1996, Mr. Armitano-Grivel was regional representative of the French Musical Collecting Right Society (SACEM). Mr. Armitano-Grivel is a French citizen.

Pierre Lansonneur joined Infogrames in September 2007 and is now the Head of Finance and Operations worldwide for the distribution unit. Prior to joining Infogrames, from March 2005 to September 2007, Mr. Lansonneur was the Chief Operating Officer of Filao, a mobile videogames start-up. Prior to that, from September 2005 to March 2006, Mr. Lansonneur was the General Manager for Bertelsmann Arvato’s French Marketing Services business unit. Prior to that, from March 2001 to January 2005, Mr. Lansonneur was the Senior Vice President for Finance and Operations for Europe and Asia for Vivendi Games. Mr. Lansonneur is a French citizen.

FUTURE STOCKHOLDER PROPOSALS

In addition to the special meeting, depending upon whether the merger is consummated, Atari anticipates holding its annual meeting of Atari stockholders in 2008. If the merger is consummated, we will not have public stockholders and there will be no public participation in any future meeting of stockholders after the consummation of the merger.

In order for proposals by stockholders to have been considered for inclusion in the proxy card and proxy statement relating to the 2008 Annual Meeting of Stockholders, such proposals must have been received on or before May 29, 2008 at Atari’s principal executive offices at 417 Fifth Avenue, New York, NY 10016, attention: Kristina K. Pappa, Secretary.

In addition, Atari’s amended and restated by-laws provide that stockholders seeking to bring business before an annual meeting must provide timely notice. A stockholder’s notice shall be timely if delivered to, or mailed to and received by, Atari at its principal executive office not less than 75 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting; provided, however, that in the event the annual meeting is scheduled to be held on a date more than 30 days before the anniversary date or more than 60 days after the anniversary date, a stockholder’s notice shall be timely if delivered to, or mailed to and received by, Atari at its principal executive office not later than the close of business on the later of (A) the 75th day prior to the scheduled date of such annual meeting, or (B) the 15th day following the day on which public announcement of the date of such annual meeting is first made by Atari.

INDEPENDENT ACCOUNTANTS

The financial statements as of March 31, 2007 have been audited by Deloitte & Touche LLP as stated in their report included in Atari’s Annual Report on Form 10-K for the fiscal year ended March 31, 2007, which is attached to this proxy statement as Annex D.

WHERE YOU CAN FIND MORE INFORMATION

Atari files annual, quarterly and current reports, proxy statements and other documents with the SEC under the Exchange Act. Atari’s SEC filings made electronically through the SEC EDGAR system are available to the public at the SEC website at http://www.sec.gov. You may also read and copy any document Atari files with the SEC at the SEC public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room. Stockholders can also find this information in the Investor Relations section of Atari’s website, www.atari.com.

Atari and Infogrames have filed with the SEC a Schedule 13E-3 with respect to the proposed merger. The Schedule 13E-3, including any amendments and exhibits, is available for inspection as set forth above.

You may obtain additional copies of the documents related to this transaction, including the Atari form 10-K and form 10-Q attached hereto, by requesting them in writing or by telephone from:

Arturo Rodriguez
Atari, Inc.
417 Fifth Avenue
New York, New York 10016
Telephone: (212) 726-6500

Any request for copies of documents should be made by [          ], 2008 in order to ensure receipt of the documents before the special meeting.

This proxy statement does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any offer or solicitation in that jurisdiction. The delivery of this proxy statement should not create an implication that there has been no change in the affairs of Atari since the date of this proxy statement or that the information herein is correct as of any later date.

Stockholders should not rely on information other than that contained in this proxy statement. Atari has not authorized anyone to provide information that is different from that contained in this proxy statement. This proxy statement is dated [          ], 2008. No assumption should be made that the information contained in this proxy statement is accurate as of any date other than that date, and the mailing of this proxy statement will not create any implication to the contrary. Notwithstanding the foregoing, in the event of any material change in any of the information previously disclosed, Atari will, where relevant and if required by applicable law, (i) update such information through a supplement to this proxy statement and (ii) amend the Transaction Statement on Schedule 13E-3 filed in connection with the merger, in each case, to the extent necessary.

ANNEX A

AGREEMENT AND PLAN OF MERGER
by and among
INFOGRAMES ENTERTAINMENT S.A.
IRATA ACQUISITION CORP.
and
ATARI, INC.
Dated as of April 30, 2008

A-i

A-ii

A-iii

INDEX OF DEFINED TERMS

Term	Section

Affiliate	8.1(a)
Agreement	Preamble
Bankruptcy Event	6.2(l)(i)
Bankruptcy Law	8.1(b)
Business Day	8.1(c)
Certificate of Merger	1.3
Certificates	2.1(c)
Change of Recommendation	5.4(e)(i)
Closing	1.2
Closing Date	1.2
Code	2.2(d)
Company	Preamble
Company Assets	3.8(b)
Company Benefit Plan	3.20(a)
Company Board	Recitals
Company Board Recommendation	3.3
Company Common Stock	Recitals
Company Conditions	5.2
Company Contracts	3.8(c)
Company Disclosure Schedule	Article III
Company Financial Advisor	3.31
Company Intellectual Property	8.1(d)
Company Material Adverse Effect	8.1(e)
Company Material Contracts	8.1(f)
Company Option Plans	3.10(a)
Company Organizational Documents	3.5
Company Permits	3.27(a)
Company Preferred Stock	3.9(a)
Company Proxy Statement	3.7(b)
Company SEC Reports	3.12(a)
Company Stock Option	2.3(a)
Company Stockholders Meeting	3.7(b)
Company Warrants	3.9(b)
Confidentiality Agreement	5.3(b)
Contracts	8.1(g)
Copyright Office	5.18(b)
Copyrights	8.1(k)
Credit Facility	8.1(h)
Custodian	8.1(i)
Customer Information	3.25
DGCL	1.1
Dissenting Shares	2.4(a)
Effective Time	1.3

A-iv

Term	Section

Environmental Costs	3.23(b)(i)
Environmental Laws	3.23(a)(ii)
Environmental Matters	3.23(a)(i)
Exchange Act	3.7(b)
Excluded Shares	2.1(b)
Expenses Payee	7.6(c)
Expenses Payor	7.6(c)
Expenses	5.14
GAAP	3.15(b)
Governmental Entity	3.7
Hazardous Substances	8.1(j)
Indemnified Parties	5.9(a)
Intellectual Property	8.1(k)
Internet Assets	8.1(k)
IP Licenses	3.24(d)
Key Company Intellectual Property Assets	8.1(l)
Knowledge	8.1(m)
Laws	8.1(n)
Legal Actions	3.18
Liabilities	3.16
Lien	8.1(o)
Maximum Premium	5.9(b)
Merger	Recitals
Merger Consideration	2.1(c)
Merger Sub	Preamble
New Financing Facility	Recitals
NOLs	3.22(m)
Option Merger Consideration	2.3(a)
Orders	8.1(p)
Outside Date	7.2(a)
Parent	Preamble
Parent Board	Recitals
Parent Conditions	5.2
Parent Material Adverse Effect	8.1(q)
Patents	8.1(k)
Paying Agent	2.2(a)
Payment Fund	2.2(a
Permits	8.1(r)
Permitted Lien	8.1(s)
Person	8.1(t)
Post-Signing Returns	5.17(a)
Privacy Policy	3.25
Public Software	8.1(u)
Representatives	8.1(v)

A-v

Term	Section

Requisite Company Vote	3.3
SEC	3.7(b)
Securities Act	3.12(a)
Software	8.1(k)
SOX	3.13
Special Committee	Recitals
Subsidiary	8.1(w)
Superior Proposal	8.1(x)
Superior Proposal Change of Recommendation	5.4(e)(i)
Surviving Bylaws	1.6
Surviving Charter	1.5
Surviving Corporation	1.1
Takeover Proposal	8.1(y)
Takeover Statutes	3.30
Tax Returns	8.1(z)
Tax Sharing Agreements	3.22(f)
Taxes	8.1(aa)
Termination Fee	7.6(b)
Trade Secrets	8.1(k)
Trademarks	8.1(k)
Treasury Regulations	8.1(bb)
USPTO	5.18(b)

A-vi

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of April 30, 2008 (this “Agreement”), by and among INFOGRAMES ENTERTAINMENT S.A., a French corporation (“Parent”), IRATA ACQUISITION CORP., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and ATARI, INC., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the Board of Directors of the Company (the “Company Board”), upon unanimous recommendation of a special transaction committee of the Company Board consisting solely of disinterested directors of the Company (the “Special Committee”), has unanimously (i) approved and declared advisable and in the best interests of the holders of Company Common Stock (other than Parent and its Affiliates) that the Company enter into this Agreement and consummate the merger of Merger Sub with and into the Company (the “Merger”), this Agreement and the transactions contemplated by this Agreement on the terms and subject to the conditions set forth herein; (ii) directed that adoption of this Agreement be submitted to a vote at a meeting of the holders of Company Common Stock; and (iii) recommended to the holders of Company Common Stock that they adopt this Agreement;

WHEREAS, the Board of Directors of Merger Sub has approved and declared advisable, and the Board of Directors of Parent (the “Parent Board”) has approved, this Agreement and the other transactions contemplated by this Agreement, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, contemporaneously with the execution of this Agreement, the Company and Parent are entering into the Credit Agreement among the Company, with Parent as the lender thereunder (the “New Financing Facility”) pursuant to which Parent has agreed to make available to the Company additional financing on the terms and subject to the conditions set forth in the New Financing Facility;

WHEREAS, subject to certain exceptions, by virtue of the Merger, all of the issued and outstanding shares of common stock, par value $0.10 per share, of the Company (the “Company Common Stock”), will be converted into the right to receive $1.68 in cash; and

WHEREAS, certain capitalized terms used in this Agreement have the meanings specified in Section 8.1.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained in this Agreement, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

THE MERGER

Section 1.1  The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, (a) Merger Sub shall be merged with and into the Company, (b) the separate corporate existence of Merger Sub shall cease and the Company shall continue its corporate existence under Delaware law as the surviving corporation in the Merger (the “Surviving Corporation”) and (c) the Surviving Corporation shall become a wholly-owned subsidiary of Parent.

Section 1.2  Closing.  Subject to the satisfaction or waiver of all of the conditions to closing contained in ARTICLE VI, the closing of the Merger (the “Closing”) shall take place (a) at the offices of Morrison & Foerster LLP, 1290 Avenue of the Americas, New York, New York, at 10:00 a.m. on a date determined by the parties but not later than the second Business Day after the day on which the last of those conditions (other than any conditions that by their nature are to be satisfied at the Closing) is satisfied or waived in accordance with this Agreement or (b) at such other place and time or on such other date as Parent and the Company may agree in writing. The date on which the Closing occurs is referred to as the “Closing Date.”

Section 1.3  Effective Time.  Immediately following the Closing, Parent and the Company shall cause a certificate of merger (the “Certificate of Merger”) to be executed, signed, acknowledged and filed with the

Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other subsequent date or time as Parent and the Company may agree and specify in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

Section 1.4  Effects of the Merger.  The Merger shall have the effects set forth in Section 259 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

Section 1.5  Certificate of Incorporation.  The certificate of incorporation of the Merger Sub in effect immediately prior to the Effective Time shall be, from and after the Effective Time, the certificate of incorporation of the Surviving Corporation (the “Surviving Charter”) until amended as provided in the Surviving Charter or by applicable Laws.

Section 1.6  Bylaws.  The Company shall take all requisite action so that the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be, from and after the Effective Time, the bylaws of the Surviving Corporation (the “Surviving Bylaws”) until amended as provided in the Surviving Charter, in the Surviving Bylaws or by applicable Laws.

Section 1.7  Directors.  The directors of the Company and its Subsidiaries immediately prior to the Effective Time shall submit their resignations to be effective as of the Effective Time. The Company shall take all requisite action so that the directors of Merger Sub immediately prior to the Effective Time shall be, from and after the Effective Time, the directors of the Surviving Corporation until their successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and the DGCL.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.1  Conversion of Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any shares of capital stock of Merger Sub or the Company:

(a) Conversion of Merger Sub Capital Stock.  Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent-Owned Stock.  Each share of Company Common Stock owned by the Company or any of its wholly-owned Subsidiaries or by Parent or any of its wholly-owned Subsidiaries immediately prior to the Effective Time (collectively, the “Excluded Shares”) shall be canceled automatically and shall cease to exist, and no consideration shall be paid for those Excluded Shares.

(c) Conversion of Company Common Stock.  Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) shall be converted into the right to receive $1.68 in cash, without interest (the “Merger Consideration”). All shares of Company Common Stock that have been so converted shall be canceled automatically and shall cease to exist, and the holders of certificates which immediately prior to the Effective Time represented those shares (together with any book-entry shares, the “Certificates”) shall cease to have any rights with respect to those shares, other than the right to receive the Merger Consideration upon surrender of their Certificates in accordance with Section 2.2.

(d) Adjustments.  If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification or other similar transaction, then the Merger Consideration shall be adjusted to the extent appropriate.

Section 2.2  Surrender of Certificates.

(a) Payment Fund.  Prior to the Effective Time, Parent shall select a bank or trust company, satisfactory to the Company in its reasonable discretion to act as the paying agent in the Merger (the “Paying Agent”), and not later than the close of business on the Business Day immediately preceding the Closing Date, shall provide funds to the Paying Agent in amounts necessary for the payment of the aggregate Merger Consideration payable under Section 2.1(c) upon surrender of Certificates. Such funds provided to the Paying Agent are referred to as the “Payment Fund.”

(b) Payment Procedures.

(i) Letter of Transmittal.  Promptly after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a Certificate (A) a letter of transmittal in customary form, specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of Certificates to the Paying Agent and (B) instructions for surrendering Certificates.

(ii) Surrender of Certificates.  Upon surrender of a Certificate for cancellation to the Paying Agent, together with a duly executed letter of transmittal and any other documents required by the Paying Agent, the holder of that Certificate shall be entitled to receive in exchange therefor the Merger Consideration payable in respect of that Certificate less any required withholding of Taxes as provided in Section 2.2(d). Any Certificates so surrendered shall be canceled immediately. No interest shall accrue or be paid on any amount payable upon surrender of Certificates.

(iii) Unregistered Transferees.  If any Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, then the Merger Consideration may be paid to such a transferee so long as (A) the surrendered Certificate is accompanied by all documents required to evidence and effect that transfer and (B) the Person requesting such payment (1) pays any applicable transfer Taxes or (2) establishes to the satisfaction of Parent and the Paying Agent that any such Taxes have already been paid or are not applicable.

(iv) No Other Rights.  Until surrendered in accordance with this Section 2.2(c), each Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive the applicable Merger Consideration. Payment of the full Merger Consideration upon the surrender of any Certificate shall be deemed to be payment in full satisfaction of all rights pertaining to that Certificate and the shares of Company Common Stock formerly represented by it.

(c) No Further Transfers.  At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.

(d) Required Withholding.  Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any Merger Consideration payable under this Agreement such amounts as are required to be deducted or withheld therefrom under (i) the Internal Revenue Code of 1986 (the “Code”), (ii) any applicable state, local or foreign Tax Laws or (iii) any other applicable Laws. To the extent that any amounts are so deducted and withheld, those amounts shall be treated as having been paid to the Person in respect of whom such deduction or withholding was made for all purposes under this Agreement.

(e) No Liability.  None of Parent, the Surviving Corporation or the Paying Agent shall be liable to any holder of Certificates for any amount properly paid to a public official under any applicable abandoned property, escheat or similar Laws.

(f) Investment of Payment Fund.  The Paying Agent shall invest the Payment Fund as directed by Parent. Any interest and other income resulting from such investment shall become a part of the Payment Fund, and any amounts in excess of the amounts payable under Section 2.1(c) shall be paid promptly to Parent.

(g) Termination of Payment Fund.  Any portion of the Payment Fund that remains unclaimed by the holders of Certificates 270 days after the Effective Time shall be delivered by the Paying Agent to Parent upon demand. Thereafter, any holder of Certificates who has not complied with this ARTICLE II shall look only to Parent for payment of the applicable Merger Consideration.

(h) Lost, Stolen or Destroyed Certificates.  If any Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in the form required by Parent as indemnity against any claim that may be made against Parent on account of the alleged loss, theft or destruction of such Certificate, the Paying Agent shall pay the Merger Consideration to such Person in exchange for such lost, stolen or destroyed Certificate.

Section 2.3  Stock Options.

(a) Except as otherwise agreed prior to the Effective Time by Parent and the Company, the Company shall take all requisite action so that, as of the Effective Time, each option to acquire shares of Company Common Stock (each, a “Company Stock Option”) outstanding immediately prior to the Effective Time, whether or not then exercisable or vested, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of that Company Stock Option, shall be converted into the right to receive an amount in cash, without interest, equal to (a) the Option Merger Consideration multiplied by (b) the aggregate number of shares of Company Common Stock into which the applicable Company Stock Option was exercisable immediately prior to the Effective Time. “Option Merger Consideration” means the excess, if any, of the Merger Consideration over the per share exercise or purchase price of the applicable Company Stock Option. The payment of the Option Merger Consideration to the holder of a Company Stock Option shall be reduced by any income or employment Tax withholding required under (i) the Code, (ii) any applicable state, local or foreign Tax Laws or (iii) any other applicable Laws. To the extent that any amounts are so withheld, those amounts shall be treated as having been paid to the holder of that Company Stock Option for all purposes under this Agreement.

(b) Prior to the Effective Time, the Company shall use its reasonable best efforts to commence and maintain in effect, at least until the Effective Time, a tender offer (the “Tender Offer”) to purchase all outstanding Company Stock Options, whether or not vested and exercisable, that the Company does not have the right to cancel and that have exercise prices that exceed the Merger Consideration. Upon acceptance of any Company Stock Option pursuant to the Tender Offer, such Company Stock Option shall be cancelled and shall no longer be outstanding, and the holder that so tendered shall only have the right to receive the consideration, if any, payable pursuant to the Tender Offer for such Company Stock Option.

Section 2.4  Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary, any shares of Company Common Stock for which the holder thereof (i) has not voted in favor of the Merger or consented to it in writing and (ii) has demanded the appraisal of such shares in accordance with, and has complied in all respects with, Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration in accordance with Section 2.1(c). At the Effective Time, (x) all Dissenting Shares shall be cancelled and cease to exist and (y) the holder or holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under Section 262 of the DGCL.

(b) Notwithstanding the provisions of Section 2.4(a), if any holder of Dissenting Shares effectively withdraws or loses such appraisal rights (through failure to perfect such appraisal rights or otherwise), then that holder’s shares (i) shall no longer be deemed to be Dissenting Shares and (ii) shall be treated as if they had been converted automatically at the Effective Time into the right to receive the Merger Consideration upon surrender of the Certificate representing such shares in accordance with Section 2.2.

(c) The Company shall give Parent (i) prompt notice of any demands for appraisal of any shares of Company Common Stock, the withdrawals of such demands, and any other instrument served on the Company under the provisions of Section 262 of the DGCL and (ii) the right to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not offer to make or make any payment with respect to any demands for appraisal without the prior written consent of Parent.

Section 2.5  Tax Consequences.  The parties intend the Merger to be a taxable sale of the Company Common Stock by the holders of shares of Company Common Stock and of Company Stock Options. Parent makes no representations or warranties to the Company or to any holder of shares of Company Common Stock or Company Stock Options, and the Company makes no representations or warranties to any holder of shares of Company Common Stock or Company Stock Options, regarding the Tax treatment of the Merger, or any of the Tax consequences to the Company or any holder of shares of Company Common Stock or Company Stock Options of this Agreement, the Merger or any of the other transactions or agreements contemplated hereby.

Section 2.6  Additional Actions.  If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, or record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Company or (ii) otherwise carry out the provisions of this Agreement, the officers and directors of the Surviving Corporation are hereby fully authorized, in the name and on behalf of the Company, to take all such lawful actions as are necessary, proper or desirable to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the provisions of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub that except as set forth in the disclosure schedule, dated as of the date of this Agreement, delivered by the Company to Parent contemporaneously with the execution of this Agreement (the “Company Disclosure Schedule”) or as set forth in the Company SEC Reports filed on or after January 1, 2006 and on or prior to the date of this Agreement::

Section 3.1  Organization and Power.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.

Section 3.2  Foreign Qualifications.  The Company is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where failures to be so qualified or licensed or in good standing would not have a Company Material Adverse Effect.

Section 3.3  Corporate Authorization.  The Company has all necessary corporate power and authority to enter into this Agreement and, subject to adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock (the “Requisite Company Vote”), to consummate the transactions contemplated by this Agreement. The Company Board, upon the unanimous recommendation of the Special Committee, has unanimously (i) approved and declared advisable and in the best interests of the holders of Company Common Stock (other than Parent and its Affiliates) that the Company enter into this Agreement and consummate the Merger, this Agreement and the transactions contemplated by this Agreement on the terms and subject to the conditions set forth herein; (ii) directed that adoption of this Agreement be submitted to a vote at a meeting of the holders of Company Common Stock; and (iii) recommended to the holders of Company Common Stock that they adopt this Agreement (the “Company Board Recommendation”). The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of the Company, subject to the Requisite Company Vote.

Section 3.4  Enforceability.  This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Law affecting or relating to creditors’ rights generally and the availability of specific performance or injunctive relief and other equitable remedies.

Section 3.5  Organizational Documents.  The Company has previously filed with the SEC as exhibits to its Annual Report on Form 10-K correct and complete copies of the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement (collectively, the “Company Organizational Documents”).

Section 3.6  Subsidiaries.  A correct and complete list of all Subsidiaries of the Company and their respective jurisdictions of organization is set forth in Section 3.6 of the Company Disclosure Schedule. Except as set forth in Section 3.6 of the Company Disclosure Schedule, to the Knowledge of the Company, (a) each of the Subsidiaries of the Company is wholly owned by the Company, directly or indirectly, free and clear of any Liens, (b) the Company does not own, directly or indirectly, any capital stock of, or any other securities convertible or exchangeable into or exercisable for capital stock of, any Person other than the Subsidiaries of the Company, and (c) the Subsidiaries, individually and in the aggregate, are inactive, do not conduct any business or other activities, are not parties to any Contracts and have no employees, minimal assets and no liabilities.

Section 3.7  Governmental Authorizations.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement do not and will not require any consent, approval or other authorization of, or filing with or notification to, any international, national, federal, state, provincial or local governmental, regulatory or administrative authority, agency, commission, court, tribunal, arbitral body or self-regulated entity, whether domestic or foreign (each, a “Governmental Entity”), other than:

(a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(b) the filing with the United States Securities and Exchange Commission (the “SEC”) of (i) a proxy statement (the “Company Proxy Statement”) relating to the special meeting of the stockholders of the Company to be held to consider the adoption of this Agreement (the “Company Stockholders Meeting”) and (ii) any other filings and reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under the Securities Exchange Act of 1934, as amended (including the rules and regulations thereunder, the “Exchange Act”); and

(c) compliance with the rules and regulations of the NASDAQ Global Market.

Section 3.8  Non-Contravention.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement do not and will not:

(a) contravene or conflict with, or result in any violation or breach of, any provision of the Company Organizational Documents;

(b) contravene or conflict with, or result in any violation or breach of, any Laws or Orders applicable to the Company or any of its Subsidiaries or by which any assets of the Company or any of its Subsidiaries (“Company Assets”) are bound, assuming that the Requisite Company Vote has been obtained and all consents, approvals, authorizations, filings and notifications described in Section 3.7 have been obtained or made except for such violations and breaches that would not have a Company Material Adverse Effect;

(c) result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any Contracts to which the Company is a party or by which any Company Assets are bound (collectively, “Company Contracts”), other than as set forth in Section 3.8(c) of the Company Disclosure Schedule or any violations, breaches or defaults that would not have a Company Material Adverse Effect;

(d) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Company Material Contracts, other than as set forth in Section 3.8(d) of the Company Disclosure Schedule or where the failure to obtain such consent, approval or authorization or make such filings or notifications would not have a Company Material Adverse Effect;

(e) give rise to any termination, cancellation, amendment, modification or acceleration of any rights or obligations under any Company Material Contracts, other than as set forth in Section 3.8(e) of the Company Disclosure Schedule or that would not have a Company Material Adverse Effect; or

(f) cause or result in the creation or imposition of any Liens on any Company Assets, other than as set forth in Section 3.8(f) of the Company Disclosure Schedule and such Liens the creation or imposition of which would not have a Company Material Adverse Effect.

Section 3.9  Capitalization.

(a) The authorized capital stock of the Company consists solely of (i) 30,000,000 shares of Company Common Stock, par value $0.10 per share, and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”).

(b) As of the close of business on April 28, 2008, (i) 13,477,920 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Common Stock were held in treasury by the Company, (iii) 1,500,000 shares of Company Common Stock were reserved for issuance under the Company Option Plans, including with respect to outstanding Company Stock Options, (iv) 2,499 shares of Company Common Stock were reserved for issuance upon exercise of outstanding warrants to purchase shares of Company Common Stock (“Company Warrants”), and (v) no shares of Company Preferred Stock were outstanding. Since that date, no shares of capital stock of the Company, or securities convertible or exchangeable into or exercisable for shares of capital stock of the Company, have been issued other than upon exercise of the Company Stock Options or the Company Warrants outstanding on that date. The Company has delivered true and complete copies of the outstanding Company Warrants or form thereof to Parent.

(c) All issued shares of Company Common Stock are duly authorized, validly issued, fully paid and non-assessable, and not subject to any pre-emptive rights. All shares of Company Common Stock that are subject to issuance upon the exercise of outstanding Company Stock Options or the Company Warrants, upon issuance prior to the Effective Time upon the terms and subject to the conditions specified in the instruments under which they are issuable, (i) will be duly authorized, validly issued, fully paid and non-assessable and (ii) will not be subject to any pre-emptive rights.

(d) There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of Company Common Stock or Company Preferred Stock and other than the outstanding Company Stock Options and the Company Warrants, there are no options, warrants or other rights, agreements, rights plans, arrangements or commitments obligating the Company to issue or sell any shares of capital stock of, or other equity interests in, the Company.

(e) To the Company’s Knowledge, each outstanding share of capital stock of each Subsidiary of the Company is duly authorized, validly issued, fully paid and non-assessable and not subject to any pre-emptive rights.

Section 3.10  Options.

(a) As of the date of this Agreement, there are outstanding Company Stock Options to acquire an aggregate of 926,550 shares of Company Common Stock under the 1997 Stock Incentive Plan, as amended, the 2000 Stock Incentive Plan, as amended, and the 2005 Stock Incentive Plan (collectively, the “Company Option Plans”). Except for (i) outstanding Company Stock Options to purchase an aggregate of 926,550 shares of Company Common Stock, (ii) an aggregate of 573,450 shares of Company Common Stock available for issuance pursuant to future grants of Company Stock Options under the Company Option Plans and (iii) the Company Warrants, there are no options, warrants, calls, conversion rights, stock appreciation rights, redemption rights, repurchase rights or other rights, agreements, arrangements or commitments to which the Company is a party obligating the Company to issue or sell any shares of their capital stock or other securities.

(b) The Company has filed with the SEC correct and complete copies of all Company Option Plans and has provided to Parent copies of all forms of outstanding Company Stock Option award agreements the forms of which are not filed with the SEC. Section 3.10(b) of the Company Disclosure Schedule sets forth a correct and complete list of the following information, as of the date of this Agreement, with respect to each Company Stock Option: (i) name of the holder; (ii) exercise price; (iii) number of shares of Company Common Stock issuable upon exercise; (iv) Company Option Plan under which the option was granted; (v) date of grant; (vi) vesting schedule; and (vii) expiration date.

Section 3.11  Voting.

(a) The Requisite Company Vote is the only vote of the holders of any class or series of the capital stock of the Company necessary (under the Company Organizational Documents or the DGCL) to approve and adopt this Agreement, the Merger and the other transactions contemplated by this Agreement.

(b) There are no voting trusts, proxies or similar agreements, arrangements or commitments to which the Company is a party with respect to the voting of any shares of capital stock of the Company, other than proxies held by Parent or any of its subsidiaries. There are no bonds, debentures, notes or other instruments of indebtedness of the Company that have the right to vote, or that are convertible or exchangeable into or exercisable for securities having the right to vote, on any matters on which stockholders of the Company may vote.

Section 3.12  Company SEC Reports.

(a) The Company has filed with the SEC all reports, schedules, forms, statements and other documents required to be filed with the SEC since January 1, 2006 (collectively, the “Company SEC Reports”), and has made available to Parent correct and complete copies of any exhibits to such Company SEC Reports for which confidential treatment was granted by the SEC. As of the respective dates that they were filed, the Company SEC Reports complied as to form in all material respects with all applicable requirements of the Securities Act of 1933, as amended (together with the rules and regulations thereunder, the “Securities Act”), and the Exchange Act, as applicable. Except to the extent that information contained in any Company SEC Report has been revised or superseded by a later filed Company SEC Report, none of the Company SEC Reports, at the time filed, contained any untrue statement of a material fact or omitted to state any material fact required to be stated in or necessary in order to make the statements in the Company SEC Reports, in light of the circumstances under which they were made, not misleading.

(b) The Company has heretofore furnished to Parent complete and correct copies of all material amendments and modifications that have not been filed by the Company with the SEC to all agreements, documents and other instruments that previously had been filed by the Company with the SEC and are currently in effect.

(c) The Company has furnished Parent with copies of all comment letters received by the Company from the SEC with respect to the Company SEC Reports or received since January 1, 2006 and all responses of the Company thereto. There are no outstanding unresolved issues with respect to the Company or the Company SEC Reports noted in comment letters or other correspondence received by the Company or its attorneys from the SEC, and there are no pending formal or, to the Knowledge of the Company, informal investigations of the Company by the SEC.

Section 3.13  Executive and Director Loans.  There are no outstanding loans made by the Company or any of its Subsidiaries to any executive officer (within the meaning of Rule 3b-7 under the Exchange Act) or director of the Company. Since the enactment of the Sarbanes-Oxley Act of 2002 (“SOX”), except as set forth in Section 3.13 of the Company Disclosure Schedule, the Company has not made any loans to any such Company executive officers or directors.

Section 3.14  Accounting Controls and Disclosure Controls.

(a) The Company maintains an accounting system designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets that could have a material effect on the Company’s financial statements is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(b) The Company maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) required in order for the Chief Executive Officer and Chief Financial Officer of the Company to engage in the review and evaluation process mandated by Section 302 of SOX. The Company’s “disclosure controls and procedures” are reasonably designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. The Company is not a party to any off-balance sheet arrangements (as defined in Item 303(c) of Regulation S-K promulgated under the Exchange Act).

(c) To the Knowledge of the Company, since January 1, 2006, (i) there has been no material complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in improper or illegal accounting or auditing practices or maintains improper or inadequate internal accounting controls and (ii) no current or former attorney representing the Company or any of the Company Subsidiaries has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or executive officer of the Company.

Section 3.15  Financial Statements.  The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and its consolidated Subsidiaries included or incorporated by reference in the Company SEC Reports:

(a) complied in all material respects with applicable accounting requirements and the rules and regulations of the SEC;

(b) were prepared in accordance with generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes to those financial statements) and, in the case of unaudited financial statements, as permitted by the applicable instructions and regulations of the SEC relating to the preparation of quarterly reports on Form 10-Q); and

(c) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended , or, as set forth in the Company SEC Reports, were restated to do so (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments).

Section 3.16  Liabilities.  There are no liabilities or obligations of any kind, whether accrued, contingent, absolute, inchoate or otherwise (collectively, “Liabilities”) of the Company or any of its Subsidiaries, other than:

(a) Liabilities disclosed in the consolidated balance sheet of the Company and its consolidated Subsidiaries as of December 31, 2007, set forth in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2007;

(b) Liabilities pursuant to the New Financing Facility; and

(c) Liabilities incurred since December 31, 2007 in the ordinary course of business consistent with past practices;

(d) Liabilities that do not exceed, individually or in the aggregate, US$500,000; and

(e) Liabilities set forth in Section 3.16(c) of the Company Disclosure Schedule.

Section 3.17  Absence of Certain Changes.  Since March 31, 2007, the Company has conducted its business in the ordinary course consistent with past practices and, except as described in the Company SEC Reports, to the Company’s Knowledge:

(a) there has not been any Company Material Adverse Effect; and

(b) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would be prohibited by Section 5.1, other than as set forth in Section 3.17 of the Company Disclosure Schedule.

Section 3.18  Litigation.  Other than as set forth in Section 3.18 of the Company Disclosure Schedule, there are no legal actions, claims, demands, arbitrations, hearings, charges, complaints, investigations, examinations, indictments, litigations, suits or other civil, criminal, administrative (including, but not limited to, NASDAQ or other self regulatory organization) or investigative proceedings (collectively, “Legal Actions”) pending or, to the Knowledge of the Company, threatened, against (a) the Company or, to the Knowledge of the Company, any of its

Subsidiaries or (b) any director, officer or employee of the Company or other Person for whom the Company may be liable, in each case other than Legal Actions that would not have a Company Material Adverse Effect. To the Knowledge of the Company, there are no Orders outstanding against the Company or any of its Subsidiaries.

Section 3.19  Contracts.

(a) There are no Company Contracts required to be described in, or filed as an exhibit to, any Company SEC Report that are not so described or filed as required by the Securities Act or the Exchange Act, as the case may be. The Company has made available to Parent correct and complete copies of all Company Contracts filed with the SEC that are not otherwise publicly available in complete form.

(b) Except as would not have a Company Material Adverse Effect, (i) all Company Contracts are valid and binding obligations of the Company and, to the Knowledge of the Company, each counterparty thereto, are in full force and effect and are enforceable in accordance with their respective terms, (ii) the Company is not in violation or breach of, or in default (with or without notice or the lapse of time or both) under, any Company Material Contract and, (iii) to the Knowledge of the Company, no other Person is in violation or breach of, or in default (with or without notice or the lapse of time or both) under, any Company Material Contracts.

(c) Except as set forth in Section 3.19(c) of the Company Disclosure Schedule, there are no Company Contracts that restrict the ability of the Company to develop, publish or otherwise distribute interactive entertainment software products in any geographic area.

(d) Except as set forth in Section 3.19(d) Section 3.19(d) of the Company Disclosure Schedule, the Company is not a party to or bound by any financial derivatives master agreements or engaged in any financial hedging activities.

Section 3.20  Employee Benefit Plans.

(a) Section 3.20(a) of the Company Disclosure Schedule contains a complete list of each material employee benefit plan, program, policy, practice, agreement, or arrangement, whether or not subject to ERISA, (i) maintained, sponsored or contributed to by the Company, or (ii) to which any of them could incur any direct or indirect material liability (each, a “Company Benefit Plan”).

(b) The Company has provided to Parent with respect to each applicable Company Benefit Plan correct and complete copies of: (i) a copy of the most recent annual report (if required under ERISA) with respect to each such Company Benefit Plan (including all schedules and attachments); (ii) a copy of the summary plan description, together with each summary of material modification required under ERISA with respect to such Company Benefit Plan; (iii) a true and complete copy of each written Company Benefit Plan (including all amendments not incorporated into the documentation for each such plan); (iv) all trust agreements, insurance contracts, and similar instruments with respect to each funded or insured Company Benefit Plan; and (v) any investment management agreements, administrative services contracts or similar agreements that are in effect as of the date hereof relating to the ongoing administration and investment of any Company Benefit Plan.

(c) No Company Benefit Plan is, and the Company has no obligation to maintain, contribute to or otherwise participate in, and has no liability or other obligation (whether accrued, absolute, contingent or otherwise) under, a (i) “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (ii) multiple employer plan” (within the meaning of Section 413(c) of the Code), (iii) multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), or (iv) plan that is subject to the provisions of Title IV of ERISA or Section 412 of the Code. No Company Benefit Plan is maintained through a human resources and benefits outsourcing entity, professional employer organization, or other similar vendor or provider.

(d) No Company Benefit Plan provides health, life or other coverage for former directors, officers or employees (or any spouse or former spouse or other dependent thereof), other than benefits required by Section 4980B of the Code, Part 6 of Title I of ERISA, or similar provisions of state law.

(e) Each Company Benefit Plan (and each related trust, insurance contract or fund) has been maintained, funded and administered in all material respects in accordance with its governing instruments and all applicable laws including ERISA and the Code.

(f) Each Company Benefit Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either received or is entitled to rely upon, a favorable determination letter or opinion letter from the IRS with respect to such Company Benefit Plan as to its qualified status under the Code, and, to the Knowledge of the Company, nothing has occurred that would reasonably expected to adversely affect such determination or opinion.

(g) All reports, forms and other documents required to be filed with any government authority or furnished to employees with respect to any Company Benefit Plan (including summary plan descriptions, Forms 5500 and summary annual reports) have been timely filed or furnished and, to the Knowledge of the Company, are accurate in all material respects.

(h) Each Company Benefit Plan, employment agreement, or other contract, plan, program, agreement, or arrangement that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has been operated in good faith compliance with Section 409A of the Code, its Treasury regulations, and any administrative guidance relating thereto; and no additional tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such Company Benefit Plan, employment agreement, or other contract, plan, program, agreement, or arrangement. The Company is not a party to, or otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of taxes imposed by Section 409A(a)(1)(B) of the Code. No Company Stock Option or other right to acquire Company Stock or other equity of the Company (i) has an exercise price that was less than the fair market value of the underlying equity as of the date such Option or other right was granted, (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise of disposition of such stock Option or right, or (iii) has been granted after December 31, 2004, with respect to any class of stock of the Company that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A of the Code).

(i) The Company has no material Liabilities with respect to any misclassification of any Person as an independent contractor rather than as an employee.

(j) With respect to each applicable Company Benefit Plan, to the Knowledge of the Company, (i) no non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code or Section 406 of ERISA, has occurred; (ii) there are no actions, suits or claims pending, threatened or anticipated (other than routine claims for benefits) against any such Company Benefit Plan or fiduciary thereto or against the assets of any such Company Benefit Plan; (iii) there are no audits, inquiries or proceedings pending or, to the Knowledge of the Company, threatened by any governmental authority with respect to any Company Benefit Plan; and (iv) there has been no breach of fiduciary duty (including violations under Part 4 of Title I of ERISA) which has resulted or could reasonably be expected to result in material liability to the Company.

(k) No capital stock or other securities of the Company or any of its Subsidiaries forms or has formed a material part of the assets held in trust by any Company Benefit Plan.

Section 3.21  Labor Relations and Employment Matters.

(a) Except as set forth in Section 3.21 of the Company Disclosure Schedule, the Company is not a party to, bound by or subject to, or currently negotiating in connection with entering into, any collective bargaining agreement or other labor contract. Except as set forth in Section 3.21 of the Company Disclosure Schedule, none of the employees of the Company is represented by any union with respect to his or her employment by the Company. There is no (i) unfair labor practice, labor dispute (other than individual grievances) or labor arbitration proceeding pending or to the Knowledge of the Company, threatened against the Company relating to its business, (ii) activity or proceeding by a labor union or representative thereof to the Company’s Knowledge to organize any employees of the Company, or (iii) lockout, strike, slowdown, work stoppage or threat thereof by or with respect to such employees, and during the last three (3) years there has not been any such action.

(b) Except as would not have a Company Material Adverse Effect, the Company is in compliance with all applicable Laws relating to the employment of labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity and the collection and payment of withholding and/or social security taxes.

Section 3.22  Taxes.  Except as set forth in Section 3.23 of the Company Disclosure Schedule:

(a) All material Tax Returns required to be filed by or with respect to the Company have been properly prepared and timely filed, and all such Tax Returns (including information provided therewith or with respect thereto) are correct and complete in all material respects.

(b) The Company has fully and timely paid all material Taxes owed by them (whether or not shown on any Tax Return) and have made adequate provision for any Taxes that are not yet due and payable for all taxable periods, or portions thereof, ending on or before the date of this Agreement.

(c) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes due from the Company for any taxable period and no request for any such waiver or extension is currently pending.

(d) No audit or other proceeding by any Governmental Entity is pending or, to the Knowledge of the Company, threatened with respect to any Taxes due from or with respect to the Company. No Governmental Entity has given written notice of its intention to assert any deficiency or claim for additional Taxes against the Company. Since January 1, 2006, no claim has been made against the Company by any Governmental Entity in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction. All deficiencies for Taxes assessed against the Company have been fully and timely paid, settled or properly reflected in the most recent financial statements contained in the Company SEC Reports.

(e) There are no Liens for Taxes upon the Company Assets, except for statutory Liens for current Taxes not yet due.

(f) The Company is not a party to any Contract (other than any Contract to which Parent or Parent’s Affiliates are party) relating to the sharing, allocation or indemnification of Taxes (collectively, “Tax Sharing Agreements”) or has any liability for Taxes of any Person (other than members of the affiliated group, within the meaning of Section 1504(a) of the Code, filing consolidated federal income tax returns of which the Company is the common parent) under Treasury Regulation § 1.1502-6, Treasury Regulation § 1.1502-78 or any similar state, local or foreign Laws, as a transferee or successor, or otherwise.

(g) The Company has withheld (or will withhold) from its employees, independent contractors, creditors, stockholders and third parties, and timely paid to the appropriate taxing authority, proper and accurate amounts in all material respects for all periods ending on or before the Closing Date in compliance with all Tax withholding and remitting provisions of applicable Laws. The Company has complied in all material respects with all Tax information reporting provisions under applicable Laws.

(h) The Company has not constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement (or will constitute such a corporation in the two years prior to the Closing Date) or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(i) Any adjustment of Taxes of the Company made by the IRS, which adjustment is required to be reported to the appropriate state, local, or foreign Taxing authorities, has been so reported.

(j) The Company has not executed or entered into a closing agreement under Section 7121 of the Code or any similar provision of state, local or foreign Laws, and the Company is not subject to any private letter ruling of the IRS or comparable ruling of any other taxing authority.

(k) The Company is not, nor has been, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(l) The Company has not entered into any “listed transaction” within the meaning of Treasury Regulation § 1.6011-4(b).

(m) The net operating loss carryforwards of the Company (the “NOLs”), as set forth in Section 3.22(m) of the Company Disclosure Schedule, are not subject to any limitation under Section 382 or 384 of the Code or otherwise. There are no Legal Actions pending or, to the Knowledge of the Company, threatened against, with respect to or in limitation of the NOLs, including any limitations under Sections 382 or 384 of the Code (other than limitations incurred in connection with transactions contemplated by this Agreement).

Section 3.23  Environmental Matters.

(a) Except as would not have a Company Material Adverse Effect, the Company and, to the Knowledge of the Company, its predecessors are and have for the past three years been in compliance with:

(i) all applicable Laws relating to (A) pollution, contamination, protection of the environment, (B) emissions, discharges, disseminations, releases or threatened releases of Hazardous Substances into the air (indoor or outdoor), surface water, groundwater, soil, land surface or subsurface, buildings, facilities, real or personal property or fixtures or (C) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances (collectively, “Environmental Matters”); and

(ii) all applicable Orders relating to Environmental Matters (collectively, “Environmental Laws”).

(b) Except as would not have a Company Material Adverse Effect, to the Knowledge of the Company, there are no past or present conditions or events:

(i) that have required or would reasonably be expected to require the Company to incur any actual or potential cleanup, remediation, removal or other response costs (including the cost of coming into compliance with Environmental Laws), investigation costs (including fees of consultants, counsel and other experts in connection with any environmental investigation, testing, audits or studies), losses, Liabilities, payments, damages (including any actual, punitive or consequential damages (A) under any Environmental Laws, contractual obligations or otherwise or (B) to third parties for personal injury or property damage), civil or criminal fines or penalties, judgments or amounts paid in settlement, in each case arising out of or relating to any Environmental Matters (collectively, “Environmental Costs”); or

(ii) that have formed or, to the Knowledge of the Company, would reasonably be expected to form the basis of any Legal Action against or involving the Company arising out of or relating to any Environmental Matters.

(c) To the Knowledge of the Company, the Company has not received any written notice or other written communication in the past three (3) years: (i) that it is or may be a potentially responsible Person or otherwise liable in connection with any waste disposal site or other location allegedly containing any Hazardous Substances; (ii) of any failure by it to comply with any Environmental Laws or the requirements of any environmental Permits; or (iii) that it is requested or required by any Governmental Entity to perform any investigatory or remedial activity or other action in connection with any actual or alleged release of Hazardous Substances or any other Environmental Matters.

(d) This Section 3.23 contains the sole and exclusive representations and warranties of the Company with respect to Environmental Matters, Environmental Costs, Hazardous Substances or other matters arising under Environmental Laws.

Section 3.24  Intellectual Property.

(a) Except as set forth in Section 3.24(a) of the Company Disclosure Schedule, the Company exclusively owns the Company Intellectual Property owned by Company free and clear of any Liens other than any Liens created in connection with the Credit Facility, the Trademark License of the Test Drive Franchise between the Company and Parent dated November 8, 2007 and the General Intellectual Property and Proprietary Rights (Other than Trademark Rights) between the Company and Parent dated November 8, 2007. Except as set forth in Section 3.24(a) of the Company Disclosure Schedule, the Company has the exclusive right to use the Company Intellectual Property that is exclusively licensed to Company pursuant to valid IP Licenses free and clear of any Liens other than (i) any Permitted Liens and (ii) any licenses that the licensor of such Company Intellectual Property granted to third parties to which the Company does not have any Knowledge.

(b) Except as set forth in Section 3.24(b) of the Company Disclosure Schedule, all Company Intellectual Property owned by the Company (i) is subsisting and (ii) all registrations and applications for Company Intellectual Property owned by the Company have been duly maintained and not abandoned, except for such registrations or applications that the Company has permitted to expire or lapse or has cancelled or abandoned in its reasonable business judgment and subject to the vulnerability of a registration for trademarks to cancellation for lack of use in accordance with applicable laws. Except as set forth in Section 3.24(b) of the Company Disclosure Schedule, to the Knowledge of the Company, all Company Intellectual Property that is exclusively licensed to Company pursuant to valid IP Licenses (i) is subsisting and (ii) all registrations and applications for Company Intellectual Property exclusively licensed to the Company pursuant to valid IP Licenses have been duly maintained and not abandoned, except for such registrations or applications that the licensor has permitted to expire or lapse or has cancelled or abandoned in its reasonable business judgment and subject to the vulnerability of a registration for trademarks to cancellation for lack of use in accordance with applicable laws.

(c) Except for such issuances, registrations or applications that Company has permitted to expire or lapse or has cancelled or abandoned in its reasonable business judgment and subject to the vulnerability of a registration for trademarks to cancellation for lack of use in accordance with applicable laws, Section 3.24(c) of the Company Disclosure Schedule sets forth a correct and complete list of all registrations, issuances, and applications for any Company Intellectual Property as well as, to the Knowledge of the Company, all unregistered Trademarks and Copyrights that are Company Intellectual Property and that are material to the operation of the business as presently conducted, specifying as to each item, as applicable and known at the time of the Effective Date: (i) the nature of the item, including the title; (ii) the owner of the item; (iii) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed; and (iv) the issuance, registration or application numbers and dates. Notwithstanding the foregoing, with respect to Company Intellectual Property, limited in this case only to trademarks and copyrights that are exclusively licensed by the Company, the Company shall provide the information required pursuant to clause (i) through clause (iv) of this Section 3.24(c): (a) within 10 business days of the date of this Agreement; and (b) with respect only to such Company Intellectual Property that is material to the business of the Company and that is exclusively licensed to the Company for the Company’s distribution in the U.S. and Canada only. Further, the Company shall be required to list only such trademarks and copyrights that are set forth on the databases listed in Schedule 3.24(c) and the Company makes no representations as to accuracy or completeness beyond what such database searches disclose.

(d) Section 3.24(d) of the Company Disclosure Schedule sets forth a correct and complete list of all written Contracts, other than any Contracts to which Parent or Parent’s Affiliates are a party, that are material to the business of the Company as presently conducted and under which the Company is a licensor or licensee of the Company Intellectual Property (other than “click-wrap,” “shrink-wrap” licenses or licenses of Public Software) (“IP Licenses”). Except as set forth in Section 3.24(d) of the Company Disclosure Schedule, in the two (2) years prior to the date of this Agreement, the Company has not received any written notice that Company has breached any of the obligations imposed on Company under the IP Licenses and, to the Knowledge of the Company, Company has timely performed all obligations imposed on Company under the IP Licenses.

(e) Except as set forth in Section 3.24(e) of the Company Disclosure Schedule, to the Knowledge of the Company, no present or past employee who developed any part of the Company Intellectual Property that is owned by the Company, owns any rights in or to any such Company Intellectual Property. To the Knowledge of the Company, no employee of the Company is in violation of any term of any employment agreement, confidentiality agreement, or patent or invention disclosure agreement between such employee and the Company.

(f) To the Knowledge of Company, no former employer or client of any employee of the Company has made a written claim against the Company in the two (2) years prior to the date of this Agreement that the Company Intellectual Property owned by the Company infringes such employer’s Intellectual Property.

(g) Except to the extent caused by the acts or omissions of Parent or its Affiliates (other than the Company) or their agents, representatives or contractors and except as set forth in Section 3.24(g) of the Company Disclosure Schedule, the operation of the business of the Company as presently conducted does not infringe or misappropriate any Intellectual Property rights of any Person or constitute unfair competition or unfair trade practices under the law of any jurisdiction and the Company has not received written notice from any Person claiming that such operation infringes or misappropriates any Intellectual Property of any Person or constitutes unfair competition or unfair trade practices under the law of any jurisdiction.

(h) Except as set forth in Section 3.24(h) of the Company Disclosure Schedule, to the Knowledge of the Company, no Person is infringing upon or otherwise violating the Company Intellectual Property.

(i) Except as set forth and quantified in Section 3.24(i) of the Company Disclosure Schedule, the Company is not a party to any IP License requiring the payment of royalties, honoraria, fees, or other payments in an amount that is equal to or greater than ten thousand United States dollars (US$10,000) payable by the Company to any Person in consideration for the Company’s ownership, use, license, sale, disposition and/or other exploitation of any Company Intellectual Property other than royalties, honoraria, fees or other payments that have already been paid.

(j) Except to the extent such products were developed by Parent or its Affiliates (other than the Company) or their agents, representatives or contractors, Section 3.24(j) of the Company Disclosure Schedule, to the Knowledge of the Company, lists all products developed and currently owned by the Company and initially released in the two (2) years prior to the date of this Agreement that have Public Software embedded in them. Further, Section 3.24(j) of the Company Disclosure Schedule describes the manner in which such Public Software is used (such description shall include whether (and, if so, how) the Public Software was modified and/or distributed by the Company). Company has not received any written notice that Company has breached any of the obligations imposed on Company under the licenses for such Public Software.

Section 3.25  Privacy Policy.  A true and complete copy of the Company’s privacy policy (a “Privacy Policy”) regarding the collection and use of information from website visitors or other parties (“Customer Information”), is available on the Company’s website. The Company has not collected or used any Customer Information in violation of the Privacy Policy or, to the Company’s Knowledge, applicable Laws.

Section 3.26  Real Property.  The Company owns no real property. All material real property leased by the Company is disclosed in the Company SEC Reports. The Company has a valid and enforceable leasehold interest in, all real property (including all buildings, fixtures and other improvements) used or held for use by it, except as would not have a Company Material Adverse Effect. The Company’s leasehold interest in any such real property is not subject to any Liens, except for Permitted Liens and any Liens that would not have a Company Material Adverse Effect.

Section 3.27  Permits; Compliance with Laws.

(a) The Company is in possession of all Permits necessary for it to own, lease and operate its properties and assets or to carry on its business as it is now being conducted (collectively, the “Company Permits”), and all such Company Permits are in full force and effect, except as would not have a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or, to the Company’s Knowledge, threatened, and no such suspension or cancellation will result from the transactions contemplated by this Agreement, except as would not have a Company Material Adverse Effect.

(b) The Company is not, and has not been during the prior three (3) years, in conflict with, or in default or violation of, (i) any Laws applicable to the Company or by which any of the Company Assets is bound or (ii) any Company Permits except for such conflicts, defaults or violations as would not have a Company Material Adverse Effect.

Section 3.28  Personal Property.  The Company has good and marketable title to, or a valid and enforceable leasehold interest in, all personal Company Assets owned, used or held for use by them, except as would not have a Company Material Adverse Effect. The Company’s ownership of or leasehold interest in any such personal Company Assets is not subject to any Liens, except for as set forth on Section 3.28 of the Company Disclosure Schedule and for Permitted Liens and Liens that would not have a Company Material Adverse Effect.

Section 3.29  Insurance.  Section 3.29 of the Company Disclosure Schedule sets forth a complete list of all insurance policies owned or held by the Company. The Company maintains policies or binders of insurance covering risks and events and in amounts adequate for its business and operations and customary in the industry in which it operates. Except as set forth in Section 3.29 of the Company Disclosure Schedule, such policies will not terminate as a result of the consummation of the transactions contemplated by this Agreement.

Section 3.30  Takeover Statutes.  The Company Board has taken all necessary action to ensure that the restrictions on business combinations contained in Section 203 of the DGCL will not apply to this Agreement, the Merger or the other transactions contemplated by this Agreement, including by approving this Agreement, the Merger and the other transactions contemplated by this Agreement. To the Knowledge of the Company, no other “fair price,” “moratorium,” “control share acquisition” or other similar state anti-takeover laws (“Takeover Statutes”) apply or purport to apply to this Agreement, the Merger or any of the other transactions contemplated by this Agreement.

Section 3.31  Opinion of Financial Advisor.  Duff & Phelps LLC (the “Company Financial Advisor”) has delivered to the Special Committee and the Company Board its written opinion to the effect that, as of the date of this Agreement, the Merger Consideration is fair to the stockholders of the Company (other than Parent and its Affiliates) from a financial point of view. The Company has made available to Parent a complete and correct copy of such opinion. The Company has obtained the authorization of the Company Financial Advisor to include a copy of such opinion in the Company Proxy Statement and the Schedule 13E-3.

Section 3.32  Brokers and Finders.  No broker, finder or investment banker other than the Company Financial Advisor is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has made available to Parent a correct and complete copy of all agreements between the Company and the Company Financial Advisor under which the Company Financial Advisor would be entitled to any payment relating to the Merger or such other transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to the Company that:

Section 4.1  Organization and Power.  Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Parent and Merger Sub has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.

Section 4.2  Corporate Authorization.  Each of Parent and Merger Sub has all necessary corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The board of directors of Parent has unanimously adopted resolutions approving this Agreement and the transactions contemplated by this Agreement. The board of directors of Merger Sub has unanimously adopted resolutions approving and declaring advisable this Agreement and the transactions contemplated by this Agreement. The execution and delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub.

Section 4.3  Enforceability.  This Agreement has been duly executed and delivered by each of Parent and Merger Sub and constitutes a legal, valid and binding agreement of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Law affecting or relating to creditors’ rights generally and the availability of specific performance or injunctive relief and other equitable remedies.

Section 4.4  Capital Resources.  Parent has, and will have at the Effective Time, sufficient cash, or committed funds capable of being used, to pay the full amount of the Merger Consideration.

ARTICLE V

COVENANTS

Section 5.1  Conduct of Business of the Company.  Except as contemplated by this Agreement, (i) the officers and employees of the Company shall conduct the Company’s operations in the ordinary course of business consistent with past practice; (ii) the Company shall use commercially reasonable efforts to make all required filings under the Exchange Act in compliance with all applicable requirements and deadlines, including but not limited to the filing of its Annual Report on Form 10-K for the Company’s fiscal year ended March 31, 2008; (iii) the Company shall use commercially reasonable efforts to maintain and preserve intact its business organization, to retain the services of its current officers and key employees, and to preserve the good will of its customers, suppliers and other Persons with whom it has business relationships; (iv) the Company shall use commercially reasonable efforts to comply with the financial and operating performance covenants set forth in the Credit Facility and the New Financing Facility; and (v) the Company shall act in the ordinary course consistent with past practice with respect to its rights and obligations under the Atari Trademark License. Without limiting the generality of the foregoing, and except as otherwise contemplated by this Agreement or set forth in Section 5.1 of the Company Disclosure Schedule, the Company shall not take any of the following actions, without the prior written consent of Parent:

(a) Organization Documents.  Amend any of the Company Organizational Documents;

(b) Dividends.  Except as set forth in Section 5.1(b) of the Company Disclosure Schedule, make, declare or pay any dividend or distribution on any shares of its capital stock;

(c) Capital Stock.  (i) Adjust, split, combine or reclassify its capital stock, (ii) redeem, purchase or otherwise acquire, directly or indirectly, any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock, (iii) grant any Person any right or option to acquire any shares of its capital stock, (iv) issue, deliver or sell any additional shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock or such securities (other than pursuant to the exercise of the Company Stock Options that are outstanding as of the date of this Agreement) or (v) enter into any Contract, understanding or arrangement with respect to the sale, voting, registration or repurchase of its capital stock;

(d) Compensation and Benefits.  Except as required by the existing agreements set forth in Section 5.1(d) of the Company Disclosure Schedule, (i) increase the compensation or benefits payable or to become payable to any of its directors, executive officers or employees, (ii) pay any compensation or benefits not required by any existing plan or arrangement (including the granting of stock options, stock appreciation rights, shares of restricted stock or performance units) to its directors, officers or employees, (iii) grant any severance or termination pay to any of its directors, officers or employees (except pursuant to existing agreements, plans or policies), (iv) enter into any new employment or severance agreement with any of its directors, officers or employees, (v) establish, adopt, enter into, amend or take any action to accelerate rights under any Company Benefit Plans, except in each case (A) to the extent required by applicable Laws or (B) pursuant to existing collective bargaining agreements, or (vi) extend offers of employment or hire any employees not employed by the Company on the date of this Agreement;

(e) Contracts.  (i) Enter into any material Contract, other than in the ordinary course of business, (ii) enter into any Contract that would limit or otherwise restrict the Company or any successor, or that would, after the Effective Time, limit or otherwise restrict Parent or any of its Subsidiaries or any of their successors, from engaging or competing in any line of business or in any geographic area, or (iii) terminate, cancel or request any material change in any Company Material Contract;

(f) Consultants.  Except as set forth in Section 5.1(f) of the Company Disclosure Schedule, engage any consultants or advisors, or pay or agree to pay an amount in excess of US$100,000, individually or in the in aggregate, to consultants or advisors not engaged by the Company on or prior to the date of this Agreement;

(g) Accounting.  Change its accounting policies or procedures, other than as required by GAAP;

(h) Legal Actions.  Waive, release, assign, settle or compromise any material Legal Actions;

(i) Intellectual Property.  Take any action or omit to take any action that causes any Key Company Intellectual Property Assets to become invalidated, abandoned, dedicated to the public domain and/or that materially impairs the ability to exploit any Key Company Intellectual Property Assets;

(j) Accounts Receivables.  Take any action

(i) to sell, factor or otherwise transfer the Company’s accounts receivables; or

(ii) to conduct collections other than in the ordinary course, consistent with past practice;

(k) Subsidiaries.  Form any new Subsidiary or cause any existing Subsidiary to enter into any transaction of any kind or otherwise engage in any activities.

(l) Related Actions.  Authorize, propose, commit or agree to do any of the foregoing.

Section 5.2  Other Actions.  Parent, in the case of conditions specified in Section 6.2 (“Parent Conditions”), and the Company, in the case of conditions specified in Section 6.1 or Section 6.3 (“Company Conditions”), shall not and shall not cause any of their respective Subsidiaries to, take any action that could reasonably be expected to result in the respectively identified conditions to the Merger not being satisfied or satisfaction of those conditions being delayed, except, in the case of the Company, to the extent the Company Board of directors withdraws, modifies or amends the Company Board Recommendation in accordance with Section 5.4(d).

Section 5.3  Access to Information; Confidentiality.

(a) The Company shall, and shall cause its Subsidiaries, to: (i) provide to Parent and its Representatives access at reasonable times upon prior notice to the officers, employees, agents, properties, books and records of the Company and its Subsidiaries; and (ii) furnish promptly such information concerning the Company and its Subsidiaries as Parent or its Representatives may reasonably request. No investigation conducted under this Section 5.3(a), however, will affect or be deemed to modify any representation or warranty made in this Agreement.

(b) Parent and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, dated January 11, 2008 (the “Confidentiality Agreement”), between Parent and the Company with respect to the information disclosed under this Section 5.3.

Section 5.4  No Solicitation.

(a) From the date of this Agreement until the Effective Time, except as specifically permitted in Section 5.4(d), the Company shall not, and shall cause each of its Subsidiaries and Representatives not to, directly or indirectly:

(i) solicit, initiate, facilitate or knowingly encourage any inquiries, offers or proposals relating to a Takeover Proposal;

(ii) engage in discussions or negotiations with, or furnish or disclose any non-public information relating to the Company or any of its Subsidiaries to, any Person that has made or indicated an intention to make a Takeover Proposal;

(iii) withdraw, modify or amend the Company Board Recommendation in any manner adverse to Parent;

(iv) approve, endorse or recommend any Takeover Proposal;

(v) enter into any agreement in principle, arrangement, understanding or Contract with respect to a Takeover Proposal; or

(vi) propose to do any of the foregoing or take any other action inconsistent with the obligations of the Company under this Section 5.4.

(b) The Company shall, and shall cause each of its Representatives to, immediately cease any existing solicitations, discussions or negotiations with any Person that has made or indicated an intention to make a Takeover Proposal. The Company shall promptly request that each Person who has executed a confidentiality agreement with the Company in connection with that Person’s consideration of a Takeover Proposal return or destroy all non-public information furnished to that Person by or on behalf of the Company. The Company shall promptly inform its Representatives of the Company’s obligations under this Section 5.4. The Company agrees that any violation of the provisions of this Section 5.4 by any Representative of the Company or any of its Subsidiaries at the direction or with the consent of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 5.4 by the Company.

(c) The Company shall notify Parent promptly upon receipt of (i) any Takeover Proposal or any written notice that any Person is considering making any Takeover Proposal or (ii) any request for non-public information relating to the Company or any of its Subsidiaries. The Company shall provide Parent promptly with the identity of such Person and a copy of such Takeover Proposal, indication or request (or, where no such copy is available, a description of such Takeover Proposal). The Company shall keep Parent fully informed on a current basis of the status and details of any such Takeover Proposal, indication or request, and any related communications to or by the Company or its Representatives.

(d) Subject to the Company’s compliance with the provisions of this Section 5.4, but only until the Company Stockholders Meeting is held, including any postponement or adjournment thereof, the Company and the Company Board shall be permitted to:

(i) engage in discussions or negotiations with a Person who has made a bona fide, written and unsolicited Takeover Proposal if the Company Board determines in good faith that such Takeover Proposal, if accepted, is reasonably likely to result in a Superior Proposal, but only so long as the Company Board has (A) determined, after consultation with outside legal counsel and financial advisors, that such Takeover Proposal is reasonably likely to lead to a Superior Proposal and (B) determined, after consultation with outside legal counsel, that the failure to take such action could constitute a breach of its fiduciary obligations to the stockholders of the Company under applicable Laws; and

(ii) furnish or disclose any non-public information relating to the Company or any of its Subsidiaries to a Person who has made a bona fide, written and unsolicited Takeover Proposal if the Company Board determines in good faith that such Takeover Proposal is reasonably likely to result in a Superior Proposal, but only so long as the Company (A) has caused such Person to enter into a confidentiality agreement with the Company on terms and conditions substantially the same as those contained in the Confidentiality Agreement and (B) concurrently discloses the same such non-public information to Parent.

(e) Notwithstanding anything herein to the contrary:

(i) Prior to the Company Stockholders Meeting, the Company Board may withdraw, modify or amend the Company Board Recommendation in a manner adverse to Parent, if the Company Board has (A) determined in good faith, after consultation with outside legal counsel, that failure to take such action could constitute a breach of its fiduciary obligations to the stockholders of the Company under applicable Laws and (B) provided Parent with at least three (3) Business Days’ prior written notice of its intention to take such action (a “Change of Recommendation”). If the Change of Recommendation is due to the existence of a Superior Proposal (a “Superior Proposal Change of Recommendation”), the Company Board shall not make such a Superior Proposal Change of Recommendation unless the Company Board has given Parent written notice of its intention to take this action at least five (5) Business Days prior to its taking this action (it being understood that this intention or notice or the disclosure of either will not constitute a Superior Proposal Change of Recommendation entitling Parent or the Company Board, as applicable, to terminate this Agreement pursuant to Section 7.2(c)). At any time, Parent may propose to the Company Board revisions to the terms of the transactions contemplated by this Agreement, and the Company Board and its Representatives will, if requested by Parent, negotiate in good faith with Parent and its Representatives regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Parent. The Company Board may make a Superior Proposal Change of Recommendation in the case of a Takeover Proposal that was a Superior Proposal only if it continues to be a Superior Proposal in light of any revisions to the terms of the transaction contemplated by this Agreement that Parent has proposed prior to the Company Board making such Superior Proposal Change of Recommendation.

(ii) The Special Committee of the Company shall be permitted to (i) disclose to the stockholders of the Company a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act and (ii) make such other public disclosure that it determines in good faith, after consultation with outside legal counsel, is required under applicable Laws.

Section 5.5  Notices of Certain Events.

(a) The Company shall notify Parent promptly of (i) any communication from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the transactions contemplated by this Agreement, (ii) any communication from any Governmental Entity in connection with the transactions contemplated by this Agreement, or (iii) any material Legal Actions commenced against or, to the Knowledge of the Company, threatened against or otherwise affecting the Company or any of its Subsidiaries.

(b) Parent shall notify the Company promptly of (i) any communication from any Person alleging that the consent of such Person (or other Person) is or may be required in connection with the transactions contemplated by this Agreement, or (ii) any communication from any Governmental Entity in connection with the transactions contemplated by this Agreement.

Section 5.6  Company Proxy Statement and Other SEC Filings.

(a) The Company shall prepare, promptly as reasonably practicable after the date of this Agreement, a draft of the Company Proxy Statement. The Company shall provide Parent with a reasonable opportunity to review and comment on such draft, and once such draft is in a form reasonably acceptable to each of Parent and the Company, the Company shall file the Company Proxy Statement with the SEC.

(b) The Company and Parent shall prepare and file with the SEC, a joint Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) as promptly as reasonably practicable after the date of this Agreement.

(c) Each party hereto shall, and shall cause their respective counsel, accountants and others advisors to, use reasonable best efforts to cooperate with each other in connection with the preparation and filing of the Company Proxy Statement and the Schedule 13E-3.

(d) The Company shall use its reasonable best efforts to (i) respond to any comments on the Company Proxy Statement or requests for additional information from the SEC as soon as practicable after receipt of any such comments or requests, and (ii) cause the Company Proxy Statement to be mailed to the stockholders of the Company as promptly as practicable after the Company Proxy Statement is cleared by the SEC.

(e) Each party shall use its reasonable best efforts to (i) respond to any comments on the Schedule 13E-3 or requests for additional information from the SEC as soon as practicable after receipt of any such comments or requests, and (ii) cause the Schedule 13E-3 to be cleared by the SEC.

(f) Each party shall promptly (A) notify the other party upon the receipt of any such comments or requests and (B) provide the other party with copies of all correspondence between the party and its Representatives, on the one hand, and the SEC and its staff, on the other hand, with respect to the Company Proxy Statement or Schedule 13E-3. Prior to responding to any such comments or requests, filing the Company Proxy Statement or Schedule 13E-3, or in the case of the Company, the mailing of the Company Proxy Statement, each party (x) shall provide the other party with a reasonable opportunity to review and comment on any drafts of the Company Proxy Statement and related correspondence and filings or Schedule 13E-3 and (y) shall include in such drafts, correspondence and filings all comments reasonably proposed by the other party.

(g) The Company Proxy Statement shall include the Company Board Recommendation unless the Company Board has withdrawn, modified or amended the Company Board Recommendation in accordance with Section 5.4(e).

(h) For purposes of this Section 5.6, if the Company or Parent, as applicable, believes in good faith that the other party has not timely performed its obligations under this Section 5.6, the Company or Parent, as applicable, shall notify the other party of such event, specifying in reasonable detail that the other party has failed to timely comply with its obligations. Upon receipt of such notice, the other party shall have ten (10) days after the receipt of such notice either to perform such obligations or to dispute the allegations set forth in such notice.

Section 5.7  Company Stockholders Meeting.

(a) The Company shall call and hold the Company Stockholders Meeting for the sole purpose of voting on adoption of this Agreement as promptly as practicable, in compliance with applicable law, after the Company Proxy Statement and Schedule 13E-3 are cleared by the SEC.

(b) Subject to Section 5.4(d) and (e), the Company shall (a) use its reasonable best efforts to solicit or cause to be solicited from its stockholders proxies in favor of adoption of this Agreement and (b) take all other action necessary or advisable to secure the Requisite Company Vote.

(c) Parent agrees that neither it nor any of its Subsidiaries will take any action to act by written consent or otherwise to obtain the Requisite Company Vote other than at the Company Stockholder Meeting called for that purpose pursuant to the provisions of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, unless the Company has terminated this Agreement pursuant to Section 7.2(c), the Company shall submit the proposal for adoption of this Agreement to its stockholders at the Company Stockholders Meeting for the purpose of acting upon such proposal whether or not the Company Board withdraws, modifies or amends the Company Board Recommendation.

Section 5.8  Directors’ and Officers’ Indemnification and Insurance.

(a) All rights to indemnification now existing in favor of each present and former director or officer of the Company or any of its Subsidiaries (the “Indemnified Parties”) as provided in the Company Organizational Documents, in agreements between an Indemnified Party and the Company or one of its Subsidiaries or otherwise in effect on the date of this Agreement or provided under Delaware Law from time to time shall survive the Merger and shall continue in full force and effect for a period of not less than six years after the Effective Time, and Parent and Surviving Corporation shall be jointly and severally responsible for fulfilling all such indemnification obligations to the Indemnified Parties.

(b) After the Effective Time, the Surviving Corporation shall, and if the Surviving Corporation is unable to, Parent shall, maintain in effect the “tail” insurance policy provided with the Company’s current directors’ and officers’ liability insurance and fiduciary liability insurance, which automatically will become effective as of the Effective Time.

(c) This Section 5.8 shall survive the consummation of the Merger and is intended to be for the benefit of, and shall be enforceable by, present or former directors or officers of the Company or its Subsidiaries, their respective heirs and personal representatives, and shall be binding on the Surviving Corporation, Parent and their respective successors and assigns. In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, (ii) transfers or conveys all or substantially all its properties and assets to any person (including by dissolution) or (iii) is unable to fund any indemnification obligation in excess of the benefits payable pursuant to the directors’ and officers liability insurance provided pursuant to Section 5.8(b), then, and in each such case, Parent shall cause proper provision to be made so that either Parent or such successors and assigns of the Surviving Corporation assumes and honors the obligations set forth in this Section 5.8.

Section 5.9  Commercially Reasonable Efforts.  Upon the terms and subject to the conditions set forth in this Agreement and in accordance with applicable Laws, each of the parties to this Agreement shall use its reasonable commercial efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that the conditions set forth in ARTICLE VI are satisfied and to consummate the transactions contemplated by this Agreement as promptly as practicable.

Section 5.10  Consents; Filings; Further Action.

(a) Upon the terms and subject to the conditions of this Agreement and in accordance with applicable Laws, each of Parent and the Company shall (i) use its reasonable commercial efforts to obtain any consents, approvals or other authorizations, and make any filings and notifications required in connection with the transactions contemplated by this Agreement and (ii) thereafter make any other submissions either required or deemed appropriate by either Parent or the Company, in connection with the transactions contemplated by this Agreement under (A) the Securities Act and the Exchange Act, (B) the DGCL, (C) any other applicable Laws and (D) the rules and regulations of the NASDAQ Global Market and Euronext Paris. Parent and the Company shall cooperate and consult with each other in connection with the making of all such filings and notifications, including by providing copies of all relevant documents to the non-filing party and its advisors prior to filing. Neither Parent nor the Company shall file any such document if the other party has reasonably objected to the filing of such document. Neither Parent nor the Company shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Entity without the consent of the other party, which consent shall not be unreasonably withheld.

(b) Each of Parent and the Company shall promptly inform the other party upon receipt of any communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement. If Parent or the Company (or any of their respective Affiliates) receives a request for information from any Governmental Entity that is related to the transactions contemplated by this Agreement, then such party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response to such request. Parent shall advise the Company promptly of any understandings, undertakings or agreements (oral or written) that Parent proposes to make or enter into with any Governmental Entity in connection with the transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, Parent shall use its reasonable commercial efforts to resolve any objections that may be asserted with respect to the transactions contemplated by this Agreement under any antitrust, competition or trade regulatory Laws.

(c) Notwithstanding the foregoing, nothing in this Section 5.10 shall require, or be construed to require, Parent to agree to (i) sell, hold separate, divest, discontinue or limit, before or after the Effective Time, any assets, businesses or interest in any assets or businesses of Parent, the Company or any of their respective Affiliates or (ii) any conditions relating to, or changes or restriction in, the operations of any such assets or businesses which, in either case, could reasonably be expected to (x) result in a Parent Material Adverse Effect or a Company Material Adverse Effect or (y) materially and adversely impact the economic or business benefits to Parent of the transactions contemplated by this Agreement.

Section 5.11  Public Announcements.  Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements about this Agreement or any of the transactions contemplated by this Agreement. Neither Parent nor the Company shall issue any such press release or make any such public statement prior to such consultation, except to the extent required to fulfill the fiduciary duties of the Company Board or the Special Committee, by applicable Laws or the requirements of the NASDAQ Global Market, in which case that party shall use its reasonable best efforts to consult with the other party before issuing any such release or making any such public statement.

Section 5.12  Stock Exchange De-listing.  Parent and the Company shall use their reasonable best efforts to cause the Company Common Stock to be de-listed from the NASDAQ Global Market and de-registered under the Exchange Act promptly following the Effective Time.

Section 5.13  Fees, Costs and Expenses.  Whether or not the Merger is consummated, all expenses (including those payable to Representatives) incurred by any party to this Agreement or on its behalf in connection with this Agreement and the transactions contemplated by this Agreement (“Expenses”) shall be paid by the party incurring those Expenses, except (a) that Expenses incurred in connection with the filing, printing and mailing of the Company Proxy Statement and the filing of the Schedule 13E-3 shall be shared equally by Parent and the Company, (b) any Expenses incurred (in the reasonable estimate of the Company) in connection with the termination of the Company Option Plans and the tender and cancellation of Company Stock Options, shall be paid by the Parent; provided that any expenditures in excess of aggregate expenditures of $50,000 shall require the prior approval of Parent, and (c) as otherwise provided in Section 7.6.

Section 5.14  Takeover Statutes.  If any Takeover Statute is or becomes applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement, each of Parent and the Company and their respective boards of directors shall (a) take all necessary action to ensure that such transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement and (b) otherwise act to eliminate or minimize the effects of such Takeover Statute.

Section 5.15  Defense of Litigation.  The Company shall not settle or offer to settle any Legal Action against the Company, any of its Subsidiaries or any of their respective directors or officers by any stockholder of the Company arising out of or relating to this Agreement or the transactions contemplated by this Agreement without the prior written consent of Parent. The Company shall not cooperate with any Person that may seek to restrain, enjoin, prohibit or otherwise oppose the transactions contemplated by this Agreement, and the Company shall cooperate with Parent and Merger Sub in resisting any such effort to restrain, enjoin, prohibit or otherwise oppose such transactions.

Section 5.16  Tax Matters.  During the period from the date of this Agreement to the Effective Time, the Company and its Subsidiaries shall:

(a) prepare and timely file all Tax Returns required to be filed by them on or before the Closing Date after taking into account any permitted extensions (“Post-Signing Returns”) in a manner consistent with past practice, except as otherwise required by applicable Laws;

(b) consult with Parent with respect to all Post-Signing Returns and deliver drafts of such Post-Signing Returns to Parent no later than ten Business Days prior to the date on which such Post-Signing Returns are required to be filed;

(c) fully and timely pay all Taxes due and payable in respect of such Post-Signing Returns that are so filed;

(d) promptly notify Parent of any material Legal Action or audit pending or threatened against the Company or any of its Subsidiaries in respect of any Tax matter, and not settle or compromise any such Legal Action or audit without Parent’s prior written consent, which shall not be unreasonably withheld;

(e) not make or revoke any material Tax election or adopt or change a Tax accounting method without Parent’s prior written consent; and

(f) terminate all Tax Sharing Agreements (other than any such agreements of which the sole parties are the Company and/or Subsidiaries of the Company) to which the Company or any of its Subsidiaries is a party.

Section 5.17  Maintenance and Prosecution of Intellectual Property.

(a) The Company shall take all commercially reasonable actions to protect and maintain the Company Intellectual Property, including (i) prosecuting all pending applications for Patents or Trademarks or registration of Copyrights and (ii) maintaining each Patent, Trademark and Copyright registrations and applications owned by the Company, except for such applications or registrations that the Company has permitted to expire or has cancelled or abandoned in its reasonable business judgment and subject to the vulnerability of a registration for Trademarks to cancellation for lack of use in accordance with applicable laws.

(b) The Company shall promptly notify Parent, (i) upon receiving notice of any adverse determination or development (including the institution of, or any such determination or development in, any proceeding in the U.S. Patent and Trademark Office (the “USPTO”) or the U.S. Copyright Office (the “Copyright Office”) or equivalent office in any foreign jurisdiction, any court or tribunal in the United States or any political sub-division thereof, or any court or tribunal in any foreign jurisdiction), other than non-final determinations of the USPTO or the Copyright Office, regarding its ownership and/or use of any Company Intellectual Property, and/or (ii) upon receiving any Legal Actions from any Person that the Company Intellectual Property infringes or misappropriates any Intellectual Property of any Person.

(c) The Company shall promptly notify Parent of any material infringement of any Company Intellectual Property by a third party of which the Company has Knowledge and shall consult with Parent regarding the actions to take to protect such Company Intellectual Property.

Section 5.18  Performance of Restructuring Plan.  The Company and its Subsidiaries shall continue to implement the restructuring plan, as attached as Appendix A, consistent with its terms, timing and scope.

ARTICLE VI

CONDITIONS

Section 6.1  Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to this Agreement to effect the Merger is subject to this Agreement having been duly adopted by the Requisite Company Vote.

Section 6.2  Conditions to Obligations of Parent and Merger Sub.  The obligations of each of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties.  (i) Each representation or warranty of the Company contained in Section 3.9 shall be true and correct in all respects in each case at the date of this Agreement and on and as of the Closing Date, (ii) the remaining representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects, without regard to any “materiality”, “in all material respects” or “Company Material Adverse Effect” qualifications contained in them, as of the Closing Date as though made on and as of such date and time (except for representations and warranties expressly made as of a specified date, the accuracy of which shall be determined as of that specified date), unless the failure or failures of any such representations and warranties to be so true and correct in all respects would not have a Company Material Adverse Effect.

(b) Performance of Obligations.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Company Material Adverse Effect.  Since the date of this Agreement, there shall have been no Company Material Adverse Effect, whether or not as a result of the announcement or consummation of the Merger.

(d) No Impairment of Key Company Intellectual Property Assets.  None of the Key Company Intellectual Property Assets shall have been impaired or otherwise compromised by any Lien or Legal Actions and the Company shall not have granted any Person any exclusive license and/or other exclusive right in or to any Key Company Intellectual Property Asset(s), in each case, whether or not as a result of the announcement or consummation of the Merger.

(e) No Breach of Specified Company Material Contracts.  The Company shall not be in breach of any Company Material Contracts set forth on Schedule 6.2(e) of the Disclosure Schedule, whether or not as a result of the announcement or consummation of the Merger; notwithstanding the foregoing, it shall not be a failure of the condition specified in this Section 6.2(e) if the Company has breached or been notified of a breach by it of the New Financing Facility unless and until the lender under the Credit Facility has declared a default under the Credit Facility and accelerated the Company’s obligations thereunder.

(f) Consents, Approval and Authorizations.  The Company shall have obtained the consent, approval or other authorization of each Person specified in Section 6.2(f) of the Company Disclosure Schedule (other than the filing of the Certificate of Merger with the Secretary of State of the State of Delaware).

(g) Director Resignations.  Parent shall have received written resignation letters from each of the members of the Company Board and each of its Subsidiaries effective as of the Effective Time.

(h) Dissenting Shares.  Less than 15% of the number of shares of Company Common Stock outstanding prior to the Effective Time shall have validly exercised appraisal rights pursuant to Section 262(d) of the DGCL.

(i) No Injunctions or Restraints.  No Governmental Entity shall have enacted any Laws or Orders (whether temporary, preliminary or permanent) that restrain, enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated by this Agreement.

(j) Financing Default.  The lender under the Credit Facility shall not have declared a default and accelerated the Company’s obligations thereunder.

(k) Bankruptcy.

(i) Neither the Company nor any of its subsidiaries shall have taken any of the following actions pursuant to or within the meaning of any Bankruptcy Law (each a “Bankruptcy Event”):

(1) Commenced a voluntary case;

(2) Consented to the entry of an order for relief against it in an involuntary case;

(3) Consented to the appointment of a Custodian of it or for any substantial part of its property;

(4) Made a general assignment for the benefit of its creditors; or

(5) Taken any comparable action under any foreign laws relating to insolvency.

(ii) No court of competent jurisdiction shall have entered an order or decree under any Bankruptcy Law that:

(1) Is for relief against the Company or any of its subsidiaries in an involuntary case;

(2) Appoints a Custodian of the Company or any of its subsidiaries or for any substantial part of its property; or

(3) Orders the winding up or liquidation of the Company or any of its subsidiaries.

(iii) No involuntary petition shall have been filed against Company or any of its subsidiaries pursuant to or within the meaning of any Bankruptcy Law, which has not been dismissed or withdrawn.

(l) Officer’s Certificate.  Parent shall have received a certificate, signed by the chief executive officer or chief financial officer of the Company, certifying as to the matters set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(f).

Section 6.3  Conditions to Obligation of the Company.  The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties.  The representations and warranties of Parent set forth in this Agreement shall be true and correct in all respects, without regard to any “materiality”, “in all material respects” or “Parent Material Adverse Effect” qualifications contained in them, as of the Closing Date as though made on and as of such date and time (except for representations and warranties expressly made as of a specified date, the accuracy of which shall be determined as of that specified date), unless the failure or failures of any such representations and warranties to be so true and correct in all respects would not have a Parent Material Adverse Effect.

(b) Performance of Obligations.  Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officer’s Certificate.  The Company shall have received a certificate, signed by a senior executive officer of Parent, certifying as to the matters set forth in Section 6.3(a) and Section 6.3(b).

Section 6.4  Frustration of Closing Conditions.  None of the parties to this Agreement may rely on the failure of any condition set forth in this ARTICLE VI to be satisfied if such failure was caused by such party’s failure to use commercially reasonable efforts to consummate the Merger and the other transactions contemplated by this Agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1  Termination by Mutual Consent.  This Agreement may be terminated at any time prior to the Effective Time by mutual written consent of Parent and the Company (through action by, or with the approval of, the Special Committee).

Section 7.2  Termination by Either Parent or the Company.  This Agreement may be terminated by either Parent or the Company (through action by, or with the approval of the Special Committee) at any time prior to the Effective Time:

(a) if the Merger has not been consummated by August 31, 2008 (the “Outside Date”), except that (i) the right to terminate this Agreement under this clause (a) shall not be available to any party to this Agreement whose failure to fulfill any of its obligations has been a principal cause of, or resulted in, the failure to consummate the Merger by such date; (ii) if the SEC has reviewed the Company Proxy Statement and the Company Stockholders Meeting has not been held by August 31, 2008, then either party may by notice to the other party extend the Outside Date to the earlier of ten (10) days after the date on which the Company Stockholders Meeting is scheduled to be held or October 31, 2008; and (iii) if, after August 31, 2008 but prior to October 31, 2008, any Governmental Entity shall have entered an Order that has the effect of enjoining the consummation of the Merger and any party to this Agreement shall have commenced an appeal thereof, this Agreement and the Outside Date may be extended by written notice of either Parent or the Company to the other party to the date that is 30 days following the issuance of a decision by the applicable appeals court with respect to such an appeal, but in no event beyond October 31, 2008;

(b) if this Agreement has been submitted to the stockholders of the Company for adoption at a duly convened Company Stockholders Meeting (or adjournment or postponement thereof) and the Requisite Company Vote is not obtained;

(c) if (i) the Company Board makes or issues a Superior Proposal Change of Recommendation, (ii) the Company enters into an agreement in principle, arrangement, understanding or a Contract relating to a Superior Proposal or (iii) the Company or the Company Board publicly announces its intention to do either of the foregoing;

(d) if any Law is enacted that prohibits consummation of the Merger; or

(e) if any Order restrains, enjoins or otherwise prohibits consummation of the Merger, and such Order has become final and nonappealable.

Section 7.3  Termination by Parent.  This Agreement may be terminated by Parent at any time prior to the Effective Time:

(a) if the Company Board withdraws, modifies or amends the Company Board Recommendation in any manner adverse to Parent;

(b) if (i) a tender offer or exchange offer for any outstanding shares of capital stock of the Company is commenced and the Company Board fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) within ten Business Days after commencement, or (ii) the Company or Company Board publicly announces its intention to not do so;

(c) if the Company Board exempts any Person other than Parent or any of its Affiliates from the provisions of Section 203 of the DGCL;

(d) if the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 6.2(a) through Section 6.2(c) and (ii) has not been cured by the Company within 20 Business Days after the Company’s receipt of written notice of such breach from Parent; provided, however, that Parent shall not have the right to terminate this Agreement if the Company has breached or been notified of a breach by it of the New Financing Facility unless and until the lender under the Credit Facility has declared a default under the Credit Facility and accelerated the Company’s obligations thereunder;

(e) if a Company Material Adverse Effect occurs;

(f) if one or more Key Company Intellectual Property Assets become materially impaired as a result of one or more acts and/or omissions of Company;

(g) if the lender under the Credit Facility shall have declared a default and accelerated the obligations thereunder; or

(h) a Company Bankruptcy Event occurs.

Section 7.4  Termination by the Company.  This Agreement may be terminated by the Company (through action by or with the approval of the Special Committee) at any time prior to the Effective Time if Parent breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) has not been cured by Parent within 20 Business Days after Parent’s receipt of written notice of such breach from the Company.

Section 7.5  Effect of Termination.  If this Agreement is terminated pursuant to this ARTICLE VII, it shall become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any stockholder, director, officer, employee, agent or representative of such party), except that if such termination results from the willful (a) failure of any party to perform its obligations or (b) breach by any party of its representations or warranties contained in this Agreement, then such party shall be fully liable for any Liabilities incurred or suffered by the other parties as a result of such failure or breach. The provisions of Section 5.13, Section 7.5 and Section 7.6 and ARTICLE VIII shall survive any termination of this Agreement.

Section 7.6  Expenses Following Termination.

(a) Except as set forth in this Section 7.6, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid in accordance with the provisions of Section 5.13.

(b) The Company shall pay, or cause to be paid, to Parent by wire transfer of immediately available funds an amount equal to $450,000 (the “Termination Fee”):

(i) if this Agreement is terminated by Parent pursuant to Section 7.3(a), Section 7.3(b) or Section 7.3(c) or pursuant to Section 7.3(d) as a result of a willful breach by the Company or if this Agreement is terminated by the Company pursuant to Section 7.2(c), in which case payment shall be made within two Business Days of such termination; or

(ii) if (A) a Takeover Proposal shall have been made or proposed to the Company or its stockholders or otherwise publicly announced (whether or not conditional), (B) this Agreement is terminated by either Parent or the Company pursuant to Section 7.2(a) or Section 7.2(c) and (C) within 18 months following the date of such termination, the Company or any of its Subsidiaries enters into any agreement in principle, arrangement, understanding or Contract providing for the implementation of a Takeover Proposal or shall consummate any Takeover Proposal (whether or not such Takeover Proposal was the same Takeover Proposal referred to in the foregoing clause (A)), in which case payment shall be made within two Business Days of the date on which the Company or such Subsidiary enters into such agreement in principle, arrangement, understanding or Contract or consummates such Takeover Proposal, as applicable. For purposes of the foregoing clause (C) only, references in the definition of the term “Takeover Proposal” to the figure “20%” shall be deemed to be replaced by the figure “40%”.

(c) Each of the Company and Parent acknowledges that (i) the agreements contained in this Section 7.6 are an integral part of the transactions contemplated by this Agreement and (ii) without these agreements, neither party would have entered into this Agreement. Accordingly, if either the Company or Parent fails to pay when due any amounts required to be paid by it pursuant to this Section 7.6 (the “Expense Payor”) and, in order to obtain such payment, the party seeking payment of Expenses (the “Expense Payee”) commences a Legal Action which results in a judgment against the Expense Payor for such amounts, then in addition to the amount of such judgment, the Expense Payee shall be entitled to an amount from the Expense Payor equal to the fees, costs and expenses (including attorneys’ fees, costs and expenses) incurred by the Expense Payee in connection with such Legal Action, together with interest from the date of termination of this Agreement on all amounts so owed at the prime rate per annum in effect from time to time during such period (as published for each Business Day (or if such a day is not a Business Day, the immediately preceding Business Day) in the Wall Street Journal under the caption “Money Rates, Prime Rate”) plus 3%.

Section 7.7  Amendment.  This Agreement may be amended by the parties to this Agreement at any time prior to the Effective Time, so long as (a) no amendment that requires stockholder approval under applicable Laws shall be made without such required approval and (b) such amendment has been duly approved by the board of directors of each of Merger Sub and the Parent and of the Company Board with the affirmative recommendation of the Special Committee. This Agreement may not be amended except by an instrument in writing signed by each of the parties to this Agreement.

Section 7.8  Extension; Waiver.  At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company (through action by, or with the approval of, the Special Committee), on the other hand, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement or, (c) subject to applicable Laws, waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such party. The failure of any part to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 7.9  Procedure for Termination, Amendment, Extension or Waiver.  In order to be effective, (a) any termination or amendment of this Agreement shall require the prior approval of that action by the board of directors of each party seeking to terminate or amend this Agreement (and of the Special Committee, in the case of the Company) and (b) any extension or waiver of any obligation under this Agreement or condition to the consummation of this Agreement shall require the prior approval of a duly authorized designee of the board of directors of the party or parties entitled to extend or waive that obligation or condition (and of the Special Committee, in the case of the Company).

ARTICLE VIII

MISCELLANEOUS

Section 8.1  Certain Definitions.  For purposes of this Agreement:

(a) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

(b) “Bankruptcy Law” means Title 11, United States Code, or any similar federal or state law of the relief of debtors.

(c) “Business Day” means any day, other than Saturday, Sunday or a U.S. federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Eastern time.

(d) “Company Intellectual Property” shall mean the Intellectual Property that is exclusively owned by or exclusively licensed pursuant to valid IP Licenses to Company and used in its business as presently conducted.

(e) “Company Material Adverse Effect” means any event, change, occurrence, circumstance or development that, individually or together with any one or more other events, changes, occurrences, circumstances or developments has had or is likely to have a material adverse effect on (A) the business, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, (B) the Key Company Intellectual Property Assets or (C) the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement, provided, however, that any effect to the extent resulting from any of the following, in and of itself or themselves, shall not constitute, and shall not be taken into account in determining whether there has been or will be, a Company Material Adverse Effect:

(i) changes in general economic, regulatory or political conditions or changes generally affecting the securities or financial markets, provided that such changes do not disproportionately adversely affect the Company or its Subsidiaries taken as a whole compared to other companies in the same industry;

(ii) any action required to be taken by the Company pursuant to the provisions of this Agreement, the Credit Facility or the New Financing Facility or otherwise taken by the Company at the written request of Parent or its Affiliates (other than the Company);

(iii) any actions, suits, claims, hearings, arbitrations, investigations or other proceedings resulting from this Agreement or the Merger by or before any Governmental Entity;

(iv) any change in the market price or trading volume of securities of the Company, provided that this clause will not exclude any underlying change, event, circumstance, development or effect that may have resulted in, or contributed to, a decline in trading price or change in trading volume;

(v) changes generally affecting video game publishers or distributors, provided that such changes do not disproportionately adversely affect the Company or its Subsidiaries taken as a whole compared to other videogame publishers or distributors;

(vi) any matters (including the beginning of any events or the worsening of any events or conditions) set forth in or contemplated by the Company SEC Reports filed prior to the date of this Agreement;

(vii) effects relating to any actions taken by Parent or its Affiliates on behalf of the Company or any of its Subsidiaries that were not previously approved or subsequently ratified by the Company;

(viii) departures of any employees;

(ix) delisting of Company Common Stock from the Nasdaq Stock Market;

(x) seasonal fluctuations in the revenues, earnings, or other financial performance of the Company to the extent generally consistent in magnitude with prior years;

(xi) failure of Parent or its Subsidiaries (other than the Company) or any other game publisher, to meet its respective delivery schedules; provided that such failure is not caused by the Company and/or its Subsidiaries;

(xii) market acceptance of games or reduction in sales of any existing games;

(xiii) expenses, fees and other costs relating to the transactions contemplated by this Agreement;

(xiv) failure to collect accounts receivable or other amounts owing to the Company after the Company has used its commercially reasonable efforts to collect the same;

(xv) any matter of which Frederic Armitano-Grivel, Yves Blehaut, David Gardner, Yves Hannebelle, Phil Harrison, Mathias Hautefort or Pierre Lansonneur have actual knowledge prior to the date hereof;

(xvi) any breaches of any Company Contracts by the Company (other than under the Credit Facility to the extent such breaches have resulted in the obligations thereunder being accelerated);

(xvii) any effects relating to the pendency or the announcement of the transactions contemplated by this Agreement;

(xviii) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions, provided that this clause will not exclude any underlying change, event, circumstance, development or effect that may have resulted in, or contributed to, any failure by the Company to meet such projections, forecasts or revenue or earnings predictions; and

(xix) changes in GAAP or applicable Law after the date hereof.

(f) “Company Material Contracts” shall mean the Company Contracts listed on Section 8.1(f) of the Company Disclosure Schedule.

(g) “Contracts” means any contracts, agreements, licenses, notes, bonds, mortgages, indentures, commitments, leases or other instruments or obligations.

(h) “Credit Facility” means the revolving line of credit provided under the Credit Agreement between the Company, the lenders thereunder, and BlueBay High Yield Investments (Luxembourg) S.A.R.L. as administrative agent, as amended from time to time.

(i) “Custodian” means any receiver, trustee, assignee, liquidator, custodian or similar official under any Bankruptcy Law.

(j) “Hazardous Substances” means: (i) any substance that is listed, classified or regulated as hazardous or toxic under any Environmental Laws; (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material or radon; or (iii) any other hazardous or toxic substance that is or may become the subject of regulatory action under any Environmental Laws.

(k) “Intellectual Property” shall mean all of the following, as they exist anywhere in the world: (i) patents, patent applications and other patent rights (including any divisions, continuations, continuations-in-part, reissues, reexaminations, or interferences thereof) (“Patents”); (ii) trademarks, service marks, trade dress, trade names, brand names, logos and corporate names whether registered or unregistered, and all registrations and pending applications for registration thereof, and all goodwill related thereto (“Trademarks”); (iii) copyrights, including all renewals and extensions thereof, copyright registrations and pending applications for registration thereof, and non-registered copyrights (“Copyrights”); (iv) trade secrets, confidential business information, concepts, ideas, designs, research or development information, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, technical data, discoveries, modifications, extensions, improvements, and other proprietary information and rights, that, in each of the foregoing cases, is confidential and would derive independent economic value from not being known to the public or to other persons who can obtain economic value from its disclosure or use (“Trade Secrets”); (v) computer software programs, including all source code, object code, and documentation related thereto (other than “click wrap”, “shrink wrap” or “off the shelf” software or Public Software that is commercially available for US$10,000 or less per user (“Software”); (vi) domain names and Internet addresses (“Internet Assets”); and (vii) any and all causes of action arising from or related to any of the items described in clauses (i) — (vi).

(l) “Key Company Intellectual Property Assets” means the Company Intellectual Property listed on Section 8.1(l) of the Company Disclosure Schedule.

(m) “Knowledge” means, when used with respect to the Company, the actual Knowledge of Jim Wilson, Kristina Pappa, Arturo Rodriguez, John Belcasto and Jennifer Langton.

(n) “Laws” means any domestic or foreign laws, statutes, ordinances, rules, regulations, codes or executive orders enacted, issued, adopted, promulgated or applied by any Governmental Entity.

(o) “Lien” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, equity, trust, equitable interest, claim, preference, right of possession, lease, tenancy, license, encroachment, covenant, infringement, interference, Order, proxy, option, right of first refusal, preemptive right, community property interest, legend, defect, impediment, exception, reservation, limitation, impairment, imperfection of title, condition or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

(p) “Orders” means any orders, judgments, injunctions, awards, decrees or writs handed down, adopted or imposed by any Governmental Entity.

(q) “Parent Material Adverse Effect” means any event, change, occurrence, circumstance or development that, individually or together with any one or more other events, changes, occurrences, circumstances or developments has had a material adverse effect on the business, assets, properties, liabilities, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole, or on the ability of Parent to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement.

(r) “Permits” means franchises, grants, authorizations, licenses, easements, variances, exceptions, consents, certificates, approvals and other permits of any Governmental Entity.

(s) “Permitted Lien” means (i) any Lien for Taxes not yet due or delinquent or being contested in good faith by appropriate proceedings, (ii) any statutory Lien arising in the ordinary course of business consistent with past practice by operation of Law with respect to a Liability that is not yet due or delinquent, and (iii) any Liens outstanding as of the date of this Agreement created in connection with the Credit Facility, the New Financing Facility, the Trademark License of the Test Drive Franchise between the Company and Parent dated November 8, 2007 and the General Intellectual Property and Proprietary Rights (Other than Trademark Rights) between the Company and Parent dated November 8, 2007.

(t) “Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity and other entity and group (which term shall include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).

(u) “Public Software” means any software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including, without limitation, software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (i) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL), (ii) the Artistic License (e.g., PERL), (iii) the Mozilla Public License, (iv) the Netscape Public License, (v) the Sun Community Source License (SCSL), (vi) the Sun Industry Standards License (SISL), (vii) the BSD License or (viii) the Apache License.

(v) “Representatives” means, when used with respect to Parent or the Company, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers, agents and other representatives of Parent or the Company, as applicable, and its Subsidiaries.

(w) Subsidiary” means, when used with respect to Parent or the Company, any other Person that Parent or the Company, as the case may be, directly or indirectly owns or has the power to vote or control capital stock of such Person representing, in aggregate, 50% or more of the voting power for the election of directors of such Person.

(x) “Superior Proposal” means a Takeover Proposal involving a merger or consolidation of the Company, the acquisition of all or a majority of the Company Common Stock or the acquisition of all or substantially all of the Company Assets that the Company Board, after consultation with financial and outside legal advisors, has determined in good faith, taking into account the identity of the Person making such Takeover Proposal, and all financial, legal, regulatory and other aspects of such Takeover Proposal, (i) is on terms and conditions more favorable from a financial point of view to the stockholders of the Company than those contemplated by this Agreement, (ii) is reasonably capable of being completed on the terms proposed, and (iii) for which financing, to the extent required, is then committed or reasonably likely to be available; provided, however, that a proposal to provide financing to the Company and/or to refinance the Company’s outstanding indebtedness shall not constitute a Superior Proposal.

(y) “Takeover Proposal” means any proposal or offer relating to (i) a merger, consolidation, share exchange or business combination involving the Company or any of its Subsidiaries, (ii) a sale, lease, exchange, mortgage, transfer or other disposition (other than in the ordinary course of business), in a single transaction or series of related transactions, of 20% or more of the assets of the Company and its Subsidiaries, taken as a whole, (iii) a purchase or sale of shares of capital stock or other securities, in a single transaction or series of related transactions, representing 20% or more of the voting power of the capital stock of Company or any of its Subsidiaries, including by way of a tender offer or exchange offer, (iv) a reorganization, recapitalization, liquidation or dissolution of the Company or any of its Subsidiaries or (v) any other transaction having a similar effect to those described in clauses (i) — (iv), in each case other than the transactions contemplated by this Agreement.

(z) “Tax Returns” means any and all reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports or returns or statements required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

(aa) “Taxes” means (i) any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including (x) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (y) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties, and (ii) any transferee liability in respect of any items described in the foregoing clause (i).

(bb) “Treasury Regulations” means the Treasury regulations promulgated under the Code.

Section 8.2  Interpretation.  The table of contents and headings in this Agreement are for reference only and shall not affect the meaning or interpretation of this Agreement. Definitions shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references in this Agreement to Articles, Sections and Exhibits shall refer to Articles and Sections of, and Exhibits to, this Agreement unless the context shall require otherwise. The words “include,” “includes” and “including” shall not be limiting and shall be deemed to be followed by the phrase “without limitation.” Unless the context shall require otherwise, any agreements, documents, instruments or Laws defined or referred to in this Agreement shall be deemed to mean or refer to such agreements, documents, instruments or Laws as from time to time amended, modified or supplemented, including (a) in the case of agreements, documents or instruments, by waiver or consent and (b) in the case of Laws, by succession of comparable successor statutes. All references in this Agreement to any particular Law shall be deemed to refer also to any rules and regulations promulgated under that Law. References to a Person also refer to its predecessors and permitted successors and assigns.

Section 8.3  Survival.  None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement shall survive the Effective Time. This Section 8.3 shall not limit any covenant or agreement of the parties to this Agreement which, by its terms, contemplates performance after the Effective Time.

Section 8.4  Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the laws that might otherwise govern under applicable principles of conflicts of law.

Section 8.5  Submission to Jurisdiction.  The parties to this Agreement (a) irrevocably submit to the personal jurisdiction of the federal courts of the United States of America located in the State of Delaware and the Court of Chancery of the State of Delaware and (b) waive any claim of improper venue or any claim that those courts are an inconvenient forum. The parties to this Agreement agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.6 or in such other manner as may be permitted by applicable Laws, shall be valid and sufficient service thereof.

Section 8.6  Notices.  Any notice, request, instruction or other communication under this Agreement shall be in writing and delivered by hand or overnight courier service or by facsimile:

If to Parent or Merger Sub, to:

Infogrames Entertainment, S.A.
1 Place Verrazzano
69252 Lyon Cedex 09 France
Facsimile: +33.1.43.12.54.30
Attention: David Gardner, CEO

with a copy to:

Morrison & Foerster LLP
Facsimile: +1 (213) 892-5454
Attention: Russell G. Weiss, Esq.

If to the Company, to:

Atari, Inc.
417 Fifth Avenue
New York, New York 10016
Facsimile: +1 (212) 726-4214
Attention: Jim Wilson, Chief Executive Officer and President
with a copy to:

Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, New York 10005
Facsimile: +1 (212) 822-5921
Attention: Thomas C. Janson, Esq.

or to such other Persons, addresses or facsimile numbers as may be designated in writing by the Person entitled to receive such communication as provided above. Each such communication shall be effective (a) if delivered by hand, when such delivery is made at the address specified in this Section 8.6, (b) if delivered by overnight courier service, the next Business Day after such communication is sent to the address specified in this Section 8.6, or (c) if delivered by facsimile, when such facsimile is transmitted to the facsimile number specified in this Section 8.6 and appropriate confirmation is received.

Section 8.7  Entire Agreement.  This Agreement (including the Exhibits to this Agreement), the Company Disclosure Schedule, the Parent Disclosure Schedule and the Confidentiality Agreement constitute the entire agreement and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement.

Section 8.8  No Third-Party Beneficiaries.  Except as provided in Section 5.8, this Agreement is not intended to confer any rights or remedies upon any Person other than the parties to this Agreement.

Section 8.9  Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.

Section 8.10  Rules of Construction.  The parties to this Agreement have been represented by counsel during the negotiation and execution of this Agreement and waive the application of any Laws or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 8.11  Assignment.  This Agreement shall not be assignable by operation of law or otherwise, except that Parent may designate, by written notice to the Company, a Subsidiary that is wholly-owned by Parent to be merged with and into the Company in lieu of Merger Sub, in which event all references in this Agreement to Merger Sub shall be deemed references to such Subsidiary, and in that case, all representations and warranties made in this Agreement with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such Subsidiary as of the date of such designation.

Section 8.12  Remedies.  Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement shall be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at law or in equity. The exercise by a party to this Agreement of any one remedy shall not preclude the exercise by it of any other remedy.

Section 8.13  Specific Performance.  The parties to this Agreement agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties to this Agreement shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 8.14  Counterparts; Effectiveness.  This Agreement may be executed in any number of counterparts, all of which shall be one and the same agreement. This Agreement shall become effective when each party to this Agreement shall have received counterparts signed by all of the other parties.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement and Plan of Merger has been duly executed and delivered by the duly authorized officers of the parties to this Agreement and Plan of Merger as of the date first written above.

INFOGRAMES ENTERTAINMENT, S.A.

By	/s/ David Gardner
Name:     David Gardner

Title:	Chief Executive Officer

IRATA ACQUISITION CORP.

By:	/s/ David Gardner
Name:     David Gardner

Title:	President

ATARI, INC.

By:	/s/ Eugene I. Davis
Name:     Eugene I. Davis

Title:	Chairman of the Board of Directors

Special Committee of the Board of Directors of Atari, Inc.	ANNEX B
April 28, 2008

April 28, 2008

CONFIDENTIAL

Special Committee of the Board of Directors
Atari, Inc.
417 Fifth Avenue
New York, NY 10016

Dear Members of the Special Committee:

The Special Committee of the Board of Directors (the “Special Committee”) of Atari, Inc. (“Atari” or the “Company”) has engaged Duff & Phelps, LLC (“Duff & Phelps”) as its independent financial advisor to provide an opinion (the “Opinion”) as of the date hereof as to the fairness, from a financial point of view, to the public stockholders of Atari other than Infogrames Entertainment S.A. and its affiliates (“IESA” or the “Majority Stockholder”) of the consideration to be received by such holders in the contemplated transaction described below (the “Proposed Transaction”) (without giving effect to any impact of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder).

Description of the Proposed Transaction

The Proposed Transaction involves the proposed acquisition by IESA, who are the beneficial owners of approximately 51.6% of the outstanding common stock of Atari, of the remaining outstanding common stock of the Company not owned by IESA for a per share cash amount of $1.68. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger (“Merger Agreement”) among IESA, a wholly-owned subsidiary of IESA, and Atari. Contemporaneously with the execution of the Merger Agreement, the Company and IESA are entering into a credit agreement (the “Credit Agreement”) among the Company, the lenders thereto and IESA, as administrative agent, pursuant to which Parent has agreed to make available to the Company additional financing on the terms and subject to the conditions set forth in the Credit Agreement.

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of our Opinion included, but were not limited to, the items summarized below:

1. Discussed the operations, financial conditions, future prospects and projected operations and performance of the Company and regarding the Proposed Transaction with the management of the Company;

2. Reviewed a draft of the Merger Agreement dated April 23, 2008;

3. Reviewed a draft of the Credit Agreement dated April 22, 2008;

4. Reviewed certain publicly available financial statements and other business and financial information of the Company and IESA, respectively, and the industries in which they operate;

Special Committee of the Board of Directors of Atari, Inc.
April 28, 2008

5. Reviewed certain internal financial statements and other financial and operating data concerning the Company, which the Company has respectively identified as being the most current financial statements available;

6. Reviewed certain financial forecasts, as well as information relating to certain strategic, financial and operational benefits anticipated from the Proposed Transaction, all as prepared by the management of the Company;

7. Reviewed the historical trading price and trading volume of the Company Common Stock, and the publicly traded securities of certain other companies that we deemed relevant;

8. Compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with those of certain other publicly traded companies that we deemed relevant;

9. Compared certain financial terms of the Proposed Transaction to financial terms, to the extent publicly available, of certain other business combination transactions that we deemed relevant; and

10. Reviewed such other information and conducted such other analyses and considered such other factors as we deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with your consent:

1. Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information;

2. Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same;

3. Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

4. Assumed that information supplied to Duff & Phelps and representations and warranties made in the Merger Agreement and the Credit Agreement are substantially accurate;

5. Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof;

6. Relied upon the fact that the Special Committee and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken; and

7. Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company or the contemplated benefits expected to be derived in the Proposed Transaction.

In our analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction. To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon.

Special Committee of the Board of Directors of Atari, Inc.
April 28, 2008

Duff & Phelps did not make any independent evaluation, appraisal or physical inspection of the Company’s solvency or of any specific assets or liabilities (contingent or otherwise). This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not been requested to, and did not, (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction, (b) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Agreement and the Transaction, or (c) advise the Special Committee, the Board of Directors or any other party with respect to alternatives to the Proposed Transaction. In addition, Duff & Phelps is not expressing any opinion as to the market price or value of the Company Common Stock after announcement of the Proposed Transaction. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the consideration to be received by the public shareholders of the Company in the Proposed Transaction, or with respect to the fairness of any such compensation.

The basis and methodology for this Opinion have been designed specifically for the express purposes of the Special Committee and may not translate to any other purposes. This Opinion (a) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (b) is not a recommendation as to how the Board of Directors or any stockholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (c) does not indicate that the consideration received is the best possibly attainable under any circumstances; instead, it merely states whether the consideration in the Proposed Transaction is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This letter should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof. Notwithstanding and without limiting the foregoing, in the event that there is any change in any fact or matter affecting this Opinion after the date hereof and prior to the completion of the Proposed Transaction, Duff & Phelps reserves the right to change, modify or withdraw this Opinion.

Subject to the prior written approval of Duff & Phelps, this Opinion may be included in its entirety in any proxy statement distributed to stockholders of the Company in connection with the Proposed Transaction or other document required by law or regulation to be filed with the Securities and Exchange Commission, and you may summarize or otherwise reference the existence of this Opinion in such documents, provided that any such summary or reference language shall also be subject to the prior written approval by Duff & Phelps. Except as described above, without our prior consent, this Opinion may not be quoted from or referred to, in whole or in part, in any written document or used for any other purpose.

Duff & Phelps has acted as financial advisor to the Special Committee of the Board of Directors of the Company, and will receive a fee for its services and reimbursement of its out-of-pocket expenses. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in the Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the engagement letter between the Company and Duff & Phelps, a portion of Duff & Phelps’ fee is payable upon Duff & Phelps’ stating to the Special Committee of the Board of Directors of the Company that it is prepared to deliver its Opinion. Other than this engagement, during

Special Committee of the Board of Directors of Atari, Inc.
April 28, 2008

the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated. This Opinion has been approved by the internal opinion committee of Duff & Phelps.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof the consideration to be received by the public stockholders of the Company (other than IESA) in the Proposed Transaction is fair, from a financial point of view, to such public stockholders (without giving effect to any impact of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder).

Respectfully submitted,

ANNEX C

Section 262 of the General Corporation Law of the State of Delaware

§ 262. Appraisal Rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

(8 Del. C. 1953, § 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 24; 57 Del. Laws, c. 148, §§ 27-29; 59 Del. Laws, c. 106, § 12; 60 Del. Laws, c. 371, §§ 3-12; 63 Del. Laws, c. 25, § 14; 63 Del. Laws, c. 152, §§ 1, 2; 64 Del. Laws, c. 112, §§ 46-54; 66 Del. Laws, c. 136, §§ 30-32; 66 Del. Laws, c. 352, § 9; 67 Del. Laws, c. 376, §§ 19, 20; 68 Del. Laws, c. 337, §§ 3, 4; 69 Del. Laws, c. 61, § 10; 69 Del. Laws, c. 262, §§ 1-9; 70 Del. Laws, c. 79, § 16; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 299, §§ 2, 3; 70 Del. Laws, c. 349, § 22; 71 Del. Laws, c. 120, § 15; 71 Del. Laws, c. 339, §§ 49-52; 73 Del. Laws, c. 82, § 21.)

ANNEX D

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File No.: 0-27338

ATARI, INC.
(Exact name of registrant as specified in its charter)

Delaware	13-3689915
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

417 Fifth Avenue, New York, NY 10016
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code:
(212) 726-6500

Securities registered pursuant to Section 12(b) of the Act: Common Stock, $0.10 par value

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐     No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller Reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐     No ☑

The aggregate market value of the registrant’s Common Stock held by non-affiliates of the registrant, based on the $5.80 closing sale price of the Common Stock on September 29, 2006 as reported on the NASDAQ Global Market (giving effect to a one-for-ten reverse stock split), was approximately $37,837,000. As of September 10, 2007, a total of 13,477,920 shares of the registrant’s Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Registrant’s definitive proxy statement for its Annual Meeting of Stockholders to be held in 2007 are incorporated by reference into Part III hereof.

ATARI, INC. AND SUBSIDIARIES

MARCH 31, 2007 ANNUAL REPORT ON FORM 10-K

D-i

This Annual Report contains forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. We caution readers regarding forward-looking statements in this Report, press releases, securities filings, and other documents and communications. All statements, other than statements of historical fact, including statements regarding industry prospects and expected future results of operations or financial position, made in this Annual Report on Form 10-K are forward looking. The words “believe”, “expect”, “anticipate”, “intend” and similar expressions generally identify forward-looking statements. These forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies and known and unknown risks. As a result of such risks, our actual results could differ materially from those anticipated by any forward-looking statements made by, or on behalf of, us. We will not necessarily update information if it later turns out that what occurs is different from what was anticipated in a forward-looking statement. For a discussion of some factors that could cause our operating results or other matters not to be as anticipated by forward-looking statements in this document, please see Item 1A entitled “Risk Factors” on pages 13 to 21.

PART I

ITEM 1.  BUSINESS

OVERVIEW

We are a publisher of video game software that is distributed throughout the world and a distributor of video game software in North America. We publish, develop (through external resources), and distribute video games for all platforms, including Sony PlayStation 2, PlayStation 3 and PSP, Nintendo Game Boy Advance, Game Cube, Wii and DS, and Microsoft Xbox and Xbox 360, as well as for personal computers, or PCs. The products we publish or distribute extend across most major video game genres, including action, adventure, strategy, role playing and racing. The games we distribute in North America include games we publish, games published by unrelated publishers and games published by our majority stockholder Infogrames Entertainment S.A., or IESA, a French corporation listed on Euronext, which owns approximately 51% of our stock. IESA is the largest distributor of video games in Europe, and distributes the video games that we publish throughout the world, other than in North America.

Until 2005, we were actively involved in developing video games and in financing development of video games by independent developers, which we would publish and distribute under licenses from the developers. However, beginning in 2005, because of cash constraints, we substantially reduced our involvement in development of video games, and announced plans to divest ourselves of our internal development studios.

During fiscal 2006 and 2007, we sold a number of intellectual properties and development facilities in order to obtain cash to fund our operations. During 2007, we raised approximately $35.0 million through the sale of the rights to the Driver games and certain other intellectual property, and the sale of our Reflections and Shiny studios. By the end of fiscal 2007, we did not own any development studios.

The reduction in our development and development financing activities has significantly reduced the number of games we publish. During fiscal 2007, our revenues from publishing activities were $104.0 million, compared with $153.6 million during fiscal 2006 and $289.6 million during fiscal 2005. However, we continue to have a significant library of well known properties that we license from IESA (directly or through its wholly-owned subsidiary Atari Interactive, Inc., or Atari Interactive) or unrelated companies, including:

•	Dragon Ball Z (FUNimation),

•	Alone in the Dark (IESA),

•	Asteroids, PONG, Missile Command and Centipede (Atari Interactive),

•	Dungeons and Dragons (Hasbro and Atari Interactive),

•	Earthworm Jim (Interplay),

•	RollerCoaster Tycoon (Chris Sawyer and Atari Interactive), and

•	Godzilla (Sony Pictures).

The reduction in our development and publishing activities has increased our focus on distribution activities. We maintain in North America distribution operations and systems that reach in excess of 30,000 retail outlets throughout the United States.

We are in the process of developing a strategic plan that would expand our activities into new, emerging aspects of the video game industry, including casual games, online sites, digital downloading, advergaming, and brand licensing. However, our ability to do those things will require that we have a source of funding and some of them will require expansion and extension of our rights to use and sublicense certain properties, including our license to use the “Atari” name.

For the year ended March 31, 2007, our net revenues were only $122.3 million, compared with $206.8 million in the prior year, and we had an operating loss of $77.6 million in fiscal 2007, which included a charge of $54.1 million for impairment of goodwill related to our publishing unit. We have taken significant steps to reduce our costs. Our ability to deliver products on time depends in good part on developers’ ability to meet completion schedules. Further, our expected releases in fiscal 2008 are even fewer than our releases in fiscal 2007. In addition, most of our releases for fiscal 2008 are focused on the holiday season. As a result our cash needs have become more seasonal and we face significant cash requirements to fund our working capital needs during the second quarter of our fiscal year.

Currently, our only borrowing facility is an asset-based secured credit facility that we established in November 2006 with a group of lenders for which Guggenheim Corporate Funding LLC, or Guggenheim, is the administrative agent. The credit facility consists of a revolving line of credit in an amount up to $15.0 million (subject to a borrowing base calculation), which includes a $10.0 million sublimit for the issuance of letters of credit. However, the maximum borrowings we can make under the credit facility will not by themselves provide all the funding we will need for the calendar 2007 holiday season. Further, the credit facility may be terminated if we do not comply with financial and other covenants prior to our need for borrowing (i.e. Nasdaq Delisting).

Historically, we have relied on IESA to provide limited financial support to us, through loans or, in recent years, through purchases of assets. However, IESA has its own financial needs, and its ability to fund its subsidiaries’ operations, including ours, is limited. Therefore, there can be no assurance we will ultimately receive any funding from IESA.

The uncertainty caused by these above conditions raises substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We are still exploring various alternatives to improve our financial position and secure other sources of financing which could include raising equity, forming both operational and financial strategic partnerships, renegotiating or entering into a new credit facility, entering into new arrangements to license intellectual property, and selling selected owned intellectual property and licensed rights. Further, as we are contemplating various alternatives, we utilize a special committee of our board of directors, consisting of our independent board members, James Ackerly, Ronald Bernard, and Michael Corrigan, who are authorized to review significant and special transactions. We continue to examine the reduction of working capital requirements to further conserve cash and may need to take additional actions in the near-term, which may include additional personnel reductions and suspension of certain development projects during fiscal 2008. In May of 2007, we announced a workforce reduction of approximately 20%.

The above actions may or may not prove to be consistent with our long-term strategic objectives, which have been shifted in the last fiscal year, as we have discontinued our internal development activities and increased our focus on online and casual gaming, among other things. We cannot guarantee the completion of these actions or that such actions will generate sufficient resources to fully address the uncertainties of our financial position.

Atari, Inc. (formerly known as Infogrames, Inc. and GT Interactive Software Corp.) was organized as a corporation in Delaware in 1992. In May 2003, we changed our name to Atari, Inc. and changed our trading symbol on the NASDAQ Global Market to “ATAR.” Our corporate office and U.S. headquarters is located at 417 Fifth Avenue, New York, New York 10016 (main telephone: (212) 726-6500). We maintain a worldwide website at www.atari.com. Information contained on the website is not part of this Annual Report.

INDUSTRY OVERVIEW

The video game industry primarily comprises software for dedicated game consoles or platforms (such as PlayStation 2, PlayStation 3, Xbox, Xbox 360, Wii, and GameCube), handhelds (such as Game Boy Advance, Nintendo DS and Sony PSP) and PCs. Publishers of video game software include the console manufacturers, or “first-party publishers,” and third-party publishers, such as ourselves, whose primary role is the development, publishing and/or distribution of video game software. According to International Data Group (IDG), an independent technology, media, research, and event company, sales of PC, console, and handheld games (excluding wireless) in North America and Europe in 2006 reached $15.0 billion. We anticipate an expanding market for interactive entertainment software over the next several years as a result of the success of the current/connected generation console platforms. We believe that greater online functionality and the expanded artificial intelligence capabilities of the new platforms improve game play and game accessibility, and will help our industry grow.

Additionally, the use of wireless devices (such as mobile phones and personal digital assistants) as a gaming platform, known as “mobile gaming,” is growing rapidly, as is online gaming such as casual gaming and massively multiplayer online games.

The Console and Handheld Market

Console platforms as they exist today have made significant technological advances since the introduction of the first generation of modern consoles by Nintendo in 1985. Hardware manufacturers have historically introduced a new and more technologically advanced gaming console platform every four to five years. Handhelds have also made advances since their introduction. However, handhelds have typically experienced longer product cycles. With each new cycle, the customer base for video game software has expanded as gaming enthusiasts mature and advances in video game hardware and software technology engage new participants, generating greater numbers of console units purchased than the prior cycle. The beginning of each cycle is largely dominated by console sales as consumers upgrade to the current-generation technology. As the cycle matures, consumers’ focus shifts to software, resulting in a period of rapid growth for the video game software industry.

Sony was the first manufacturer to introduce the previous generation of console hardware with the introduction of the PlayStation 2 platform in 2000. Nintendo introduced its current generation platforms a year later, launching the GameCube and Game Boy Advance in 2001. This generation also saw the entrance of Microsoft into the industry with the introduction of the Xbox console.

In 2005, Microsoft initiated a new generation of console hardware when it introduced Xbox 360. Both Sony and Nintendo followed suit by launching PlayStation 3 and Nintendo Wii, respectively, in November 2006. The calendar 2006 year also saw the rapid expansion of the Nintendo DS in the handheld market, and the continuing longevity of the PlayStation 2 (Sony’s previous generation console).

Innovation also continues in the handheld market with manufacturers offering more sophisticated units, such as Sony’s PSP and Nintendo’s DS, each of which offer multiple features and capabilities in addition to game play functionality and wi-fi connectivity.

Personal Computers

Advances in personal computer technology outpace advances in console and handheld technology. Advances in microprocessors, graphics chips, hard-drive capacity, operating systems and memory capacity have greatly enhanced the ability of the PC to serve as a video game platform. These technological advances have enabled developers to introduce video games for PCs with enhanced game play technology and superior graphics. After 5 years of decline in the PC market, the PC returned to growth in 2006, with an increase in total gross sales of 2% from 2005. Much of the success of this PC growth has been due to the success of massively multiplayer online, or MMO, role playing games. Over 25 new MMO titles came online during 2006. However, PC shelf space has been declining in retail stores, and the demand for catalogue PC titles in jewel case format has drastically diminished in many retail environments.

Online

Though in fiscal 2007 we derived limited revenue from online exploitation, there are three ways that we publish games that are playable by consumers online:

•	Online-only casual games that we make available on the Internet. These are made available to consumers on our website, www.atari.com, and on certain online services provided by third parties.

•	Another type of online-only games is called “massively multiplayer online” games. Players experience these games as interactive virtual worlds where thousands of other players can interact with one another. We currently have one massively multiplayer online game, Test Drive Unlimited.

•	We include online capability features in certain of our console products, which enable consumers to participate in online communities and play against one another via the Internet.

In addition, online downloads are available for (1) certain PC games either from our atari.com site or third party sites such as Gametap, and (2) Microsoft’s Xbox Live service. We are also developing digital content, which we intend to sell online via microtransactions, for next-generation console-based games.

We are currently in the process of revamping our online strategy with a view toward increased forms of online casual gaming. The casual games market is a desirable target for us to pursue due to its revenue growth, diverse revenue streams, and extended reach beyond the historical demographics of the core gamer/console market. The designation ’casual’ game is used to reference a type of electronic or computer game intended for a broad audience with a focus on reaching a consumer that typically does not play ’hardcore’ console video games. The mass-market penetration of the casual games industry owes its appeal to the fact that casual games are designed with a low barrier to entry — making it easy for a new player to start playing a game within minutes. The primary distribution channel for casual games is the Internet, which allows the genre of casual gaming to benefit from the ever-growing advances in Internet technology and take advantage of varied online revenue streams. By 2010, the market for online games is expected to reach $4.4 billion in revenue, quadrupling in size from $1.1 billion in 2005. The appeal of casual games spans generations, with college students, teens, school-aged children and seniors all providing significant portions of the consumer makeup. However, the core demographic profile of casual gamers tends to skew older (35+). The largest audience for casual gaming remains women aged 35 to 50, although the overall gender break-down of casual gamers varies greatly depending on genre and game. Due to the rich nature of our intellectual property and brand legacy, we believe we are in a good position to capitalize on the casual games sector.

ESRB Ratings and Litigation

The Entertainment Software Ratings Board, or ESRB, through its ratings system, requires game publishers to provide consumers with information relating to material that includes, but is not limited to, graphic violence, profanity or sexually explicit material contained in software titles. Consumer advocacy groups have opposed sales of interactive entertainment software containing graphic violence or sexually explicit material by pressing for legislation in these areas and by engaging in public demonstrations and media campaigns, and various governmental bodies have proposed regulation aimed at our industry to prohibit the sale of software containing such material to minors. Additionally, retailers may decline to sell interactive entertainment software containing graphic violence, sexually explicit, or other material that they deem inappropriate for their businesses. For example, if retailers decline to sell a publisher’s “M” rated (age 17 and over) products or if the “M” rated products are re-rated “AO” (age 18 and over), the publisher might be required to significantly change or discontinue particular titles.

Consolidation

We and other publishers have used acquisitions to obtain creative talent as well as independently developed intellectual properties. We believe economies of scale will be increasingly important as the complexity and costs associated with video game development continue to increase. In addition, the acquisition of proven intellectual properties has become increasingly important as publishers seek to diversify and expand their product portfolios, while limiting exposure to unsuccessful product development efforts. Acquisitions have also been used as a means of vertically integrating functions that are key to the business process. We expect consolidation within the video game software industry to continue. Recently, Atari has been a seller, not a buyer.

PRODUCTS

The following identifies games and franchises that generated the most significant portion of our publishing net product revenues during the years ended March 31, 2005, 2006, and 2007.

•	Fiscal 2005 — the Dragon Ball Z franchise generated 28.3% of our publishing net product revenues, driven by Dragon Ball Z: Budokai 3 (PlayStation 2) and Dragon Ball Z: Sagas (PlayStation 2, Xbox, and GameCube). Additionally, the Driver franchise (which was sold in August 2006) generated 14.0% of our publishing net revenues, lead by the release of DRIV3R (PlayStation 2 and Xbox).

•	Fiscal 2006 — the Dragon Ball Z franchise generated 28.6% of our publishing net product revenues, driven by the October 2005 release of Dragon Ball Z: Budokai Tenkaichi (PlayStation 2). Additionally, the Matrix franchise generated 14.4% of our publishing net revenues, lead by the November 2005 release of Matrix: Path of Neo (PlayStation 2, Xbox, and PC). Other new releases in fiscal 2006 included Atari Flashback 2.0 (plug and play), Getting Up: Contents Under Pressure (PlayStation 2, Xbox, and PC), Dungeons & Dragons Online: Stormreach (PC), Driver: Parallel Lines (PlayStation 2, and Xbox), and Indigo Prophecy (PC, PlayStation 2, and Xbox).

•	Fiscal 2007 — the Dragon Ball Z franchise generated 45.7% of our publishing net product revenues, driven by the November 2006 release of Dragon Ball Z: Budokai Tenkaichi 2 (PlayStation 2 and Nintendo Wii). Additionally, the Neverwinter Nights franchise generated 13.9% of our publishing net product revenues, lead by the October 2006 release of Neverwinter Nights 2 (PC). Furthermore, the Test Drive franchise generated 13.4% of our publishing net product revenues, lead by the September 2006 release of Test Drive Unlimited on the Xbox 360 platform, followed by its March 2007 release on the PlayStation 2, PSP, and PC platforms.

PUBLISHING

Our publishing activities include the management of business development, strategic alliances, product development, marketing, packaging and sales of video game software for all platforms, including Sony PlayStation 2, PlayStation 3, and PSP; Nintendo DS, Game Boy Advance, Wii, and GameCube; Microsoft Xbox and Xbox 360; and PC.

During the year ended March 31, 2007, we built upon the centralization of our publishing operations in our New York headquarters. In addition, we focused on increased outsourcing and cost management for our Quality Assurance and Production Support group based in California. Greater emphasis was also placed on publishing style activities leveraging products created outside of North America and then re-published by the organization, with a focus on reducing direct development costs and offering more launch predictability. Alliances with external partners and developers in lieu of solely internally developed product have increased in accordance with this transition and as such we have sold-off all of our internal development studios.

With a lineup that spans from games for hardcore enthusiasts through mass market titles, we publish games at various price points, ranging from value-priced titles to premium-priced products. Appropriate branding is selected and used to provide consumers with distinct offerings and different tiers. Pricing is affected by a variety of factors, including but not limited to: licensed or franchise property; single or multiple platform development; production costs and volumes; target audience; the distribution territory; quality level; and consumer trends.

DEVELOPMENT

During fiscal 2007, we sold all of our internal development studios and now leverage external resources in the development of our games, assessing each project independently to determine which development team is best suited to handle the product based on technical expertise and historical development experience, among other factors. We believe that through the use of independent developers it will be more cost efficient to publish certain of our games.

External Development

We publish or have contracts to publish in North America video game software developed by some of the industry’s most highly regarded independent external developers. These developers include, among others:

•	Crafts & Master (Super Dragon Ball Z);

•	Frontier Development — Chris Sawyer (RollerCoaster Tycoon series);

•	Kuju Entertainment (Dungeons & Dragons Tactics);

•	Obsidian (Neverwinter Nights); and

•	Spike (Dragon Ball Z: Budokai Tenkaichi 2).

Products which are acquired from these external developers are marketed under the Atari name, as well as the name of the external developer. The agreements with external developers typically provide us with exclusive publishing and distribution rights for a specific period of time for specified platforms and territories. The agreements may grant us the right to publish sequels, enhancements and add-ons to the products originally developed and produced by the external developer. We pay the external developer a royalty based on sales of its products. A portion of this royalty may be in the form of advances against future royalties payable at the time of execution of the development agreement, with additional payments tied to the completion of detailed performance and development milestones by the developer.

In addition to using external studios we also manage or will manage development of certain product at IESA’s development studio:

•	Eden Studios SAS — Lyon, France — Eden Studios SAS, or Eden, developed the successful V-Rally series, which, to date, has sold more than 3.8 million units worldwide, and Kya, which was released for the 2003 holiday season. Eden most recently developed Test Drive Unlimited for Xbox 360 and PC, released during fiscal 2007, and is currently developing Alone in the Dark for Xbox 360 and PC, expected to be released in fiscal 2008.

We previously managed development of certain products at Paradigm Entertainment, Inc., or Paradigm, and Atari Melbourne House, both previously owned by IESA and sold to third parties during fiscal 2007.

We manage external development projects by appointing a producer to oversee each product’s development and to work with the external developer to design, develop and test the product. The producer also helps ensure that development milestones are met in a timely manner. We generally have the right to suspend or terminate making payments to an external developer if the developer fails to meet its development milestones in a timely fashion. Also, we generally have the option to terminate these agreements at relatively low costs.

We no longer internally develop games, nor do we have plans to do so in the future.

SALES AND MARKETING

The sales team presently comprises 11 positions: sales management, senior sales executives, associate account managers, and customer service representatives. The sales team manages direct relationships with key accounts in the U.S., Canada, and Mexico. Accounts are assigned to sales team members by retailer and industry expertise.

The sell-in of new properties begins with research and marketing materials, and product specific meetings at which we present trailers, gameplay, and product highlights, among other things. The team manages and coordinates all MDF decisions, secures the order, and is responsible for all day-to-day account management, and utilizes existing relationships to develop exclusive title programs and catalog opportunities.

At the store level, we utilize professional merchandising companies to promote hit releases, facilitate compliance of pricing, pre-sell programs, and stock. Our merchandising partners ensure compliance in over 10,000 retail locations to assure a quality and consistent consumer experience. The sales department manages reporting, forecasting, and analysis with state-of-the-art software.

The sales and marketing teams are aligned to ensure the development of programs with the interests of the customers (retailers) and consumers (gamers) in mind. The core functions of the product management team includes:

•	Managing the life cycle of a catalog of new and existing products;

•	Researching industry trends and customer needs to inform the production process, advertising generation, forecasting, retail distribution, and pricing;

•	Working with physical retail partners to maximize sales;

•	Establishing online sales distribution systems for both boxed products and digitally distributed products;

•	Fostering media and online community interest in products and properties;

•	Leveraging and strengthening the Atari brand; and

•	Exploiting the marketability of our intellectual property and products through licensing arrangements that expand application into other gaming platforms and consumer product categories and bring in new revenue streams such as advertising and product placement.

To achieve maximum benefit from our coordinated sales and marketing programs, we employ a wide range of marketing techniques, including:

•	Understanding our consumers through professional qualitative and quantitative research;

•	Examining competitive product launches to help determine optimal marketing budgets;

•	Promoting product publicity via enthusiast and mass market outlets, including broadcast television, internet, newspapers, specialty magazines, and theater;

•	Retail marketing and in-store promotions and displays;

•	Online marketing and two way online “conversations” with gamers;

•	“Underground” marketing techniques, in which marketing materials are placed in physical and online locations which are frequented by targeted groups of consumers;

•	Strategic partnerships and cross-promotions with other consumer product companies and third-parties; and

•	Working with “first-party” console manufacturers to exploit their marketing opportunities, including presence on their websites, retail exposure and public relations events.

Our marketing approach uses a product management system to evaluate, position, and try to improve our brands based on analyses of market trends, consumers, competition, core competencies, retail and “first-party” partner support, and other key factors. Actionable results of our analyses are provided to the product development team, which, in turn and when reasonable, adjusts product to maximize consumer appeal. This system is combined with entertainment marketing approaches and techniques to create consumer and trade anticipation, as well as demand for our products.

We monitor and measure the effectiveness of our marketing strategies throughout the life cycle of each product. To maximize our marketing efforts, we may deploy an integrated marketing program for a product more than a year in advance of its release. Historically, we have expended a substantial portion of the marketing resources we will devote to a game prior to the game’s retail availability, and we intend to do so in the future.

The Internet is an integral element of our marketing efforts. We use it, in part, to generate awareness of and “buzz” about titles months prior to their market debut. We incorporate the Internet into our marketing programs via video, screenshot, and other game asset distribution; product-dedicated mini-sites; and online promotions. We also use the Internet to establish ongoing communication with gamers to translate their commitment and interest in our products into word of mouth sales.

In the months leading up to the release of a new product, we provide extensive editorial material to publications that reach the product’s expected audience as a part of executing customized public relations programs designed to create awareness of our products with all relevant audiences, including core gamers and mass entertainment consumers. These public relations efforts have resulted in coverage in key computer and video gaming publications and websites, as well as major consumer sites, newspapers, magazines and broadcast outlets.

INTELLECTUAL PROPERTY

Licenses

Licensed properties

Our strategy includes the creation of games based on licensed properties that have attained a high level of consumer recognition or acceptance. We have entered into licensing agreements with a number of licensors, including FUNimation and Sony Pictures.

We pay royalties to licensors at various rates based on our net sales of the corresponding titles. We frequently make advance payments against minimum guaranteed royalties over the license term. License fees tend to be higher for properties with proven popularity and less perceived risk of commercial failure. Licenses are of various durations and may in some instances be renewable upon payment of minimum royalties or the attainment of specified sales levels. Other licenses are not renewable upon expiration, and we cannot be sure that we will reach agreement with the licensor to extend the term of any particular license. Our property licenses usually grant us exclusive use of the property for the specified titles on specified platforms, worldwide or within a defined territory, during the license term. Licensors typically retain the right to exploit the property for all other purposes and to license to other developers with regard to other properties.

In-Game Advertising

Working with external development teams and software providers, we incorporate two methods of advertising in certain of our games: static advertising (fixed content within our code executed during the product development stage) and dynamic advertising (real time messages executed on an on-going basis). In addition, we work with other brands to develop “advergames,” which are original, unique game experiences with highly customized brand integration. Advertisers are increasingly interested in reaching and engaging consumers, and interactive entertainment provides a unique medium in which to do so. As such, this is a line of business to which we plan to give increasing focus.

Hardware licenses

We currently develop software for use with PlayStation 2, PlayStation 3, and PSP; GameCube, Game Boy Advance, Wii, and DS; and Xbox and Xbox 360, pursuant to licensing agreements (some in negotiation) with each of the respective hardware developers. Each license allows us to create one or more products for the applicable system, subject to certain approval rights, which are reserved by each hardware licensor. Each license also requires us to pay the hardware licensor a per-unit license fee for the product produced.

The following table sets forth information with respect to our platform licenses:

Manufacturer	Platform	Agreement	Territory*	Expiration Date

Microsoft	Xbox	Publisher License Agreement, dated April 18, 2000	Determined on a title-by-title basis	November 15, 2007
Microsoft	Xbox 360	Publisher License Agreement, dated February 17, 2006	Determined on a title-by-title basis	November 21, 2008
Nintendo	DS	License Agreement, dated October 14, 2005	Western Hemisphere	February 16, 2008
Nintendo	Game Boy Advance	License Agreement, dated September 24, 2001	Western Hemisphere	September 23, 2007
Nintendo	GameCube	License Agreement dated March 29, 2002	Western Hemisphere	March 29, 2008
Nintendo	Wii	In negotiation	Western Hemisphere	In negotiation
Sony	PlayStation 2	Licensed Publisher Agreement, dated June 6, 2000	US and Canada	March 31, 2008, with automatic 1 year renewals
Sony	PlayStation Portable	Licensed Publisher Agreement, dated March 23, 2005	US and Canada	March 31, 2008, with automatic 1 year renewals
Sony	PlayStation 3	In negotiation	US and Canada	In negotiation

*	IESA, our majority stockholder and the distributor of our products in Europe, has entered into similar agreements (directly or through its subsidiaries) with each of the manufacturers for applicable European territories.

We currently are not required to obtain any license for the publishing of video game software for PCs. Accordingly, our per-unit manufacturing cost for such software products is less than the per-unit manufacturing cost for console products.

Protection

We develop proprietary software titles and have obtained the rights to publish and distribute software titles developed by third parties. Our products are susceptible to unauthorized copying. Unauthorized third parties may be able to copy or to reverse engineer our titles to obtain and use programming or production techniques that we regard as proprietary. In addition, our competitors could independently develop technologies substantially equivalent or superior to our technologies. We attempt to protect our software and production techniques under copyright, trademark and trade secret laws as well as through contractual restrictions on disclosure, copying and distribution. Although we generally do not hold any patents, we seek to obtain trademark and copyright registrations for our products. In addition, each manufacturer incorporates security devices in its platform to prevent unlicensed use.

DISTRIBUTION

United States, Canada, and Mexico

Throughout the United States, Canada, and Mexico, we distribute our own products, as well as the products of other publishers, utilizing our distribution operations and systems. We are the exclusive distributor for the products of IESA (and its subsidiaries, including Atari Interactive) in the United States and Canada. Furthermore, we distribute product in Mexico through various non-exclusive agreements. Utilizing point-of-sale replenishment systems and electronic data interchange links with our largest customers, we are able to efficiently handle high sales volume and manage and replenish inventory on a store-by-store basis. We also utilize systems for our entire supply chain management, including manufacturing, EDI/order processing, inventory management, purchasing, and tracking of shipments. We believe these systems accomplish:

•	efficient and accurate processing of orders and payments;

•	expedited order turnaround time; and

•	prompt delivery.

We are a distributor of video game software to mass merchants in the United States. We distribute our products to a variety of outlets, including mass-merchant retailers such as Wal-Mart and Target; major retailers, such as Best Buy and Toys ’R’ Us; specialty stores such as GameStop; rental chains such as Blockbuster and Hollywood Video; and warehouse clubs such as Sam’s Club and Costco. Wal-Mart, GameStop, and Target accounted for 25.1%, 19.2%, and 10.3%, respectively, of our net revenues for the year ended March 31, 2007. Additionally, our games are made available through various online retail and “e-tail” companies (e.g. Amazon.com), on our website atari.com, and through the emerging digital distribution/electronic software download marketplace. We believe that during the coming years, there will be a significant increase in digitally distributed titles and we are positioning ourselves to exploit this expansion of the marketplace.

Other publishers also utilize our distribution capabilities. Their products are generally acquired by us and distributed under the name of the publisher of such products. Our agreements with these publishers typically grant us retail distribution rights in designated territories for specific periods of time, which are typically renewable. Under such agreements, the third party publisher is typically responsible for the publishing, packaging, marketing and customer support of such products.

We outsource our warehouse operations in the United States to Arnold Logistics, which is located in Lancaster, Pennsylvania. The warehouse operations include the receipt and storage of inventory as well as the distribution of inventory to mass market and other retailing customers.

Europe, Asia and Other Regions

IESA distributes our products in Europe, Asia, and elsewhere outside of North America pursuant to a distribution agreement we entered into with IESA. We believe that IESA’s strong presence in Europe, Asia and certain other regions provides effective distribution in these regions of our titles while allowing us to focus our distribution efforts in the United States, Canada, and Mexico. IESA distributes our products to several major retailers in Europe, Asia and certain other regions; these retailers include Auchan, Carrefour, Mediamarket and Tesco. IESA has extensive access to retail outlets in these regions. See our risk factor regarding our dependence upon IESA. Under our distribution agreement with IESA, we are entitled to receive 30.0% of the gross margin of the products distributed by IESA, or 130.0% of the royalty rate due to the developer or licensor, whichever is greater.

Backlog

We typically ship products within three days of receipt of orders. As a result, backlog is not material to our business.

MANUFACTURING

Disk duplication and the printing of user manuals and packaging materials are performed to our specifications by outside sources. To date, we have not experienced any material difficulties or delays in the manufacture and assembly of our products, or material returns due to product defects. There is some concentration for the supply of our publishing needs, but a number of other outside vendors are also available as sources for these manufacturing and replication services.

Sony, Nintendo and Microsoft, either directly or through an authorized third party, control the manufacture of our products that are compatible with their respective video game consoles, as well as the manuals and packaging for these products, and ship the finished products to us, either directly or through third party vendors, for distribution. Sony PlayStation 2, PlayStation 3, and PSP, Nintendo GameCube and Wii, and Microsoft Xbox and Xbox 360 products consist of proprietary format CD- or DVD-ROMs and are typically delivered to us within a relatively short lead time (approximately 3-4 weeks). Manufacturers of other Nintendo products, which use a cartridge format, typically deliver these products to us within 45 to 60 days after receipt of a purchase order. To date, we have not experienced any material difficulties or delays in the manufacture and assembly of products we distribute. However, manufacturers’ difficulties, which are beyond our control, could impair our ability to bring products to the marketplace in a timely manner.

EMPLOYEES

As of the end of fiscal 2007, we had 143 employees domestically, with 49 in product development, 28 in administration (i.e., senior management, human resources, legal, IT and facilities), 31 in finance, 19 in sales and operations, and 16 in marketing. During the fiscal year, we had domestic operations in New York, New York, and Sunnyvale and Santa Clara, California. We also had operations at our formerly wholly-owned Shiny studio in Newport Beach, California until Shiny was sold to a third party in September 2006 (see Development). During the year, we also had operations internationally at our formerly wholly-owned Reflections studio, which was sold in August 2006 (see Development). In May 2007, we announced a plan to reduce our total workforce by approximately 20%, primarily in general and administrative functions. Most of those reductions have been made as of the date of this filing.

RELATIONSHIP WITH IESA

As of March 31, 2007, IESA beneficially owned approximately 51% of our common stock. IESA renders management services to us (systems and administrative support) and we render management services and production services to Atari Interactive and other subsidiaries of IESA. Atari Interactive develops video games, and owns the name “Atari” and the Atari logo, which we use under a license. IESA distributes our products in Europe, Asia, and certain other regions, and pays us royalties in this respect. IESA also develops (through its subsidiaries) products which we distribute in the U.S., Canada, and Mexico and for which we pay royalties to IESA. Both IESA and Atari Interactive are material sources of products which we bring to market in the United States, Canada, and Mexico. During fiscal 2007, international royalties earned from IESA were the source of 4% of our net revenues. Additionally, IESA and its subsidiaries (primarily Atari Interactive) were the source of approximately 38% of our net publishing product revenue for the year ended March 31, 2007.

Historically, IESA has incurred significant continuing operating losses and has been highly leveraged. On September 12, 2006, IESA announced a multi-step debt restructuring plan, subject to its shareholders’ approval, which would significantly reduce its debt and provide liquidity to meet its operating needs. On November 15, 2006, IESA shareholders approved the debt restructuring plan, permitting IESA to execute on this plan. As of the date of this report, IESA has raised approximately 74 million Euros, of which approximately 45 million Euros has paid down outstanding short-term and long-term debt and has provided approximately 20 million Euro of liquidity for working capital needs. As of the date of this report, IESA has completed its debt restructuring plan; however, its current ability to fund, among other things, its subsidiaries’ operations remains limited. Our results of operations could be materially impaired if IESA fails to fund Atari Interactive, as any delay or cessation in product development could materially decrease our revenue from the distribution of Atari Interactive and IESA products. If the above contingencies occurred, we probably would be forced to take actions that could result in a significant further reduction in the size of our operations and could have a material adverse effect on our revenue and cash flows. Further, our ability to expand our activities into new areas will depend, among other things, on our ability to obtain funding from IESA or other sources.

Additionally, although Atari is a separate and independent legal entity and we are not a party to, or a guarantor of, and have no obligations or liability in respect of IESA’s indebtedness (except that we have guaranteed the Beverly, MA lease obligation of Atari Interactive), because IESA owns the majority of our common stock, potential investors and current and potential business/trade partners may view IESA’s financial situation as relevant to an assessment of Atari. Therefore, if IESA has negative financial results, it may taint our relationship with our suppliers and distributors, damage our business reputation, affect our ability to generate business and enter into agreements on financially favorable terms, and otherwise impair our ability to raise and generate capital.

On April 4, 2007, IESA entered into an agreement with Bruno Bonnell, its founder, CEO, and the Chairman of its Board, under which Mr. Bonnell agreed to resign from his duties as a Director and CEO of IESA and from all the offices he holds with subsidiaries of IESA, including Atari and its subsidiaries. Mr. Bonnell was also the Chairman of our Board, our Chief Creative Officer and our Acting Chief Financial Officer, and previously had been our Chief Executive Officer. IESA agreed to pay Mr. Bonnell a total of approximately 3.0 million Euros, including applicable foreign taxes. Neither our Board of Directors nor any member of our management was consulted about the agreement between IESA and Mr. Bonnell or at any time requested any of the things to which Mr. Bonnell agreed, and our management was not provided with a copy of the agreement until more than two months after it was signed. Mr. Bonnell resigned as a director and officer of Atari, Inc. and of our subsidiaries on April 4, 2007.

Despite the fact that we did not participate in the preparation of, or know the terms of, the agreement between Mr. Bonnell and IESA, and that IESA, not we, made all the payments under that agreement, management has determined that we have benefited from this separation, and that approximately $0.8 million of the payments IESA made should be allocated to the benefit we received. Our consolidated statement of operations for the year ended March 31, 2007 reflects a charge in this amount. As we are not obligated to make any payments, this amount has been recorded as a capital contribution as of March 31, 2007.

COMPETITION

The video game software publishing industry is intensely competitive, and relatively few products achieve market acceptance. The availability of significant financial resources has become a major competitive factor in the industry primarily as a result of the increasing development, acquisition, production and marketing, as well as potential licensing, costs required to publish quality titles. We compete with other third-party publishers of video game software, including Electronic Arts, Inc., THQ, Inc., Activision, Inc., Take Two Interactive, Inc., Midway Games, Inc., Sega Corporation, Ubisoft Entertainment, SA, and Vivendi SA, among others. Most of these companies are substantially larger than we are, and at least some of them have far greater financial resources than we currently have. In addition, we compete with first-party publishers such as Sony, Nintendo, and Microsoft, which in some instances publish their own products in competition with third-party publishers.

Atari Interactive has granted us a license to use the name “Atari” until 2013 for software video games in the United States, Canada, and Mexico. We believe that the Atari brand, which has a heritage deeply rooted in innovation and is largely credited with launching the video game industry, continues to carry a level of recognition that can provide a competitive advantage. Unlike many of our competitors, our Atari brand can be seen as three separate entities — a pop icon, a classic gaming original and a modern interactive entertainment company. This enhances our opportunities to attract partnerships, talent and other vehicles, providing a distinct advantage against our competitors.

We believe that a number of additional factors provide us with competitive opportunities in the industry, including our catalogue of multi-platform products, strength in the mass-market, and strong sales forces in the United States, Canada, and Mexico and, through IESA, in Europe, Asia and other regions. We believe that popular franchises such as Test Drive and RollerCoaster Tycoon, along with the catalog of classic Atari Games, as well as attractive licenses, such as Dragon Ball Z and Dungeons & Dragons, provide us with a solid competitive position in the marketing of our products.

In our distribution business, we compete with both large national distributors and smaller regional distributors. We also compete with the major entertainment software companies that distribute over the internet or directly to retailers. Most of our competitors have greater financial and other resources than we do, and are able to carry larger inventories and provide more comprehensive product selection than we can.

SEASONALITY

Our business is highly seasonal with sales typically significantly higher during the calendar year-end holiday season.

SEGMENT REPORTING AND GEOGRAPHIC INFORMATION

We operate in three reportable segments: publishing, distribution and corporate. Please see the discussion regarding segment reporting in Note 21 of the Notes to Consolidated Financial Statements, included in Items 7 and 8 of this Report.

Please see Note 21 of the Notes to Consolidated Financial Statements, included in Items 7 and 8 of this Report, for geographic information with respect to our revenues from external customers and our long-lived assets.

ITEM 1A.  RISK FACTORS

RISKS RELATED TO OUR BUSINESS

Our business has contracted significantly.

Due primarily to our limited funds, during the past two years we have reduced substantially our expenditures on product development and sold the intellectual property related to some game franchises that have generated substantial revenues for us in the past. This has materially reduced our revenues. Because of the reduction in available product, as well as unusually difficult market conditions, in fiscal 2007, our net revenues were only $122.3 million compared with net revenues of $206.8 million in the prior year and $343.8 million in the year before that. Because of this decrease in revenues, among other things including a $54.1 million charge for impairment of goodwill in fiscal 2007, we have had significant operating losses over the past several years. Further, we have substantially fewer titles available for release in fiscal 2008 than has historically been the case.

We need to raise additional funds.

In recent years, our losses have been substantial. We currently have a credit facility that is limited to $15.0 million and, given our decrease in product sales, is further limited by a borrowing availability that ties to outstanding accounts receivable. Based on current assessments, we will need to raise funds in order to support our calendar 2007 holiday season cash needs and our on-going product development efforts and other operational needs. In order to complete a redirection of our product portfolio and to increase our slate of titles in fiscal 2008 and 2009, we will need to make a significant investment in product development. This investment is critical in order to maintain and grow our business, keep current with changing technology (including new hardware platforms), attract premier development partners, and secure profitable intellectual properties. We may raise funds in any number of ways, including through the issuance of debt or equity, or through other financing. If we borrow funds, we likely will be obligated to make periodic interest or other debt service payments, and the terms of this debt may impose burdensome restrictions on our ability to operate our business. If we seek financing through the sale of equity securities, our current stockholders will suffer significant dilution in their percentage ownership of common stock. Additionally, due to the relative size of Atari, our majority ownership by a financially challenged foreign entity and our history of significant losses, we are not certain as to our ability to raise additional funds in the future or under what terms funds would be available. If we are not successful in raising funds, we will have to take various actions that may include, but not be limited to, a reduction in our expenditures for internal and external new product development, further reduction in overhead expenses, and further sales of intellectual property. These actions, should they become necessary, will probably result in further reduction in our size of operations. Such fund raising needs are being discussed with our majority stockholder, among others, with respect to appropriate timing, structure, and amount of such funding.

Our revenues will decline and our competitive position will be adversely affected if we are unable to introduce successful new products on a timely basis.

Our performance in the video game software publishing business depends on the timely introduction of successful new products, sequels or enhancements of existing products to replace declining revenues from older products. Our inability to introduce compelling new products, sequels or enhancements, or significant delays in their release, have materially and adversely affected the ultimate success of our products and, in turn, our business, results of operations and financial condition. Our product development activities over the last fiscal year and in the coming fiscal year have been and will be less robust than our historical product development, resulting in fewer product releases. This increases the adverse effects we suffer if particular products we release are not successful. The process of introducing new products, sequels or product enhancements is extremely complex, time consuming and expensive. Competitive factors in our industry demand that we create increasingly sophisticated products, which in turn makes it difficult to produce and release compelling products on a predictable schedule.

Our rights to use the “Atari” name are limited.

The “Atari” name has been an important part of our branding strategy, and we believe it provides us with an important competitive advantage in dealing with video game developers and in distributing our products. However, the “Atari” name is owned by a subsidiary of IESA, which has licensed us to use the name with regard to video games in the United States, Canada, and Mexico until 2013. Therefore, we are limited both in how we can exploit the “Atari” name and how long we will be able to use it. We have no agreements or understandings that assure us that we will be able to expand the purposes for which we can use the “Atari” name or extend the period during which we will be able to use it.

Lack of funds and limits on our license rights may limit our ability to expand into new business activities.

Our management has been developing a strategic plan that would expand our activities into new, emerging aspects of the video game industry, including casual games, online sites, and digital downloading. In addition, they are considering having us try to license the “Atari” name for use in products other than video games. These activities would be used to replace some of the revenues we lost as we reduced our conventional video game development and publishing activities. However, our ability to do those things will require that we have a source of funding and some of them will require expansion and extension of our rights to use the “Atari” name. We do not have a source even of the funds we expect to need for our current operations, and we have no agreements or understandings regarding expansion or extension of licenses. Therefore, even if our Board were to approve a strategic plan that contemplates our expanding our activities into new areas (whether or not those currently contemplated by our management), there is a significant possibility we would not be able to implement that strategic plan.

The loss of Wal-Mart, GameStop, Target, or Best Buy as key customers could negatively affect our business.

Our sales to Wal-Mart, GameStop, Target, and Best Buy accounted for approximately 25.1%, 19.2%, 10.3%, and 9.3%, respectively, of net revenues (excluding international royalty, licensing, and other income) for the year ended March 31, 2007. Our net accounts receivable from these retailers were approximately $0.2 million, $2.2 million, $0.2 million, and $1.3 million, respectively, as of March 31, 2007. Our business, results of operations and financial condition would be adversely affected if:

•	we lost any of these retailers as a customer;

•	any of these retailers purchased significantly fewer products from us;

•	we were unable to collect receivables from any of these retailers on a timely basis or at all; or

•	we experienced any other adverse change in our relationship with any of these retailers.

We cannot assure you that Wal-Mart, GameStop, Target, and Best Buy will continue to use us as a major supplier of video game software, or at all. We have experienced difficulties in collecting on certain accounts. We cannot guarantee that we will not continue to have such difficulties and, while we maintain a reserve for uncollectible receivables, the reserve may not be sufficient.

Our results of operations and competitive position may be adversely affected if we are unable to anticipate and adapt to rapidly changing technology, including new console technology.

The video game software industry is characterized by rapidly changing technology. The introduction of new technologies can render our previously released products obsolete or unmarketable. Therefore, we must continually anticipate the emergence of, and adapt our products to, new technologies and systems. When we choose to publish or develop a product for a new system, we may need to make a substantial development investment one or two years in advance of when we actually ship products for that system. If we develop products for a new system that is ultimately unpopular, we may not be able to recoup our investment as quickly as anticipated, or at all. Conversely, if we choose not to publish products for a new system that is ultimately popular, our competitive position may be adversely affected.

We may be unable to develop and publish new products if we are unable to secure or maintain relationships with leading independent video game software developers.

As we have discontinued our internal development operations in fiscal 2007, we are even more dependent than in prior years upon leading independent software developers. Consequently, our success depends on our continued ability to obtain or renew product development agreements with leading independent video game software developers. Particularly in view of our financial situation, we may not be able to obtain or renew product development agreements on favorable terms, or at all, including obtaining the rights to sequels of successful products which were originally developed for us by leading independent video game software developers. Many of our competitors have greater financial resources and access to capital than we do, which puts us at a competitive disadvantage when bidding to attract leading independent video game software developers to enter into publishing agreements with us. Among other things, we are severely limited in our ability to pay advance royalties or otherwise provide pre-development financing to developers. Also, many leading independent video game software developers are small companies with a few key individuals without whom a project may be difficult or impossible to complete. Consequently, we are exposed to the risk that these developers will go out of business before completing a project, or simply cease work on a project for which we have hired them.

If we are unable to maintain or acquire licenses to intellectual property, our operating results will be adversely impacted.

Many of our products are based on or incorporate intellectual property owned by others. For example, some of our titles are based on key television and film licenses. We expect that many of the products we publish in the future will also be based on intellectual property owned by others. The rights we enjoy to licensed intellectual property may vary based on the agreement we have with the licensor. Competition for these licenses is intense and many of our competitors have greater resources to take advantage of opportunities for such licenses. If we are unable to maintain our current licenses and obtain additional licenses with significant commercial value, our sales will decline. In addition, obtaining licenses for popular franchises owned by others could require us to expend significant resources and the licenses may require us to pay relatively high royalty rates. If titles exploiting particular licenses are ultimately unpopular, we may not recoup investments we make to obtain such licenses. Furthermore, in many instances we do not have exclusive licenses for intellectual property owned by others. In these cases, we may face direct competition from other publishers holding similar licenses.

Termination or modification of our agreements with hardware manufacturers will adversely affect our business.

We are required to obtain a license to develop and distribute software for each of the video game consoles. We currently have licenses from Sony to develop products for PlayStation 2 and PSP, from Nintendo to develop products for Game Boy Advance, GameCube, and DS and from Microsoft to develop products for Xbox and Xbox 360. We are currently negotiating licenses for Nintendo Wii and Sony PlayStation 3. These licenses are non-exclusive, and as a result, many of our competitors also have licenses to develop and distribute video game software for these systems. These licenses must be periodically renewed, and if they are not, or if any of our licenses are terminated or adversely modified, we may not be able to publish games for the applicable platforms or we may be required to do so on less attractive terms. In addition, our contracts with these manufacturers often grant them approval rights over new products and control over the manufacturing of our products. In some circumstances, this could adversely affect our business, results of operations or financial condition by:

•	terminating a project for which we have expended significant resources;

•	leaving us unable to have our products manufactured and shipped to customers;

•	increasing manufacturing lead times and expense to us over the lead times and costs we could achieve if we were able to manufacture our products independently;

•	delaying the manufacture and, in turn, the shipment of products; and

•	requiring us to take significant risks in prepaying for and holding an inventory of products.

The loss of our senior management and skilled personnel could negatively affect our business.

Our future success will depend to a significant degree upon the performance and contribution of our senior management team and upon our ability to attract, motivate and retain highly qualified employees with technical, management, marketing, sales, product development, creative and other skills. In the video game software industry, competition for highly skilled and creative employees is intense and costly. We expect this competition to continue for the foreseeable future, and we may experience increased costs in order to attract and retain skilled employees. We cannot provide any assurance that we will be successful in attracting and retaining skilled personnel. Our business, operating results and financial condition could be materially and adversely affected if we lost the services of senior management or key technical or creative employees or if we failed to attract additional highly qualified employees. This has become increasingly difficult, as we have reduced our workforce twice in the last eighteen months.

If returns and other concessions given to our customers exceed our reserves, our business may be negatively affected.

To cover returns and other concessions, we establish reserves at the time we ship our products. We estimate the potential for future returns and other concessions based on, among other factors, management’s evaluation of historical experience, market acceptance of products produced, retailer inventory levels, budgeted customer allowances, the nature of the title and existing commitments to customers. While we are able to recover the majority of our costs when third-party products we distribute are returned, we bear the full financial risk when our own products are returned. In addition, the license fees we pay Sony, Microsoft and Nintendo are non-refundable and we cannot recover these fees when our products are returned. Although we believe we maintain adequate reserves with respect to product returns and other concessions, we cannot be certain that actual returns and other concessions will not exceed our reserves, which could adversely affect our business, results of operations and financial condition.

Significant competition in our industry could adversely affect our business.

The video game software market is highly competitive and relatively few products achieve significant market acceptance. Currently, we compete primarily with other publishers of video game software for both video game consoles and PCs. Our competitors include Activision, Inc., Electronic Arts, Inc., Midway Games, Inc., Take Two Interactive, Inc., THQ, Inc., Sega Corporation, Ubisoft Entertainment, SA, and Vivendi SA, among others. Most of these companies are substantially larger and have better access to funds than us. In addition, console manufacturers including Microsoft, Nintendo, and Sony publish products for their respective platforms. Media companies and film studios, such as Warner Bros., are increasing their focus on the video game software market and may become significant competitors and/or may increase the price of their outbound licenses. Current and future competitors may also gain access to wider distribution channels than we do. As a result, these current and future competitors may be able to:

•	respond more quickly than we can to new or emerging technologies or changes in customer preferences;

•	carry larger inventories than we do;

•	undertake more extensive marketing campaigns than we do;

•	adopt more aggressive pricing policies than we can; and

•	make higher offers or guarantees to software developers and licensors than we can.

We may not have the resources required for us to respond effectively to market or technological changes or to compete successfully with current and future competitors. Increased competition may also result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, results of operations or financial condition.

Retailers of our products typically have a limited amount of shelf space and promotional resources. Therefore, there is increased competition amongst the publishers to deliver a high quality product that merits retail acceptance. To the extent that the number of products and platforms increases, competition for shelf space may intensify and may require us to increase our marketing expenditures. Due to increased competition for limited shelf space, retailers are in a strong position to negotiate favorable terms of sale, including price discounts, price protection, marketing and display fees and product return policies. We cannot be certain that retailers will continue to purchase our products or to provide our products with adequate levels of shelf space and promotional support on acceptable terms. A prolonged failure in this regard may significantly harm our business and financial results.

If our distribution arrangements with IESA are adversely modified or terminated, we may lose revenue or incur disruption in the distribution of our products.

Pursuant to agreements we have in place with IESA, we distribute products on their behalf in the United States, Canada, and Mexico, and IESA distributes products on our behalf in Europe, Asia and certain other regions throughout the world. If these agreements, or product licenses to which IESA is a party, are terminated or amended in a manner adverse to us, we may, as applicable:

•	obtain new distribution arrangements for our products which may be on less favorable terms;

•	lose revenue from the distribution of IESA’s products;

•	experience difficulties or other delays in the distribution of our products outside the United States, Canada, and Mexico;

•	incur an increase in the cost of distributing our products outside the United States, Canada, and Mexico; or

•	incur problems with retailers to whom we distribute IESA’s products or to whom IESA distributes our products.

Revenues from our distribution business may decline as competition increases and Internet technology improves.

During the years ended March 31, 2006 and March 31, 2007, net revenues from our distribution business were approximately 25.7% and 14.4%, respectively, of our total net revenues. Our distribution revenues as a percentage of net revenues is driven by the mix between publishing and distribution sales. Over the past three years our funding constraints have reduced our publishing and distribution activities, causing shifts in this mix.

Revenues from our distribution business may decline if the products which we distribute for IESA are reduced or products we distribute for third-party developers become unavailable to us.

As part of our distribution business, we earn revenues by distributing to retailers our own products and products of others, including products published by IESA and by our competitors. We cannot assure you that IESA will not reduce the rate at which it develops or obtains rights with regard to video games or that our competitors will continue to provide us with their products for distribution to our mass merchant customers. Our inability to obtain software titles developed or published by IESA or by our competitors, coupled with our inability to obtain these titles from other distributors, could have a material adverse effect on our relationships with retailers and our ability to obtain shelf space for our own products, as well as reducing the revenues that we earn from our distribution activities. This, in turn, could have a material adverse effect on our business, results of operations and financial condition.

We may face increased competition and downward price pressure if we are unable to protect our intellectual property rights.

Our business is heavily dependent upon our confidential and proprietary intellectual property. We sell a significant portion of our published software under licenses from independent software developers, and, in these cases, we do not acquire the copyrights for the underlying work. We rely primarily on a combination of confidentiality and non-disclosure agreements, patent, copyright, trademark and trade secret laws, as well as other proprietary rights laws and legal methods, to protect our proprietary rights and the intellectual property rights of our developers. However, current U.S. and international laws afford us only limited protection and amendments to such laws or newly enacted laws may weaken existing protections. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our products or franchises, or obtain and use information that we regard as proprietary. Software piracy is also a persistent problem in the video game software industry. Policing unauthorized use of our products is extremely difficult because video game software can be easily duplicated and disseminated. Furthermore, the laws of some foreign countries may not protect our proprietary rights to as great an extent as U.S. law. Our business, results of operations and financial condition could be adversely affected if a significant amount of unauthorized copying of our products were to occur or if other parties develop products substantially similar to our products. We cannot assure you that our attempts to protect our proprietary rights will be adequate or that our competitors will not independently develop similar or competitive products.

We may face intellectual property infringement claims which would be costly to resolve.

As the number of available video game software products increases, and their functionality overlaps, software developers and publishers may increasingly become subject to infringement claims. We are not aware that any of our products infringe on the proprietary rights of third parties. However, we cannot provide any assurance that third parties will not assert infringement claims against us in the future with respect to past, current or future products. There has been substantial litigation in the industry regarding copyright, trademark and other intellectual property rights. We have sometimes initiated litigation to assert our intellectual property rights. Whether brought by or against us, these claims can be time consuming, result in costly litigation and divert management’s attention from our day-to-day operations, which can have a material adverse effect on our business, operating results and financial condition.

We may be burdened with payment defaults and uncollectible accounts if our customers do not or cannot satisfy their payment obligations.

Distributors and retailers in the video game software industry have, from time to time, experienced significant fluctuations in their businesses, and a number of them have become insolvent. The insolvency or business failure of any significant retailer or distributor of our products could materially harm our business, results of operations and financial condition. We typically make sales to most of our retailers and some distributors on unsecured credit, with terms that vary depending upon the customer’s credit history, solvency, credit limits and sales history. In addition, while we maintain a reserve for uncollectible receivables, the reserve may not be sufficient in every circumstance. As a result, a payment default by a significant customer could significantly harm our business and results of operations.

Our software is subject to governmental restrictions or rating systems.

Legislation is periodically introduced at the local, state and federal levels in the United States and in foreign countries to establish systems for providing consumers with information about graphic violence and sexually explicit material contained in video game software. In addition, many foreign countries have laws that permit governmental entities to censor the content and advertising of video game software. We believe that mandatory government-run rating systems may eventually be adopted in many countries that are potential markets for our products. We may be required to modify our products or alter our marketing strategies to comply with new regulations, which could increase development costs and delay the release of our products in those countries. Due to the uncertainties regarding such rating systems, confusion in the marketplace may occur, and we are unable to predict what effect, if any, such rating systems would have on our business.

In addition to such regulations, certain retailers have in the past declined to stock some of our and our competitors’ video game products because they believed that the content of the packaging artwork or the products would be offensive to the retailer’s customer base. Although to date these actions have not impacted our business, we cannot assure you that similar actions by our distributors or retailers in the future would not cause material harm to our business.

We may become subject to litigation which could be expensive or disruptive.

Similar to our competitors in the video game software industry, we have been and will likely become subject to litigation. Such litigation may be costly and time consuming and may divert management’s attention from our day-to-day operations. In addition, we cannot assure you that such litigation will be ultimately resolved in our favor or that an adverse outcome will not have a material adverse effect on our business, results of operations and financial condition.

RISKS RELATED TO OUR CORPORATE STRUCTURE AND FINANCING ARRANGEMENTS

Our performance may be affected by IESA’s performance and financial stability.

Historically, IESA has incurred significant continuing operating losses and has been highly leveraged. On September 12, 2006, IESA announced a multi-step debt restructuring plan, subject to its shareholders’ approval, which would significantly reduce its debt and provide liquidity to meet its operating needs. On November 15, 2006, IESA shareholders approved the debt restructuring plan, permitting IESA to execute on this plan. As of the date of this report, IESA has raised approximately 74 million Euros, of which approximately 45 million Euros has paid down outstanding short-term and long-term debt and has provided approximately 20 million Euro of liquidity for working capital needs. As of the date of this report, IESA has completed its debt restructuring plan; however, its current ability to fund, among other things, its subsidiaries’ operations remains limited. Our results of operations could be materially impaired if IESA fails to fund Atari Interactive, as any delay or cessation in product development could materially decrease our revenue from the distribution of Atari Interactive and IESA products. If the above contingencies occurred, we probably would be forced to take actions that could result in a significant reduction in the size of our operations and could have a material adverse effect on our revenue and cash flows

IESA distributes our products in Europe, Asia, and certain other regions, and pays us royalties in this respect. IESA also develops (through its subsidiaries) products which we distribute in the U.S., Canada, and Mexico and for which we pay royalties to IESA. Both IESA and Atari Interactive are material sources of products which we market in the United States, Canada, and Mexico. During fiscal 2007, international royalties earned from IESA were the source of 4% of our net revenues. Additionally, IESA and its subsidiaries (primarily Atari Interactive) were the source of approximately 38% of our net publishing product revenue for the year ended March 31, 2007.

Additionally, although we are a separate and independent legal entity and we are not a party to, or a guarantor of, and have no obligations or liability in respect of IESA’s indebtedness (except that we have guaranteed the Beverly, MA lease obligation of Atari Interactive), because IESA owns the majority of our common stock, potential investors and current and potential business/trade partners may view IESA’s financial situation as relevant to an assessment of Atari. Therefore, if IESA has negative financial results, it may taint our relationship with our suppliers and distributors, damage our business reputation, affect our ability to generate business and enter into agreements on financially favorable terms, and otherwise impair our ability to raise and generate capital.

IESA controls us and could prevent a transaction favorable to our other stockholders.

IESA beneficially owns approximately 51% of our common stock, which gives it sufficient voting power to prevent any transaction that it finds unfavorable, including an acquisition, consolidation or sale of shares or assets that might be desirable to our other stockholders. Additionally, IESA could unilaterally approve certain transactions as a result of its majority position. IESA also has sufficient voting power to elect all of the members of our Board of Directors. Currently, three of the eight members of our Board of Directors are directors, employees or former employees (within three years) of IESA or its affiliates. This concentration of control could be disadvantageous to other stockholders whose interests differ from those of IESA.

Our affiliates retain considerable control over the Atari trademarks, and their oversight or exploitation of such trademarks could affect our business.

Atari Interactive, a wholly owned subsidiary of IESA, has granted us the right to use the Atari name for software video games in the United States, Canada and Mexico until 2013. However, in addition to an initial upfront payment we made in 2003, we must pay a royalty equal to 1% of our net revenues during each of 2009 through 2013. We are subject to quality control oversight for our use of the Atari name. Any disputes over our performance under the trademark license agreement could materially affect our business. Furthermore, the use of the Atari mark by Atari Interactive or other subsidiaries of IESA could affect the reputation or value associated with the Atari mark, and therefore materially affect our business.

Our restructuring efforts will create short term costs that may not be offset by increased efficiencies.

We are incurring substantial costs in connection with our restructuring efforts, including severance obligations, advisor fees, and lease obligations for unused property. Though we anticipate that the restructuring will ultimately result in reduced general and administrative expenses and more efficient corporate operations, we can give no assurance that we will be successful in redefining our cost and operational structures in the near term. If we are not successful, we may not see cost savings that justify these measures, which may negatively impact our results of operations.

Our credit facility could be terminated.

Since November 2006, we have utilized the proceeds of our credit facility with Guggenheim to fund our working capital needs, including the manufacturing and development of products. The credit documents which we entered into with Guggenheim to obtain this credit facility contain numerous covenants and conditions which may cause a default upon breach thereof by us. For the quarter ended March 31, 2007, we were not in compliance with certain financial covenants required by the credit facility; however, in May 2007, we received a waiver of the covenants effective March 31, 2007. There can be no assurance that we will be in compliance in future periods. If an event of default occurs under any credit document and Guggenheim opts not to waive such default, the credit facility may be terminated and any debt outstanding accelerated, in which case we will need to raise additional funds or seek other alternatives, many of which may adversely affect our stock price. Further, the credit facility may be terminated if we do not comply with financial and other covenants prior to our need for borrowing in the third quarter of fiscal 2008 (i.e. Nasdaq Delisting).

RISKS RELATED TO OUR COMMON STOCK

The price of our common stock is very low.

At September 10, 2007, the last reported sale price of our common stock was $2.60 per share. This represents a sharp decline from the price at which it traded one, two, and three years earlier (adjusted for a one-for-ten reverse stock split in 2007). Because of that, a sale of stock, convertible debt, or other forms of stock-based securities in order to raise even a relatively moderate amount of funds would significantly dilute the percentage ownership of our existing stockholders.

IESA is in a position to prevent us from selling stock.

It is likely that anyone who purchases from us a significant amount of our common stock will insist on receiving a discount even from the current very low market price of the stock. Under the rules of the NASDAQ Global Market, a sale of 20% or more of our stock for less than its market price (or its book value) must be approved by our stockholders. Because IESA owns a majority of our common stock, we will not be able to obtain stockholder approval of a sale of 20% or more of our common stock if IESA opposes it. IESA has historically desired to maintain its ownership of a majority of our outstanding stock. Because IESA currently owns only a little more than 50% of our common stock, unless IESA changes that position, we will not be able to sell stock or securities that are convertible into our common stock unless we simultaneously sell shares to IESA or otherwise enter into a transaction in which we issue shares to IESA.

AVAILABLE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act, are available to the public free of charge over the Internet at our website at http://www.atari.com or at the SEC’s web site at http://www.sec.gov. Our SEC filings will be available on our website as soon as reasonably practicable after we have electronically filed or furnished them to the SEC. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

ITEM 1B.  UNRESOLVED STAFF COMMENTS

None.

ITEM 2.  PROPERTIES

The following table contains the detail of the square footage of our properties by geographic location as of March 31, 2007:

	North
	America	Europe	Total

New York	70,000	—	70,000
California	20,476	—	20,476
Washington	65,500	—	65,500
Massachusetts	53,184	—	53,184
Newcastle, UK	—	14,576	14,576

Total	209,160	14,576	223,736

New York.  In fiscal 2007, our principal offices were located in approximately 70,000 square feet of office space at 417 Fifth Avenue in New York City. The term of this lease commenced on July 1, 2006 and is to expire on June 30, 2021. Upon entering into this lease, our previous lease was terminated. The previous lease of approximately 90,000 square feet of office space at the same location commenced in December 1996 and was to expire in December 2006 (see Item 7 for further details). We had subleased 10,000 square feet of such space for a period beginning in May 2003 and ending in December 2006; our obligations under this sublease were assigned to and assumed by the Landlord effective July 1, 2006. In August 2007, we agreed to surrender, effective December 31, 2007, one-half of square feet of the space we are leasing. We also lease corporate residences in the greater New York City area for use by our executive officers, directors, and consultants.

California.  During a portion of fiscal 2007, we leased approximately 17,400 square feet of office space in Santa Monica, California, under a lease which expired in May 2006. We also lease approximately 16,460 square feet of office space in Newport Beach, California for use by Shiny, an internal development studio which was sold in September 2006 (see Development). This lease has been subleased to the purchaser of Shiny; the lease expires in

August 2007. Additionally, we had a lease for approximately 15,000 square feet of office space in Sunnyvale, California, which expired in December 2006. The occupants of this facility were relocated in December 2006 to 4,016 square feet of new office space that we leased in Santa Clara, California, which expires in December 2009.

Washington.  We lease approximately 65,500 square feet of office space in Bothell, Washington, under a lease which expires in May 2008. This office space was occupied by our Humongous studio, which was sold in August 2005. We now sublease parking lot space and the majority of the office space under seven subleases, one of which expires in April 2008 and six of which expire in May 2008.

Massachusetts.  In Beverly, Massachusetts, we sublease a portion of the 53,184 square feet of the office space leased by Atari Interactive. Our lease expires in June 2007. In June 2005, we ceased operations at this location; no sublease has been entered into.

Europe.  In Newcastle upon Tyne, United Kingdom, we lease approximately 14,576 square feet of office space, which was occupied by our formerly wholly-owned Reflections studio, which was sold in August 2006 (see Development). This lease expires in August 2011. The purchaser of Reflections currently subleases this space from us in a sublease which expires in August 2007. The sublease is expected to be renewed through fiscal 2008.

ITEM 3.  LEGAL PROCEEDINGS

Our management believes that the ultimate resolution of any of the matters summarized below and/or any other claims which are not stated herein, if any, will not have a material adverse effect on our liquidity, financial condition or results of operations. With respect to matters in which we are the defendant, we believe that the underlying complaints are without merit and intend to defend ourselves vigorously.

Bouchat v. Champion Products, et al. (Accolade)

This suit involving Accolade, Inc. (a predecessor entity of Atari, Inc.) was filed in 1999 in the District Court of Maryland. The plaintiff originally sued the NFL claiming copyright infringement of a logo being used by the Baltimore Ravens that plaintiff allegedly designed. The plaintiff then also sued nearly 500 other defendants, licensees of the NFL, on the same basis. The NFL hired White & Case to represent all the defendants. Plaintiff filed an amended complaint in 2002. In 2003, the District Court held that plaintiff was precluded from recovering actual damages, profits or statutory damages against the defendants, including Accolade. Plaintiff has appealed the District Court’s ruling to the Fourth Circuit Court of Appeals. White & Case continues to represent Accolade and the NFL continues to bear the cost of the defense.

Indigo Moon Productions, LLC v. Hasbro, Inc., et al.

On August 12, 2005, Indigo Moon Productions, LLC, or Indigo Moon, filed a lawsuit against Hasbro, Inc., Hasbro Interactive, Atari Interactive, us and Infogrames, Inc. in the United States District Court in the Western District of Kentucky. Indigo Moon alleges that on or about June 28, 2000, Indigo Moon and Hasbro Interactive, Inc. (n/k/a Atari Interactive) entered into a Confidential Information Agreement for sharing information regarding the possibility of cooperating on the production or exploitation of interactive games. Indigo Moon alleges that it provided Atari Interactive with designs and concepts for a computerized version of Clue and that Atari Interactive represented that it would compensate Indigo Moon for its work, but did not. Indigo Moon further alleges that in October 2003 Hasbro, Atari Interactive and/or Infogrames, Inc. (n/k/a Atari) released a Clue FX Game and that in the Spring of 2005 Hasbro, Atari Interactive and/or Infogrames, Inc. released Clue Mysteries, each of which allegedly incorporates Indigo Moon’s work. Indigo Moon’s complaint alleges the following specific causes of action: breach of express contract, breach of implied contract, promissory estoppel, quasi-contract and unjust enrichment, breach of a confidential relationship and misappropriation of trade secret; and seeks unspecified damages. Plaintiff has agreed to dismiss us from this case without prejudice and to proceed against the remaining defendants. A Notice of Dismissal has been filed with the Court and Atari, Inc. has been dismissed from this case.

Ernst & Young, Inc. v. Atari, Inc.

On July 21, 2006 we were served with a complaint filed by Ernst & Young as Interim Receiver for HIP Interactive, Inc. This suit was filed in New York State Supreme Court, New York County. HIP is a Canadian company that has gone into bankruptcy. HIP contracted with us to have us act as its distributor for various software products in the U.S. HIP is alleging breach of contract claims; to wit, that we failed to pay HIP for product in the amount of $0.7 million. We will investigate filing counter claims against HIP, as HIP owes us, via our Canadian Agent, Hyperactive, for our product distributed in Canada. Our answer and counterclaim were filed in August of 2006 and we initiated discovery against Ernst & Young at the same time. Settlement discussions commenced in September 2006 and are currently on-going.

Research in Motion Limited v. Atari, Inc. and Atari Interactive, Inc.

On October 26, 2006, Research in Motion Limited, or RIM, filed a claim against us and Atari Interactive in the Ontario Superior Court of Justice. RIM is seeking a declaration that (i) the game BrickBreaker, as well as the copyright, distribution, sale and communication to the public of copies of the game in Canada and the United States, does not infringe any Atari copyright for Breakout or Super Breakout in Canada or the United States, (ii) the audio-visual displays of Breakout do not constitute a work protected by copyright under Canadian law, and (iii) Atari holds no right, title or interest in Breakout under US or Canadian law. RIM is also requesting the costs of the action and such other relief as the court deems appropriate. Breakout and Super Breakout are games owned by Atari Interactive. On January 19, 2007, RIM added claims to its case requesting a declaration that (i) its game Meteor Crusher does not infringe an Atari copyright for its game Asteroids in Canada, (ii) the audio-visual displays of Asteroids do not constitute a work protected under Canadian law, and (iii) Atari holds no right, title or interest in Asteroids under Canadian law. In August 2007, the Court ruled against Atari’s December 2006 motion to have the RIM claims dismissed on the grounds that there is no statutory relief available to RIM under Canadian law. Atari is in the process of appealing this decision.

ITEM 4.  SUBMISSION OF MATTERS TO VOTE OF SECURITY HOLDERS

A Special Meeting of Stockholders was held on January 3, 2007. Of the 134,779,670 shares of common stock outstanding and entitled to vote at the Special Meeting, 115,577,742 shares were present in person or by proxy, each entitled to one vote on each matter to come before the meeting. The matters acted upon at our Special Meeting of Stockholders, and the voting tabulation for each such matter is as follows:

Proposal 1.  To approve amendments to our Restated Certificate of Incorporation that will (i) effectuate a one-for-ten reverse stock split, and (ii) decrease the number of shares that Atari is authorized to issue.

			Broker Non-
For	Against	Abstain	Votes

114,048,433	1,247,847	281,462	0

As set forth above, at the Special Meeting, the stockholders of Atari approved the amendments of our Restated Certificate of Incorporation. On January 3, 2007, we filed with the Secretary of State of the State of Delaware a Certificate of Amendment to our Restated Certificate of Incorporation. The Certificate of Amendment was effective as of January 3, 2007, and affected a one-for-ten reverse stock split of our issued and outstanding shares of Common Stock, par value $0.01 and decreased the number of shares of Common Stock we are authorized to issue from 300,000,000 to 30,000,000. As of January 3, 2007, every 10 shares of our issued and outstanding Common Stock, $0.01 par value, automatically converted to one share of Common Stock, $0.10 par value. No fractional shares were issued in connection with the reverse split. Cash was paid in lieu of fractional shares. The Reverse Split did not alter any voting rights or other terms of our Common Stock. In accordance with the Reverse Split, the Compensation Committee of our Board of Directors adjusted the amount of shares reserved under, and all awards made pursuant to, the Atari, Inc. 2005 Stock Incentive Plan and all of our prior stock incentive plans, as applicable.

PART II

ITEM 5.	MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Our Common Stock is quoted on the NASDAQ Global Market under the symbol “ATAR.” The high and low sale prices for our Common Stock as reported by the NASDAQ Global Market for the fiscal years ended March 31, 2006 and March 31, 2007 (adjusted to give effect to a one-for-ten reverse stock split that was effective on January 3, 2007) are summarized below.

	High	Low

Fiscal 2006
First Quarter	$31.80	$23.00
Second Quarter	$29.40	$11.50
Third Quarter	$14.60	$9.79
Fourth Quarter	$11.80	$5.61
Fiscal 2007
First Quarter	$9.70	$4.70
Second Quarter	$7.90	$4.75
Third Quarter	$6.00	$4.60
Fourth Quarter	$6.50	$2.94

On September 10, 2007, the last reported sale price of our Common Stock on the NASDAQ Global Market was $2.60. As of September 10, 2007, there were approximately 358 record owners of our Common Stock.

We currently anticipate that we will retain all of our future earnings for use in the expansion and operation of our business. We have not paid any cash dividends nor do we anticipate paying any cash dividends on our Common Stock in the foreseeable future. In addition, the payment of cash dividends may be limited by financing agreements entered into by us.

Securities Authorized for Issuance under Equity Compensation Plans

The table setting forth this information is included in Part III — Item 12. Security Ownership of Certain Beneficial Owners and Management.

Recent Sales of Unregistered Securities

None.

Purchase of Equity Securities by the Issuer and Affiliated Purchases.

None.

ITEM 6.	SELECTED FINANCIAL DATA

The following tables set forth selected consolidated financial information which, for the nine months ended March 31, 2003, and the years ended March 31, 2004, 2005, 2006, and 2007, is derived from our audited consolidated financial statements. Effective March 28, 2003, we changed our fiscal year-end from June 30 to March 31.

In the first quarter of fiscal 2007, management committed to a plan to divest of our previously wholly-owned Reflections studio and its related Driver intellectual property, and in August 2006, we sold to a third party the Driver intellectual property as well as certain assets of Reflections. Therefore, beginning in the first quarter of fiscal 2007, we began to classify the results of Reflections as results of discontinued operations, and all prior period financial statements have been restated retroactively to reflect this classification.

These tables should be read in conjunction with our Consolidated Financial Statements, including the notes thereto, appearing elsewhere in this Form 10-K. See “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Nine Months
	Ended
	March 31,	Years Ended March 31,
	2003	2004	2005(1)	2006(1)(2)	2007(1)(2)(3)

Statement of Operations Data:
Net revenues	$393,529	$465,639	$343,837	$206,796	$122,285
Operating income (loss)	32,258	20,840	(23,970)	(62,977)	(77,644)
Income (loss) from continuing operations	22,908	13,606	(14,855)	(63,375)	(66,586)
(Loss) income from discontinued operations of Reflections Interactive Ltd, net of tax provision of $0, $0, $9,352, $0, and $7,559, respectively	(4,838)	(12,840)	20,547	(5,611)	(3,125)
Net income (loss)	18,070	766	5,692	(68,986)	(69,711)
Dividend to parent	—	(39,351)	—	—	—
Income (loss) attributable to common stockholders	$18,070	$(38,585)	$5,692	$(68,986)	$(69,711)
Basic and diluted income (loss) per share attributable to common stockholders(4):
Income (loss) from continuing operations	$3.28	$1.40	$(1.22)	$(4.93)	$(4.94)
(Loss) income from discontinued operations of Reflections Interactive Ltd, net of tax	(0.69)	(1.32)	1.69	(0.43)	(0.23)

Net income (loss)	2.59	0.08	0.47	(5.36)	(5.17)
Dividend to parent	—	(4.06)	—	—	—

Income (loss) attributable to common stockholders	$2.59	$(3.98)	$0.47	$(5.36)	$(5.17)

Basic weighted average shares outstanding(4)	6,988	9,699	12,128	12,863	13,477
Diluted weighted average shares outstanding(4)	7,006	9,699	12,159	12,863	13,477

(1)	During fiscal 2005, 2006, and 2007, we recorded restructuring expenses of $4.9 million, $8.9 million, and $0.7 million, respectively.

(2)	During fiscal 2006, we recorded a gain on sale of intellectual property of $6.2 million and in fiscal 2007, we recorded a gain on sale of intellectual property of $9.0 million and a gain on sale of development studio assets of $0.9 million. Additionally, in fiscal 2007 the gain on sale of Reflections of $11.5 million is included as a reduction of the loss from discontinued operations.

(3)	During fiscal 2007, we recorded an impairment loss on our goodwill of $54.1 million, which is included in the loss from continuing operations.

(4)	Reflects the one-for-ten reverse stock split effected on January 3, 2007. All periods have been restated retroactively to reflect the reverse stock split.

	March 31,
	2003	2004	2005	2006	2007

Balance Sheet Data:
Cash	$392	$8,858	$9,988	$14,948	$7,603
Working capital (deficit)	(90,260)	25,844	34,467	(2,996)	1,213
Total assets	232,082	193,956	190,039	143,670	42,819
Total debt	220,061	—	—	—	—
Stockholders’ equity (deficit)	(96,918)	115,063	120,667	73,212	3,094

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Going Concern

Until 2005, we were actively involved in developing video games and in financing development of video games by independent developers, which we would publish and distribute under licenses from the developers. However, beginning in 2005, because of cash constraints, we substantially reduced our involvement in development of video games, and announced plans to divest ourselves of our internal development studios.

During fiscal 2006 and 2007, we sold a number of intellectual properties and development facilities in order to obtain cash to fund our operations. During 2007, we raised approximately $35.0 million through the sale of the rights to the Driver games and certain other intellectual property, and the sale of our Reflections and Shiny studios. By the end of fiscal 2007, we did not own any development studios.

The reduction in our development and development financing activities has significantly reduced the number of games we publish. During fiscal 2007, our revenues from publishing activities were $104.7 million, compared with $153.6 million during fiscal 2006 and $289.6 million during fiscal 2005.

We are in the process of developing a strategic plan that would expand our activities into new, emerging aspects of the video game industry, including casual games, online sites, digital downloading, advergaming, and brand licensing. However, our ability to do those things will require that we have a source of funding and some of them will require expansion and extension of our rights to use and sublicense certain properties, including our license to use the “Atari” name.

For the year ended March 31, 2007, our net revenues were only $122.3 million, compared with $206.8 million in the prior year, and we had an operating loss of $77.6 million in fiscal 2007, which included a charge of $54.1 million for the impairment of our goodwill, which is related to our publishing unit. We have taken significant steps to reduce our costs. Our ability to deliver products on time depends in good part on developers’ ability to meet completion schedules. Further, our expected releases in fiscal 2008 are even fewer than our releases in fiscal 2007. In addition, most of our releases for fiscal 2008 are focused on the holiday season. As a result our cash needs have become more seasonal and we face significant cash requirements to fund our working capital needs during the second quarter of our fiscal year.

Currently, our only borrowing facility is an asset-based secured credit facility that we established in November 2006 with a group of lenders for which Guggenheim is the administrative agent. The credit facility consists of a revolving line of credit in an amount up to $15.0 million (subject to a borrowing base calculation), which includes a $10.0 million sublimit for the issuance of letters of credit. However, the maximum borrowings we can make under the credit facility will not by themselves provide all the funding we will need for the calendar 2007 holiday season. Further, the credit facility may be terminated if we do not comply with financial and other covenants prior to our need for borrowing (i.e. Nasdaq Delisting).

Historically, we have relied on IESA to provide limited financial support to us, through loans or, in recent years, through purchases of assets. However, IESA has its own financial needs, and its ability to fund its subsidiaries’ operations, including ours, is limited. Therefore, there can be no assurance we will ultimately receive any funding from IESA.

The uncertainty caused by these above conditions raises substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We are still exploring various alternatives to improve our financial position and secure other sources of financing which could include raising equity, forming both operational and financial strategic partnerships, renegotiating or entering into a new credit facility, entering into new arrangements to license intellectual property, and selling selected owned intellectual property and licensed rights. Further, as we are contemplating various alternatives, we utilize a special committee of our board of directors, consisting of our independent board members, James Ackerly, Ronald Bernard, and Michael Corrigan, who are authorized to review significant and special transactions. We continue to examine the reduction of working capital requirements to further conserve cash and may need to take additional actions in the near-term, which may include additional personnel reductions and suspension of certain development projects during fiscal 2008. In May of 2007, we announced a workforce reduction of approximately 20%.

The above actions may or may not prove to be consistent with our long-term strategic objectives, which have been shifted in the last fiscal year, as we have discontinued our internal development activities and increased our focus on online and casual gaming, among other things. We cannot guarantee the completion of these actions or that such actions will generate sufficient resources to fully address the uncertainties of our financial position.

Related party transactions

We are involved in numerous related party transactions with IESA and its subsidiaries. These related party transactions include, but are not limited to, the purchase and sale of product, game development, administrative and support services and distribution agreements. In addition, we use the name “Atari” under a license from Atari Interactive (a wholly-owned subsidiary of IESA) that expires in 2013.

Reverse Stock Split

On January 3, 2007, we effected a one-for-ten reverse stock split. The number of shares we are authorized to issue was reduced from 300,000,000 to 30,000,000, and the par value was increased from $0.01 to $0.10 per share. Preferred stock remain at 5,000,000 authorized shares with a par value of $0.01 per share, none of which are outstanding.

Business and Operating Segments

We are a global publisher and developer of video game software for gaming enthusiasts and the mass-market audience, and a distributor of video game software in North America. We develop, publish, and distribute (both retail and digital) games for all platforms, including Sony PlayStation 2, PlayStation 3, and PSP; Nintendo Game Boy Advance, GameCube, DS, and Wii; Microsoft Xbox and Xbox 360; and personal computers, referred to as PCs. We also publish and sublicense games for the wireless, internet (casual games, MMOGs), and other evolving platforms, an area to which we have begun to devote increasing attention. Our diverse portfolio of products extends across most major video game genres, including action, adventure, strategy, role-playing, and racing. Our products are based on intellectual properties that we have created internally and own or that have been licensed to us by third parties. We leverage external resources in the development of our games, assessing each project independently to determine which development team is best suited to handle the product based on technical expertise and historical development experience, among other factors. During fiscal 2007, we sold our remaining internal development studios; we believe that through the use of independent developers it will be more cost efficient to publish certain of our games. Additionally, through our relationship with IESA, our products are distributed exclusively by IESA throughout Europe, Asia and other regions. Through our distribution agreement with IESA, we have the rights to publish and sublicense in North America certain intellectual properties either owned or licensed by IESA or its subsidiaries, including Atari Interactive. We also manage the development of certain product at studios owned by IESA that focus solely on game development.

In addition to our publishing and development activities, we also distribute video game software in North America for titles developed by third-party publishers with whom we have contracts. As a distributor of video game software throughout the U.S., we maintain distribution operations and systems that reach in excess of 30,000 retail outlets nationwide. Consumers have access to interactive software through a variety of outlets, including mass-merchant retailers such as Wal-Mart and Target; major retailers, such as Best Buy and Toys ’R’ Us; and specialty stores such as GameStop. Our sales to key customers Wal-Mart, GameStop, and Target accounted for approximately 25.1%, 19.2%, and 10.3%, respectively, of net revenues (excluding international royalty, licensing, and other income) for the year ended March 31, 2007. No other customers had sales in excess of 10% of net product revenues. Additionally, our games are made available through various internet, online, and wireless networks.

Adoption of FASB Statement No. 123(R)

Effective April 1, 2006, we adopted the provisions of Financial Accounting Standards Board (“FASB”) Statement No. 123(R), “Share-Based Payment,” which requires the measurement and recognition of compensation expense at fair value for employee stock awards. Prior to fiscal 2007, we accounted for employee stock option plans under the intrinsic value method prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Included in the fiscal 2007 net loss is $1.6 million of stock-based compensation expense, of which $0.9 million is included in research and product development expenses, $0.6 million is included in general and administrative expenses, and $0.1 million is included in selling and distribution expenses. No such expense was recorded in prior periods.

Key Challenges

The video game industry has experienced an increased rate of change and complexity in the technological innovations of video game hardware and software. In addition to these technological innovations, there has been greater competition for retail shelf space as well as increased buyer selectivity. There is also increased competition for creative and executive talent. As a result, the video game industry has become increasingly hit-driven, which has led to higher per game production budgets, longer and more complex development processes, and generally shorter product life cycles. The importance of the timely release of hit titles, as well as the increased scope and complexity of the product development process, have increased the need for disciplined product development processes that limit costs and overruns. This, in turn, has increased the importance of leveraging the technologies, characters or storylines of existing hit titles into additional video game software franchises in order to spread development costs among multiple products.

We suffered large operating losses during fiscal 2007 and 2006. To fund these losses, we sold assets, including intellectual property rights related to game franchises that had generated substantial revenues for us and including our development studios. Further significant asset sales may not be practical if we are going to continue to engage in our current activities. However, we have both short and long term need for funds. Currently, our only credit line is an asset based secured credit line that is limited to $15.0 million (subject to a borrowing base calculation), and which the lenders will have the right to cancel if, as is likely, we fail to meet financial covenants at June 30, 2007 (the lenders waived defaults resulting from our failure to meet financial covenants at March 31, 2007). Even if the credit line remains in effect, it will not provide all the funds we will need to pay for inventory that will be needed for the calendar 2007 holiday season. Historically, IESA has sometimes provided funds we needed for our operations, but it is not certain that it will be able, or will be willing, to provide the funding we will need for fiscal 2008 or subsequent to that.

The “Atari” name (which we license) has been an important part of our branding strategy, and we believe it provides us with an important competitive advantage in dealing with video game developers and in distributing products. Further, our management has been working on a strategic plan to replace part of the revenues we lost in recent years by expanding into new emerging aspects of the video game industry, including casual games, online sites, and digital downloading. In addition, we are considering licensing the “Atari” name for use in products other than video games. However, our ability to do at least some of those things will require expansion and extension of our rights to use and sublicense others to use the “Atari” name. We have no agreements or understandings that assure us that we will be able to expand the purposes for which we can use the “Atari” name or extend the period during which we will be able to use it.

Critical Accounting Policies

Our discussion and analysis of financial condition and results of operations relates to our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to accounts and notes receivable, inventories, intangible assets, investments, income taxes and contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue recognition, sales returns, price protection, other customer related allowances and allowance for doubtful accounts

Revenue is recognized when title and risk of loss transfer to the customer, provided that collection of the resulting receivable is deemed probable by management.

Sales are recorded net of estimated future returns, price protection and other customer related allowances. We are not contractually obligated to accept returns; however, based on facts and circumstances at the time a customer may request approval for a return, we may permit the return or exchange of products sold to customers. In addition, we may provide price protection, co-operative advertising and other allowances to customers in accordance with industry practice. These reserves are determined based on historical experience, market acceptance of products produced, retailer inventory levels, budgeted customer allowances, the nature of the title and existing commitments to customers. Although management believes it provides adequate reserves with respect to these items, actual activity could vary from management’s estimates and such variances could have a material impact on reported results.

We maintain allowances for doubtful accounts for estimated losses resulting from the failure of our customers to make payments when due or within a reasonable period of time thereafter. If the financial condition of our customers were to deteriorate, resulting in an inability to make required payments, additional allowances may be required.

For the years ended March 31, 2005, 2006, and 2007, we recorded allowances for bad debts, returns, price protection and other customer promotional programs of approximately $79.9 million, $56.9 million, and $22.7 million, respectively. As of March 31, 2006 and March 31, 2007, the aggregate reserves against accounts receivable for bad debts, returns, price protection and other customer promotional programs were approximately $30.9 million and $14.1 million, respectively.

Inventories

We write down our inventories for estimated slow-moving or obsolete inventories equal to the difference between the cost of inventories and estimated market value based upon assumed market conditions. If actual market conditions are less favorable than those assumed by management, additional inventory write-downs may be required. For the years ended March 31, 2005, 2006, and 2007, we recorded obsolescence expense of approximately $2.6 million, $3.7 million, and $2.5 million, respectively. As of March 31, 2006 and March 31, 2007, the aggregate reserve against inventories was approximately $2.4 million and $1.9 million, respectively.

Research and product development expenses

Research and product development expenses related to the design, development, and testing of newly developed software products, both internal and external, are charged to expense as incurred. Research and product development expenses also include royalty payments (milestone payments) to third-party developers for products that are currently in development. Once a product is sold, we may be obligated to make additional payments in the form of backend royalties to developers which are calculated based on contractual terms, typically a percentage of sales. Such payments are expensed and included in cost of goods sold in the period the sales are recorded.

Rapid technological innovation, shelf-space competition, shorter product life cycles and buyer selectivity have made it difficult to determine the likelihood of individual product acceptance and success. As a result, we follow the policy of expensing milestone payments as incurred, treating such costs as research and product development expenses.

Licenses

Licenses for intellectual property are capitalized as assets upon the execution of the contract when no significant obligation of performance remains with us or the third party. If significant obligations remain, the asset is capitalized when payments are due or when performance is completed as opposed to when the contract is executed. These licenses are amortized at the licensor’s royalty rate over unit sales to cost of goods sold. Management evaluates the carrying value of these capitalized licenses and records an impairment charge in the period management determines that such capitalized amounts are not expected to be realized. Such impairments are charged to cost of goods sold if the product has released or previously sold, and if the product has never released, these impairments are charged to research and product development expenses.

Atari Trademark License

In connection with a recapitalization completed in fiscal 2004, Atari Interactive extended the term of the license under which we use the Atari trademark to ten years expiring on December 31, 2013. We issued 200,000 shares of our common stock to Atari Interactive for the extended license and will pay a royalty equal to 1% of our net revenues during years six through ten of the extended license. We recorded a deferred charge of $8.5 million, representing the fair value of the shares issued, which was expensed monthly until it became fully expensed in the first quarter of fiscal 2007. The monthly expense was based on the total estimated cost to be incurred by us over the ten-year license period; upon the full expensing of the deferred charge, this expense is being recorded as a deferred liability owed to Atari Interactive, to be paid beginning in year six of the license. Based on these assumptions, a $100.0 million increase/decrease in the estimated total net revenues during years six through ten of the extended license period would result in a $0.2 million increase/decrease in this expense. During fiscal 2007, we recorded $2.2 million of expense related to this license.

Goodwill and Acquired Intangible Assets

Goodwill is the excess purchase price paid over identified intangible and tangible net assets of acquired companies. Goodwill is not amortized, and is tested for impairment at the reporting unit level annually or when there are any indications of impairment, as required by FASB Statement No. 142, “Goodwill and Other Intangible Assets.” A reporting unit is an operating segment for which discrete financial information is available and is regularly reviewed by management. We only have one reporting unit, our publishing business, to which goodwill is assigned.

A two-step approach is required to test goodwill for impairment for each reporting unit. The first step tests for impairment by applying fair value-based tests (described below) to a reporting unit. The second step, if deemed necessary, measures the impairment by applying fair value-based tests to specific assets and liabilities within the reporting unit. Application of the goodwill impairment tests require judgment, including identification of reporting units, assignment of assets and liabilities to each reporting unit, assignment of goodwill to each reporting unit, and determination of the fair value of each reporting unit. The determination of fair value for each reporting unit could be materially affected by changes in these estimates and assumptions. Such changes could trigger impairment.

In fiscal 2007, we completed the first step of the annual goodwill impairment testing as of December 31, 2006 with regard to the goodwill, which is all associated with our publishing business. As part of step one, we considered three methodologies to determine the fair-value of our reporting unit. The first, which we believe is our primary and most reliable approach, is a market capitalization approach. This aligns our market capitalization at the balance sheet date to our publishing business, as we believe this measure is a good indication of third-party determination of fair value. The second approach entails determining the fair value of the reporting unit using a discounted cash flow methodology, which requires significant judgment to estimate the future cash flows and to determine the appropriate discount rates, growth rates, and other assumptions. The third approach is an orderly sale of assets process, which values the publishing unit based on estimated sale price of assets and intellectual property, less any related liabilities. Due to our history of operating losses and diminishing financial performance, we do not place heavy reliance on the second approach. The third approach is not a commonly used analysis; therefore, we place minimal reliance on that approach as well. Pursuant to the analysis using the market capitalization approach, we found no indications of impairment of our recorded goodwill at December 31, 2006.

However, during the fourth quarter ended March 31, 2007, our market capitalization declined significantly. As this measure is our primary indicator of the fair value of our publishing unit, management considered this decline to be a triggering event, requiring us to perform an impairment analysis. As of March 31, 2007, we completed this analysis and our management, with the concurrence of the Audit Committee of our Board of Directors, has concluded that an impairment charge of $54.1 million should be recognized. This is a non-cash charge and has been recorded in the fourth quarter of fiscal 2007.

During fiscal 2007, we recorded acquired intangible assets for website development costs (related to the Atari Online website, including a URL), which are accounted for in accordance with Emerging Issues Task Force (“EITF”) 00-02, “Accounting for Web Site Development Costs.” EITF 00-02 requires that web site development costs be treated as computer software developed for internal use, and that costs incurred in the application and development stages be capitalized in accordance with AICPA Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” As of March 31, 2007, we determined that certain of the acquired intangible assets previously capitalized no longer provided a future benefit to the company, as management decided at the end of the fourth quarter to move to an outsourced technology model; these costs were written off, and the charge is included in research and product development expenses for the year ended March 31, 2007.

Results of Operations

Year ended March 31, 2006 versus year ended March 31, 2007

Consolidated Statement of Operations (dollars in thousands):

	Year Ended		Year Ended		(Decrease)/
	March 31,	% of Net	March 31,	% of Net	Increase
	2006	Revenues	2007	Revenues	$	%

Net revenues	$206,796	100.0%	$122,285	100.0%	(84,511)	(40.9)%
Costs and expenses:
Cost of goods sold	133,604	64.6%	72,629	59.4%	(60,975)	(45.6)%
Research and product development expenses	51,887	25.1%	30,077	24.6%	(21,810)	(42.0)%
Selling and distribution expenses	42,985	20.8%	25,296	20.7%	(17,689)	(41.2)%
General and administrative expenses	30,385	14.7%	21,788	17.8%	(8,597)	(28.3)%
Restructuring expenses	8,867	4.3%	709	0.6%	(8,158)	(92.0)%
Impairment of goodwill	—	0.0%	54,129	44.3%	54,129	100.0%
Gain on sale of intellectual property	(6,224)	(3.0)%	(9,000)	(7.4)%	2,776	44.6%
Gain on sale of development studio assets	—	0.0%	(885)	(0.7)%	885	100.0%
Atari trademark license expense	3,067	1.5%	2,218	1.8%	(849)	(27.7)%
Depreciation and amortization	5,202	2.5%	2,968	2.4%	(2,234)	(42.9)%

Total costs and expenses	269,773	130.5%	199,929	163.5%	(69,844)	(26.0)%

Operating (loss)	(62,977)	(30.5)%	(77,644)	(63.5)%	14,667	23.3%
Interest (expense) income, net	(595)	(0.2)%	301	0.2%	(896)	(150.6)%
Other (expense) income	(208)	(0.1)%	77	0.1%	(285)	(137.0)%

(Loss) before (benefit from) income taxes	(63,780)	(30.8)%	(77,266)	(63.2)%	13,486	21.2%
(Benefit from) income taxes	(405)	(0.2)%	(10,680)	(8.8)%	10,275	2,537.0%

(Loss) from continuing operations	(63,375)	(30.6)%	(66,586)	(54.4)%	3,211	5.1%
(Loss) from discontinued operations of Reflections Interactive Ltd, net of tax provision of $0 and $7,559, respectively	(5,611)	(2.8)%	(3,125)	(2.6)%	(2,486)	(44.3)%

Net (loss)	$(68,986)	(33.4)%	$(69,711)	(57.0)%	$725	1.1%

Net Revenues

Net revenues by segment for the years ended March 31, 2006 and 2007 are as follows (in thousands):

	Years Ended March 31,
	2006	2007	(Decrease)

Publishing	$153,598	$104,650	$(48,948)
Distribution	53,198	17,635	(35,563)

Total	$206,796	$122,285	$(84,511)

The platform mix for the years ended March 31, 2006 and 2007 for net publishing revenues from product sales is as follows:

	Publishing Platform Mix
	2006	2007

PlayStation 2	35.5%	35.5%
PC	32.7%	27.2%
Xbox 360	0.0%	12.1%
Nintendo Wii	0.0%	8.4%
PlayStation Portable	2.1%	7.6%
Game Boy Advance	6.7%	3.9%
Plug and Play	9.3%	2.8%
Nintendo DS	2.1%	2.0%
Xbox	9.8%	0.3%
Game Cube	1.8%	0.2%

Total	100.0%	100.0%

Net revenues for the year ended March 31, 2007 decreased approximately 40.9%, largely due to fewer successful new releases and product launch delays, compounded by decreased international royalty income.

•	The fiscal 2007 net publishing revenues of $104.7 million include net product sales from new releases of $61.8 million, driven by Dragon Ball Z: Budokai Tenkaichi 2 (PlayStation 2 and Nintendo Wii), Neverwinter Nights 2 (PC), and Test Drive Unlimited (Xbox 360, PlayStation 2, PSP, and PC). Comparatively, in fiscal 2006, net publishing revenues of $153.6 million were driven by new release sales of $95.1 million which included Dragon Ball Z: Budokai Tenkaichi (PlayStation 2), Matrix: Path of Neo (PlayStation 2, Xbox, and PC), Atari Flashback 2.0 (plug and play), and Getting Up: Contents Under Pressure (PlayStation 2, Xbox, and PC).

•	During the year ended March 31, 2007, back catalogue sales were 28% of our net product revenues, compared with 24% of our net product revenues during fiscal 2006.

•	Publishing net revenues include international royalty income earned on IESA’s international sales of our titles. International royalty income decreased by $8.3 million from $13.5 million in fiscal 2006 to $5.2 million in fiscal 2007. The current year income was driven by international sales of Test Drive Unlimited, while the prior year’s income reflected international sales of Matrix: Path of Neo, Getting Up: Contents Under Pressure, and Indigo Prophecy.

•	Domestic licensing and other income, included in publishing net revenues, decreased slightly to $12.0 million from $12.1 million in fiscal 2006. Included in this change are:

•	decreased domestic licensing income of $1.0 million in fiscal 2007 due to an overall decrease in volume of licensing transactions, offset by

•	increased miscellaneous revenues of $0.9 million driven by increased quality and assurance services (product testing) performed, and sponsorship and in-game advertising revenue which did not exist in fiscal 2006.

•	The overall average sales price (“ASP”) of the publishing business was relatively consistent with fiscal 2006, increasing slightly from $20.50 to $20.80 in fiscal 2007. Trends include:

•	increase in the ASP for PC titles from $14.67 to $17.44, and

•	decrease in the ASP for console titles from $25.44 to $22.41. The current year includes sales of Xbox 360 and Nintendo Wii titles, with ASPs of $31.04 and $36.37, respectively, that were not included in fiscal 2006; however, this is offset by a decrease in the ASP for Xbox titles from $30.33 to $5.55, and in

PlayStation 2 titles from $29.28 to $21.05, as a result of the recent transition to the newest generation consoles.

•	Platform mix in fiscal 2007 consisted of 27.2% PC products and 72.8% console (including plug and play) products, as compared with fiscal 2006’s mix of 32.7% PC products and 67.3% console (including plug and play) products.

•	In the fourth quarter of fiscal 2006, we recorded additional price protection allowances of $4.2 million in connection with our aggressive pricing program, which reduced console and certain PC titles sold prior to March 31, 2006 to a retail price of $19.95.

Total distribution net revenues decreased by $35.6 million, or 66.9%, due to an overall decrease in product sales of third party publishers as a result of management’s decision to reduce our third party distribution operations in efforts to move away from lower margin products. Due to our financial constraints related to fully funding our product development program, we will attempt to increase our focus on higher-margin distribution in the future.

Cost of Goods Sold

Cost of goods sold as a percentage of net revenues can vary primarily due to segment mix, platform mix within the publishing business, average unit sales prices, mix of royalty bearing products and mix of licensed product. These expenses decreased by $61.0 million primarily from decreased sales volume. Cost of goods sold as a percentage of net revenues decreased from 64.6% to 59.4%, reflecting:

•	a lower mix of higher cost third-party distributed product sales as a percentage of net revenues (14.4% in fiscal 2007 compared with 25.7% in fiscal 2006), and

•	a lower mix of royalty bearing products (fiscal 2006 included sales of Matrix: Path of Neo and Getting Up: Contents Under Pressure, both bearing a high amount of royalty expense).

Research and Product Development Expenses

Research and product development expenses consist of development costs relating to the design, development, and testing of new software products whether internally or externally developed, including the payment of royalty advances to third-party developers on products that are currently in development and billings from related party developers. We expect to increase the use of external developers as we have sold all of our internal development studios. These expenses for the year ended March 31, 2007 decreased approximately $21.8 million due to:

•	a decrease in expense incurred with external developers of $6.9 million from lack of financial resources to invest in full-fledged development projects (however, we do expect to see savings in research and product development cost in the future if we focus on casual gaming, which has lower development costs),

•	a decrease in spending of $10.0 million at our related party development studios due to the sale of our Stuntman franchise and development project, in process at Paradigm in fiscal 2006, as well as the completion of Test Drive Unlimited on Xbox 360, released in September 2006 and in process at Eden Studios and Atari Melbourne House (which was sold in fiscal 2007) in fiscal 2006, and

•	a decrease in salary and other related expenses of $7.9 million due to the closure of the Beverly and Santa Monica publishing studios during fiscal 2006, the divestiture of the Shiny studio in the second quarter of fiscal 2007, and other personnel reductions, offset by

•	the current period write-off of $2.4 million of website-related acquired intangible and other assets previously capitalized that were determined during the fourth quarter not to provide us with a future benefit, and

•	the allocated charge of $0.8 million related to the benefit we received from resignation agreement entered into by IESA with our former Chief Creative Officer.

Internal research and product development expenses represented 43.6% and 51.0% of the total research and product development expenses for the years ended March 31, 2006 and 2007, respectively. As of March 31, 2007, we no longer own any internal development studios. Research and product development expenses, as a percentage of net revenues, decreased from 25.1% in fiscal 2006 to 24.6% in fiscal 2007.

Selling and Distribution Expenses

Selling and distribution expenses primarily include shipping, personnel, advertising, promotions and distribution expenses. During the year ended March 31, 2007, selling and distribution expenses decreased approximately $17.7 million due to:

•	significant savings in the current period on advertising ($12.9 million in fiscal 2007 as compared to $25.2 million in the prior period) due to fewer new releases as well as management’s focus on lower cost and more direct marketing (fiscal 2006 included significant spend for Matrix: Path of Neo television campaigns),

•	lower variable distribution costs, including freight, shipping and handling, of $2.4 million due to lower sales, and

•	savings of $2.7 million in salaries and related overhead costs from the closure of the Santa Monica and Beverly studios, as well as personnel reductions at our New York headquarters.

General and Administrative Expenses

General and administrative expenses primarily include personnel expenses, facilities costs, professional expenses and other overhead charges. During the year ended March 31, 2007, general and administrative expenses decreased approximately $8.6 million due to:

•	reduction in salaries of $6.2 million due to publishing studio closures and other personnel reductions, as well as savings in rent and other overhead and administrative costs, and

•	decreased bad debt expense of $1.7 million due to lower sales.

Restructuring Expenses

In the fourth quarter of fiscal 2005, management announced the planned closure of the Beverly, Massachusetts, and Santa Monica, California, publishing studios and the relocation of the functions previously provided by those studios to our corporate headquarters in New York. In fiscal 2006, we incurred $8.9 million in expenses related to this restructuring plan, and additionally we recorded expenses related to further headcount reduction in our corporate headquarters in New York, as well as other locations, and terminations at our Humongous studio which was sold in August of 2005. In fiscal 2007, we incurred $0.7 million of restructuring costs primarily related to our lease for the closed Beverly studio, as well as remaining severance costs.

On May 1, 2007, we announced a plan to reduce our total workforce by approximately 20%, primarily in general and administrative functions. We anticipate recording a restructuring reserve during our fiscal 2008 first quarter to reflect severance packages of approximately $0.8 million to $1.1 million. We expect payments regarding the severance packages to extend through the first quarter of fiscal 2009. Most of these reductions have been made as of the date of this filing.

Impairment of Goodwill

In the fourth quarter of fiscal 2007, our market capitalization declined significantly, which was considered by management to be a triggering event requiring us to perform a goodwill impairment analysis. As a result of this analysis, management concluded that an impairment charge of $54.1 million should be recognized. No such charge was recorded in fiscal 2006. See Goodwill and Acquired Intangible Assets above.

Gain on Sale of Intellectual Property

In the fourth quarter of fiscal 2006, we sold certain of our intellectual properties to a third party for approximately $6.2 million, which was recorded as a gain. The amount is primarily driven by the sale of our

Timeshift property. In the first quarter of fiscal 2007, we sold the Stuntman intellectual property to a third party for $9.0 million, which was recorded as a gain.

Gain on Sale of Development Studio Assets

In the second quarter of fiscal 2007, we sold certain development studio assets of Shiny to a third party for a gain of $0.9 million. The gain represents the proceeds of $1.8 million (of which $0.2 million will be held in escrow for nine months from the date of the sale), less the net book value of the assets sold of $0.9 million. No such gain was recorded in the prior comparable period.

Atari Trademark License Expense

Atari trademark license expense is associated with the Atari name and logo which we use under a license from Atari Interactive, a wholly-owned subsidiary of IESA. The expense is based on the total estimated cost that will be incurred by us over the 10-year license period, which includes the fair value of 200,000 shares issued during fiscal 2004 (determined at that time to be $8.5 million) plus 1% of our net revenues during years six through ten of the license period. The expense decreased by $0.8 million in fiscal 2007 due to a change in the expected future earnings upon which this expense is based.

Depreciation and Amortization

Depreciation and amortization for the year ended March 31, 2007 decreased by $2.2 million due to assets becoming fully depreciated as well as prior year inclusion of depreciation expense for assets from the Beverly and Santa Monica studios which were written off in the second quarter of fiscal 2006, offset by depreciation expense for new assets placed into service.

Interest (Expense) Income, net

Interest (expense) income, net, decreased from expense of $0.6 million to income of $0.3 million. This decrease is due to the signing of our Guggenheim credit facility late in our fiscal year and minimal average borrowings as compared with the prior comparable period. Furthermore, in fiscal 2007, we recorded $0.4 million of interest income on our money market account as well as interest income on a tax refund recorded at our dormant UK subsidiary (see below). Fiscal 2006 expense consisted primarily of interest expense on our former HSBC credit facility, which expired in May 2006.

Other (Expense) Income

In fiscal 2006, we recorded a loss of $0.2 million on the sale of IESA common shares received in connection with the sale of the Humongous studio. No significant items were recorded in fiscal 2007.

Benefit From Income Taxes

During fiscal 2007, the benefit from income taxes of $10.7 million is the result of:

•	a tax refund of $1.0 million received in connection with our dormant UK subsidiary;

•	a non-cash tax benefit of $2.1 million resulting from the reversal of a deferred tax liability established for the deferred tax consequences of a temporary difference that arose from a difference in the book and tax basis of goodwill in a prior period, upon the impairment of our goodwill in the fourth quarter of fiscal 2007; and

•	a non-cash tax benefit of $7.6 million which offsets a non-cash tax provision of the same amount included in loss from discontinued operations, recorded in accordance with FASB Statement No, 109, “Accounting for Income Taxes,” paragraph 140, which states that all items should be considered for purposes of determining the amount of tax benefit that results from a loss from continuing operations and that should be allocated to continuing operations. The recording of a benefit is appropriate in this instance, under the guidance of Paragraph 140, because such domestic loss offsets the domestic gain generated in discontinued operations.

The effect of this transaction on net loss for fiscal 2007 is zero, and it does not result in the receipt or payment of any cash.

During fiscal 2006, the total benefit from income taxes of $0.4 million resulted from a reversal of a prior period tax reserve upon the successful conclusion ($0.3 million benefit) of an IRS examination of the tax year ended June 30, 2003 which was completed during the year, as well as the reversal of the $0.2 million UK tax reserve (benefit) recorded in fiscal 2005, pursuant to discussions with UK tax inspectors, offset by an additional state tax provision of $0.1 million recorded arising from a New York State tax audit.

Loss from Discontinued Operations of Reflections Interactive Ltd, net of tax

Loss from discontinued operations of Reflections Interactive Ltd decreased from $5.6 million in fiscal 2006 to $3.1 million in fiscal 2007. The fiscal 2006 loss was driven by the operating costs of the Reflections studio, which was sold in August 2006. The fiscal 2007 loss results from the tax provision associated with discontinued operations of $7.6 million, recorded in accordance with FASB Statement No, 109, “Accounting for Income Taxes,” paragraph 140, and offset by a tax benefit of an equal amount in continuing operations (see Benefit from Income Taxes above). Excluding this tax provision, we had income of $4.4 million, which is driven by the gain of $11.5 million on the sale of the Reflections studio and the related Driver property.

Year ended March 31, 2005 versus year ended March 31, 2006

Consolidated Statement of Operations (dollars in thousands):

	Year Ended		Year Ended		(Decrease)/
	March 31,	% of Net	March 31,	% of Net	Increase
	2005	Revenues	2006	Revenues	$	%

Net revenues	$343,837	100.0%	$206,796	100.0%	$(137,041)	(39.9)%
Costs and expenses:
Cost of goods sold	200,244	58.2%	133,604	64.6%	(66,640)	(33.3)%
Research and product development expenses	58,311	17.0%	51,887	25.1%	(6,424)	(11.0)%
Selling and distribution expenses	58,220	16.9%	42,985	20.8%	(15,235)	(26.2)%
General and administrative expenses	35,792	10.5%	30,385	14.7%	(5,407)	(15.1)%
Restructuring expenses	4,932	1.4%	8,867	4.3%	3,935	79.8%
Gain on sale of intellectual property	—	0.0%	(6,224)	(3.0)%	6,224	100.0%
Atari trademark license expense	3,350	1.0%	3,067	1.5%	(283)	(8.4)%
Depreciation and amortization	6,958	2.0%	5,202	2.5%	(1,756)	(25.2)%

Total costs and expenses	367,807	107.0%	269,773	130.5%	(98,034)	(26.7)%

Operating (loss)	(23,970)	(7.0)%	(62,977)	(30.5)%	39,077	162.7%
Interest expense, net	(459)	(0.1)%	(595)	(0.2)%	136	29.6%
Other income (expense)	42	0.0%	(208)	(0.1)%	(250)	(595.2)%

(Loss) before (benefit from) income taxes	(24,387)	(7.1)%	(63,780)	(30.8)%	39,393	161.5%
(Benefit from) income taxes	(9,532)	(2.8)%	(405)	(0.2)%	(9,127)	(95.8)%

(Loss) from continuing operations	(14,855)	(4.3)%	(63,375)	(30.6)%	48,520	326.6%
Income (loss) from discontinued operations of Reflections Interactive Ltd, net of tax provision of $9,716 and $0, respectively	20,547	6.0%	(5,611)	(2.8)%	(26,158)	(127.3)%

Net income (loss)	$5,692	1.7%	$(68,986)	(33.4)%	$(74,678)	(1,312.0)%

Net Revenues

Net revenues by segment for the years ended March 31, 2005 and 2006 are as follows (in thousands):

	Years Ended March 31,
	2005	2006	(Decrease)

Publishing	$289,636	$153,598	$(136,038)
Distribution	54,201	53,198	(1,003)

Total	$343,837	$206,796	$(137,041)

The platform mix for the years ended March 31, 2005 and 2006 for net publishing revenues from product sales is as follows:

	Publishing Platform Mix
	2005	2006

PlayStation 2	36.6%	35.5%
PC	28.7%	32.7%
Xbox	8.7%	9.8%
Plug and Play	5.8%	9.3%
Game Boy Advance	13.0%	6.7%
Nintendo DS	0.8%	2.1%
PlayStation Portable	0.0%	2.1%
Game Cube	5.3%	1.8%
PlayStation	1.1%	0.0%

Total	100.0%	100.0%

Net revenues for the year ended March 31, 2006 decreased approximately 39.9%, largely due to underperformance from new product launches, product launch delays, and a weak holiday season, compounded by the transition to next generation consoles.

•	Fiscal 2006 net publishing revenues of $153.6 million include net product sales from new releases of $95.1 million, which includes the top sellers of fiscal 2006: Dragon Ball Z: Budokai Tenkaichi (PlayStation 2), Matrix: Path of Neo (PlayStation 2, Xbox, and PC), Atari Flashback 2.0 (plug and play), and Getting Up: Contents Under Pressure (PlayStation 2, Xbox, and PC). Other new releases in fiscal 2006 included Dungeons and Dragons: Stormreach (PC), Indigo Prophecy (PC, PlayStation 2, and Xbox), and Dragon Ball Z: Transformations (Game Boy Advance). In fiscal 2005, net publishing revenues of $289.6 million were driven by the Dragon Ball Z franchise, which generated full year net product sales of $85.9 million, led by Budokai 3 (PlayStation 2), Sagas (PlayStation 2, Xbox and GameCube), Buu’s Fury (Game Boy Advance), and Super Sonic Warriors (Game Boy Advance).

•	During the year ended March 31, 2006, back catalogue sales were 24.2% of our net product revenues, which is comparable with 22.6% of our net product revenues during fiscal 2005.

•	Publishing net revenues include international royalty income earned on IESA’s international sales of our titles. International royalty income increased by $11.0 million from $2.5 million in fiscal 2005 to $13.5 million in fiscal 2006. The fiscal 2006 income was driven by international sales of Matrix: Path of Neo, Getting Up: Contents Under Pressure, and Indigo Prophecy. The 2006 revenues also include an unfavorable exchange rate impact of approximately $1.0 million from the strengthening U.S. dollar against the Euro.

•	Domestic licensing and other income, included in publishing net revenues, decreased approximately 37.9% to $12.1 million from $19.5 million in fiscal 2005. The decrease was driven by:

•	domestic licensing income of $8.2 million in fiscal 2006, compared with $15.3 million in fiscal 2005, driven by fiscal 2005’s recognition of the Duke Nukem Royalty Advance Promissory Note of $4.3 million, offset by

•	fiscal 2006’s recognition of production services revenue of $2.0 million from Atari Interactive pursuant to an agreement signed in March 2006.

•	The overall average sales price (“ASP”) of the publishing business increased from $18.98 in fiscal 2005, to $20.50 in fiscal 2006. Trends include:

•	fiscal 2006 inclusion of PlayStation Portable, with an ASP of $26.08, increasing the overall console ASP from $21.59 in the fiscal 2005 to $25.44 in fiscal 2006, offset by

•	a decrease in the ASP of the Atari Flashback plug-and-play games from $29.87 in fiscal 2005 to $19.90.

•	Platform mix has shifted away from console product toward lower priced PC and plug-and-play product. Fiscal 2006’s year to date mix consisted of 58.0% console product, 32.7% PC product, and 9.3% Atari Flashback product, compared with the fiscal 2005 mix of 65.5% console product, 28.7% PC product, and 5.8% Atari Flashback product.

•	Total distribution net revenues decreased $1.0 million due to increased competition; however, the fiscal 2006 period includes net revenues of Humongous, Inc. as a distributed party since August 2005.

•	In the fourth quarter of fiscal 2006, we recorded additional price protection allowances of $4.2 million in connection with our aggressive pricing program, which reduced console and certain PC titles sold prior to March 31, 2006 to a retail price of $19.95.

Cost of Goods Sold

Cost of goods sold for the year ended March 31, 2006 decreased by $66.6 million primarily from decreased sales volume. Cost of goods sold as a percentage of net revenues increased from 58.2% to 64.6%, reflecting:

•	a higher mix of higher cost third-party distributed product sales as a percentage of net revenues (25.7% in the 2006 year compared with 15.8% in the prior year),

•	lower licensing and other income, on which we incur lower costs, and

•	higher license expense in the current period due to higher mix of licensed product sales, primarily Dragon Ball Z sales.

Research and Product Development Expenses

Research and product development expenses for the year ended March 31, 2006 decreased approximately $6.4 million due to:

•	a decrease in expense incurred with external developers of $6.8 million due to fewer titles in development,

•	a decrease in salary and other related expenses of $3.1 million due to office closures in Santa Monica and Beverly, offset by

•	increased spending of $4.7 million for certain projects in development at our internal studios.

Internal research and product development expenses represented 46.2% and 43.6% of the total research and product development expenses for the years ended March 31, 2005 and 2006, respectively. Research and product development expenses, as a percentage of net revenues, increased from 17.0% in the 2005 year to 25.1% in fiscal 2006 due to a general shortfall in sales.

Selling and Distribution Expenses

Selling and distribution expenses for the year ended March 31, 2006 decreased approximately $15.2 million due to:

•	significant savings in the current period on advertising ($25.2 million in fiscal 2006 as compared to $31.6 million in the prior period) due to fewer new titles released,

•	lower variable distribution costs, including freight, shipping and handling, on lower sales, and

•	savings in salaries and related overhead costs from the closure of the Santa Monica and Beverly studios, as well as personnel reduction at our New York headquarters.

General and Administrative Expenses

General and administrative expenses for the year ended March 31, 2006 decreased approximately $5.4 million due to:

•	reduction in salary and related costs due to reduced headcount,

•	reduction in rent and other overhead costs due to the closure of Beverly and Santa Monica studios (included in restructuring expense), offset by

•	increased professional fees primarily due to increased use of outside legal and other consulting services, and

•	the prior year’s inclusion of a $0.9 million translation gain from the liquidation of the dormant Australian subsidiary.

Restructuring Expenses

In February 2005, management announced the planned closure of the Beverly, Massachusetts, and Santa Monica, California, publishing studios and the relocation of the functions previously provided by the studios to our corporate headquarters in New York. In fiscal 2006, restructuring activities continued with headcount reduction in our corporate headquarters in New York, as well as other locations, and terminations at our Humongous studio which was sold in August 2005. These costs increased by $3.9 million due to:

•	fiscal 2006 recognition of the present value of all future lease payments for offices closed as part of the restructuring plan, as well as other lease related expenses, of $1.6 million,

•	severance costs of $2.0 million related to headcount reductions in our New York office in February 2006,

•	relocation expenses of $0.4 million recorded in fiscal 2006, and

•	fixed asset write offs of $0.4 million recorded in fiscal 2006.

Gain on Sale of Intellectual Property

In the fourth quarter of fiscal 2006, we sold certain of our intellectual properties to a third party for approximately $6.2 million. The amount is primarily driven by the sale of our Timeshift property.

Atari Trademark License Expense

Atari trademark license expense decreased by $0.3 million due to a change made in the fourth quarter of fiscal 2006 in the expected future earnings upon which this expense is based.

Depreciation and Amortization

Depreciation and amortization for year ended March 31, 2006 decreased by $1.8 million due to asset write offs associated with the restructuring as well as assets becoming fully depreciated during the year, offset by new assets placed into service during the period.

Interest Expense, net

Interest expense, net, increased by $0.1 million as a result of:

•	prior year recognition of interest income of $0.9 million earned on the various related party notes receivable outstanding during the period, offset by

•	lower credit facility interest of $0.7 million in the period due to lower outstanding borrowings, and

•	interest income of $0.1 million earned on a prior period income tax refund.

Other Income (Expense)

In fiscal 2006, we recorded a loss of $0.2 million on the sale of IESA common shares received in connection with the sale of the Humongous studio. No significant items were recorded in the prior year.

Benefit from Income Taxes

With regards to the year ended March 31, 2005, we recorded a benefit from income taxes of $9.5 million. This includes a non-cash tax benefit of $9.7 million which offsets a non-cash tax provision of the same amount included in loss from discontinued operations, recorded in accordance with FASB Statement No, 109, “Accounting for Income Taxes,” paragraph 140. Paragraph 140 states that all items should be considered for purposes of determining the amount of tax benefit that results from a loss from continuing operations and that should be allocated to continuing operations. The recording of a benefit is appropriate in this instance, under the guidance of Paragraph 140, because such domestic loss offsets the domestic gain generated in discontinued operations. This is offset by approximately $0.2 million for foreign tax liabilities at our dormant UK subsidiary. In fiscal 2006, the total benefit from income taxes $0.4 million resulted from a reversal of a prior period tax reserve resulting from the successful conclusion ($0.3 million benefit) of an IRS examination of the tax year ended June 30, 2003 which was completed in fiscal 2006, as well as the reversal of the $0.2 million UK tax reserve (benefit) recorded in the prior year, pursuant to discussions with UK tax inspectors, offset by an additional state tax provision of $0.1 million recorded arising from a current New York State tax audit.

Income (Loss) from Discontinued Operations of Reflections Interactive Ltd, net of tax

Income (loss) from discontinued operations of Reflections Interactive Ltd decreased from income of $20.5 million in fiscal 2005 to a loss of $5.6 million in fiscal 2006. The fiscal 2006 loss was driven by the operating costs of the Reflections studio, which was sold in August 2006. The fiscal 2005 income is driven by sales from the successful launch of Driver 3 in June 2004, offset by the operations of the Reflections studio and a tax provision of $9.7 million associated with discontinued operations (which is offset by a tax benefit of an equal amount in continuing operations; see Benefit from Income Taxes above).

Liquidity and Capital Resources

Overview

A need for increased investment in development and increased need to spend advertising dollars to support product launches, caused in part by “hit-driven” consumer taste, have created a significant increase in the amount of financing required to sustain operations, while negatively impacting margins. Further, as our business continues to be more seasonal, which creates a need for significant financing to fund the seasonal development and manufacturing activities, in addition to the financing we need throughout the year to fund our working capital requirements. Our only credit line is an asset based secured credit line that is limited to $15.0 million (subject to a borrowing base calculation), and which the lenders will have the right to cancel if we fail to meet financial covenants (the lenders waived defaults resulting from our failure to meet covenants at March 31, 2007). Further, the credit facility may be terminated if we do not comply with financial and other covenants prior to our need for borrowing (i.e. Nasdaq Delisting). Even if the credit line remains in effect, it will not provide all the funds we will need to pay for inventory that will be needed for the calendar 2007 holiday season. Historically, IESA has sometimes provided funds we needed for our operations, but it is not certain that it will be able, or will be willing to provide the funding we will need for fiscal 2008 or subsequent to that.

Because of our funding difficulties, we have sharply reduced our expenditures for research and product development regarding new games. During the year ended March 31, 2007, our expenditures on research and product development decreased by 42.0%, to $30.1 million, compared with $51.9 million in fiscal 2006. This will reduce the flow of new games that will be available to us in fiscal 2008 and 2009, and possibly after that. Our lack of financial resources to fund a full product development program may reinforce our focus on casual gaming, which requires substantially less research and product investment.

During fiscal 2007, we raised approximately $35.0 million through the sale of a certain intellectual property and the divestiture of our internal development studios. In May 2007, we announced a plan to reduce our total workforce by approximately 20% as a cost cutting initiative. To reduce working capital requirements and further conserve cash we will need to take additional actions in the near-term, which may include additional personnel reductions and suspension of additional development projects. However, these steps may not fully resolve the problems with our financial position. Also, lack of funds will make it difficult for us to undertake a strategic plan to general new sources of revenues and otherwise enable us to attain long-term strategic objectives. We continue to seek additional funding.

Cash Flows

	March 31,	March 31,
	2006	2007
	(In thousands)

Cash	$14,948	$7,603
Working capital (deficit)	$(2,996)	$1,213

	Year Ended	Year Ended
	March 31,	March 31,
	2006	2007

Cash (used in) operating activities	$(16,005)	$(36,939)
Cash provided by investing activities	13,774	29,757
Cash provided by (used in) financing activities	7,211	(216)
Effect of exchange rates on cash	(20)	53

Net increase (decrease) in cash	$4,960	$(7,345)

During the year ended March 31, 2007, cash of $36.9 million was used in operating activities, driven by our loss from continuing operations of $66.6 million, compounded by payments made on trade and royalty payables and offset by a non-cash impairment charge on our goodwill of $54.1 million. In fiscal 2006, cash used in operating activities was driven by a net loss of $69.0 million, but was offset by a decrease of $30.1 million in accounts receivable from cash collections on balances on hand at March 2005.

During fiscal 2007, investing activities provided cash of $29.8 million due to several sale transactions completed during the period:

•	proceeds of $23.4 million received in connection with the sale of our Reflections studio,

•	proceeds of $9.0 million from the sale of the Stuntman intellectual property, and

•	proceeds of $1.6 million from the sale of our Shiny studio in the current period.

The cash proceeds are partially offset by a restricted security deposit of $1.8 million to collateralize a letter of credit related to our new office lease, purchases of intangible assets of $1.7 million, and purchases of property and equipment of $0.8 million. Investing activities for the year ended March 31, 2006 provided approximately $13.8 million, driven by $10.1 million received from the sale of IESA shares obtained in connection with the sale of the Humongous studio in August 2005, as well as $6.2 million received from the sale of two of our intellectual properties.

During fiscal 2007, net cash used in financing activities was $0.2 million due to payments under our capitalized lease obligations. During fiscal 2007, we borrowed approximately $15.0 million from our credit facility to fund our calendar 2006 holiday season. All borrowings were repaid prior to March 31, 2007. During fiscal 2006, our financing activities provided net cash of $7.2 million, driven by proceeds from an issuance of our common stock. Through out fiscal 2006, we borrowed approximately $157.6 million from our credit facility of which all borrowings have been repaid prior to March 31, 2006.

We have a three-year revolving credit facility with Guggenheim to fund our working capital needs. For the quarter ended March 31, 2007, we were not in compliance with certain financial covenants required by the credit facility. In May 2007, we received a waiver of the covenants effective March 31, 2007. We are currently seeking additional sources of funding.

Our outstanding accounts receivable balance varies significantly on a quarterly basis due to the seasonality of our business and the timing of new product releases. There were no significant changes in the credit terms with customers during the twelve month period ended March 31, 2007.

Due to our reduced product releases, our business has become increasingly seasonal. This increased seasonality has put significant pressure on our liquidity prior to our holiday season as financing requirements to build inventory are high. During fiscal 2007, our third quarter (which includes the holiday season) represented approximately 38.7% of our net revenues for the entire year.

We do not currently have any material commitments with respect to capital expenditures. However, we do have commitments to pay royalty and license advances, milestone payments, and operating and capital lease obligations.

We are also party to several litigations arising in the ordinary course of our business. Management believes that the ultimate resolution of these matters will not have a material adverse effect on our liquidity, financial condition or results of operations.

Selected Balance Sheet Accounts

Accounts Receivable, net

Accounts receivable, net, decreased by $5.6 million from $12.1 million at March 31, 2006 to $6.5 million at March 31, 2007, driven by fewer new releases.

Inventories, net

Inventories, net, decreased by $12.0 million from $20.8 million at March 31, 2006 to $8.8 million at March 31, 2007, driven by an overall decrease in the distribution business as well as fewer planned new releases.

Goodwill

Goodwill decreased by $66.4 million due to an allocation of $12.3 million to the sale of Reflections, completed in the second quarter of fiscal 2007, and a non-cash impairment charge of $54.1 million recorded in the fourth quarter of fiscal 2007.

Due from Related Parties/Due to Related Parties

Due from related parties decreased by $2.9 million and due to related parties decreased by $4.6 million from March 31, 2006 to March 31, 2007. The decreases are driven by decreased royalty and development activity between related parties compounded by payments made during the fiscal year.

Accounts Payable, Accrued Liabilities, and Royalties Payable

Accounts payable, accrued liabilities, and royalties payable decreased by $12.9 million, $5.7 million, and $9.2 million, respectively, from March 31, 2006 to March 31, 2007. The decreases were driven by a lower volume of transactions in the current period, and fewer planned unit sales, which resulted in lower total manufacturing costs.

Long-term Liabilities

Long-term liabilities increased by $2.7 million from $0.7 million at March 31, 2006 to $3.4 million at March 31, 2007 due to the provisions of our new New York headquarters lease, which resulted in deferred rent of $1.9 million. Additionally, our lease provided for a landlord allowance for renovations of $4.5 million, of which $1.2 million has been completed as of March 31, 2007 and was recorded as a deferred credit that will be amortized against rent expense over the life of the lease.

Credit Facilities

Guggenheim Credit Facility

On November 3, 2006, we established a secured credit facility with several lenders for which Guggenheim is the administrative agent. The Guggenheim credit facility will terminate and be payable in full on November 3, 2009. The credit facility consists of a secured, committed, revolving line of credit in an amount up to $15.0 million, which includes a $10.0 million sublimit for the issuance of letters of credit. Availability under the credit facility is determined by a formula based on a percentage of our eligible receivables. The proceeds may be used for general corporate purposes and working capital needs in the ordinary course of business and to finance acquisitions subject to limitations in the Credit Agreement. The credit facility bears interest at our choice of (i) LIBOR plus 5% per year, or (ii) the greater of (a) the prime rate in effect, or (b) the Federal Funds Effective Rate in effect plus 2.25% per year. Additionally, we are required to pay a commitment fee on the undrawn portions of the credit facility at the rate of 0.75% per year and we paid to Guggenheim a closing fee of $0.2 million. We may terminate or reduce the committed amount of the facility at any time, subject to payment satisfying certain requirements and payment of a prepayment fee. Obligations under the credit facility are secured by liens on substantially all of our present and future assets, including accounts receivable, inventory, general intangibles, fixtures, and equipment, but excluding the stock of our subsidiaries and certain assets located outside of the U.S.

The credit facility includes provisions for a possible term loan facility and an increased revolving credit facility line in the future. If such term loan is made, the early termination prepayment fee is no longer applicable. The credit facility also contains financial covenants that require us to maintain enumerated EBITDA, liquidity, and net debt minimums, and a capital expenditure maximum. As of March 31, 2007, we were not in compliance with all financial covenants; however, we have received a waiver as of that date. There were no borrowings outstanding under the facility as of March 31, 2007.

HSBC Loan and Security Agreement

Until May 31, 2006, we had a one year $50.0 million revolving credit facility (“Revolving Credit Facility”) with HSBC to fund our working capital and general corporate needs. On January 18, 2006, HSBC notified us that as a result of our failure to meet certain financial covenants for the quarter ended December 31, 2005, they would not extend further credit under our revolving credit facility. The revolving credit facility expired on May 31, 2006 and was replaced by the Guggenheim revolving credit facility in November 2006 (see above).

Availability under the Revolving Credit Facility was determined based on percentages of our eligible receivables and eligible inventory for certain seasonal peak periods. The Revolving Credit Facility bore interest at prime for daily borrowings or LIBOR plus 1.75% for borrowings with a maturity of 30 days or greater. We were required to pay a commitment fee of 0.25% on the average unused portion of the facility quarterly in arrears and closing costs of approximately $0.1 million.

Contractual Obligations

As of March 31, 2007, royalty and license advance obligations, milestone payments and future minimum lease obligations under non-cancelable operating and capital leases were as follows (in thousands):

	Contractual Obligations
	Royalty and		Operating	Capital
	License	Milestone	Lease	Lease
Fiscal Year	Advances(1)	Payments(2)	Obligations(3)	Obligations(4)	Total

2008	$1,849	$3,764	$3,557	$75	$9,245
2009	—	—	3,024	12	3,036
2010	—	—	2,997	—	2,997
2011	—	—	2,937	—	2,937
2012	—	—	2,822	—	2,822
Thereafter	—	—	24,465	—	24,465

Total	$1,849	$3,764	$39,802	$87	$45,502

(1)	We have committed to pay advance payments under certain royalty and license agreements. The payments of these obligations are dependent on the delivery of the contracted services by the developers.

(2)	Milestone payments represent royalty advances to developers for products that are currently in development. Although milestone payments are not guaranteed, we expect to make these payments if all deliverables and milestones are met timely and accurately. Included in the total contractual obligations of $3.8 million are payments of $0.3 million to be made to a related party development studio.

(3)	We account for our office leases as operating leases, with expiration dates ranging from fiscal 2008 through fiscal 2022. There are future minimum annual rental payments required under the leases, including a related party sub-lease with Atari Interactive, net of $1.6 million of sublease income to be received in fiscal 2008 and fiscal 2009. Leasehold improvements made at the beginning of or during a lease are amortized over the shorter of the remaining lease term or the estimated useful lives of the assets.

During June 2006, we entered into a new lease with our current landlord at our New York headquarters for approximately 70,000 square feet of office space for our principal offices. The term of this lease commenced on July 1, 2006 and is to expire on June 30, 2021. Upon entering into the new lease, our current lease, which was set to expire in December 2006, was terminated. The rent under the new lease for the office space is approximately $2.4 million per year for the first five years, increases to approximately $2.7 million per year for the next five years, and increases to $2.9 million for the last five years of the term. In addition, we must pay for electricity, increases in real estate taxes and increases in porter wage rates over the term. The landlord is providing us with a one year rent credit of $2.4 million and an allowance of $4.5 million to be used for building out and furnishing the premises, of which $1.2 million has been recorded as a deferred credit as of March 31, 2007; the remainder of the deferred credit will be recorded as the improvements are completed, and will be amortized against rent expense over the life of the lease. A nominal amount of amortization was recorded during the year ended March 31, 2007. We provided the landlord with a security deposit under the new lease in the form of a letter of credit in the initial amount of $1.7 million, which has been cash collateralized and is included in security deposits on our consolidated balance sheet. In August 2007, we amended this lease to reduce the space we occupy by one-half, effective December 31, 2007.

(4)	We maintain several capital leases for computer equipment. Per FASB Statement No. 13, “Accounting for Leases,” we account for capital leases by recording them at the present value of the total future lease payments. They are amortized using the straight-line method over the minimum lease term. As of March 31, 2006, the net book value of the assets, included within property and equipment on the balance sheet, was $0.5 million, net of accumulated depreciation of $0.3 million. As of March 31, 2007, the net book value of the assets was $0.1 million, net of accumulated depreciation of $0.5 million.

Effect of Relationship with IESA on Liquidity

Historically, we have relied on IESA to provide limited financial support to us; however, IESA has its own financial needs and, as it assesses its business operations/plan, its ability and willingness to fund its subsidiaries’ operations, including ours, is uncertain. See Item 1 for a discussion of our relationship with IESA, as well as our risk factors on page 13.

Recent Accounting Pronouncements

Effective April 1, 2006, we adopted FASB Statement No. 123(R), “Share-Based Payments,” issued in December 2004. FASB Statement No. 123(R) is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” See Note 2 for further information regarding this adoption.

In October 2005, the FASB issued FASB Staff Position (“FSP”) No. FAS 123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R).” The FASB provides companies with a “practical accommodation” when determining the grant date of an award subject to FASB Statement No. 123(R). If (1) the award is a unilateral grant, that is, the recipient does not have the ability to negotiate the key terms and conditions of the award with the employer, (2) the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period, and (3) as long as all other criteria in the grant date definition have been met, then a mutual understanding of the key terms and conditions of an award is presumed to exist at the date the award is approved.

In November 2005, the FASB issued FSP No. FAS 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Award Payments.” FSP No. FAS 123(R)-3 provides an alternative method of calculating the excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of

FASB Statement No. 123(R). The adoption of this FSP did not have a material impact on our results of operations or financial condition.

In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3.” FASB Statement No. 154 provides guidance on the accounting for and reporting of, accounting changes and error corrections. It establishes retrospective application to prior periods’ financial statements as the required method for reporting a change in accounting principle and the reporting of a correction of an error. We have implemented this Statement in fiscal 2007. See Note 25 in our audited consolidated financial statements for the fiscal year end March 31, 2007 for the adoption of FASB Statement No. 154 and Note 23 for the implementation of the SEC Staff accounting Bulletin No. 108.

In June 2006, the FASB issued FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We are required to adopt the provisions of FIN 48 in the first quarter of fiscal 2008. We have not yet evaluated the impact of this implementation on our consolidated financial statements.

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements,” which provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. Furthermore, in February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Liabilities,” which permits an entity to measure certain financial assets and financial liabilities at fair value, and report unrealized gains and losses in earnings at each subsequent reporting date. Its objective is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes without having to apply complex hedge accounting provisions. Statement No. 159 is effective for fiscal years beginning after November 15, 2007, but early application is encouraged. The requirements of Statement No. 157 are adopted concurrently with or prior to the adoption of Statement No. 159. We have not yet evaluated the impact of this implementation on our consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using both a balance sheet and an income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. When the effect of initial application is material, companies will record the effect as a cumulative effect adjustment to the beginning balance of retained earnings. The provisions of SAB No. 108 are effective for us for the fiscal year ended March 31, 2007. The implementation of SAB No. 108 has impacted our consolidated financial statements. See Note 23 in our audited consolidated financial statements for the fiscal year end March 31, 2007 for the adoption of SEC Staff accounting Bulletin No. 108.

During the year ended March 31, 2007, the SEC finalized Rule Release 33-8732A regarding disclosure requirements for executive and director compensation. The final rule increases the disclosure requirements of total compensation for the principal executive officer, the principal financial officer, and up to three of the other most highly paid officers, and requires tabular presentation of all director compensation. The new requirements are effective in Forms 8-K for triggering events that occur on or after November 7, 2006, and in Forms 10-K for fiscal years ending on or after December 15, 2006. This information is incorporated by reference to our definitive Proxy Statement for our Annual Meeting of Stockholders to be held in fiscal 2008, which we expect to be filed with the SEC within 120 days after the end of fiscal 2007.

ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our carrying values of cash, accounts receivable, inventories, prepaid expenses and other current assets, accounts payable, accrued liabilities, royalties payable, assets and liabilities of discontinued operations, and amounts due to and from related parties are a reasonable approximation of their fair value.

Foreign Currency Exchange Rates

We earn royalties on sales of our product sold internationally. These revenues, which are based on various foreign currencies and are billed and paid in U.S. dollars, represented $5.2 million of our revenue for the year ended March 31, 2007. We also purchase certain of our inventories from foreign developers and pay royalties primarily denominated in euros to IESA with regards to the sales of IESA products in North America. We do not hedge against foreign exchange rate fluctuations. Therefore, our business in this regard is subject to certain risks, including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions and foreign exchange rate volatility. Our future results could be materially and adversely impacted by changes in these or other factors. As of March 31, 2007, we did not have any net revenues earned by our foreign subsidiaries. These subsidiaries represented 1.8% of total assets; of these foreign assets, $0.6 million was associated with the Reflections development studio located outside the United States, which was sold during the current period. We also recorded approximately $4.6 million in operating expenses attributed to the foreign operations of Reflections, which is included in income (loss) from discontinued operations on our consolidated statements of operations. Currently, substantially all of our business is conducted in the United States where revenues and expenses are transacted in U.S. dollars. As a result, the majority of our results of operations are not subject to foreign exchange rate fluctuations.

ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our Consolidated Financial Statements, and notes thereto, and our Financial Statement Schedule, are presented on pages F-1 through F-45 hereof as set forth below:

Page

ATARI, INC. AND SUBSIDIARIES
Report of Independent Registered Public Accounting Firm	D-62
Consolidated Balance Sheets as of March 31, 2006 and March 31, 2007	D-63
Consolidated Statements of Operations for the Years Ended March 31, 2005, 2006, and 2007	D-64
Consolidated Statements of Cash Flows for the Years Ended March 31, 2005, 2006, and 2007	D-65
Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss) for the Years Ended March 31, 2005, 2006, and 2007	D-67
Notes to the Consolidated Financial Statements	D-68 to D-109
FINANCIAL STATEMENT SCHEDULE
Schedule II — Valuation and Qualifying Accounts for the Years Ended March 31, 2005, 2006, and 2007	D-110

ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.	CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Acting Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2007. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. As described below under Management’s Report on Internal Control over Financial Reporting, we identified material weaknesses in our internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) as of March 31, 2007. As a result, management has concluded that disclosure controls and procedures were ineffective.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2007. In making this assessment, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”).

A material weakness is a control deficiency, or a combination of control deficiencies, that result in a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected.

In connection with management’s assessment of our internal control over financial reporting described above, management has identified the following material weaknesses in the Company’s internal control over financial reporting as of March 31, 2007:

•	There was a material weakness in the design and operation of the Company’s internal controls over financial reporting related to income taxes which resulted in a more than remote likelihood that a material misstatement of the annual or interim financial statements would not be prevented or detected. Management did not maintain a sufficient number of technically qualified personnel during the year to facilitate the identification of all issues associated with the Company’s income tax closing process or to appropriately prepare and review income tax related analysis. This material weakness resulted in material adjustments to income tax accounts within the current and prior period consolidated financial statements.

•	There were material design and operational deficiencies related to the preparation and review of financial information during the Company’s year end closing process. These items resulted in more than a remote likelihood that a material misstatement or lack of disclosure within the annual or interim financial statements would not be prevented or detected. The Company experienced significant turnover of senior financial management and did not maintain a sufficient number of qualified personnel to support the Company’s financial reporting and close process. This has resulted in a significant workload for the existing personnel who manage the financial reporting and closing process and reduced the likelihood that such individuals could detect a material adjustment to the Company’s books and records or anticipate, identify, and resolve accounting issues in the normal course of performing their assigned functions. This material weakness resulted in material adjustments to the inventory, operating expenses, additional paid-in capital accounts within the financial statements and financing activities within the fiscal 2005 and 2006 consolidated statements of cash flows.

•	There were material design and operational deficiencies in the Company’s controls over related party transactions, which, when aggregated, resulted in a more than remote likelihood that a material misstatement or lack of disclosure in the annual or interim financial statements would not be prevented or detected. The Company can be impacted by certain financial transactions and operating decisions of IESA. Management determined that an inadequate level of communication between the Company and IESA has resulted in an increased likelihood that the accounting department would not detect a significant transaction affecting the Company which would lead to a material adjustment to the Company’s books and records or a material change to the disclosure in the footnotes to the financial statements. This material weakness resulted in adjustments to operating expense and additional paid-in capital accounts and related party disclosures in the current period consolidated financial statements

Management has concluded that, as a result of these material weaknesses, the Company did not maintain effective internal control over financial reporting as of March 31, 2007, based on the criteria in Internal Control-Integrated Framework issued by COSO.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2007 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included on pages 47 through 48 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

As previously reported in the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2006, management determined that, as of March 31, 2006, there were material weaknesses in the Company’s internal control over financial reporting relating to (i) the financial close and reporting process (ii) control design deficiencies related to the reliance on computer generated information for accounts receivable and revenue (iii) control design deficiencies related to the reliance on computer generated information for cost of sales and payment approval and disbursements to suppliers (iv) payroll records and reconciliations at an internal development studio and (v) income tax accounts and related disclosures. As reported in the Annual Report for fiscal 2006, the Company initiated a number of changes in its internal controls to remediate these material weaknesses. As of March 31, 2007, the following measures to remediate the control deficiencies have been implemented:

•	We sold all our internal development studios; as a result, all payroll processes are now centralized in the US in our corporate headquarters.

•	We reorganized the review and approval process within our Information Technology group, including integrating our external service providers into the formal review process.

•	We enhanced our general computer controls and internal procedures related to Information Technology operations, security and change control, so that we can rely on computer generated information.

Based on the implementation of the additional internal controls discussed above and the subsequent testing of those internal controls for a sufficient period of time, management has concluded that items (ii), (iii) and (iv) of the five material weaknesses identified at March 31, 2006 and discussed above have been remediated.

There have been no other changes in our internal control over financial reporting that occurred during the fourth quarter of the fiscal year ended March 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Atari, Inc.
New York, New York

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Atari, Inc. and subsidiaries (the “Company”), did not maintain effective internal control over financial reporting as of March 31, 2007, because of the effect of the material weaknesses identified in management’s assessment based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management’s assessment:

•	There was a material weakness in the design and operation of the Company’s internal controls over financial reporting related to income taxes which resulted in a more than remote likelihood that a material misstatement of the annual or interim financial statements would not be prevented or detected. The tax department did not maintain a sufficient number of technically qualified personnel during the year to facilitate the identification of all issues associated with the Company’s income tax closing process or to appropriately prepare and review income tax related analysis. This material weakness resulted in material adjustments to income tax accounts within the current and prior period consolidated financial statements.

•	There were material design and operational deficiencies related to the preparation and review of financial information during the Company’s year end closing process. These items resulted in more than a remote likelihood that a material misstatement or lack of disclosure within the annual or interim financial statements would not be prevented or detected. The Company experienced significant turnover of senior financial management and did not maintain a sufficient number of qualified personnel to support the Company’s financial reporting and close process. This has resulted in a significant workload for the existing personnel who manage the financial reporting and closing process and reduced the likelihood that such individuals could detect a material adjustment to the Company’s books and records or anticipate, identify, and resolve accounting issues in the normal course of performing their assigned functions. This material weakness resulted in material adjustments to the inventory, operating expenses, additional paid-in capital accounts within the financial statements and financing activities within the fiscal 2005 and 2006 consolidated statements of cash flows.

•	There were material design and operational deficiencies in the Company’s controls over related party transactions, which, when aggregated, resulted in a more than remote likelihood that a material misstatement or lack of disclosure in the annual or interim financial statements would not be prevented or detected. The Company can be impacted by certain financial transactions and operating decisions of Infogrames Entertainment S.A. (the “Parent Company”). There is an inadequate level of communication between the Company and the Parent Company which has resulted in an increased likelihood that the accounting department would not detect a significant transaction affecting the Company which would lead to a material adjustment to the Company’s books and records or a material change to the disclosures in the footnotes to the financial statements. This material weakness resulted in adjustments to operating expense and additional paid-in capital accounts and related party disclosures in the current period consolidated financial statements.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements and financial statement schedule as of and for the year ended March 31, 2007, of the Company and this report does not affect our report on such financial statements and financial statement schedule.

In our opinion, management’s assessment that the Company did not maintain effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of March 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended March 31, 2007, of the Company and our report dated September 18, 2007 expressed an unqualified opinion on those financial statements and financial statement schedule and includes an explanatory paragraph regarding the application of Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements” and the Company’s adoption of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”, an explanatory paragraph regarding the restatements of the fiscal 2005 and 2006 consolidated statements of cash flows, and an explanatory paragraph relating to uncertainties which raise substantial doubt about the Company’s ability to continue as a going concern as discussed in Note 1 to the consolidated financial statements.

DELOITTE & TOUCHE LLP

New York, NY
September 18, 2007

ITEM 9B.	OTHER MATTERS

Bruno Bonnell’s Resignation

On April 4, 2007, IESA entered into an agreement with Bruno Bonnell, its founder, CEO, and the Chairman of its Board, under which Mr. Bonnell agreed to resign from his duties as a Director and CEO of IESA and from all the offices he holds with subsidiaries of IESA, including Atari and its subsidiaries. Mr. Bonnell was also the Chairman of our Board, our Chief Creative Officer and our Acting Chief Financial Officer, and previously had been our Chief Executive Officer. IESA agreed to pay Mr. Bonnell a total of approximately 3.0 million Euros ($4.0 million), including applicable foreign taxes. Neither our Board of Directors nor any member of our management was consulted about the agreement between IESA and Mr. Bonnell or at any time requested any of the things to which Mr. Bonnell agreed, and our management was not provided with a copy of the agreement until more than two months after it was signed. Mr. Bonnell resigned as a director and officer of Atari, Inc. and of our subsidiaries effective April 4, 2007.

Despite the fact that we did not participate in the preparation of, or know the terms of, the agreement between Mr. Bonnell and IESA, and that IESA, not we, made all the payments under that agreement, management has determined that we have benefited from this separation, and that approximately $0.8 million of the payments IESA made should be allocated to the benefit we received. Our consolidated statement of operations for the year ended March 31, 2007 reflects a charge in this amount. As we are not obligated to make any payments, this amount has been recorded as a capital contribution as of March 31, 2007.

This series of events has caused us to conclude that we have a material weakness in internal controls over related party transactions as disclosed in Item 9A. Specifically, IESA failed to provide us on a timely basis, after numerous attempts by management, the termination agreement between Bruno Bonnell and IESA. Further, this failure to deliver the contract on a timely basis is the primary reason for the significant filing delay of our Annual Report on Form 10-K for the year-end March 31, 2007 and the receipt of a delisting notice from NASDAQ.

Shareholders’ Meeting

Our Annual Shareholders’ Meeting, to be held on November 6, 2007, has been delayed more than 30 days from the one-year anniversary of our last Annual Shareholders’ Meeting.

PART III

ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required by this Item is incorporated by reference to the sections of our definitive Proxy Statement for our Annual Meeting of Stockholders to be held in 2007, entitled “Election of Directors” and “Executive Officers.” Our Definitive Proxy Statement has been filed with the Securities and Exchange Commission.

ITEM 11.	EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to the sections of our definitive Proxy Statement for our Annual Meeting of Stockholders to be held in 2007, entitled “Executive Compensation.” Our Definitive Proxy Statement has been filed with the Securities and Exchange Commission.

ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this Item is incorporated by reference to the sections of our definitive Proxy Statement for our Annual Meeting of Stockholders to be held in 2007, entitled “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.” Our Definitive Proxy Statement has been filed with the Securities and Exchange Commission.

ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this Item is incorporated by reference to the sections of our definitive Proxy Statement for our Annual Meeting of Stockholders to be held in 2007, entitled “Certain Relationships and Related Transactions, and Director Independence.” Our Definitive Proxy Statement has been filed with the Securities and Exchange Commission.

ITEM 14.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference to the sections of our definitive Proxy Statement for our Annual Meeting of Stockholders to be held in 2007, entitled “Principal Accountant Fees and Services.” Our Definitive Proxy Statement has been filed with the Securities and Exchange Commission.

PART IV

ITEM 15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Report:

(i) Financial Statements. See Index to Financial Statements at Item 8 of this Report.

(ii) Financial Statement Schedule. See Index to Financial Statements at Item 8 of this Report.

(iii) Exhibits

3.1	Restated Certificate of Incorporation.
3.2	Certificate of Amendment of Restated Certificate of Incorporation as filed with the Secretary of State of the State of Delaware on January 3, 2007 is incorporated herein by reference to Exhibit 99.1 to our Current Report on Form 8-K filed on January 9, 2007.
3.3	Amended and Restated By-laws are incorporated herein by reference to Exhibit 3.2 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.
3.4	Amendment No. 1 to Amended and Restated By-laws is incorporated by reference to Exhibit 3.2 to our Quarterly Report on Form 10-Q for the quarter ended December 31, 2003.
3.5	Amendment No. 2 to Amended and Restated By-laws is incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on July 28, 2005.
4.1	Specimen form of stock certificate of Common Stock is incorporated herein by reference to our Registration Statement on Form S-1 (File No. 333-14441) initially filed with the SEC on October 20, 1995, and all amendments thereto.
4.2	Registration Rights Agreement by and among Joseph J. Cayre, Kenneth Cayre, Stanley Cayre, Jack J. Cayre, the Trusts listed on Schedule I attached thereto and us is incorporated herein by reference to an exhibit filed as a part of our Registration Statement on Form S-1 filed October 20, 1995.
4.3	Second Amended and Restated Registration Rights Agreement, dated as of October 2, 2000, between California U.S. Holdings, Inc. and us is incorporated herein by reference to Exhibit 4.6 of our Registration Statement on Form S-2 (File No. 333-107819) initially filed with the SEC on August 8, 2003, and all amendments thereto.
10.1	Distribution Agreement between Infogrames Entertainment SA, Infogrames Multimedia SA and us, dated as of December 16, 1999, is incorporated herein by reference to Exhibit 7 to the Schedule 13D filed by Infogrames Entertainment SA and California U.S. Holdings, Inc. on January 10, 2000.
10.2	Addendum to Distribution Agreement between Infogrames Entertainment SA and us, dated as of December 16, 1999, is incorporated herein by reference to Exhibit 10.26a to our Annual Report on Form 10-K for the fiscal year ended June 30, 2001.
10.3	Amendment to Distribution Agreement between Infogrames Entertainment SA and us dated as of July 1, 2000, is incorporated by reference to Exhibit 10.24a to our Transitional Report on Form 10-K for the transition period March 31, 2000 to June 30, 2000.

10.4		Distribution Agreement between Infogrames Entertainment SA and us, dated October 2, 2000, as supplemented on November 12, 2002 is incorporated by reference to Exhibit 10.4 to our Annual Report on Form 10-K for the fiscal year ended March 31, 2005.
10.5		Agreement for Purchase and Sale of Assets, dated August 22, 2005, between us and Humongous, Inc. is incorporated herein by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.
10.6		Stock Transfer Agreement, dated August 22, 2005, among us, Infogrames Entertainment S.A. and Atari Interactive, Inc. (English Translation) is incorporated herein by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.
10.7		Liquidity Agreement, dated August 22, 2005, between us and Infogrames Entertainment S.A. by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.
10.8		Distribution Agreement, dated August 22, 2005, between us and Humongous, Inc. by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.
10.9		Management and Services Agreement, dated as of March 31, 2006, between Infogrames Entertainment S.A. and us, is incorporated herein by reference to Exhibit 10.9 to our Annual Report on Form 10-K for the year ended March 31, 2006.
10.10		Services Agreement, dated as of March 31, 2006, between us and Infogrames Entertainment S.A. and its subsidiaries, is incorporated herein by reference to Exhibit 10.10 to our Annual Report on Form 10-K for the year ended March 31, 2006.
10.11		Production Services Agreement, dated as of March 31, 2006, between us and Infogrames Entertainment S.A. and its subsidiaries, is incorporated herein by reference to Exhibit 10.11 to our Annual Report on Form 10-K for the year ended March 31, 2006.
10.12		Warehouse Services Contract, dated March 2, 1999, by and between us and Arnold Transportation Services, Inc. t/d/b/a Arnold Logistics is incorporated herein by reference to Exhibit 10.50 to our Annual Report on Form 10-K for the fiscal year ended March 31, 1999.
10.13		Loan and Security Agreement, dated as of May 13, 2005, among us, as Borrower, and HSBC Business Credit (USA) Inc., as Lender is incorporated by reference to Exhibit 10.20 to our Annual Report on Form 10-K for the year ended March 31, 2005.
10.14		First Amendment to Loan and Security Agreement, dated as of June 30, 2005, between us and HSBC Business Credit (USA) Inc. is incorporated herein by reference Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.
10	.15*	The 1995 Stock Incentive Plan (as amended on October 31, 1996) is incorporated herein by reference to Exhibit 10.1 to Amendment No. 2 to our Registration Statement on Form S-1, filed December 6, 1996.
10	.16*	The 1997 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.
10	.17*	The 1997 Stock Incentive Plan (as amended on June 17, 1998) is incorporated herein by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.
10	.18*	The 2000 Stock Incentive Plan is incorporated herein by reference to Appendix B to our proxy statement dated June 29, 2000.
10	.19*	Amendment No. 1 to 2000 Stock Incentive Plan is incorporated herein by reference to Exhibit A to our Information Statement dated November 27, 2000.
10	.20*	Third Amendment to the Atari, Inc. 2000 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004.
10	.21*	Atari, Inc. 2005 Stock Incentive Plan is incorporated by reference to Exhibit 10.10 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.
10	.22*	Form of 2005 Stock Incentive Plan Option Award Agreement is incorporated herein by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended December 31, 2005.
10	.23*	Form of 2005 Stock Incentive Plan Restricted Stock Award Agreement is incorporated herein by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q for the quarter ended December 31, 2005.

10	.24*	The 1998 Employee Stock Purchase Plan is incorporated herein by reference to Exhibit 10.6 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.
10	.25*	Description of Registrant’s Annual Incentive Plan for fiscal 2007.**
10	.26*	Employment Agreement with Bruno Bonnell, dated as of July 1, 2004 and effective as of April 1, 2004, is incorporated herein by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004.
10	.27*	Amendment No. 1 to Employment Agreement, dated as of November 23, 2005, between us and Bruno Bonnell is incorporated herein by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended December 31, 2005.
10	.28*‡	Termination and General Release Agreement, dated October 15, 2004, by and between us and Denis Guyennot is incorporated herein by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended December 31, 2004.
10	.29*	Employment Agreement, dated September 1, 2006, by and between us and David R. Pierce is incorporated herein by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.
10	.31*	Amendment to Employment Agreement, dated May 1, 2007, between David Pierce and Atari, Inc., is incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on May 2, 2007.
10	.32*	Consulting Agreement between us and Ann Kronen, dated as of November 8, 2006, is incorporated herein by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarter ended December 31, 2006.
10.33		Compromise Agreement, dated August 12, 2005, by and among us, Reflections Interactive Limited and Martin Lee Edmondson is incorporated herein by reference to Exhibit 10.1 to our Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-129099).
10	.34‡	Licensed Publisher Agreement between us and Sony Computer Entertainment America, Inc., dated January 19, 2003, is incorporated herein by reference to Exhibit 10.62 to our Registration Statement on Form S-2 (File No. 333-107819) initially filed with the SEC on August 8, 2003, and all amendments thereto.
10	.35‡	PlayStation® 2 Licensed Publisher Agreement between us and Sony Computer Entertainment America, Inc., dated April 1, 2000, as amended is incorporated by reference to Exhibit 10.45 to our Annual Report on Form 10-K for the year ended March 31, 2005.
10	.36‡	Xbox® Publisher License Agreement between us and Microsoft Corporation, dated April 18, 2000, is incorporated herein by reference to Exhibit 10.63 to our Registration Statement on Form S-2 (File No. 333-107819) initially filed with the SEC on August 8, 2003, and all amendments thereto.***
10.37		Sublicense Agreement between us and Funimation Productions, Ltd., dated October 27, 1999, is incorporated herein by reference to Exhibit 10.64 to our Registration Statement on Form S-2 (File No. 333-107819) initially filed with the SEC on August 8, 2003, and all amendments thereto.***
10.38		Amendment One to the Sublicense Agreement between us and Funimation Productions, Ltd., dated April 20, 2002, is incorporated herein by reference to Exhibit 10.65 to our Registration Statement on Form S-2 (File No. 333-107819) initially filed with the SEC on August 8, 2003, and all amendments thereto.
10.39		Amendment Two to the Sublicense Agreement between us and Funimation Productions, Ltd., dated June 15, 2002, is incorporated herein by reference to Exhibit 10.66 to our Registration Statement on Form S-2 (File No. 333-107819) initially filed with the SEC on August 8, 2003, and all amendments thereto.
10.40		Amendment Three to the Sublicense Agreement between us and Funimation Productions, Ltd., dated October 15, 2002, is incorporated herein by reference to Exhibit 10.67 to our Registration Statement on Form S-2 (File No. 333-107819) initially filed with the SEC on August 8, 2003, and all amendments thereto.
10.41		Amendment Four to the Sublicense Agreement between us and Funimation Productions, Ltd., dated November 13, 2002, is incorporated herein by reference to Exhibit 10.68 to our Registration Statement on Form S-2 (File No. 333-107819) initially filed with the SEC on August 8, 2003, and all amendments thereto.

10.42		Amendment Five to the Sublicense Agreement between us and Funimation Productions, Ltd., dated February 21, 2003, is incorporated herein by reference to Exhibit 10.69 to our Registration Statement on Form S-2 (File No. 333-107819) initially filed with the SEC on August 8, 2003, and all amendments thereto.
10.43		Amendment Six to the Sublicense Agreement between us and Funimation Productions, Ltd., dated August 11, 2003, is incorporated herein by reference to Exhibit 10.83 to our Annual Report on Form 10-K for the year ended March 31, 2004.
10.44		Agreement Regarding Satisfaction of Debt and License Amendment among us, Infogrames Entertainment S.A. and California U.S. Holdings, Inc., dated September 4, 2003, is incorporated herein by reference to Exhibit 10.70 to our Registration Statement on Form S-2 (File No. 333-107819) initially filed with the SEC on August 8, 2003, and all amendments thereto.
10.45		Amended Trademark License Agreement between us and Infogrames Entertainment S.A., dated September 4, 2003, is incorporated herein by reference to Exhibit 10.71 to our Registration Statement on Form S-2 (File No. 333-107819) initially filed with the SEC on August 8, 2003, and all amendments thereto.
10.46		Amendment No. 1 Trademark License Agreement between us, Atari Interactive, Inc. and Infogrames Entertainment S.A. is incorporated herein by reference to Exhibit 10.6 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.
10.47		Obligation Assignment and Securing Agreement, dated as of November 3, 2004, by and among us, Infogrames Entertainment SA, Atari Interactive, Inc., Atari Europe SAS, and Paradigm Entertainment, Inc. is incorporated herein by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q for the quarter ended December 31, 2004.
10.48		Secured Promissory Note of Atari Interactive, Inc. in the aggregate amount of $23,058,997.19 payable us is incorporated herein by reference to Exhibit 10.2 of our Quarterly Report on Form 10-Q for the quarter ended December 31, 2004.
10	.49‡	Promissory Note of Atari Interactive, Inc., in the aggregate amount of $5,122,625 payable to us, is incorporated herein by reference to Exhibit 10.86 to our Annual Report on Form 10-K for the year ended March 31, 2004.
10	.50‡	Promissory Note of Atari Interactive, Inc., in the aggregate amount of $2,620,280 payable to us, is incorporated herein by reference to Exhibit 10.87 to our Annual Report on Form 10-K for the year ended March 31, 2004.
10	.51‡	Promissory Note of Paradigm Entertainment, Inc., in the aggregate amount of $828,870 payable to us, is incorporated herein by reference to Exhibit 10.88 to our Annual Report on Form 10-K for the year ended March 31, 2004.
10.52		Agreement Regarding Issuance of Shares, dated September 15, 2005, between us and Infogrames Entertainment S.A. is incorporated herein by reference to Exhibit 10.7 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.
10.53		GT Interactive UK Settlement of Indebtedness Agreement, dated as of September 15, 2005, between us and Atari UK, Infogrames Entertainment S.A. and all of its subsidiaries is incorporated herein by reference to Exhibit 10.8 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.
10.54		Securities Purchase Agreement, dated September 15, 2005, between us and CCM Master Qualified Fund, Ltd. is incorporated herein by reference to Exhibit 10.1 to our Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-129098) filed on November 18, 2005.
10.55		Securities Purchase Agreement, dated September 15, 2005, between us and Sark Master Fund, Ltd. is incorporated herein by reference to Exhibit 10.2 to our Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-129098) filed on November 18, 2005.
10.56		Asset Purchase Agreement, dated July 13, 2006, between us and Reflections Interactive Ltd as the sellers and Ubisoft Holdings, Inc. and Ubisoft Entertainment Ltd as the purchasers, as amended by Amendment No. 1 dated August 3, 2006 is incorporated herein by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

10.57		Credit Agreement, dated November 3, 2006, among Atari, Inc, the Lenders Party Hereto, and Guggenheim Corporate Funding, LLC, as Administrative Agent is incorporated herein by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended December 31, 2006.
10.58		Agreement of Lease, dated June 21, 2006, between us and Fifth and 38th LLC.**
21.1		List of Subsidiaries.**
23.1		Consent of Deloitte & Touche LLP.**
31.1		Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**
31.2		Acting Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**
32.1		Certification by the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.‡‡
32.2		Certification by the Acting Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.‡‡
99	.1‡‡	Licensed PSP Publisher Agreement by and between us and Sony Computer Entertainment America, Inc., dated March 23, 2005, for PlayStation® Portable is incorporated by reference to Exhibit 99.1 to our Annual Report on Form 10-K for the year ended March 31, 2005.
99	.2‡	Amendment to the Xbox® Publisher Licensing Agreement, dated March 1, 2005 is incorporated by reference to Amendment No. 2 to our Annual Report on Form 10-K/A for the year ended March 31, 2005.
99	.3‡	Confidential License Agreement for Nintendo GameCubeTM, by and between Nintendo of America, Inc. and us effective March 29, 2002 is incorporated by reference to Exhibit 99.3 to our Annual Report on Form 10-K for the year ended March 31, 2005.
99.4		First Amendment to Confidential License Agreement for Nintendo GameCubeTM, by and between Nintendo of America, Inc. and us effective March 29, 2002 is incorporated herein by reference to Exhibit 99.1 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.
99	.5‡	Xbox® 360 Publisher License Agreement between us and Microsoft Licensing GP, effective February 17, 2006, is incorporated herein by reference to Exhibit 99.5 to our Annual Report on Form 10-K for the year ended March 31, 2006.
99	.6‡	Confidential License Agreement for Nintendo DS (Western Hemisphere), by and between Nintendo of America, Inc. and us effective October 14, 2005, is incorporated herein by reference to Exhibit 99.6 to our Annual Report on Form 10-K for the year ended March 31, 2006.

Exhibit indicated with an * symbol is a management contract or compensatory plan or arrangement.

Exhibit indicated with an ** symbol is filed herewith.

***	All immaterial amendments/extensions to this agreement were filed as an exhibit 99 in our Quarterly Report for the respective period.

‡	Portions of this exhibit have been redacted pursuant to a confidential treatment request filed with the SEC.

Exhibit indicated with a ‡‡ is furnished herewith

A copy of any of the exhibits included in the Annual Report on Form 10-K as amended, may be obtained by written request to Atari, Inc. upon payment of a fee of $0.10 per page to cover costs. Requests should be sent to Atari, Inc. at the address set forth on the front cover, attention Director, Investor Relations.

SIGNATURES

Pursuant to the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATARI, INC.

By:	/s/ David R. Pierce
Name:     David R. Pierce

Title:	President and Chief Executive Officer

Date: September 18, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title(s)	Date

/s/ David R. Pierce David R. Pierce	President and Chief Executive Officer (principal executive officer)	September 18, 2007

/s/ Arturo Rodriguez Arturo Rodriguez	Acting Chief Financial Officer, Vice President and Controller (principal financial and accounting officer)	September 18, 2007

/s/ James Ackerly James Ackerly	Director	September 18, 2007

/s/ Ronald C. Bernard Ronald C. Bernard	Director	September 18, 2007

/s/ Evence-Charles Coppee Evence-Charles Coppee	Director	September 18, 2007

/s/ Michael G. Corrigan Michael G. Corrigan	Director	September 18, 2007

/s/ Denis Guyennot Denis Guyennot	Director	September 18, 2007

/s/ Ann E. Kronen Ann E. Kronen	Director	September 18, 2007

/s/ Jean-Michel Perbet Jean-Michel Perbet	Director	September 13, 2007

/s/ Thomas Schmider Thomas Schmider	Director	September 18, 2007

ATARI, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Atari, Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of Atari, Inc. and subsidiaries (the “Company”) as of March 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss) and cash flows for the three years in the period ended March 31, 2007. Our audits also included the consolidated financial statement schedule listed at Item 15. These consolidated financial statements and the consolidated financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the consolidated financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at March 31, 2007 and 2006, and the results of its operations and its cash flows for the three years in the period ended March 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has experienced significant operating losses. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Statement No. 123(R), “Share Based Payment”, as revised, effective April 1, 2006. As discussed in Note 23 to the consolidated financial statements, effective March 31, 2007, the Company elected application of Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”.

As discussed in Note 24 to the consolidated financial statements, the Company has restated its fiscal 2005 and 2006 consolidated statement of cash flows.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of March 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 18, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of material weaknesses.

DELOITTE & TOUCHE LLP

New York, New York
September 18, 2007

ATARI, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,
	2006	2007
	(In thousands, except share data)

ASSETS
Current assets:
Cash	$14,948	$7,603
Accounts receivable, net of allowances of $30,918 and $14,148 at March 31, 2006 and March 31, 2007, respectively	12,072	6,473
Inventories, net	20,787	8,843
Due from related parties (Note 13)	4,692	1,799
Prepaid expenses and other current assets	11,345	10,229
Assets of discontinued operations (Note 19)	2,949	645

Total current assets	66,793	35,592
Property and equipment, net of accumulated depreciation of $30,139 and $30,945 at March 31, 2006 and March 31, 2007, respectively	6,113	4,217
Goodwill	66,398	—
Security deposits	137	1,940
Other assets	4,229	1,070

Total assets	$143,670	$42,819

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$23,935	$11,013
Accrued liabilities	19,105	13,381
Royalties payable	13,468	4,282
Due to related parties (Note 13)	10,263	5,703
Liabilities of discontinued operations (Note 19)	3,018	—

Total current liabilities	69,789	34,379
Due to related parties — long term (Note 13)	—	1,912
Long-term liabilities	669	3,434

Total liabilities	70,458	39,725
Commitments and contingencies (Note 15)
Stockholders’ equity:
Preferred stock, $0.01 par value, 5,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $0.10 par value, 30,000,000 shares authorized, 13,476,551 and 13,477,920 shares issued and outstanding at March 31, 2006 and March 31, 2007, respectively(1)	1,348	1,348
Additional paid-in capital	758,165	760,527
Accumulated deficit	(688,730)	(761,299)
Accumulated other comprehensive income	2,429	2,518

Total stockholders’ equity	73,212	3,094

Total liabilities and stockholders’ equity	$143,670	$42,819

(1)	Reflects the one-for-ten reverse stock split effected on January 3, 2007. All periods have been restated to reflect the reverse stock split.

The accompanying notes are an integral part of these consolidated financial statements.

ATARI, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended March 31,
	2005	2006	2007
	(In thousands, except per share data)

Net revenues	$343,837	$206,796	$122,285
Costs, expenses, and income:
Cost of goods sold	200,244	133,604	72,629
Research and product development expenses	58,311	51,887	30,077
Selling and distribution expenses	58,220	42,985	25,296
General and administrative expenses	35,792	30,385	21,788
Restructuring expenses	4,932	8,867	709
Impairment of goodwill	—	—	54,129
Gain on sale of intellectual property	—	(6,224)	(9,000)
Gain on sale of development studio assets	—	—	(885)
Atari trademark license expense	3,350	3,067	2,218
Depreciation and amortization	6,958	5,202	2,968

Total costs, expenses, and income	367,807	269,773	199,929

Operating (loss)	(23,970)	(62,977)	(77,644)
Interest (expense) income, net	(459)	(595)	301
Other income (expense)	42	(208)	77

(Loss) before (benefit from) income taxes	(24,387)	(63,780)	(77,266)
(Benefit from) income taxes	(9,532)	(405)	(10,680)

(Loss) from continuing operations	(14,855)	(63,375)	(66,586)
Income (loss) from discontinued operations of Reflections Interactive Ltd, net of tax provision of $9,716, $0, and $7,559, respectively	20,547	(5,611)	(3,125)

Net income (loss)	$5,692	$(68,986)	$(69,711)

Basic and diluted net income (loss) per share(1):
(Loss) from continuing operations	$(1.22)	$(4.93)	$(4.94)
Income (loss) from discontinued operations of Reflections Interactive Ltd, net of tax	1.69	(0.43)	(0.23)

Net income (loss)	$0.47	$(5.36)	$(5.17)

Basic weighted average shares outstanding(1)	12,128	12,863	13,477

Diluted weighted average shares outstanding(1)	12,159	12,863	13,477

(1)	Reflects the one-for-ten reverse stock split effected on January 3, 2007. All periods have been restated to reflect the reverse stock split.

See Note 13 for detail of related party amounts included within the line items above.

The accompanying notes are an integral part of these consolidated financial statements.

ATARI, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended March 31,
	2005	2006
	As Restated,	As Restated,
	Note 24	Note 24	2007
	(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$5,692	$(68,986)	$(69,711)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
(Income) loss from discontinued operations of Reflections Interactive Ltd	(20,547)	5,611	3,125
Non-cash tax benefit included in continuing operations associated with tax provision of discontinued operations of Reflections Interactive Ltd	(9,716)	—	(7,559)
Escrow receivable associated with sale of Reflections Interactive Ltd	—	—	626
Impairment of goodwill	—	—	54,129
Write-off of acquired intangible and other web-related assets	—	—	2,401
Gain on sale of intellectual property	—	(6,224)	(9,000)
Gain on sale of development studio assets	—	—	(885)
Adjustment for non-cash gain on sale of development studio assets	—	—	200
Stock-based compensation expense	—	—	1,587
Atari trademark license expense	3,350	3,067	2,218
Depreciation and amortization	6,958	5,202	2,968
Related party allocation of executive resignation agreement	—	—	771
Modification of stock options	139	—	—
Non-cash restructuring charges	596	838	—
Loss on sale of IESA shares	—	239	—
Recognition of cumulative translation adjustment from foreign subsidiary	(859)	—	—
Accrued interest	23	20	1
Amortization of deferred financing fees	822	514	202
Recognition of deferred income	(107)	(77)	(328)
Write-off of property and equipment	206	24	—
Gain on sale of property and equipment	—	—	(74)
Non-cash income on cash collateralized security deposit	—	—	(11)
Changes in operating assets and liabilities:
Receivables, net	(4,472)	30,094	5,616
Inventories, net	1,962	3,681	11,243
Due from related parties	(12,285)	(4,126)	2,893
Due to related parties	23,375	12,807	(4,561)
Prepaid expenses and other current assets	(5,531)	8,860	2,532
Accounts payable	(9,947)	(4,199)	(13,672)
Accrued liabilities	1,287	(3,212)	(7,316)
Royalties payable	(4,403)	7,462	(9,186)
Long-term deferred tax liability	—	—	(2,123)
Other long-term liabilities	(324)	(319)	1,852
Other assets	(5,215)	1,688	2,949

Net cash (used in) continuing operating activities	(28,996)	(7,036)	(29,113)
Net cash provided by (used in) discontinued operations	32,238	(8,969)	(7,826)

Net cash provided by (used in) operating activities	3,242	(16,005)	(36,939)
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of intellectual property	—	6,224	9,000
Proceeds from sale of development studio assets	—	—	1,550
Purchase of acquired intangible assets	—	—	(1,737)
Increase in restricted security deposit collateralizing letter of credit	—	—	(1,764)
Proceeds from sale of IESA shares	—	10,051	—
Purchases of property and equipment	(1,861)	(2,305)	(837)
Proceeds from sale of property and equipment	17	28	179

Net cash (used in) provided by continuing investing activities	(1,844)	13,998	6,391
Net cash (used in) provided by discontinued operations	(268)	(224)	23,366

Net cash (used in) provided by investing activities	(2,112)	13,774	29,757

ATARI, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Years Ended March 31,
	2005	2006
	As Restated,	As Restated,
	Note 24	Note 24	2007
	(In thousands)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under third party credit facility	263,281	157,567	15,000
Payments under third party credit facility	(263,281)	(157,567)	(15,000)
Proceeds from issuance of common stock	—	7,264	—
Proceeds from exercise of stock options	92	131	4
Payments under capitalized lease obligation	(109)	(184)	(220)

Net cash (used in) provided by continuing financing activities	(17)	7,211	(216)
Net cash provided by discontinued operations	—	—	—

Net cash (used in) provided by financing activities	(17)	7,211	(216)
Effect of exchange rates on cash	17	(20)	53

Net increase (decrease) in cash	1,130	4,960	(7,345)
Cash — beginning of fiscal year	8,858	9,988	14,948

Cash — end of fiscal year	$9,988	$14,948	$7,603

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	$450	$319	$249
Cash paid for taxes	$—	$—	$—
Income tax refunds	$764	$1,473	$1,047
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Consideration accrued for purchase of capitalized licenses	$3,198	$2,012	$1,816
Consideration accrued for purchase of acquired intangible assets	$—	$—	$554
Capitalization of leasehold improvements funded by landlord	$—	$—	$1,217
Receipt of IESA stock for prepayment of Humongous, Inc. inventory and other costs	$—	$1,972	$—
Issuance of 155,766 shares of common stock in lieu of partial royalty payment(1)	$—	$2,109	$—
Sale of Humongous Entertainment in exchange for shares of IESA stock	$—	$8,318	$—
Issuance of 614,505 shares of common stock in lieu of payment of net related party payables(1)	$—	$7,988	$—
Capital lease obligation for computer equipment	$452	$337	$—
Offset of certain related party trade payables against short-term notes receivable from related parties	$1,317	$—	$—
Offset and assignment of short-term notes receivable from related parties into a secured promissory note	$7,254	$—	$—
Issuance of a secured promissory note in exchange for certain short-term notes receivable and certain related party trade receivables	$(23,059)	$—	$—
Offset of certain related party trade payables against a secured promissory note	$23,059	$—	$—

(1)	Reflects the one-for-ten reverse stock split effected on January 3, 2007. All periods have been restated to reflect the reverse stock split.

The accompanying notes are an integral part of these consolidated financial statements.

ATARI, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND
COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED MARCH 31, 2005, 2006, AND 2007

					Accumulated
	Common		Additional		Other
	Stock	Common	Paid-In	Accumulated	Comprehensive
	Shares(1)	Stock	Capital	Deficit	Income	Total
	(In thousands)

Balance, March 31, 2004	12,123	$1,212	$735,964	$(625,436)	$3,323	$115,063
Comprehensive income:
Net income	—	—	—	5,692	—	5,692
Foreign currency translation adjustment	—	—	—	—	(56)	(56)
Recognition of cumulative translation adjustment from liquidation of a foreign subsidiary	—	—	—	—	(859)	(859)

Total comprehensive income						4,777

Cashless exercise of warrants	5	1	(1)	—	—	—
Exercise of stock options	2	—	44	—	—	44
Issuance of stock options to related party	—	—	48	—	—	48
Modification of stock options	—	—	735	—	—	735

Balance, March 31, 2005	12,130	1,213	736,790	(619,744)	2,408	120,667
Comprehensive loss:
Net loss	—	—	—	(68,986)	—	(68,986)
Foreign currency translation adjustment	—	—	—	—	21	21

Total comprehensive loss						(68,965)

Exercise of stock options	6	1	131	—	—	132
Modification of stock options	—	—	404	—	—	404
Issuance of common stock in lieu of partial royalty payment	156	16	2,093	—	—	2,109
Sale of Humongous Entertainment	—	—	3,613	—	—	3,613
Issuance of common stock in lieu of payment of net related party payables (Note 13)	615	61	7,927	—	—	7,988
Issuance of common stock (Note 4)	570	57	7,207	—	—	7,264

Balance, March 31, 2006	13,477	1,348	758,165	(688,730)	2,429	73,212
Adjustment to opening stockholders’ equity	—	—	—	(2,858)	—	(2,858)
Comprehensive loss:
Net loss	—	—	—	(69,711)	—	(69,711)
Foreign currency translation adjustment	—	—	—	—	89	89

Total comprehensive loss						(69,622)

Related party allocation of executive resignation agreement	—	—	771	—	—	771
Exercise of stock options	1	—	4	—	—	4
Stock-based compensation expense	—	—	1,587	—	—	1,587

Balance, March 31, 2007	13,478	$1,348	$760,527	$(761,299)	$2,518	$3,094

(1)	Reflects the one-for-ten reverse stock split effected on January 3, 2007. All periods have been restated to reflect the reverse stock split.

The accompanying notes are an integral part of these consolidated financial statements.

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

We are a publisher of video game software that is distributed throughout the world and a distributor of video game software in North America. We publish, develop (through external resources), and distribute video games for all platforms, including Sony PlayStation 2, PlayStation 3 and PSP, Nintendo Game Boy Advance, Game Cube, Wii and DS, and Microsoft Xbox and Xbox 360, as well as for personal computers, or PCs. The products we publish or distribute extend across most major video game genres, including action, adventure, strategy, role playing and racing.

Through our relationship with our majority stockholder, Infogrames Entertainment S.A., a French corporation (“IESA”), listed on Euronext, our products are distributed exclusively by IESA throughout Europe, Asia and certain other regions. Similarly, we exclusively distribute IESA’s products in the United States and Canada. Furthermore, we distribute product in Mexico through various non-exclusive agreements. At March 31, 2007, IESA owns approximately 51% of us, through its wholly-owned subsidiary California U.S. Holdings, Inc. (“CUSH”). As a result of this relationship, we have significant related party transactions (Note 13).

Going Concern

Until 2005, we were actively involved in developing video games and in financing development of video games by independent developers, which we would publish and distribute under licenses from the developers. However, beginning in 2005, because of cash constraints, we substantially reduced our involvement in development of video games, and announced plans to divest ourselves of our internal development studios.

During fiscal 2006 and 2007, we sold a number of intellectual properties and development facilities in order to obtain cash to fund our operations. During 2007, we raised approximately $35.0 million through the sale of the rights to the Driver games and certain other intellectual property, and the sale of our Reflections Interactive Ltd (“Reflections”) and Shiny Entertainment (“Shiny”) studios. By the end of fiscal 2007, we did not own any development studios.

The reduction in our development and development financing activities has significantly reduced the number of games we publish. During fiscal 2007, our revenues from publishing activities were $104.7 million, compared with $153.6 million during fiscal 2006 and $289.6 million during fiscal 2005.

We are in the process of developing a strategic plan that would expand our activities into new, emerging aspects of the video game industry, including casual games, online sites, digital downloading, advergaming, and brand licensing. However, our ability to do those things will require that we have a source of funding and some of them will require expansion and extension of our rights to use and sublicense certain properties.

For the year ended March 31, 2007, our net revenues were only $122.3 million, compared with $206.8 million in the prior year, and we had an operating loss of $77.6 million in fiscal 2007, which included a charge of $54.1 million for the impairment of our goodwill, which is related to our publishing unit. We have taken significant steps to reduce our costs. Our ability to deliver products on time depends in good part on developers’ ability to meet completion schedules. Further, our expected releases in fiscal 2008 are even fewer than our releases in fiscal 2007. In addition, most of our releases for fiscal 2008 are focused on the holiday season. As a result our cash needs have become more seasonal and we face significant cash requirements to fund our working capital needs during the second quarter of our fiscal year.

Currently, our only borrowing facility is an asset-based secured credit facility that we established in November 2006 with a group of lenders for which Guggenheim Corporate Funding LLC (“Guggenheim”) is the administrative agent. The credit facility consists of a secured, committed, revolving line of credit in an amount up to $15.0 million (subject to a borrowing base calculation), which includes a $10.0 million sublimit for the issuance of letters of credit. However, the maximum borrowings we can make under the credit facility will not by themselves provide all

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the funding we will need for the calendar 2007 holiday season. Further, the credit facility may be terminated if we do not comply with financial and other covenants prior to our need for borrowing (i.e. NASDAQ delisting).

Historically, we have relied on IESA to provide limited financial support to us, through loans or, in recent years, through purchases of assets. However, IESA has its own financial needs, and its ability to fund its subsidiaries’ operations, including ours, is limited. Therefore, there can be no assurance we will ultimately receive any funding from IESA.

The uncertainty caused by these above conditions raises substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We are still exploring various alternatives to improve our financial position and secure other sources of financing which could include raising equity, forming both operational and financial strategic partnerships, renegotiating or entering into a new credit facility, entering into new arrangements to license intellectual property, and selling selected owned intellectual property and licensed rights. Further, as we are contemplating various alternatives, we utilize a special committee of our board of directors, consisting of our independent board members, James Ackerly, Ronald Bernard, and Michael Corrigan, who are authorized to review significant and special transactions. We continue to examine the reduction of working capital requirements to further conserve cash and may need to take additional actions in the near-term, which may include additional personnel reductions and suspension of certain development projects during fiscal 2008. In May of 2007, we announced a workforce reduction of approximately 20%.

The above actions may or may not prove to be consistent with our long-term strategic objectives, which have been shifted in the last fiscal year, as we have discontinued our internal development activities and increased our focus on online and casual gaming, among other things. We cannot guarantee the completion of these actions or that such actions will generate sufficient resources to fully address the uncertainties of our financial position.

Reverse Stock Split

On January 3, 2007, we effected a one-for-ten reverse stock split. The number of shares we are authorized to issue was reduced from 300,000,000 to 30,000,000, and the par value was increased from $0.01 to $0.10 per share. Preferred stock shares remain at 5,000,000 authorized with a par value of $0.01 per share. All references to share data in this Annual Report on Form 10-K have been restated to reflect the split. See Note 4 for further details.

Principles of Consolidation

The consolidated financial statements include the accounts of Atari, Inc. and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Revenue recognition, sales returns, price protection, other customer related allowances and allowance for doubtful accounts

Revenue is recognized when title and risk of loss transfer to the customer, provided that collection of the resulting receivable is deemed probable by management.

Sales are recorded net of estimated future returns, price protection and other customer related allowances. We are not contractually obligated to accept returns; however, based on facts and circumstances at the time a customer may request approval for a return, we may permit the return or exchange of products sold to certain customers. In addition, we may provide price protection, co-operative advertising and other allowances to certain customers in accordance with industry practice. These reserves are determined based on historical experience, market acceptance of products produced, retailer inventory levels, budgeted customer allowances, the nature of the title and existing commitments to customers. Although management believes it provides adequate reserves with respect to these

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items, actual activity could vary from management’s estimates and such variances could have a material impact on reported results.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make payments when due or within a reasonable period of time thereafter. If the financial condition of our customers were to deteriorate, resulting in an inability to make required payments, additional allowances may be required.

Concentration of Credit Risk

We extend credit to various companies in the retail and mass merchandising industry for the purchase of our merchandise which results in a concentration of credit risk. This concentration of credit risk may be affected by changes in economic or other industry conditions and may, accordingly, impact our overall credit risk. Although we generally do not require collateral, we perform ongoing credit evaluations of our customers and reserves for potential losses are maintained.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include allowances for bad debts, returns, price protection and other customer promotional programs, obsolescence expense, and goodwill impairment. Actual results could materially differ from those estimates. During the fourth quarter of fiscal 2007, we recorded an impairment charge in the amount of $54.1 million, and as of March 31, 2007, our goodwill balance is zero (see Note 6).

Cash

Cash consists of cash in banks. As of March 31, 2006 and March 31, 2007, we have no cash equivalents.

Inventories

Inventories are stated at the lower of cost (average cost method) or market. Allowances are established to reduce the recorded cost of obsolete inventory and slow moving inventory to its net realizable value.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Useful Lives

Computer equipment	3 years
Capitalized computer software	3-5 years
Furniture and fixtures	7 years
Machinery and equipment	5 years

Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful lives of the related assets.

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Fair Values of Financial Instruments

Financial Accounting Standards Board (“FASB”) Statement No. 107, “Disclosures About Fair Value of Financial Instruments,” requires disclosure of the fair value of financial instruments for which it is practicable to estimate. We believe that the carrying amounts of our financial instruments, including cash, accounts receivable, inventories, prepaid expenses and other current assets, accounts payable, accrued liabilities, royalties payable, assets and liabilities of discontinued operations, and amounts due to and from related parties, reflected in the consolidated financial statements approximate fair value due to the short-term maturity and the denomination in U.S. dollars of these instruments.

Long-Lived Assets

We review long-lived assets, such as property and equipment, for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If the estimated fair value of the asset is less than the carrying amount of the asset plus the cost to dispose, an impairment loss is recognized as the amount by which the carrying amount of the asset plus the cost to dispose exceeds its fair value, as defined in FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

Research and Product Development Expenses

Research and product development expenses related to the design, development, and testing of newly developed software products, both internal and external, are charged to expense as incurred. Research and product development expenses also include royalty payments (milestone payments) to third-party developers for products that are currently in development. Once a product is sold, we may be obligated to make additional payments in the form of backend royalties to developers which are calculated based on contractual terms, typically a percentage of sales. Such payments are expensed and included in cost of goods sold in the period the sales are recorded.

Rapid technological innovation, shelf-space competition, shorter product life cycles and buyer selectivity have made it difficult to determine the likelihood of individual product acceptance and success. As a result, we follow the policy of expensing milestone payments as incurred, treating such costs as research and product development expenses.

Licenses

Licenses for intellectual property are capitalized as assets upon the execution of the contract when no significant obligation of performance remains with us or the third party. If significant obligations remain, the asset is capitalized when payments are due or when performance is completed as opposed to when the contract is executed. These licenses are amortized at the licensor’s royalty rate over unit sales to cost of goods sold. Management evaluates the carrying value of these capitalized licenses and records an impairment charge in the period management determines that such capitalized amounts are not expected to be realized. Such impairments are charged to cost of goods sold if the product has released or previously sold, and if the product has never released, these impairments are charged to research and product development expenses.

Atari Trademark License

In connection with a recapitalization completed in fiscal 2004, Atari Interactive, Inc. (“Atari Interactive”), a wholly-owned subsidiary of IESA, extended the term of the license under which we use the Atari trademark to ten years expiring on December 31, 2013. We issued 200,000 shares of our common stock to Atari Interactive for the extended license and will pay a royalty equal to 1% of our net revenues during years six through ten of the extended license. We recorded a deferred charge of $8.5 million, representing the fair value of the shares issued, which was expensed monthly until it became fully expensed in the first quarter of fiscal 2007. The monthly expense was based on the total estimated cost to be incurred by us over the ten-year license period; upon the full expensing of the

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deferred charge, this expense is being recorded as a deferred liability owed to Atari Interactive, to be paid beginning in year six of the license.

Goodwill and Acquired Intangible Assets

Goodwill is the excess purchase price paid over identified intangible and tangible net assets of acquired companies. Goodwill is not amortized, and is tested for impairment at the reporting unit level annually or when there are any indications of impairment, as required by FASB Statement No. 142, “Goodwill and Other Intangible Assets.” A reporting unit is an operating segment for which discrete financial information is available and is regularly reviewed by management. We only have one reporting unit, our publishing business, to which goodwill is assigned.

A two-step approach is required to test goodwill for impairment for each reporting unit. The first step tests for impairment by applying fair value-based tests (described below) to a reporting unit. The second step, if deemed necessary, measures the impairment by applying fair value-based tests to specific assets and liabilities within the reporting unit. Application of the goodwill impairment tests require judgment, including identification of reporting units, assignment of assets and liabilities to each reporting unit, assignment of goodwill to each reporting unit, and determination of the fair value of each reporting unit. The determination of fair value for each reporting unit could be materially affected by changes in these estimates and assumptions. Such changes could trigger impairment. As of March 31, 2007, we recorded a material impairment of our goodwill (Note 6).

Intangible assets are assets that lack physical substance. During fiscal 2007, we recorded acquired intangible assets for website development costs (related to the Atari Online website, including a URL), which are accounted for in accordance with Emerging Issues Task Force (“EITF”) 00-02, “Accounting for Web Site Development Costs.” EITF 00-02 requires that web site development costs be treated as computer software developed for internal use, and that costs incurred in the application and development stages be capitalized in accordance with AICPA Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” As of March 31, 2007, we determined that certain of the acquired intangible assets previously capitalized no longer provided a future benefit to the company, as management decided at the end of the fourth quarter to move to an outsourced technology model; these costs were written off, and the charge is included in research and product development expenses for the year ended March 31, 2007 (Note 6).

Advertising Expenses

Advertising costs are expensed as incurred. Advertising expenses for the years ended March 31, 2005, 2006, and 2007 amounted to approximately $31.6 million, $25.2 million, and $12.9 million, respectively.

Income Taxes

We account for income taxes using the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates in effect for the years in which the differences are expected to reverse. We record an allowance to reduce tax assets to an estimated realizable amount. We monitor our tax liability on a quarterly basis and record the estimated tax obligation based on our current year-to-date results and expectations of the full year results.

Foreign Currency Translation and Foreign Exchange Gains (Losses)

Assets and liabilities of foreign subsidiaries have been translated at year-end exchange rates, while revenues and expenses have been translated at average exchange rates in effect during the year. Cumulative translation adjustments have been reported as a component of accumulated other comprehensive income.

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Foreign exchange gains or losses arise from exchange rate fluctuations on transactions denominated in currencies other than the functional currency. For the years ended March 31, 2005 and March 31, 2007, foreign exchange losses were $0.3 million and $0.4 million, respectively. For the year ended March 31, 2006, we recorded a foreign exchange gain of $0.1 million.

Shipping, Handling and Warehousing Costs

Shipping, handling and warehousing costs incurred to move product to the customer are charged to selling and distribution expense. For the years ended March 31, 2005, 2006, and 2007, these charges were approximately $10.9 million, $7.4 million, and $5.0 million, respectively.

Recent Accounting Pronouncements

Effective April 1, 2006, we adopted FASB Statement No. 123(R), “Share-Based Payments,” issued in December 2004. FASB Statement No. 123(R) is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principal Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” See Note 2 for further information regarding this adoption.

In October 2005, the FASB issued FASB Staff Position (“FSP”) No. FAS 123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R).” The FASB provides companies with a “practical accommodation” when determining the grant date of an award subject to FASB Statement No. 123(R). If (1) the award is a unilateral grant, that is, the recipient does not have the ability to negotiate the key terms and conditions of the award with the employer, (2) the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period, and (3) as long as all other criteria in the grant date definition have been met, then a mutual understanding of the key terms and conditions of an award is presumed to exist at the date the award is approved.

In November 2005, the FASB issued FSP No. FAS 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Award Payments.” FSP No. FAS 123(R)-3 provides an alternative method of calculating the excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of FASB Statement No. 123(R). The adoption of this FSP did not have a material impact on our results of operations or financial condition.

In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3.” FASB Statement No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application to prior periods’ financial statements as the required method for reporting a change in accounting principle and the reporting of a correction of an error. We have implemented this Statement in fiscal 2007 and it has impacted our consolidated financial statements; see Note 25 to our consolidated financial statements for the adoption of FASB Statement No. 154 and Note 23 for the implementation of the SEC Staff accounting Bulletin No. 108.

In June 2006, the FASB issued FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We are required to adopt the provisions of FIN 48 in the first quarter of fiscal 2008. We have not yet evaluated the impact of this implementation on our consolidated financial statements.

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements,” which provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. Furthermore, in February 2007, the FASB issued FASB

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Statement No. 159, “The Fair Value Option for Financial Assets and Liabilities,” which permits an entity to measure certain financial assets and financial liabilities at fair value, and report unrealized gains and losses in earnings at each subsequent reporting date. Its objective is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes without having to apply complex hedge accounting provisions. Statement No. 159 is effective for fiscal years beginning after November 15, 2007, but early application is encouraged. The requirements of Statement No. 157 are adopted concurrently with or prior to the adoption of Statement No. 159. We have not yet evaluated the impact of this implementation on our consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using both a balance sheet and an income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. When the effect of initial application is material, companies will record the effect as a cumulative effect adjustment to the beginning balance of retained earnings. The provisions of SAB No. 108 are effective for us for the fiscal year ended March 31, 2007. The implementation of SAB No. 108 has impacted our consolidated financial statements; see Note 23 to our consolidated financial statements.

During the year ended March 31, 2007, the SEC finalized Rule Release 33-8732A regarding disclosure requirements for executive and director compensation. The final rule increases the disclosure requirements of total compensation for the principal executive officer, the principal financial officer, and up to three of the other most highly paid officers, and requires tabular presentation of all director compensation. The new requirements are effective in Forms 8-K for triggering events that occur on or after November 7, 2006, and in Forms 10-K for fiscal years ending on or after December 15, 2006. This information is incorporated by reference to our definitive Proxy Statement for our Annual Meeting of Stockholders to be held in fiscal 2008, to be filed with the SEC within 120 days after the end of fiscal 2007.

NOTE 2 —	STOCK-BASED COMPENSATION

Effective April 1, 2006, we adopted FASB Statement No. 123(R), “Share-Based Payment,” which requires the measurement and recognition of compensation expense at fair value for employee stock awards. Through March 31, 2006, we accounted for employee stock option plans under the intrinsic value method prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Any equity instruments issued, other than to employees, for acquiring goods and services were accounted for using fair value at the date of grant. We also previously adopted the disclosure provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation,” as amended by FASB Statement No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123,” which required us to disclose pro forma information as if we had applied fair value recognition provisions.

We have adopted FASB Statement No. 123(R) using the modified prospective method in which we are recognizing compensation expense for all awards granted after the required effective date and for the unvested portion of previously granted awards that remained outstanding at the date of adoption. Under this transition method, the measurement as well as our method of amortization of costs for share-based payments granted prior to, but not vested as of, April 1, 2006 would be based on the same estimate of the grant-date fair value and the same amortization method that was previously used in our FASB Statement No. 123 pro forma disclosure. Prior period results have not been restated, as provided for under the modified prospective method.

At March 31, 2007, we had one stock incentive plan, under which we could issue a total of 1,500,000 shares of common stock as stock options or restricted stock, of which 872,490 were still available for grant as of March 31, 2007. Upon approval of this plan, our previous stock option plans were terminated, and we were no longer able to

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

issue options under those plans; however, options originally issued under the previous plans continue to be outstanding. All options granted under our current or previous plans have an exercise price equal to or greater than the market value of the underlying common stock on the date of grant; options vest over four years and expire in ten years.

The recognition of stock-based compensation expense increased our loss before benefit from income taxes, our loss from continuing operations, and our net loss by $1.6 million for the year ended March 31, 2007, and increased our basic or diluted loss per share amount by $0.12 for the year ended March 31, 2007. We have recorded a full valuation allowance against our net deferred tax asset, so the settlement of stock-based compensation awards will not result in tax deficiencies that could impact our consolidated statement of operations. Because the tax deduction from current period settlement of awards has not reduced taxes payable, the settlement of awards has no effect on our cash flow from operating and financing activities.

The following table summarizes the classification of stock-based compensation expense in our consolidated statement of operations (in thousands):

Year Ended
March 31,
2007

Research and product development expenses	$865
Selling and distribution expenses	$88
General and administrative expenses	$634

The weighted average fair value of options granted during the years ended March 31, 2005, 2006, and 2007 was $15.20, $17.80, and $4.62, respectively. The fair value of our options is estimated using the Black-Scholes option pricing model. This model requires assumptions regarding subjective variables that impact the estimate of fair value. Our policy for attributing the value of graded vest share-based payment is a single option straight-line approach. The following table summarizes the assumptions used to compute the weighted average fair value of option grants:

	Year Ended March 31,
	2005	2006	2007

Anticipated volatility	95%	92%	81%
Dividend yield	0%	0%	0%
Remaining life in years	4	4	4

The weighted average risk-free interest rate for the years ended March 31, 2005, 2006, and 2007 was 3.40%, 4.19%, and 4.78%, respectively.

FASB Statement No. 123(R) requires that we recognize stock-based compensation expense for the number of awards that are ultimately expected to vest. As a result, the expense recognized must be reduced for estimated forfeitures prior to vesting, based on a historical annual forfeiture rate, which is 10.1%. Estimated forfeitures shall be assessed at each balance sheet date and may change based on new facts and circumstances. Prior to the adoption of FASB Statement No. 123(R), forfeitures were accounted for as they occurred when included in required pro forma stock compensation disclosures.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table illustrates the effect on (loss) from continuing operations and net income (loss) for the years ended March 31, 2005 and 2006 if we had applied the fair value recognition provisions of the FASB Statement No. 123(R), to stock-based employee compensation (in thousands, except per share data):

	Years Ended March 31,
	2005	2006

(Loss) from continuing operations:
Basic and diluted — as reported	$(14,855)	$(63,375)
Add: Stock-based employee compensation expense included in reported (loss) from continuing operations, net of related tax effects(1)	735	404
Less: Fair value of stock-based employee compensation expense, net of related tax effects	(5,535)	(1,731)

Basic and diluted — pro forma	$(19,655)	$(64,702)
(Loss) from continuing operations per share:
Basic and diluted — as reported	$(1.22)	$(4.93)
Basic and diluted — pro forma	$(1.62)	$(5.03)
Net income (loss):
Basic and diluted — as reported	$5,692	$(68,986)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects(1)	735	404
Less: Fair value of stock-based employee compensation expense, net of related tax effects	(5,535)	(1,731)

Basic and diluted — pro forma	$892	$(70,313)
Net income (loss) per share:
Basic and diluted — as reported	$0.47	$(5.36)
Basic and diluted — pro forma	$0.07	$(5.47)

(1)	For the year ended March 31, 2005 and 2006, we recorded $0.7 million and $0.4 million, respectively, of expense related to the modification of stock option agreements for certain executives terminated during the respective years and in connection with management’s restructuring plan (Note 20).

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes our option activity under our stock-based compensation plans for the years ended March 31, 2005, 2006, and 2007:

		Weighted Average
	Shares	Exercise Price
	(In thousands)

Options outstanding at March 31, 2004	688	$106.05
Granted	492	$21.06
Exercised	(2)	$4.61
Forfeited	(33)	$46.15
Expired	(14)	$106.97

Options outstanding at March 31, 2005	1,131	$69.86
Granted	79	$25.67
Exercised	(6)	$13.30
Forfeited	(276)	$21.59
Expired	(176)	$97.88

Options outstanding at March 31, 2006	752	$77.97
Granted	628	$7.28
Exercised	(2)	$3.40
Forfeited	(110)	$13.57
Expired	(156)	$157.27

Options outstanding at March 31, 2007	1,112	$33.45

Options exercisable at March 31, 2007	473	$65.79

As of March 31, 2007, the weighted average remaining contractual term of options outstanding and exercisable was 7.4 years and 5.2 years, respectively, and there was no aggregate intrinsic value related to options outstanding and exercisable due to a market price lower than the exercise price of all options as of that date. As of March 31, 2007, the total future unrecognized compensation cost related to outstanding unvested options is $3.3 million, which will be recognized as compensation expense over the remaining weighted average vesting period of 1.6 years.

The following table summarizes information concerning currently outstanding and exercisable options (shares in thousands):

		Weighted	Weighted		Weighted
Range of	Number	Average	Average	Number	Average
Exercise Price	Outstanding	Remaining Life	Exercise Price	Exercisable	Exercise Price

$ 3.40-7.40	551	9.4	$7.26	1	$3.40
$ 13.80-76.00	495	6.0	$39.88	406	$43.52
$78.00-396.88	66	2.4	$202.93	66	$202.93

	1,112			473

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 3 —	NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding for the period. Diluted net income (loss) per share reflects the potential dilution that could occur from shares of common stock issuable through stock-based compensation plans including stock options and warrants using the treasury stock method. The following is a reconciliation of basic and diluted loss from continuing operations and income (loss) per share (in thousands, except per share data):

	Years Ended March 31,
	2005	2006	2007

Basic and diluted earnings per share calculation:
(Loss) from continuing operations	$(14,855)	$(63,375)	$(66,586)
Income (loss) from discontinued operations of Reflections Interactive Ltd, net of tax provision of $9,716, $0, and $7,559, respectively	20,547	(5,611)	(3,125)

Net income (loss)	$5,692	$(68,986)	$(69,711)

Basic weighted average shares outstanding	12,128	12,863	13,477
Dilutive effect of stock options and warrants	31	—	—

Diluted weighted average shares outstanding	12,159	12,863	13,477

Basic and diluted net income (loss) per share:
(Loss) from continuing operations	$(1.22)	$(4.94)	$(4.94)
Income (loss) from discontinued operations of Reflections Interactive Ltd, net of tax	1.69	(0.43)	(0.23)

Net income (loss)	$0.47	$(5.36)	$(5.17)

The number of antidilutive shares that was excluded from the diluted earnings per share calculation for the years ended March 31, 2005, 2006, and 2007 was approximately 650,000, 758,800, and 924,000 respectively. For the year ended March 31, 2005, the antidilutive shares are due to options and warrants in which the exercise price is greater than the average market price of the common shares during the period. For the years ended March 31, 2006 and March 31, 2007, the shares were antidilutive due to the net loss for the year.

NOTE 4 —	STOCKHOLDERS’ EQUITY

Reverse Stock Split

On January 3, 2007, our stockholders approved a one-for-ten reverse stock split. As a result of the stock split, we filed with the Secretary of State of the State of Delaware a Certificate of Amendment to our Restated Certificate of Incorporation. The Certificate is effective as of January 3, 2007, and effects a one-for-ten reverse stock split of our issued and outstanding shares of common stock, par value $0.01 and decreases the number of shares of common stock we are authorized to issue from 300,000,000 to 30,000,000. As of the effective date of the split, every 10 shares of our issued and outstanding common stock, $0.01 par value, automatically converted to one share of common stock, $0.10 par value. No fractional shares were issued in connection with the split. Cash will be paid in lieu of fractional shares. The split did not alter any voting rights or other terms of our common stock.

In accordance with the split, the Compensation Committee adjusted the amount of shares reserved under, and all awards made pursuant to, our stock incentive plans (see Note 2).

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Sale of common stock to third-party investors

On September 15, 2005, we entered into a Securities Purchase Agreement, with each of Sark Master Fund Ltd (“SARK Fund”) and CCM Master Qualified Fund, Ltd., a current shareholder (“CCM Fund”), to issue them an aggregate of 570,259 shares of our common stock in private placement transactions. The shares were sold for cash at $13.00 per share for an aggregate offering price of $7.4 million. In connection with the sale, we paid a placement agent fee of approximately $0.1 million.

Sale of Humongous Entertainment

On August 22, 2005, we sold the Humongous Business (“Humongous”) to IESA in exchange for 4,720,771 of their shares valued at $8.3 million. The difference between the sale price and Humongous’ book value was recorded to additional paid-in capital, as no gain can be recorded on sales of businesses with entities under common control. See Note 19 for further details.

Issuance of common stock as settlement of certain net related party balances

In September 2005, we entered into two transactions with our majority stockholder, IESA, to settle certain outstanding net related party balances totaling $8.0 million through the issuance of an aggregate of 614,505 shares of our common stock. See Note 13 for further details.

Warrants

As of March 31, 2007, we had warrants, excluding warrants related to our purchase by IESA, outstanding to purchase an aggregate of approximately 19,249 shares of our common stock. The warrants have expiration dates ranging from May 2006 to November 2012. The exercise price of the warrants ranges from $24.20 to $1,000.00.

NOTE 5 —	CONCENTRATION OF CREDIT RISK

As of March 31, 2006, we had four customers whose accounts receivable exceeded 10% of total accounts receivable:

		For the Year
		Ended
	March 31, 2006	March 31, 2006
	% of Accounts Receivable	% of Net Revenues(1)

Customer 1	25%	13%
Customer 2	15%	13%
Customer 3	14%	31%
Customer 4	11%	9%

	65%	66%

As of March 31, 2007, we had two customers whose accounts receivable exceeded 10% of total accounts receivable:

		For the Year
		Ended
	March 31, 2007	March 31, 2007
	% of Accounts Receivable	% of Net Revenues(1)

Customer 1	34%	19%
Customer 2	20%	9%

	54%	28%

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	Excluding international royalty, licensing, and other income.

Due to the timing of an aggressive pricing program which took effect for customers on June 1, 2006, combined with the timing of cash receipts and lower sales in the year, certain customers were in net credit balance positions within our accounts receivable. As a result, $0.8 million was reclassified to accrued liabilities to properly state our assets and liabilities as of March 31, 2007. As of March 31, 2006, we reclassified credit balances of $0.4 million.

With the exception of the largest customers noted above, accounts receivable balances from all remaining individual customers were less than 10% of our total accounts receivable balance.

NOTE 6 —	GOODWILL AND ACQUIRED INTANGIBLE ASSETS

Goodwill

The change in goodwill for the years ended March 31, 2006 and March 31, 2007 is as follows (in thousands):

	March 31,
	2006	2007

Beginning balance	$70,224	$66,398
Sale of Humongous Entertainment studio	(3,826)	—
Sale of Reflections Interactive Ltd development studio	—	(12,269)
Impairment of goodwill	—	(54,129)

Ending balance	$66,398	$—

During the year ended March 31, 2006, $3.8 million of the goodwill associated with our publishing business was allocated to Humongous, Inc., a related party, as part of the sale transaction. Similarly, during the year ended March 31, 2007, we allocated $12.3 million of goodwill to the sale of our previously wholly-owned development studio Reflections and related Driver intellectual property. See Note 19.

A two-step approach is required to test goodwill for impairment for each reporting unit (see Note 1). In fiscal 2007, we completed the first step of the annual goodwill impairment testing as of December 31, 2006 with regard to the goodwill associated with our publishing business. As part of step one, we considered three methodologies to determine the fair-value of our reporting unit. The first, which we believe is our primary and most reliable approach, is a market capitalization approach. This aligns our market capitalization at the balance sheet date to our publishing business, as we believe this measure is a good indication of third-party determination of fair value. The second approach entails determining the fair value of the reporting unit using a discounted cash flow methodology, which requires significant judgment to estimate the future cash flows and to determine the appropriate discount rates, growth rates, and other assumptions. The third approach is an orderly sale of assets process, which values the publishing unit based on estimated sale price of assets and intellectual property, less any related liabilities. Due to our history of operating losses and diminishing financial performance, we do not place heavy reliance on the second approach. The third approach is not a commonly used analysis; therefore, we place minimal reliance on that approach as well. Pursuant to the analysis using the market capitalization approach, we found no indications of impairment of our recorded goodwill at December 31, 2006.

However, during the fourth quarter ended March 31, 2007, our market capitalization declined significantly. As this measure is our primary indicator of the fair value of our publishing unit, management considered this decline to be a triggering event, requiring us to perform an impairment analysis. As of March 31, 2007, we completed this analysis and our management, with the concurrence of the Audit Committee of our Board of Directors, has concluded that an impairment charge of $54.1 million should be recognized. This is a non-cash charge and has been recorded in the fourth quarter of fiscal 2007.

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Acquired Intangible Assets

The change in acquired intangible assets (included in other assets) for the years ended March 31, 2006 and March 31, 2007 is as follows (in thousands):

	March 31,
	2006	2007

Beginning balance	$731	$—
Additions	—	2,291
Amortization	(731)	—
Write-off	—	(2,151)

Ending balance	$—	$140

During fiscal 2006, acquired intangible assets consisted of a license for the use of certain intellectual property. The intangible was amortized over the expected revenue stream associated with the use of the intellectual property, which was determined upon acquisition to be four years. Amortization expense for the years ended March 31, 2005 and 2006 was $0.7 million in each period. As of March 31, 2006, the intangible asset was fully amortized. During the year ended March 31, 2007, we capitalized as acquired intangible assets $2.3 million of costs incurred with several third party contractors in connection with the development of our Atari Online website, as well as costs incurred to purchase a URL. During the fourth quarter of fiscal 2007, it was determined that certain of the acquired intangible assets previously capitalized no longer provided a future benefit to the company, as management decided at the end of the fourth quarter to move to an outsourced technology model; these costs were written off, and the charge is included in research and product development expenses within our publishing segment. The remaining asset is related to the purchased URL and will not be amortized until the website is operational, which will occur in fiscal 2008. The balance is included in other assets on our consolidated balance sheet as of March 31, 2007.

NOTE 7 —	INVENTORIES, NET

Inventories consist of the following (in thousands):

	March 31,	March 31,
	2006	2007

Finished goods	$18,608	$8,226
Return inventory	2,106	615
Raw materials	73	2

	$20,787	$8,843

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 8 —	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following (in thousands):

	March 31,	March 31,
	2006	2007

Licenses short-term	$5,683	$7,054
Prepaid insurance	872	802
Reflections escrow receivable	—	626
Royalties receivable	2,118	495
Deferred financing fees	33	209
Taxes receivable	23	90
Atari trademark license	305	—
Prepaid broker fee	81	—
Other prepaid expenses and current assets	2,230	953

	$11,345	$10,229

NOTE 9 —	PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following (in thousands):

	March 31,	March 31,
	2006	2007

Capitalized computer software	$17,741	$18,242
Computer equipment	10,801	9,243
Leasehold improvements	5,362	5,241
Furniture and fixtures	2,103	2,195
Machinery and equipment	245	241

	36,252	35,162
Less: accumulated depreciation	(30,139)	(30,945)

	$6,113	$4,217

Included in the balance of leasehold improvements is $1.2 million of improvements related to an on-going renovation of our New York office. These improvements have been funded by our landlord (see Note 15) and have been recorded as a deferred credit, which is being amortized against rent expense over the life of the lease. During fiscal 2007, we recorded a nominal amount of amortization of this credit.

Depreciation expense for the years ended March 31, 2005, 2006, and 2007 amounted to approximately $6.3 million, $4.5 million, and $3.0 million, respectively.

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 10 —	ACCRUED LIABILITIES

Accrued liabilities consist of the following (in thousands):

	March 31,	March 31,
	2006	2007

Accrued third-party development expenses	$1,411	$2,660
Accrued professional fees and other services	1,665	2,578
Accrued distribution services	3,713	2,061
Accrued salary and related costs	1,943	1,581
Accrued advertising	3,772	1,222
Accounts receivable credit balances	381	828
Taxes payable	205	299
Deferred income	381	231
Accrued freight and handling fees	1,029	193
Restructuring reserve (Note 20)	2,163	54
Other	2,442	1,674

	$19,105	$13,381

NOTE 11 —	LONG-TERM LIABILITIES

Long-term liabilities consist of the following (in thousands):

	March 31,	March 31,
	2006	2007

Deferred rent	$25	$1,880
Landlord allowance	—	1,213
Deferred income — long-term	402	325
Other long-term liabilities	242	16

	$669	$3,434

NOTE 12 —	INCOME TAXES

(Loss) before (benefit from) income taxes consisted of (in thousands):

	Years Ended March 31,
	2005	2006	2007

United States	$(24,412)	$(64,002)	$(77,307)
Foreign	25	222	41

(Loss) before (benefit from) income taxes	$(24,387)	$(63,780)	$(77,266)

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The components of the (benefit from) income taxes are as follows (in thousands):

	Years Ended March 31,
	2005	2006	2007

Current:
Federal	$100	$(284)	$—
State and local	(134)	76	—
Foreign	218	(197)	(998)

Total	184	(405)	(998)
Deferred:
Federal	(7,848)	—	(8,216)
State and local	(1,868)	—	(1,466)
Foreign	—	—	—

Total	(9,716)	—	(9,682)
(Benefit from) income taxes	$(9,532)	$(405)	$(10,680)

We allocate income taxes between continuing and discontinued operations in accordance with FASB Statement No. 109, “Accounting for Income Taxes,” particularly paragraph 140, which states that all items, including discontinued operations, should be considered for purposes of determining the amount of tax benefit that results from a loss from continuing operations and that should be allocated to continuing operations. FASB Statement No. 109 is applied by tax jurisdiction, and in periods in which there is a pre-tax loss from continuing operations and pre-tax income in another category, such as discontinued operations, tax expense is first allocated to the other sources of income, with a related benefit recorded in continuing operations.

During the year ended March 31, 2005, we recorded a tax benefit of $9.7 million in accordance with paragraph 140 of FASB Statement No. 109 (see above), offset by a tax provision of approximately $0.2 million primarily from the increase in certain tax exposures of our dormant UK subsidiary.

During the year ended March 31, 2006, we recorded a tax benefit of approximately $0.4 million, primarily from the favorable outcome of a federal income tax examination and the reduction of certain tax exposures of our dormant UK subsidiary.

During the year ended March 31, 2007, we recorded a tax benefit of $7.6 million in accordance with paragraph 140 of FASB Statement No. 109 (see above), as well as a tax benefit from the reversal of a deferred tax liability of $2.1 million, associated with the impairment of our goodwill (Note 23), compounded by a tax benefit of approximately $1.0 million primarily from the favorable outcome of a tax examination of our dormant UK subsidiary.

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of the benefit from income taxes from continuing operations computed at the federal statutory rate to the reported benefit from income taxes is as follows (in thousands):

	Years Ended March 31,
	2005	2006	2007

(Benefit from) income taxes computed at the federal statutory rate	$(8,536)	$(22,323)	$(27,043)
(Benefit) expense from income taxes resulting from:
Permanent differences and other	43	3,668	4,273
State and local taxes, net of federal tax effect	(1,349)	77	(952)
Difference between U.S. and foreign income tax rates	217	(1)	(4)
Reversal of reserves and settlement of tax examinations	100	(405)	(999)
Loss for which no benefit was received	(7)	18,579	14,045

(Benefit from) income taxes	$(9,532)	$(405)	$(10,680)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of our net deferred tax asset are as follows (in thousands):

	March 31,	March 31,
	2006	2007

Deferred tax asset:
Inventory valuation	$1,333	$843
Deferred income	121	20
Net operating loss carryforwards	213,034	209,659
Restructuring reserve	888	22
Allowances for bad debts, returns, price protection and other customer promotional programs	11,309	5,471
Depreciation and amortization	676	15,229
Atari trademark license expense	(122)	736
Research and development credit carryforwards	6,410	8,069

	233,649	240,049
Deferred tax liability:
In process research and development	(792)	—
Other	(12)	—

	(804)	—

Subtotal	232,845	240,049
Less: valuation allowance	(232,845)	(240,049)

Net deferred tax asset	$—	$—

The valuation allowance increased by approximately $7.0 million, primarily related to current year losses for which no benefit was provided.

As of March 31, 2007, we had federal net operating loss carryforwards of approximately $544.6 million. The net operating loss carryforwards will expire beginning in 2012 through 2027 and may be subject to annual limitations provided by Section 382 of the Internal Revenue Code.

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of March 31, 2007, we have federal research and development credits of approximately $6.8 million and state research and development credits of approximately $1.1 million. These credits will expire beginning in 2011. We also have $0.2 million in federal alternative minimum tax credits which can be carried forward indefinitely.

As of March 31, 2007, there were no undistributed earnings for our 100% owned foreign subsidiaries.

NOTE 13 —	RELATED PARTY TRANSACTIONS

Relationship with IESA

As of March 31, 2007, IESA beneficially owned approximately 51% of our common stock. IESA renders management services to us (systems and administrative support) and we render management services and production services to Atari Interactive and other subsidiaries of IESA. Atari Interactive develops video games, and owns the name “Atari” and the Atari logo, which we use under a license. IESA distributes our products in Europe, Asia, and certain other regions, and pays us royalties in this respect. IESA also develops (through its subsidiaries) products which we distribute in the United States, Canada, and Mexico and for which we pay royalties to IESA. Both IESA and Atari Interactive are material sources of products which we bring to market in the United States, Canada, and Mexico. During fiscal 2007, international royalties earned from IESA were the source of 4% of our net revenues. Additionally, IESA and its subsidiaries (primarily Atari Interactive) were the source of approximately 38% of our net publishing product revenue for the year ended March 31, 2007.

Historically, IESA has incurred significant continuing operating losses and has been highly leveraged. On September 12, 2006, IESA announced a multi-step debt restructuring plan, subject to its shareholders’ approval, which would significantly reduce its debt and provide liquidity to meet its operating needs. On November 15, 2006, IESA shareholders approved the debt restructuring plan, permitting IESA to execute on this plan. As of the date of this report, IESA has raised approximately 74 million Euros, of which approximately 45 million Euros has paid down outstanding short-term and long-term debt and has provided approximately 20 million Euro of liquidity for working capital needs. As of the date of this report, IESA has completed its debt restructuring plan; however, its current ability to fund, among other things, its subsidiaries’ operations remains limited. Our results of operations could be materially impaired if IESA fails to fund Atari Interactive, as any delay or cessation in product development could materially decrease our revenue from the distribution of Atari Interactive and IESA products. If the above contingencies occurred, we probably would be forced to take actions that could result in a significant reduction in the size of our operations and could have a material adverse effect on our revenue and cash flows.

Additionally, although Atari is a separate and independent legal entity and we are not a party to, or a guarantor of, and have no obligations or liability in respect of IESA’s indebtedness (except that we have guaranteed the Beverly, MA lease obligation of Atari Interactive), because IESA owns the majority of our common stock, potential investors and current and potential business/trade partners may view IESA’s financial situation as relevant to an assessment of Atari. Therefore, if IESA has negative financial results, it may taint our relationship with our suppliers and distributors, damage our business reputation, affect our ability to generate business and enter into agreements on financially favorable terms, and otherwise impair our ability to raise and generate capital.

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Summary of Related Party Transactions

The following table provides a detailed break out of related party amounts within each line of our consolidated statements of operations (in thousands):

	Years Ended March 31,
Income (Expense)	2005	2006	2007

Net revenues	$343,837	$206,796	$122,285
Related party activity:
Royalty income(1)	2,520	13,521	5,243
License income(1)	31	437	2,464
Sale of goods	1,745	1,120	972
Production, quality and assurance testing and other services	2,438	3,313	3,576

Total related party net revenues	6,734	18,391	12,255
Cost of goods sold	(200,244)	(133,604)	(72,629)
Related party activity:
Distribution fee for Humongous, Inc. products (Note 19)	—	(6,264)	(5,318)
Royalty expense(2)	(30,339)	(14,401)	(11,365)

Total related party cost of goods sold	(30,339)	(20,665)	(16,683)
Research and product development expenses	(58,311)	(51,887)	(30,077)
Related party activity:
Development expenses(3)	(12,578)	(17,321)	(7,224)
Related party allocation of executive resignation agreement	—	—	(771)
Other miscellaneous development expenses	(61)	(238)	(229)

Total related party research and product development expenses	(12,639)	(17,559)	(8,224)
Selling and distribution expenses	(58,220)	(42,985)	(25,296)
Related party activity:
Miscellaneous purchase of services	(73)	(87)	(151)

Total related party selling and distribution expenses	(73)	(87)	(151)
General and administrative expenses	(35,792)	(30,385)	(21,788)
Related party activity:
Management fee revenue	3,000	3,073	3,020
Management fee expense	(3,000)	(3,000)	(3,000)
Office rental and other services(4)	(366)	89	184

Total related party general and administrative expenses	(366)	162	204
Restructuring expenses	(4,932)	(8,867)	(709)
Related party activity:
Office rental(4)	—	(639)	(467)

Total related party restructuring expenses	—	(639)	(467)
Interest (expense) income, net	(459)	(595)	301
Related party activity:
Interest income(5)	887	—	—

Total related party interest income, net	887	—	—

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Years Ended March 31,
Income (Expense)	2005	2006	2007

Income (loss) from discontinued operations of Reflections Interactive Ltd, net of tax provision of $9,716, $0, and $7,559, respectively	20,547	(5,611)	(3,125)
Related party activity:
Royalty income(1)	16,166	4,750	(1,871)
License income(1)	—	—	556

Total related party income (loss) from discontinued operations of Reflections Interactive Ltd, net of tax	16,166	4,750	(1,315)

(1)	We have entered into a distribution agreement with IESA and Atari Europe which provides for IESA’s and Atari Europe’s distribution of our products across Europe, Asia, and certain other regions pursuant to which IESA, Atari Europe, or any of their subsidiaries, as applicable, will pay us 30.0% of the gross margin on such products or 130.0% of the royalty rate due to the developer, whichever is greater. We recognize this amount as royalty income as part of net revenues, net of returns. Additionally, we earn license income from related parties iFone and Glu Mobile (see below).

(2)	We have also entered into a distribution agreement with IESA and Atari Europe, which provides for our distribution of IESA’s (or any of its subsidiaries’) products in the United States, Canada, and Mexico, pursuant to which we will pay IESA either 30.0% of the gross margin on such products or 130.0% of the royalty rate due to the developer, whichever is greater. We recognize this amount as royalty expense as part of cost of goods sold, net of returns.

(3)	We engage certain related party development studios to provide services such as product development, design, and testing.

(4)	In July 2002, we negotiated a sale-leaseback transaction between Atari Interactive and an unrelated party. As part of this transaction, we guaranteed the lease obligation of Atari Interactive. The lease provides for minimum monthly rental payments of approximately $0.1 million escalating nominally over the ten year term of the lease. During fiscal 2006, when the Beverly studio (which held the office space for Atari Interactive) was closed, rental payments were recorded to restructuring expense. We also received indemnification from IESA from costs, if any, that may be incurred by us as a result of the full guaranty.

We received a $1.3 million payment for our efforts in connection with the sale-leaseback transaction. Approximately $0.6 million, an amount equivalent to a third-party broker’s commission, was recognized during fiscal 2003 as other income, while the remaining balance of $0.7 million was deferred and is being recognized over the life of the sub-lease. Accordingly, during the years ended March 31, 2005, 2006, and 2007, approximately $0.1 million of income was recognized in each period. As of March 31, 2006 and March 31, 2007, the remaining balances of approximately $0.5 million and $0.4 million, respectively, is deferred and is being recognized over the life of the sub-lease. Although the Beverly studio was closed as part of management’s restructuring plan (Note 20), the space has not been sublet to date.

Additionally, we provide management information systems services to Atari Australia for which we are reimbursed. The charge is calculated as a percentage of our costs, based on usage, which is agreed upon by the parties.

(5)	During fiscal 2005, we recorded interest income of $0.9 million on related party notes receivable prior to the notes being converted and then subsequently offset against related party trade payables (see below).

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Balance Sheet

The following amounts are outstanding with respect to the related party activities described above (in thousands):

	March 31,
	2006	2007

Due from/(Due to) — current
IESA(1)	$(743)	$(1,494)
Atari Europe(2)	4,054	280
Eden Studios(3)	(2,235)	(595)
Paradigm(3)	(721)	—
Atari Melbourne House(3)	(434)	—
Atari Studio Asia(3)	—	(401)
Humongous, Inc.(4)	(2,341)	(2,218)
Atari Interactive(5)	(3,704)	(992)
Other miscellaneous net receivables	553	1,516

Net due to related parties — current	$(5,571)	$(3,904)

Due from/(Due to) — long-term
Atari Interactive (see Atari Trademark License below)	—	(1,912)

Net due to related parties	$(5,571)	$(5,816)

The current balances reconcile to the balance sheet as follows (in thousands):

	March 31,
	2006	2007

Due from related parties	$4,692	$1,799
Due to related parties	(10,263)	(5,703)

Net due to related parties — current	$(5,571)	$(3,904)

(1)	Balances comprised primarily from the management fees charged to us by IESA and other recharges of cost incurred on our behalf.

(2)	Balances comprised of royalty income or expense from our distribution agreements with IESA and Atari Europe relating to properties owned or licensed by Atari Europe.

(3)	Represents net payables related to related party development activities. (Note: Paradigm and Atari Melbourne House were sold to third parties in the first and third quarters, respectively, of the current fiscal year. Balances due to Atari Melbourne House as of March 31, 2007 were transferred to Atari Studio Asia.)

(4)	Represents distribution fees owed to Humongous, Inc., a related party, related to sale of their product, as well as liabilities for inventory purchased.

(5)	Comprised primarily of royalties owed to Atari Interactive, offset by receivables related to management fee revenue and production and quality and assurance testing services revenue earned from Atari Interactive.

Related Party Notes Receivable

During fiscal 2005, we maintain several notes receivable from related parties on which we recorded interest income. In November 2004, the balance of the notes were transferred to a secured promissory note, which also bore

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

interest at the prime rate plus 3.25% was secured by 200,000 shares of our common stock owned and pledged as collateral by Atari Interactive and by the rights, as owner, to the “Atari” trademark and the “Fuji” logo in North America. The secured promissory note allowed for the netting of sums currently due to us with IESA and several of its subsidiaries. During fiscal 2005, this right of offset was exercised, and as of March 31, 2005, there was no remaining balance on the Secured Note and all rights to the collateral had been released.

Atari Trademark License

In May 2003, we changed our name to Atari, Inc. upon obtaining rights to use the Atari trademark through a license from IESA, which IESA acquired as a part of the acquisition of Hasbro Interactive Inc. (“Hasbro Interactive”). In connection with a debt recapitalization in September 2003, Atari Interactive extended the term of the license under which we use the Atari name and logo to ten years expiring on December 31, 2013. We issued 200,000 shares of our common stock to Atari Interactive for the extended license and will pay a royalty equal to 1% of our net revenues during years six through ten of the extended license. We recorded a deferred charge of $8.5 million, which was being expensed monthly and which became fully expensed during the current period. The monthly expense was based on the total estimated cost to be incurred by us over the ten-year license period. Upon full amortization of the deferred charge, we began recording a long-term liability at $0.2 million per month, to be paid to Atari Interactive beginning in year six of the term of the license. During the years ended March 31, 2005 and 2006, we recorded expense of $3.3 million and $3.1 million, respectively, recorded against the deferred charge. During the year ended March 31, 2007, we recorded expense of $2.2 million, with $0.3 million expensed against the deferred charge that remained at March 31, 2006, and the remainder of the expense recorded in due to related party — long term. As of March 31, 2007, $1.9 million relating to this obligation is included in due to related party — long term.

Issuance of Common Stock to Related Parties

In the second quarter of fiscal 2006, we entered into two transactions with our majority stockholder, IESA, to settle certain outstanding related party balances through the issuance of an aggregate of 614,505 shares of our common stock.

• Related Party Payables

On September 15, 2005, we and IESA entered into an Agreement Regarding Issuance of Shares (“Related Party Share Issuance”) for 488,153 shares of our common stock. These shares represent payment for development costs incurred and other net trade payables that have been incurred in the ordinary course of business due to IESA and several of its subsidiaries. The common stock issued to IESA was valued at $13.00 (market price at the date of the agreement) per share and paid $6.4 million of related party invoices.

• Settlement of Indebtedness

On September 15, 2005, we, IESA (and all of its subsidiaries) and Atari UK entered into the GT Interactive UK Settlement of Indebtedness Agreement (“Settlement of Indebtedness”) whereby we issued 126,351 shares of our common stock in payment of a $1.6 million loan owed by a dormant Atari subsidiary to an IESA subsidiary. The common stock issued to IESA was valued at $13.00 per share (market price at the date of the agreement).

Related Party Transactions with Employees or Former Employees

• Compromise Agreement with Martin Lee Edmondson

On August 31, 2005, pursuant to a Compromise Agreement executed on August 12, 2005 between us, Reflections, and Martin Lee Edmondson, a former employee of Reflections, we issued 155,766 shares to Mr. Edmondson as part of the full and final settlement of a dismissal claim and any and all other claims that

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Mr. Edmondson had or may have had against us and Reflections, except for personal injury claims, accrued pension rights, non-waivable claims, claims to enforce rights under the Compromise Agreement, and claims for financial compensation for services rendered (if any) in connection with our game Driver: Parallel Lines. The share issuance was valued at $2.1 million and the issuance was recorded as a reduction of royalties payable. The Compromise Agreement also included a cash payment of $2.2 million paid in twelve equal installments beginning on September 1, 2005, as well as a one time payment of $0.4 million payable on September 1, 2005. The expense related to this settlement was fully recorded during fiscal 2005. As of March 31, 2006, the remaining liability due to Mr. Edmondson was $0.9 million and was included in liabilities of discontinued operations. During fiscal 2007, the remaining balance was fully paid, and Reflections was sold to a third party (Note 19). As of March 31, 2007, no balance remains outstanding related to this liability.

• Consultation Agreement with Ann Kronen

On November 8, 2006, we entered into a Consulting Agreement with Ann E. Kronen, a member of our Board of Directors (the “Kronen Agreement”). The term of the Kronen Agreement commenced effective August 1, 2006 and ends on March 31, 2007, with automatic one year extensions unless terminated on thirty days notice prior to the end of the current term. Pursuant to the Consulting Agreement, Ms. Kronen will provide (i) product development, and (ii) business development and relationship management services on behalf of us, for which she will be compensated in monthly payments, and reimbursement for any reasonable and pre-approved expenses incurred in connection with such services. During fiscal 2007, we recorded approximately $0.1 million of expense related to this agreement.

• Purchase of iFone by Glu Mobile

During fiscal 2006, we recorded license income from two parties, iFone and Glu Mobile. A member of our Board of Directors, Denis Guyennot, was a consultant for iFone, and a former member of our Board, David Ward, is the Chairman of the Board of iFone; therefore iFone was treated as a related party, with license income included in net revenues and royalties receivable included in due from related parties (see above). In April 2006, iFone was purchased by Glu Mobile, and additionally, Mr. Guyennot is now the Chief Executive Officer of Glu Mobile’s activities in Europe, the Middle East, and Africa. Therefore, Glu Mobile began to receive treatment as a related party in fiscal 2007. During the year ended March 31, 2006, license income recorded from iFone and Glu Mobile was $0.4 million and $1.1 million, respectively. During the year ended March 31, 2007, license income recorded from iFone/Glu Mobile was $3.0 million, of which $0.6 million is included in loss from discontinued operations of Reflections Interactive Ltd. As of March 31, 2006, royalties receivable from iFone and Glu Mobile were $0.4 million (included in due from related parties) and $0.5 million (included in prepaid expenses and other current assets), respectively. As of March 31, 2007, receivables from iFone/Glu Mobile were $1.3 million.

• Related Party Allocation of Executive Resignation Agreement

On April 4, 2007, IESA entered into an agreement with Bruno Bonnell, its founder, CEO, and the Chairman of its Board, under which Mr. Bonnell agreed to resign from his duties as a Director and CEO of IESA and from all the offices he holds with subsidiaries of IESA, including Atari and its subsidiaries. Mr. Bonnell was also the Chairman of our Board, our Chief Creative Officer and our Acting Chief Financial Officer, and previously had been our Chief Executive Officer. IESA agreed to pay Mr. Bonnell a total of approximately 3.0 million Euros ($4.0 million), including applicable foreign taxes. Management has determined that we have benefited from this separation, and that approximately $0.8 million of the payments IESA made should be allocated to the benefit we received. Our consolidated statement of operations for the year ended March 31, 2007 reflects a charge in this amount. As we are not obligated to make any payments, this amount has been recorded as a capital contribution as of March 31, 2007.

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 14 —	DEBT

Credit Facilities

Guggenheim Credit Facility

On November 3, 2006, we established a secured credit facility with several lenders for which Guggenheim is the administrative agent. The Guggenheim credit facility will terminate and be payable in full on November 3, 2009. The credit facility consists of a secured, committed, revolving line of credit in an amount up to $15.0 million, which includes a $10.0 million sublimit for the issuance of letters of credit. Availability under the credit facility is determined by a formula based on a percentage of our eligible receivables. The proceeds may be used for general corporate purposes and working capital needs in the ordinary course of business and to finance acquisitions subject to limitations in the Credit Agreement. The credit facility bears interest at our choice of (i) LIBOR plus 5% per year, or (ii) the greater of (a) the prime rate in effect, or (b) the Federal Funds Effective Rate in effect plus 2.25% per year. Additionally, we are required to pay a commitment fee on the undrawn portions of the credit facility at the rate of 0.75% per year and we paid to Guggenheim a closing fee of $0.2 million. We may terminate or reduce the committed amount of the facility at any time, subject to payment satisfying certain requirements and payment of a prepayment fee. Obligations under the credit facility are secured by liens on substantially all of our present and future assets, including accounts receivable, inventory, general intangibles, fixtures, and equipment, but excluding the stock of our subsidiaries and certain assets located outside of the U.S.

The credit facility includes provisions for a possible term loan facility and an increased revolving credit facility line in the future. If such term loan is made, the early termination prepayment fee is no longer applicable. The credit facility also contains financial covenants that require us to maintain enumerated EBITDA, liquidity, and net debt minimums, and a capital expenditure maximum. As of March 31, 2007, we were not in compliance with all financial covenants; however, we have received a waiver as of that date.

As of March 31, 2007, no borrowings were outstanding, and a nominal amount of interest was included in accrued liabilities.

HSBC Loan and Security Agreement

On May 13, 2005, we obtained a one year $50.0 million revolving credit facility (“Revolving Credit Facility”) with HSBC, pursuant to a Loan and Security Agreement, to fund our working capital and general corporate needs. Loans under the Revolving Credit Facility were determined based on percentages of our eligible receivables and eligible inventory for certain peak seasonal periods. The Revolving Credit Facility bore interest at prime for daily borrowings or LIBOR plus 1.75% for borrowings with a maturity of 30 days or greater. We were required to pay a commitment fee of 0.25% on the average unused portion of the facility quarterly in arrears and closing costs of approximately $0.1 million. The Revolving Credit Facility contained certain financial covenants that required us to maintain enumerated EBITDA, tangible net worth, and working capital minimums. In addition, amounts outstanding under the Revolving Credit Facility were secured by liens on substantially all of our present and future assets, including accounts receivable, inventory, general intangibles, fixtures, and equipment and excluding certain non-U.S. assets.

On January 18, 2006, HSBC notified us that as a result of our default of certain financial covenants for the quarter ended December 31, 2005, they would not extend further credit under our revolving credit facility. HSBC stated that, without waiving any rights, it may in its sole discretion agree to review revised business plans or projections and make or not make future advances under the facility, however, it would not do so on the basis of our business plans at that time. As of March 31, 2006, we had no balance or letters of credit outstanding under the credit facility, and a nominal amount of interest payable was included in accrued liabilities.

On May 31, 2006, the revolving credit facility with HSBC expired. As of such date, we had no obligations outstanding under the credit facility.

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

GECC Senior Credit Facility

On November 12, 2002, we obtained a 30-month $50.0 million secured revolving credit facility (“Senior Credit Facility”) with General Electric Capital Corporation (“GECC”) to fund our working capital and general corporate needs, as well as to fund advances to Atari Interactive and Paradigm. Loans under the Senior Credit Facility were based on a borrowing base comprised of the value of our accounts receivable and short-term marketable securities. The Senior Credit Facility bore interest at prime plus 1.25% for daily borrowings or LIBOR plus 3% for borrowings with a maturity of 30 days or greater. A commitment fee of 0.5% on the average unused portion of the facility is payable monthly and we paid $0.6 million as an initial commitment fee at closing. The Senior Credit Facility contained certain financial covenants and originally named certain related entities, such as Atari Interactive and Paradigm, as guarantors. In addition, amounts outstanding under the Senior Credit Facility were secured by our assets. The Senior Credit Facility expired on May 12, 2005.

NOTE 15 — COMMITMENTS AND CONTINGENCIES

Contractual Obligations

As of March 31, 2007, royalty and license advance obligations, milestone payments and future minimum lease obligations under non-cancelable operating and capital lease obligations were as follows (in thousands):

	Contractual Obligations
	Royalty and
	License	Milestone	Operating Lease	Capital Lease
Fiscal Year	Advances(1)	Payments(2)	Obligations(3)	Obligations(4)	Total

2008	$1,849	$3,764	$3,557	$75	$9,245
2009	—	—	3,024	12	3,036
2010	—	—	2,997	—	2,997
2011	—	—	2,937	—	2,937
2012	—	—	2,822	—	2,822
Thereafter	—	—	24,465	—	24,465

Total	$1,849	$3,764	$39,802	$87	$45,502

(1)	We have committed to pay advance payments under certain royalty and license agreements. The payments of these obligations are dependent on the delivery of the contracted services by the developers.

(2)	Milestone payments represent royalty advances to developers for products that are currently in development. Although milestone payments are not guaranteed, we expect to make these payments if all deliverables and milestones are met timely and accurately. Included in the total contractual obligations of $3.8 million are payments of $0.3 million to be made to a related party development studio.

(3)	We account for our office leases as operating leases, with expiration dates ranging from fiscal 2008 through fiscal 2022. There are future minimum annual rental payments required under the leases, including a related party sublease with Atari Interactive, net of $1.6 million of sublease income to be received in fiscal 2008 and fiscal 2009. Leasehold improvements made at the beginning of or during a lease are amortized over the shorter of the remaining lease term or the estimated useful lives of the assets. Rent expense and sublease income for the years ended March 31, 2005, 2006, and 2007 is as follows (in thousands):

	Year Ended March 31,
	2005	2006	2007

Rent expense	$5,622	$4,059	$3,760
Sublease income	$(708)	$(520)	$(653)

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

• Renewal of New York Lease

During June 2006, we entered into a new lease with our current landlord at our New York headquarters for approximately 70,000 square feet of office space for our principal offices. The term of this lease commenced on July 1, 2006 and is to expire on June 30, 2021. Upon entering into the new lease, our current lease, which was set to expire in December 2006, was terminated. The rent under the new lease for the office space is approximately $2.4 million per year for the first five years, increases to approximately $2.7 million per year for the next five years, and increases to $2.9 million per year for the last five years of the term. In addition, we must pay for electricity, increases in real estate taxes and increases in porter wage rates over the term. The landlord is providing us with a one year rent credit of $2.4 million and an allowance of $4.5 million to be used for building out and furnishing the premises, of which $1.2 million has been recorded as a deferred credit as of March 31, 2007; the remainder of the deferred credit will be recorded as the improvements are completed, and will be amortized against rent expense over the life of the lease. A nominal amount of amortization was recorded during the year ended March 31, 2007. We provided the landlord with a security deposit under the new lease in the form of a letter of credit in the initial amount of $1.7 million, which has been cash collateralized and is included in security deposits on our consolidated balance sheet.

(4)	We maintain several capital leases for computer equipment. Per FASB Statement No. 13, “Accounting for Leases,” we account for capital leases by recording them at the present value of the total future lease payments. They are amortized using the straight-line method over the minimum lease term. As of March 31, 2006, the net book value of the assets, included within property and equipment on the balance sheet, was $0.5 million, net of accumulated depreciation of $0.3 million. As of March 31, 2007, the net book value of the assets was $0.1 million, net of accumulated depreciation of $0.5 million.

Litigation

As of March 31, 2007, our management believes that the ultimate resolution of any of the matters summarized below and/or any other claims which are not stated herein, if any, will not have a material adverse effect on our liquidity, financial condition or results of operations. With respect to matters in which we are the defendant, we believe that the underlying complaints are without merit and intend to defend ourselves vigorously.

Bouchat v. Champion Products, et al. (Accolade)

This suit involving Accolade, Inc. (a predecessor entity of Atari) was filed in 1999 in the District Court of Maryland. The plaintiff originally sued the NFL claiming copyright infringement of a logo being used by the Baltimore Ravens that plaintiff allegedly designed. The plaintiff then also sued nearly 500 other defendants, licensees of the NFL, on the same basis. The NFL hired White & Case to represent all the defendants. Plaintiff filed an amended complaint in 2002. In 2003, the District Court held that plaintiff was precluded from recovering actual damages, profits or statutory damages against the defendants, including Accolade. Plaintiff has appealed the District Court’s ruling to the Fourth Circuit Court of Appeals. White & Case continues to represent Accolade and the NFL continues to bear the cost of the defense.

Indigo Moon Productions, LLC v. Hasbro, Inc., et al.

On August 12, 2005, Indigo Moon Productions, LLC (“Indigo Moon”) filed a lawsuit against Hasbro, Inc., Hasbro Interactive, Atari Interactive, us and Infogrames, Inc. in the United States District Court in the Western District of Kentucky. Indigo Moon alleges that on or about June 28, 2000, Indigo Moon and Hasbro Interactive, Inc. (n/k/a Atari Interactive) entered into a Confidential Information Agreement for sharing information regarding the possibility of cooperating on the production or exploitation of interactive games. Indigo Moon alleges that it provided Atari Interactive with designs and concepts for a computerized version of Clue and that Atari Interactive represented that it would compensate Indigo Moon for its work, but did not. Indigo Moon further alleges that in October 2003 Hasbro, Atari Interactive and/or Infogrames, Inc. (n/k/a Atari) released a Clue FX Game and that in

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the spring of 2005 Hasbro, Atari Interactive and/or Infogrames, Inc. released Clue Mysteries, each of which allegedly incorporates Indigo Moon’s work. Indigo Moon’s complaint alleges the following specific causes of action: breach of express contract, breach of implied contract, promissory estoppel, quasi-contract and unjust enrichment, breach of a confidential relationship and misappropriation of trade secret; and seeks unspecified damages. Plaintiff has agreed to dismiss us from this case without prejudice and to proceed against the remaining defendants. A Notice of Dismissal has been filed with the Court and Atari, Inc. has been dismissed from this case.

Ernst & Young, Inc. v. Atari, Inc.

On July 21, 2006 we were served with a complaint filed by Ernst & Young as Interim Receiver for HIP Interactive, Inc. This suit was filed in New York State Supreme Court, New York County. HIP is a Canadian company that has gone into bankruptcy. HIP contracted with us to have us act as its distributor for various software products in the U.S. HIP is alleging breach of contract claims; to wit, that we failed to pay HIP for product in the amount of $0.7 million. We will investigate filing counter claims against HIP, as HIP owes us, via our Canadian Agent, Hyperactive, for our product distributed in Canada. Our answer and counterclaim were filed in August of 2006 and we initiated discovery against Ernst & Young at the same time. Settlement discussions commenced in September 2006 and are currently on-going.

Research in Motion Limited v. Atari, Inc. and Atari Interactive, Inc.

On October 26, 2006, Research in Motion Limited (“RIM”) filed a claim against us and Atari Interactive in the Ontario Superior Court of Justice. RIM is seeking a declaration that (i) the game BrickBreaker, as well as the copyright, distribution, sale and communication to the public of copies of the game in Canada and the United States, does not infringe any Atari copyright for Breakout or Super Breakout in Canada or the United States, (ii) the audio-visual displays of Breakout do not constitute a work protected by copyright under Canadian law, and (iii) Atari holds no right, title or interest in Breakout under US or Canadian law. RIM is also requesting the costs of the action and such other relief as the court deems. Breakout and Super Breakout are games owned by Atari Interactive. On January 19, 2007, RIM added claims to its case requesting a declaration that (i) its game Meteor Crusher does not infringe Atari copyright for its game Asteroids in Canada, (ii) the audio-visual displays of Asteroids do not constitute a work protected under Canadian law, and (iii) Atari holds no right, title or interest in Asteroids under Canadian law. In August 2007, the Court ruled against Atari’s December 2006 motion to have the RIM claims dismissed on the grounds that there is no statutory relief available to RIM under Canadian law. Atari is in the process of appealing this decision.

NOTE 16 —	EMPLOYEE SAVINGS PLAN

We maintain an Employee Savings Plan (the “Plan”) which qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. The Plan is available to all United States employees who meet the eligibility requirements. Under the Plan, participating employees may elect to defer a portion of their pretax earnings, up to the maximum allowed by the Internal Revenue Service with matching of 100% of the first 3% and 50% of the next 6% of the employee’s contribution provided by us. Generally, the Plan’s assets in a participant’s account will be distributed to a participant or his or her beneficiaries upon termination of employment, retirement, disability or death. All Plan administrative fees are paid by us. Generally, we do not provide our employees any other post-retirement or post-employment benefits, except discretionary severance payments upon termination of employment. Plan expense approximated $1.1 million, $0.6 million, and $0.2 million, for the years ended March 31, 2005, 2006, and 2007, respectively.

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 17 —	GAIN ON SALE OF DEVELOPMENT STUDIO ASSETS

Sale of Shiny Entertainment

In September 2006, we sold to a third party certain development assets of our Shiny studio for $1.8 million. We recorded a gain of $0.9 million, which represented the difference between the proceeds from the sale and the net book value of the property and equipment sold. There was no allocation of goodwill to Shiny as a result of this sale, as it has been determined that the Shiny studio did not constitute a business in accordance with FASB Statement No. 142, “Goodwill and Other Intangible Assets.” The gain on sale is reflected on the face of our consolidated statements of operations for the year ended March 31, 2007.

NOTE 18 —	SALE OF INTELLECTUAL PROPERTY

In the fourth quarter of fiscal 2006, we entered into two separate Purchase and Sale Agreements with a third party to sell and assign all rights, title, and interest in the Timeshift franchise and other development projects in progress, along with the development agreements with the current external developers for the creation of these games. The third party paid us a total of $6.2 million as consideration for the sales. The amount was recorded as a gain on sale of intellectual property for the year ended March 31, 2006.

In the first quarter of fiscal 2007, we entered into a Purchase and Sale Agreement with a third party to sell and assign all rights, title, and interest in the Stuntman franchise, along with a development agreement with the current developer for the creation of this game. The cash proceeds from the sale were $9.0 million, which was recorded as a gain on sale of intellectual property during the year ended March 31, 2007.

NOTE 19 —	DISCONTINUED OPERATIONS

Sale of Humongous and Discontinued Operations Treatment

In the fourth quarter of fiscal 2005, following the guidance established under FASB Statement No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” management committed to a plan to divest of Humongous. During the second quarter of fiscal 2006, selected Humongous assets were sold to our majority stockholder, IESA in exchange for 4,720,771 of their shares valued at $8.3 million. Humongous’ book value approximated $4.7 million and consisted primarily of intellectual property, existing inventory, license rights, and an allocation of goodwill of $3.8 million. The difference of approximately $3.6 million between the sale price and the Humongous’ book value was recorded to additional paid-in capital, as no gain can be recorded on sales of businesses with entities under common control.

Additionally, IESA advanced approximately $2.0 million, totaling 1,119,390 of their shares, for certain future costs related to platform royalty advances, manufacturing costs and milestone payments that we have subsequently paid on behalf of Humongous, Inc. In the aggregate, we received 5,840,161 shares of IESA (“IESA Shares”).

In connection with the above transactions, on August 22, 2005, we and IESA entered into an agreement, pursuant to which we agreed to cooperate with regard to the sale of some or all of the IESA Shares received. Therefore, in September 2005, the IESA Shares were sold for $10.1 million and we realized a loss of $0.2 million included in other income (expense) as part of net loss in the nine months ended December 31, 2005. We did not incur any additional expenses in conjunction with this transaction.

Immediately following the sale, we entered into a Distribution Agreement, dated as of August 22, 2005, (the “Humongous Distribution Agreement”), with Humongous, Inc. (formerly Humongous), a newly formed wholly-owned subsidiary of IESA, under which we were to be the sole distributor in the US, Canada, and Mexico of products developed by Humongous, Inc. This agreement had a term through March 31, 2006, with an option to extend through March 31, 2007, at the discretion of Humongous, Inc. Although this distribution agreement was expected to generate continuing cash flows from the distribution of their product, it was expected that IESA would have sold Humongous, Inc. to a third party within twelve months from the disposal date of August 22, 2005. During

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the current period, we have determined that, while Humongous is expected to be sold, the potential buyer has requested us to continue to distribute Humongous, Inc.’s products beyond the assessment period ending August 22, 2006, and therefore will not eliminate our significant continuing involvement. Therefore under guidance established under FASB Statement No. 144, we no longer qualify to consider Humongous a discontinued operation and have reclassified its results back to continuing operations and its assets and liabilities as held and used beginning in our Annual Report on Form 10-K for the year ended March 31, 2006.

Sale of Reflections

In August 2006, we sold to a third party the Driver intellectual property and certain assets of Reflections for $24.0 million. We maintained sell-off rights for three months for all Driver products, excluding Driver: Parallel Lines, which we maintained until the end of the third quarter of the current fiscal year. The tangible assets included in the sale were property and equipment only. Goodwill allocated to Reflections was $12.3 million. During the second quarter of fiscal 2007, we recorded a gain in the amount of the difference between the proceeds from the sale and the net book value of Reflections’ property and equipment and the goodwill allocation. The gain recorded was approximately $11.5 million, and was included in (loss) from discontinued operations of Reflections (see below).

• Balance Sheets

At March 31, 2006 and 2007, the assets and liabilities of Reflections are presented separately on our consolidated balance sheets. The balances at March 31, 2007 represent assets and liabilities associated with Reflections and the Driver franchise that were not included in the sale. Management’s intent is to divest itself of the remaining assets and liabilities associated with Reflections’ office lease over the next six months. The components of the assets and liabilities of discontinued operations are as follows (in thousands):

	March 31,	March 31,
	2006	2007

Assets:
Cash	$438	$—
Inventories, net	574	—
Prepaid expenses and other current assets	1,222	310
Property and equipment, net	251	—
Other assets	464	335

Total assets	$2,949	$645

Liabilities:
Accounts payable	$874	$—
Accrued liabilities	731	—
Royalties payable	1,413	—

Total liabilities	$3,018	$—

• Results of Operations

As Reflections represented a component of our business and its results of operations and cash flows can be separated from the rest of our operations, the results for the periods presented are disclosed as discontinued operations on the face of the consolidated statements of operations. Net revenues and income (loss) from

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

discontinued operations, net of tax, for the year ended March 31, 2005, 2006, and 2007, respectively, are as follows (in thousands):

	Year Ended March 31,
	2005	2006	2007

Net revenues	$63,976	$11,865	$(630)
Income (loss) from operations of Reflections Interactive Ltd	30,263	(5,611)	(7,038)
Gain on sale of Reflections Interactive Ltd	—	—	11,472

Income (loss) before provision for income taxes from discontinued operations of Reflections Interactive Ltd	30,263	(5,611)	4,434
Provision for income taxes	9,716	—	7,559

Income (loss) from discontinued operations of Reflections Interactive Ltd	$20,547	$(5,611)	$(3,125)

NOTE 20 —	RESTRUCTURING

During the fourth quarter of fiscal 2005, following the guidance established under FASB Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” management announced a restructuring plan to strengthen our competitive position in the marketplace as well as enhance shareholder value. During the years ended March 31, 2005 and 2006, we recorded restructuring expenses of $4.9 million and $8.9 million, respectively, which include the termination of several key executives as well as severance and other charges related to the closing of the Beverly, MA, and Santa Monica, CA, publishing studios and the transfer of all publishing operations to the New York office. Also included in this charge for fiscal 2006, in accordance with FASB Statement No. 146, is the present value of all future lease payments, less the present value of expected sublease income to be recorded, primarily for the Beverly and Santa Monica offices, as well as costs related to employee terminations at our New York headquarters that took place in the fourth quarter of fiscal 2006. In fiscal 2007, restructuring expenses of $0.7 million consisted primarily of true ups to the present value of all future lease payments and sublease income recorded in fiscal 2006, as required by FASB Statement No. 146, as well as additional severance and miscellaneous charges. The charge for restructuring is comprised of the following (in thousands):

	Years Ended March 31,
	2005	2006	2007

Severance and retention expenses	$4,219	$4,907	$87
Lease related costs	—	1,615	595
Relocation	—	447	—
Fixed asset write offs	—	434	—
Modification of stock options	596	404	—
Consultants	—	358	—
Miscellaneous costs	117	702	27

Total	$4,932	$8,867	$709

We expect to incur a nominal amount of costs in fiscal 2008 related to management’s 2005 restructuring plan, primarily related to the present value lease true ups. Additionally, in the first quarter of fiscal 2008, management announced a new plan to reduce our total workforce by 20%, primarily in general and administrative functions, which will result in a charge of approximately $0.8 million to $1.1 million to be recorded in fiscal 2008 (see Note 22).

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following is a reconciliation of our restructuring reserve from inception through March 31, 2007 (in thousands):

	Balance at			Cash	Balance at
	March 31,	Accrued		Payments,	March 31,
	2004	Amounts	Reclasses	Net	2005

Short term
Severance and retention	$—	$4,167	$—	$(2,362)	$1,805
Miscellaneous costs	—	117	—	(37)	80

Total	—	4,284	—	(2,399)	1,885
Long term
Severance and retention	—	52	—	—	52

Total	—	52	—	—	52

Total	$—	$4,336	$—	$(2,399)	$1,937

	Balance at			Cash	Balance at
	March 31,	Accrued		Payments,	March 31,
	2005	Amounts	Reclasses	Net	2006

Short term
Severance and retention	$1,805	$4,907	$52	$(4,878)	$1,886
Lease related costs	—	1,615	(56)	(1,314)	245
Relocation	—	447	—	(447)	—
Consultants	—	358	—	(358)	—
Miscellaneous costs	80	702	—	(750)	32

Total	1,885	8,029	(4)	(7,747)	2,163
Long term
Severance and retention	52	—	(52)	—	—
Lease related costs	—	—	56	—	56

Total	52	—	4	—	56

Total	$1,937	$8,029	$—	$(7,747)	$2,219

	Balance at			Cash	Balance at
	March 31,	Accrued		Payments,	March 31,
	2006	Amounts	Reclasses	Net	2007

Short term
Severance and retention	$1,886	$87	$—	$(1,973)	$—
Lease related costs	245	595	53	(839)	54
Miscellaneous costs	32	27	—	(59)	—

Total	2,163	709	53	(2,871)	54
Long term
Lease related costs	56	—	(53)	—	3

Total	56	—	(53)	—	3

Total	$2,219	$709	$—	$(2,871)	$57

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the years ended March 31, 2005 and 2006, the charges of $0.6 million and $0.4 million, respectively, for the modification of stock options were recorded as part of the termination agreement with certain employees as an increase to additional paid-in capital, and during the year ended March 31, 2006, the charge of $0.4 million for fixed asset write offs was recorded as a decrease to property and equipment, net.

NOTE 21 —	OPERATIONS BY REPORTABLE SEGMENTS AND GEOGRAPHIC AREAS

We have three reportable segments: publishing, distribution and corporate. During the first quarter of the prior fiscal year, publishing was comprised of two studios located in Santa Monica, California, and Beverly, Massachusetts. As part of our restructuring plan, the Beverly studio was closed in the first quarter of fiscal 2006 and the Santa Monica studio was closed in the second quarter of fiscal 2006; all publishing operations have been transferred to the New York office. Distribution constitutes the sale of other publishers’ titles to various mass merchants and other retailers. Corporate includes the costs of senior executive management, legal, finance, and administration. The majority of depreciation expense for fixed assets is charged to the corporate segment and a portion is recorded in the publishing segment. This amount consists of depreciation on computers and office furniture in the publishing unit. Historically, we do not separately track or maintain records, other than those for goodwill (all attributable to the publishing segment during all periods presented, and fully impaired as of March 31, 2007) and a nominal amount of fixed assets, which identify assets by segment and, accordingly, such information is not available.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. We evaluate performance based on operating results of these segments. There are no intersegment revenues.

The results of operations for Reflections are not included in our segment reporting below as they are classified as discontinued operations in our consolidated financial statements. Prior to its classification as discontinued operations, the results for Reflections were part of the publishing segment.

Our reportable segments are strategic business units with different associated costs and profit margins. They are managed separately because each business unit requires different planning, and where appropriate, merchandising and marketing strategies.

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following summary represents the consolidated net revenues, operating income (loss), depreciation and amortization, and interest expense, net, by reportable segment for the years ended March 31, 2005, 2006, and 2007 (in thousands):

	Publishing	Distribution	Corporate	Total

Year ended March 31, 2005:
Net revenues	$289,636	$54,201	$—	$343,837
Operating income (loss)(1)	6,894	13,150	(39,082)	(19,038)
Depreciation and amortization	(2,646)	—	(4,312)	(6,958)
Interest expense, net	—	—	(459)	(459)
Year ended March 31, 2006:
Net revenues	$153,598	$53,198	$—	206,796
Operating (loss) income(1)(2)	(22,054)	2,052	(34,108)	(54,110)
Depreciation and amortization	(1,875)	—	(3,327)	(5,202)
Interest expense, net	—	—	(595)	(595)
Year ended March 31, 2007:
Net revenues	$104,650	$17,635	$—	$122,285
Operating (loss) income(1)(2)(3)	(52,003)	1,145	(26,077)	(76,935)
Depreciation and amortization	(517)	—	(2,451)	(2,968)
Interest income, net	—	139	162	301

(1)	Operating (loss) for the Corporate segment for the years ended March 31, 2005, 2006, and 2007 excludes restructuring charges of $4.9 million, $8.9 million, and $0.7 million, respectively. Including restructuring charges, total operating loss for the years ended March 31, 2005, 2006, and 2007 is $24.0 million, $63.0 million, and $77.6 million, respectively.

(2)	Operating (loss) for the publishing segment for the year ended March 31, 2006 includes a gain on the sale of intellectual property of $6.2 million, and for the year ended March 31, 2007 includes a gain on the sale of intellectual property of $9.0 million and a gain on the sale of development studio assets of $0.9 million.

(3)	Operating (loss) for the publishing segment for the year ended March 31, 2007 includes impairment of goodwill of $54.1 million.

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net revenues by product are as follows (in thousands):

	March 31,
	2005	2006	2007

Publishing net product revenues:
Console
PlayStation 2	$97,931	$45,438	$31,047
Xbox 360	—	—	10,582
Nintendo Wii	—	—	7,346
Plug and play	15,519	11,904	2,449
Xbox	23,279	12,544	262
Game Cube	14,181	2,304	175
PlayStation	2,943	—	—

Total console	153,853	72,190	51,861
Handheld
PlayStation Portable	—	2,688	6,647
Game Boy Advance	34,784	8,576	3,410
Nintendo DS	2,141	2,688	1,749
Game Boy Color	—	—	—

Total handheld	36,925	13,952	11,806
PC	76,792	41,857	23,788

Total publishing net product revenues	267,570	127,999	87,455
International royalty income (Note 13)	2,520	13,521	5,243
Licensing and other income	19,546	12,078	11,952

Total publishing net revenues	289,636	153,598	104,650
Distribution net revenues	54,201	53,198	17,635

Total net revenues	$343,837	$206,796	$122,285

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information about our operations in the United States and Europe (revenue based on location product is shipped from) for the years ended March 31, 2005, 2006, and 2007 are presented below (in thousands):

	United
	States	Europe	Total

Year ended March 31, 2005:
Net revenues(1)	$343,837	$—	$343,837
Operating (loss)(2)	(13,573)	(10,397)	(23,970)
Capital expenditures(3)	1,861	268	2,129
Total assets(4)	187,370	2,669	190,039
Year ended March 31, 2006:
Net revenues(1)	$206,796	—	$206,796
Operating (loss)(2)	(51,713)	(11,264)	(62,977)
Capital expenditures(3)	2,305	224	2,529
Total assets(4)	141,361	2,309	143,670
Year ended March 31, 2007:
Net revenues(1)	$122,285	—	$122,285
Operating (loss)(2)	(74,873)	(2,771)	(77,644)
Capital expenditures(3)	837	8	845
Total assets(4)	42,049	770	42,819

(1)	United States net revenues include royalties on sales of our product sold internationally. For the years ended March 31, 2005, 2006, and 2007 the royalties were $2.5 million, $13.5 million, and $5.2 million, respectively.

(2)	Operating income (loss) for Europe for the years ended March 31, 2005, 2006, and 2007 includes operating expenses of $10.4 million, $11.5 million, and $4.7 million, respectively, for the Reflections studio, which was sold to a third party in the second quarter of fiscal 2007 (Note 19). These expenses are included in income (loss) from discontinued operations for each period presented.

(3)	Capital expenditures for Europe for all periods presented are property and equipment purchases for the Reflections studio, which is presented as a discontinued operation for all periods presented, and was sold to a third party in the second quarter of fiscal 2007 (Note 19).

(4)	Total assets for Europe for the years ended March 31, 2005, 2006, and 2007 include assets of $2.2 million, $2.1 million, and $0.6 million, respectively, for the Reflections studio, which was sold to a third party in the second quarter of fiscal 2007 (Note 19). These assets are included in assets of discontinued operations for each period presented.

NOTE 22 —	SUBSEQUENT EVENTS

Restructuring

On May 1, 2007, we announced a plan to reduce our total workforce by approximately 20%, primarily in general and administrative functions. This plan was approved by the Board of Directors on April 10, 2007 and communication to employees was completed on April 30, 2007. We expect to complete the workforce reductions by July 31, 2007. We anticipate recording a restructuring reserve during our fiscal 2008 first quarter to reflect severance packages of approximately $0.8 million to $1.1 million. We expect payments regarding the severance packages to extend through the first quarter of fiscal 2009.

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 23 —	STAFF ACCOUNTING BULLETIN NO. 108

In September 2006, the SEC released SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 permits us to adjust for the cumulative effect of errors relating to prior years, not previously identified, in the carrying amount of assets and liabilities as of the beginning of the current fiscal year, with an offsetting adjustment to the opening balance of retained earnings in the year of implementation. SAB No. 108 also permits us to correct the immaterial effects of these errors on fiscal 2007 quarters the next time we file these prior period interim financial statements on Form 10-Q. As such, we do not intend to amend previously filed reports with the SEC. In accordance with SAB No. 108, we have adjusted our opening retained earnings for fiscal 2007 and the unaudited quarterly financial data for the first three quarters of fiscal 2007, presented in Note 25, for the effects of the errors described below. We consider these errors to be individually and collectively immaterial to prior periods.

• Inventory Write-off related to the lower-of-cost or market adjustment

During our year end financial closing, we determined that in previous periods we did not properly record a lower-of-cost-or-market adjustment to our inventory. As such, we have written off inventory based on facts and circumstances known and available at March 31, 2006 and prior. This inventory write-off of $0.7 million decreases the balances in opening retained earnings and inventory as of April 1, 2006, as presented in the table below.

• Deferred Tax Liability

During our year end financial closing, we determined that we had not established a deferred tax liability for the deferred tax consequences of a temporary difference that arose from a difference in the book and tax basis of goodwill. As such, we have adjusted our opening retained earnings for fiscal 2007.

	Inventory	Deferred Tax
	Write-off	Liability	Total

Cumulative effect on inventory as of April 1, 2006	$(735)	$—	$(735)
Cumulative effect on long-term deferred tax liability as of April 1, 2006	$—	$(2,123)	$(2,123)
Cumulative effect on retained earnings as of April 1, 2006	$(735)	$(2,123)	$(2,858)

NOTE 24 —	RESTATEMENT

We identified an error following the issuance of the fiscal 2005 and 2006 consolidated financial statements relating to the presentation of financing activities within our consolidated statements of cash flows. We failed to present separately the gross borrowings and repayments under third party credit facilities with maturities of greater than 3 months. The gross borrowings and repayments were $263,281 and $263,281, respectively in 2005 and $157,567 and $157,567, respectively in 2006.

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 25 —	UNAUDITED QUARTERLY FINANCIAL DATA AND RESTATEMENT

Summarized unaudited quarterly financial data for the fiscal year ended March 31, 2006 is as follows (in thousands, except per share amounts):

	June 30,	September 30,	December 31,	March 31,
	2005	2005	2005	2006

Net revenues	$23,877	$38,358	$99,982	$44,579
Operating (loss)	(30,099)	(22,072)	(2,245)	(8,561)
(Loss) income from continuing operations	(30,138)	(22,331)	(2,348)	(8,558)
(Loss) income from discontinued operations of Reflections Interactive Ltd, net of tax	(2,679)	(2,880)	(2,413)	2,361
Net (loss)	(32,817)	(25,211)	(4,761)	(6,197)
Basic and diluted (loss) from continuing operations per share	$(2.49)	$(1.81)	$(0.17)	$(0.66)
Basic and diluted (loss) from discontinued operations of Reflections Interactive Ltd, net of tax, per share	$(0.22)	$(0.23)	$(0.18)	$0.18
Basic and diluted net (loss) per share	$(2.71)	$(2.04)	$(0.35)	$(0.48)
Weighted average shares outstanding — basic and diluted	12,130	12,377	13,475	13,476

Summarized unaudited quarterly financial data for the fiscal year ended March 31, 2007 is as follows (in thousands, except per share amounts):

	June 30,	September 30,	December 31,	March 31,
	2006	2006	2006	2007
	(Revised)	(Revised and	(Revised and
		Restated)	Restated)

Net revenues	$19,474	$28,588	$47,277	$26,946
Operating (loss) income	(4,713)	(9,623)	1,711	(65,019)
(Loss) income from continuing operations	(4,759)	(4,477)	1,082	(58,432)
(Loss) income from discontinued operations of Reflections Interactive Ltd, net of tax	(2,537)	4,410	(1,727)	(3,271)
Net (loss)	(7,296)	(67)	(645)	(61,703)
Basic and diluted (loss) income from continuing operations per share	$(0.35)	$(0.33)	$0.08	$(4.33)
Basic and diluted (loss) income from discontinued operations of Reflections Interactive Ltd, net of tax, per share	$(0.19)	$0.32	$(0.13)	$(0.24)
Basic and diluted net (loss) per share	$(0.54)	$(0.01)	$(0.05)	$(4.57)
Weighted average shares outstanding — basic and diluted	13,477	13,478	13,478	13,478

During the fourth quarter of fiscal 2006, we sold certain of our intellectual properties to a third party for a total of $6.2 million, which was recorded as a gain on sale (Note 18). Additionally, we recorded additional price protection allowances of $4.2 million in connection with an aggressive pricing plan implemented in the first quarter of fiscal 2007.

During the first quarter of fiscal 2007, we sold a certain intellectual property to a third party for proceeds of $9.0 million, which was recorded as a gain on sale (Note 18).

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the second quarter of fiscal 2007, we sold to a third party Driver intellectual property and certain assets of Reflections for $24.0 million, recording a gain of $11.5 million, included in income from discontinued operations of Reflections Interactive Ltd, net of tax (Note 19). Additionally, in the second quarter of fiscal 2007, we sold to a third party certain development assets of Shiny for $1.8 million and recorded a gain of $0.9 million, which represented the difference between the proceeds from the sale and the net book value of the property and equipment sold (Note 17).

During the fourth quarter of fiscal 2007, we recorded an impairment charge on our goodwill of $54.1 million (Note 6).

The per share amounts are calculated independently for each of the quarters presented. The sum of the quarters may not equal the full year per share amounts.

Restatement of Loss from Continuing Operations and (Loss) Income from Discontinued Operations

In the fourth quarter of fiscal 2007, we identified an error in the way we previously accounted for income taxes. Paragraph 38 of FASB Statement No. 109, “Accounting for Income Taxes,” provides guidance on the process by which an entity should allocate the total tax provision or benefit to the various components of the income statement, including continuing and discontinued operations. The method prescribed by Paragraph 38 computes the total tax provision or benefit for all items of income and expense and then separately computes the tax provision or benefit for continuing operations. The difference between these two computations is allocated among the remaining categories. Paragraph 140 provides an exception to the general rule under Paragraph 38 by stating that all categories should be considered for purposes of determining the amount of tax benefit that results from a loss from continuing operations and that should be allocated to continuing operations. This analysis should be done on a jurisdictional basis to ensure that the loss from continuing operations can properly offset income or gain from other categories in compliance with the appropriate tax law.

In our second quarter of fiscal 2007, we realized a gain from our domestic discontinued operations as a result of the sale of certain US intellectual property. We failed to consider the proper tax accounting consequences of this transaction by benefiting the cumulative second quarter of fiscal 2007 loss from continuing operations for the effect of the gain in domestic discontinued operations. The recording of a benefit would be appropriate in this instance, under the guidance of Paragraph 140, because such domestic loss would offset the domestic gain generated in discontinued operations. An adjustment to the third quarter fiscal 2007 tax accounts was also necessary as income and loss from the respective categories fluctuated during the third quarter and therefore impacted the cumulative tax benefit and detriment required to be accrued.

Accordingly, our previously reported unaudited quarterly information has been revised and restated to reflect adjustments related to the errors in accounting for income taxes as discussed above and the adoption of SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” as discussed in Note 23.

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of the effects is as follows (in thousands):

				As Revised
	As	Restatement	SAB No. 108	and
As of and for the Three Months Ended June 30, 2006	Reported	Adjustment	Adjustment	Restated

Long-term deferred tax liability	$—	$—	$2,305	$2,305
(Loss) before provision for income taxes	$(4,577)	$—	$—	$(4,577)
Provision for income taxes	—	—	182	182

(Loss) from continuing operations	(4,577)	—	182	(4,759)
(Loss) from discontinued operations of Reflections Interactive Ltd, net of tax	(2,537)	—	—	(2,537)

Net (loss)	$(7,114)	$—	$182	$(7,296)

Basic and diluted net (loss) per share(1):
(Loss) from continuing operations	$(0.34)	$—	$0.01	$(0.35)
(Loss) from discontinued operations of Reflections Interactive Ltd, net of tax	(0.19)	—	—	(0.19)

Net (loss)	$(0.53)	$—	$0.01	$(0.54)

				As Revised
	As	Restatement	SAB No. 108	and
As of and for the Three Months Ended September 30, 2006	Reported	Adjustment	Adjustment	Restated

Long-term deferred tax liability	$—	$—	$2,683	$2,683
(Loss) before (benefit from) provision for income taxes	$(9,492)	$—	$—	$(9,492)
(Benefit from) provision for income taxes	—	(5,393)	378	(5,015)

(Loss) from continuing operations	(9,492)	(5,393)	378	(4,477)
Income from discontinued operations of Reflections Interactive Ltd, net of tax	9,803	5,393	—	4,410

Net income	$311	$—	$378	$67

Basic and diluted net income per share(1):
(Loss) from continuing operations	$(0.70)	$(0.40)	$0.03	$(0.33)
Income from discontinued operations of Reflections Interactive Ltd, net of tax	0.72	0.40	—	0.32

Net income (loss)	$0.02	$—	$0.03	$(0.01)

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

				As Revised
	As	Restatement	SAB No. 108	and
For the Six Months Ended September 30, 2006	Reported	Adjustment	Adjustment	Restated

(Loss) before (benefit from) provision for income taxes	$(14,069)	$—	$—	$(14,069)
(Benefit from) provision for income taxes	—	(5,393)	560	(4,833)

(Loss) from continuing operations	(14,069)	(5,393)	560	(9,236)
Income from discontinued operations of Reflections Interactive Ltd, net of tax	7,266	5,393	—	1,873

Net (loss)	$(6,803)	$—	$560	$(7,363)

Basic and diluted net (loss) per share(1):
(Loss) from continuing operations	$(1.04)	$(0.40)	$0.04	$(0.68)
Income from discontinued operations of Reflections Interactive Ltd, net of tax	0.54	0.40	—	0.14

Net (loss)	$(0.50)	$—	$0.04	$(0.54)

				As Revised
	As	Restatement	SAB No. 108	and
As of and for the Three Months Ended December 31, 2006	Reported	Adjustment	Adjustment	Restated

Long-term deferred tax liability	$—	$—	$2,613	$2,613
Income before provision for income taxes	$1,689	$—	$—	$1,689
Provision for income taxes	—	677	(70)	607

Income from continuing operations	1,689	677	(70)	1,082
(Loss) from discontinued operations of Reflections Interactive Ltd, net of tax	(2,404)	(677)	—	(1,727)

Net (loss)	$(715)	$—	$(70)	$(645)

Basic and diluted net (loss) per share(1):
Income from continuing operations	$0.13	$0.05	$(0.00)	$0.08
(Loss) from discontinued operations of Reflections Interactive Ltd, net of tax	(0.18)	(0.05)	—	(0.13)

Net (loss)	$(0.05)	$—	$0.00	$(0.05)

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

				As Revised
	As	Restatement	SAB No. 108	and
For the Nine Months Ended December 31, 2006	Reported	Adjustment	Adjustment	Restated

(Loss) before (benefit from) provision for income taxes	$(12,380)	$—	$—	$(12,380)
(Benefit from) provision for income taxes	—	(4,716)	490	(4,226)

(Loss) from continuing operations	(12,380)	(4,716)	490	(8,154)
Income from discontinued operations of Reflections Interactive Ltd, net of tax	4,862	4,716	—	146

Net (loss)	$(7,518)	$—	$490	$(8,008)

Basic and diluted net (loss) per share(1):
(Loss) from continuing operations	$(0.92)	$(0.35)	$0.03	$(0.60)
Income from discontinued operations of Reflections Interactive Ltd, net of tax	0.36	0.35	—	0.01

Net (loss)	$(0.56)	$—	$0.03	$(0.59)

(1)	Reflects the one-for-ten reverse stock split effected on January 3, 2007. All periods have been restated to reflect the reverse stock split.

ATARI, INC. AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

		Additions	Additions
	Balance	Charged to	Charged to		Balance
	Beginning	Net	Operating		End
Description	of Period	Revenues	Expenses	Deductions	of Period
	(In thousands)

Allowance for bad debts, returns, price protection and other customer promotional programs:
Year ended March 31, 2007	$30,918	$22,428	$269	$(39,467)	$14,148

Year ended March 31, 2006	$24,285	$54,964	$1,919	$(50,250)	$30,918

Year ended March 31, 2005	$36,279	$76,239	$3,622	$(91,855)	$24,285

		Additions	Additions
	Balance	Charged to	Charged to		Balance
	Beginning	Cost of	Operating		End
Description	of Period	Goods Sold	Expenses	Deductions	of Period

Reserve for obsolescence:
Year ended March 31, 2007	$2,427	$2,486	$—	$(3,054)	$1,859

Year ended March 31, 2006	$2,489	$3,678	$—	$(3,740)	$2,427

Year ended March 31, 2005	$2,035	$2,645	$—	$(2,191)	$2,489

ANNEX E
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended December 31, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File No. 0-27338

ATARI, INC.
(Exact name of registrant as specified in its charter)

DELAWARE (State or Other Jurisdiction of Incorporation or Organization)	13-3689915 (I.R.S. Employer Identification No.)

417 FIFTH AVENUE, NEW YORK, NY 10016
(Address of principal executive offices) (Zip code)

(212) 726-6500
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐     No ☑

As of February 11, 2008, there were 13,477,920 shares of the registrant’s Common Stock outstanding.

ATARI, INC. AND SUBSIDIARIES

DECEMBER 31, 2007 QUARTERLY REPORT ON FORM 10-Q

E-i

PART I. FINANCIAL INFORMATION

Item 1.	Financial Statements

ATARI, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2007	2007
	(In thousands, except
	share data)
	(Unaudited)

ASSETS
Current assets:
Cash	$7,603	$5,428
Receivables, net of allowances of $14,148 and $15,052 at March 31, 2007 and December 31, 2007, respectively	6,473	16,156
Inventories, net (Note 4)	8,843	7,367
Due from related parties (Note 6)	1,799	425
Prepaid expenses and other current assets (Note 4)	10,229	5,559
Assets of discontinued operations (Note 9)	645	—

Total current assets	35,592	34,935
Property and equipment, net of accumulated depreciation of $30,945 and $32,143 at March 31, 2007 and December 31, 2007, respectively	4,217	6,344
Security deposits	1,940	1,094
Other assets	1,070	1,150

Total assets	$42,819	$43,523

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)
Current liabilities:
Accounts payable	$11,013	$10,648
Accrued liabilities (Note 4)	13,381	11,458
Royalties payable	4,282	3,808
Credit facility (Note 8)	—	14,000
Due to related parties (Note 6)	5,703	5,333

Total current liabilities	34,379	45,247
Due to related parties — long-term (Note 6)	1,912	3,021
Long-term deferred rent and related rental obligations	3,093	6,690
Related party license advance (Note 1, 6 and 10)	—	5,108
Other long-term liabilities	341	268

Total liabilities	39,725	60,334

Commitments and contingencies (Note 7)
Stockholders’ equity (deficiency):
Preferred stock, $0.01 par value, 5,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $0.10 par value, 30,000,000 shares authorized, 13,477,920 shares issued and outstanding at March 31, 2007 and December 31, 2007	1,348	1,348
Additional paid-in capital	760,527	760,634
Accumulated deficit	(761,299)	(781,279)
Accumulated other comprehensive income	2,518	2,486

Total stockholders’ equity (deficiency)	3,094	(16,811)

Total liabilities and stockholders’ equity (deficiency)	$42,819	$43,523

The accompanying notes are an integral part of these condensed consolidated financial statements.

ATARI, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months		Nine Months
	Ended		Ended
	December 31,		December 31,
	2006	2007	2006	2007
	(In thousands, except per share data)
	(Unaudited)

Net revenues	$47,277	$41,115	$95,338	$64,845

Costs, expenses, and income:
Cost of goods sold	27,117	21,145	56,296	34,186
Research and product development	5,522	4,423	19,988	12,425
Selling and distribution expenses	6,377	7,123	20,795	15,882
General and administrative expenses	5,206	3,341	16,321	13,894
Restructuring expenses	224	3,730	558	4,722
Gain on sale of intellectual property	—	—	(9,000)	—
Gain on sale of development studio assets	—	—	(885)	—
Depreciation and amortization	565	323	2,227	1,198
Atari trademark license expense	554	554	1,663	1,663

Total costs, expenses, and income	45,565	40,639	107,963	83,970

Operating income (loss)	1,712	476	(12,625)	(19,125)
Interest (expense) income, net	(45)	(810)	187	(855)
Other income	23	19	58	33

Income (loss) before income taxes	1,690	(315)	(12,380)	(19,947)
Provision for (benefit from) income taxes	607	—	(4,226)	—

Income (loss) from continuing operations	1,083	(315)	(8,154)	(19,947)
(Loss) income from discontinued operations of Reflections Interactive Ltd., net of tax	(1,727)	(33)	146	(33)

Net loss	$(644)	$(348)	$(8,008)	$(19,980)

Basic and diluted net loss income per share:
Income (loss) from continuing operations	$0.08	$(0.02)	$(0.60)	$(1.47)
(Loss) income from discontinued operations of Reflections Interactive Ltd., net of tax	(0.13)	(0.01)	0.01	(0.01)

Net loss	$(0.05)	$(0.03)	$(0.59)	$(1.48)

Basic weighted average shares outstanding	13,477	13,478	13,477	13,478

Diluted weighted average shares outstanding	13,477	13,478	13,477	13,478

See Note 6 for detail of related party amounts included within the line items above.

The accompanying notes are an integral part of these condensed consolidated financial statements.

ATARI, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months
	Ended
	December 31,
	2006	2007
	(In thousands)
	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(8,008)	$(19,980)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss from discontinued operations of Reflections Interactive Ltd., net of tax	11,326	33
Gain on sale of Reflections Interactive Ltd.	(11,472)	—
Non-cash tax benefit included in continuing operations associated with tax provisions of discontinued operations of Reflections Interactive Ltd.	(4,716)	—
Adjustment for non-cash gain on sale of Reflections Interactive Ltd.	2,400	—
Gain on sale of intellectual property	(9,000)	—
Gain on sale of development studio assets	(885)	—
Adjustment for non-cash gain on sale of development studio assets	200	—
Stock-based compensation expense	1,135	107
Non-cash expense/income on cash collateralized security deposit	—	(1)
Atari name license expense	1,663	1,663
Depreciation and amortization	2,227	1,198
Amortization of deferred financing fees	149	610
Accrued interest	—	108
Gain on sale of property and equipment	(74)	—
Other miscellaneous adjustments to net loss	(332)	(57)
Changes in operating assets and liabilities:
Receivables, net	(11,091)	(9,686)
Inventories, net	7,382	1,475
Due from related parties	2,975	(925)
Due to related parties	(357)	1,374
Prepaid expenses and other current assets	(1,981)	4,655
Accounts payable	(10,756)	(371)
Accrued liabilities	(4,274)	(1,970)
Royalties payable	(10,219)	(474)
Long-term liabilities	1,468	807
Other assets	2,793	(609)

Net cash used in continuing operating activities	(39,447)	(22,043)
Net cash (used in) provided by discontinued operations	(7,163)	612

Net cash used in operating activities	(46,610)	(21,431)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of intellectual property	9,000	—
(Increase) decrease in restricted cash collateralizing letter of credit	(1,764)	845
Proceeds from sale of property and equipment	179	—
Proceeds from sale of development studio assets	1,550	—
Purchases of acquired intangible assets	(1,212)	—
Purchases of property and equipment	(897)	(533)

Net cash provided by (used in) continuing investing activities	6,856	312
Net cash provided by discontinued operations	21,593	—

Net cash provided by (used in) investing activities	28,449	312

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under credit facility	15,000	14,000
Payments under credit facility	(8,000)	—
Proceeds from related party license advance	—	5,000
Proceeds from exercise of stock options	4	—
Payments under capitalized lease obligation	(173)	(63)

Net cash provided by continuing financing activities	6,831	18,937

Effect of foreign exchange rates on cash	13	7

Net decrease in cash	(11,317)	(2,175)
Cash — beginning of fiscal period	14,948	7,603

Cash — end of fiscal period	$3,631	$5,428

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	$120	$342
Income tax refunds	$—	$—
Income tax payments	$—	$—
SUPPLEMENTAL DISCLOSURE OF NON-CASH OPERATING, INVESTING, AND FINANCING ACTIVITIES
Escrow receivable in connection with sale of Reflections Interactive Ltd.	$2,400	$—
Escrow receivable in connection with sale of development studio assets	$200	$—
Consideration accrued for purchase of capitalized licenses	$970	$0
Capitalization of leasehold improvements funded by landlord	$—	$2,792

The accompanying notes are an integral part of these condensed consolidated financial statements.

ATARI, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIENCY)
AND COMPREHENSIVE LOSS

					Accumulated
	Common		Additional		Other
	Stock	Common	Paid-In	Accumulated	Comprehensive
	Shares	Stock	Capital	Deficit	Income	Total
	(In thousands)
	(Unaudited)

Balance, March 31, 2007	13,478	$1,348	$760,527	$(761,299)	$2,518	$3,094
Comprehensive loss:
Net loss	—	—	—	(19,980)	—	(19,980)
Foreign currency translation adjustment	—	—	—	—	(32)	(32)

Total comprehensive loss						(20,012)
Stock-based compensation expense	—	—	107	—	—	107

Balance, December 31, 2007	13,478	$1,348	$760,634	$(781,279)	$2,486	$(16,811)

The accompanying notes are an integral part of these condensed consolidated financial statements.

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

NOTE 1 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

Nature of Business

We are a publisher of video game software that is distributed throughout the world and a distributor of video game software in North America. We publish, develop (through external resources), and distribute video games for all platforms, including Sony PlayStation 2, PlayStation 3, and PSP; Nintendo Game Boy Advance, GameCube, Wii, and DS; and Microsoft Xbox and Xbox 360, as well as for personal computers, or PCs. The products we publish or distribute extend across every major video game genre, including action, adventure, strategy, role-playing, and racing.

Through our relationship with our majority stockholder, Infogrames Entertainment S.A., a French corporation (“IESA”), listed on Euronext, our products are distributed exclusively by IESA throughout Europe, Asia and certain other regions. Similarly, we exclusively distribute IESA’s products in the United States and Canada. Furthermore, we distribute product in Mexico through various non-exclusive agreements. At December 31, 2007, IESA owns approximately 51% of us through its wholly-owned subsidiary California U.S. Holdings, Inc. (“CUSH”). As a result of this relationship, we have significant related party transactions (Note 6).

Going Concern

Until 2005, we were actively involved in developing video games and in financing development of video games by independent developers, which we would publish and distribute under licenses from the developers. However, beginning in 2005, because of cash constraints, we substantially reduced our involvement in development of video games, and announced plans to divest ourselves of our internal development studios.

During fiscal 2006 and 2007, we sold a number of intellectual properties and development facilities in order to obtain cash to fund our operations. During fiscal 2007, we raised approximately $35.0 million through the sale of the rights to the Driver games and certain other intellectual property, and the sale of our Reflections Interactive (“Reflections”) and Shiny Entertainment (“Shiny”) studios. By the end of fiscal 2007, we did not own any development studios.

The reduction in our development activities has significantly reduced the number of games we publish. During fiscal 2007, our revenues from publishing activities were $104.7 million, compared with $153.6 million during fiscal 2006 and $289.6 million during fiscal 2005. During the nine months ended December 31, 2007, our revenues from our publishing business were $56.3 million.

For the year ended March 31, 2007, we had an operating loss of $77.6 million, which included a charge of $54.1 million for the impairment of our goodwill, which is related to our publishing unit. During the nine months ended December 31, 2007, we incurred an operating loss of approximately $19.1 million. We have taken significant steps to reduce our costs such as our May 2007 and November 2007 workforce reduction of approximately 20% and 30%, respectively. Our ability to deliver products on time depends in good part on developers’ ability to meet completion schedules. Further, our expected releases in fiscal 2008 are even fewer than our releases in fiscal 2007. In addition, most of our releases for fiscal 2008 were focused on the holiday season. As a result our cash needs have become more seasonal and we face significant cash requirements to fund our working capital needs.

The following series of events and transactions which have occurred since September 30, 2007, have caused or are part of our current restructuring initiatives intended to allow us to devote more resources to focusing on our distribution business strategy, provide liquidity, and to mitigate our future cash requirements:

Guggenheim Corporate Funding LLC Covenant Default

As of September 30, 2007, our only borrowing facility was an asset-based secured credit facility that we established in November 2006 with a group of lenders for which Guggenheim Corporate Funding LLC

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(“Guggenheim”) is the administrative agent. The credit facility consisted of a secured, committed, revolving line of credit in an initial amount up to $15.0 million (subject to a borrowing base calculation), which initially included a $10.0 million sublimit for the issuance of letters of credit. On October 1, 2007, the lenders provided a waiver of covenant defaults as of June 30, 2007 and reduced the aggregate borrowing commitment of the revolving line of credit to $3.0 million.

Removal of the Atari, Inc. Board of Directors

On October 5, 2007, CUSH, via a written consent, removed James Ackerly, Ronald C. Bernard, Michael G. Corrigan, Denis Guyennot, and Ann E. Kronen from the Board of Directors of Atari. On October 15, 2007, we announced the appointment of Wendell Adair, Eugene I. Davis, James B. Shein, and Bradley E. Scher as independent directors of our Board. Further, we have also appointed Curtis G. Solsvig III, as our Chief Restructuring Officer and have retained AlixPartners (of which Mr. Solsvig is a Managing Director) to assist us in evaluating and implementing strategic and tactical options through our restructuring process.

Transfer of the Guggenheim credit facility to BlueBay High Yield Investments (Luxembourg) S.A.R.L.

On October 18, 2007, we consented to the transfer of the loans outstanding ($3.0 million) under the Guggenheim credit facility to funds affiliated with BlueBay Asset Management plc and to the appointment of BlueBay High Yield Investments (Luxembourg) S.A.R.L. , or BlueBay, as successor administrative agent. BlueBay Asset Management plc is a significant shareholder of IESA. On October 23, 2007, we entered into a waiver and amendment with BlueBay for, as amended, a $10.0 million Senior Secured Credit Facility (“Senior Credit Facility”). The Senior Credit Facility matures on December 31, 2009, charges an interest rate of the applicable LIBOR rate plus 7% per year, and eliminates certain financial covenants.

As of December 31, 2007 and through February 12, 2008, we are in violation of our weekly cash flow covenants. BlueBay our lender has not waived this violation and we have entered into a forbearance agreement which states our lender will not exercise its rights on our facility until the earlier of (i) March 3, 2008, (ii) additional covenant defaults except for the ones existing as the date of this report or (iii) if any action transpires which is viewed to be adverse to the position of the lender (See Note 8).

Test Drive Intellectual Property License

On November 8, 2007, we entered into two separate license agreements with IESA pursuant to which we granted IESA the exclusive right and license, under its trademark and intellectual property rights, to create, develop, distribute and otherwise exploit licensed products derived from our series of interactive computer and video games franchise known as “Test Drive” and “Test Drive Unlimited” (the “Franchise”) for a term of seven years (collectively, the “TDU Agreements”).

IESA paid us a non-refundable advance, fully recoupable against royalties to be paid under each of the TDU Agreements, of (i) $4 million under a trademark agreement (“Trademark Agreement”) and (ii) $1 million under an intellectual property agreement (“IP Agreement”), both advances of which shall accrue interest at a yearly rate of 15% throughout the term of the applicable agreement (collectively, the “Advance Royalty”). Under the Trademark Agreement, the base royalty rate is 7.2% of net revenue actually received by IESA from the sale of licensed products, or, in lieu of the foregoing royalties, 40% of net revenue actually received by IESA from the exploitation of licensed products on the wireless platform. Under the IP Agreement, the base royalty rate is 1.8% of net revenue actually received by IESA from the sale of licensed products, or, in lieu of the foregoing royalties, 10% of net revenue actually received by IESA from the exploitation of licensed products on the wireless platform.

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Overhead Reduction

On November 13, 2007, we announced a plan to lower operating expenses by, among other things, reducing headcount. The plan included (i) a reduction in force to consolidate certain operations, eliminate certain non-critical functions, and refocus certain engineering and support functions, and (ii) transfer of certain product development and business development employees to IESA in connection with the termination of a production services agreement between us and IESA. We expect that, after completion of the plan during fiscal 2009, total headcount will be reduced by approximately 30.0%. See Note 10.

Global Memorandum of Understanding

On December 4, 2007, we entered into a Global Memorandum of Understanding Regarding Restructuring of Atari, Inc. (“Global MOU”) with IESA, pursuant to which we agreed, in furtherance of our restructuring plan, to the supersession or termination of certain existing agreements and the entry into certain new agreements between IESA and/or its affiliates and us. See the Short Form Distribution Agreement, Termination and Transfer of Assets Agreement, QA Service Agreement and the Intercompany Service Agreement described below.

The Global MOU also contemplated the execution of a Waiver, Consent and Third Amendment to the Credit Agreement, as amended, among us and BlueBay. This Third Amendment to the Credit Agreement raised our credit limit with BlueBay to $14.0 million (See Note 8).

Furthermore, we agreed with IESA that during the third fiscal quarter of 2008, IESA and us shall discuss an extension of the termination date of the Trademark License Agreement, dated September 4, 2003, as amended, between us and Atari Interactive, Inc., a majority owned subsidiary of IESA, (“Atari Interactive”).

Short Form Distribution Agreement

We entered into a Short Form Distribution Agreement with IESA (together with two of its affiliates) that supersedes, with respect to games to be distributed on or after the effective date of the Short Form Distribution Agreement, the two prior Distribution Agreements between us and IESA dated December 16, 1999 and October 2, 2000. The Short Form Distribution Agreement is a binding agreement between the parties that sets forth the principal terms of a Long Form Distribution Agreement to be negotiated and entered into by the parties, as consented by BlueBay, on or before March 14, 2008. Pursuant to the Short Form Distribution Agreement, IESA granted us the exclusive right for the term of the Short Form Distribution Agreement to contract with IESA for distribution rights in the contemplated territory to all interactive entertainment software games developed by or on behalf of IESA that are released in packaged media format. For any game, IESA may also grant us the distribution rights to the game’s digital download format in the contemplated territory, which will automatically revert to IESA if the annual gross revenues received by us with respect to such game is less than the agreed upon target. With respect to massively multiplayer online games, casual games and games played through an Internet browser, IESA granted us the exclusive right to distribute and sell such games in both the packaged media format and digital download format, if IESA makes such games available in the packaged media format.

Our exclusive distribution territory is the region covered by the United States, Canada and Mexico. However, if net receipts for games distributed in Mexico are less than the agreed upon target during a given year, the distribution rights in Mexico shall automatically revert to IESA at the end of the relevant year of the term of exclusivity.

The distribution of each game would be subject to a sales plan and specific commitments (i) by us, regarding the amount of the initial order, minimum number of units to be manufactured, minimum amount required to be invested by us for marketing and promotion of such game, and the royalties to be paid, which shall equal (x) a flat per-unit fee per manufactured unit or (y) a percentage of net receipts less a distribution fee paid to us equal to 30% of net receipts; and (ii) by IESA, regarding the anticipated delivery date and expected quality and rating of the game. In the event we and IESA do not initially agree to the terms of such commitments for a particular game, IESA may

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

negotiate with third parties regarding the distribution of such game, but IESA cannot accept a third party offer for distribution rights without first giving us ten days to match the offer.

The term of exclusivity rights under the Short Form Distribution Agreement is three years, unless terminated earlier in accordance with the agreement. The term may automatically be shortened to two years if the net receipts from the games distributed thereunder after the first year is less than 80% of a target to be mutually determined. Thereafter, the term shall automatically extend for consecutive one year periods unless written notice of non-extension is delivered within one-year of the expiration date.

IESA retains the rights to distribute games in the digital download format for which IESA and we have not agreed to distribution commitments. IESA agreed to pay the Company a royalty equal to 8% of the online net revenues that IESA receives via the online platform attributable to such games in exchange for the grant of a trademark license for Atari.com. Furthermore, IESA shall have the sole and exclusive right to operate the Atari.com Internet site, for which the terms will be subject to a separate agreement to be entered into on or before March 14, 2008. IESA agreed to place a link from the Atari.com Internet site to the Company’s Internet site where we distribute games in the digital download format for which IESA and us have agreed to distribution commitments.

Termination and Transfer of Assets Agreement

We have entered into a Termination and Transfer of Assets Agreement (the “Termination and Transfer Agreement”) with IESA (together with its affiliate), pursuant to which the parties terminated the Production Services Agreement, between us and IESA, dated as of March 31, 2006, IESA agreed to hire a significant part of our Production Department team and certain related assets were transferred to IESA.

Pursuant to the Termination and Transfer Agreement, we agreed to transfer to IESA substantially all of the computer, telecommunications and other office equipment currently being used by the transferred Production team personnel to perform production services. In consideration of the transfer, IESA agreed to pay us approximately $0.1 million, representing, in aggregate, the agreed upon current net book value for the fixed assets being transferred and the replacement cost for the development assets being transferred.

Furthermore, IESA agreed to offer employment to certain of our Production team personnel identified to be transitioned. Certain of those employees are permitted to continue providing oversight and supervisory services to us until January 31, 2008 at either no cost or at a discounted cost plus a fee.

QA Services Agreement

We entered into the QA Services Agreement (“QA Agreement”) with IESA (together with two of its affiliates), pursuant to which we would either directly or indirectly through third party vendors provide IESA with certain quality assurance services until March 31, 2008.

Pursuant to the QA Agreement, IESA agreed to pay us the cost of the quality assurance services plus a 10% premium. In addition, IESA agreed to pay certain retention bonuses payable to employees providing the services to IESA or its affiliates who work directly on IESA projects or are otherwise general QA support staff.

Intercompany Services Agreement

We entered into an Intercompany Services Agreement with IESA (together with two of its affiliates) that supersedes the Management and Services Agreement and the Services Agreement, each between us and IESA dated March 31, 2006.

Under the Intercompany Services Agreement, we will provide to IESA and its affiliates certain intercompany services, including legal, human resources and payroll, finance, IT and management information systems (MIS), and facilities management services, at the costs set forth therein. The annualized fee is approximately $2.6 million.

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The term of the Intercompany Services Agreement shall continue through June 30, 2008, with three-month renewal periods.

Although, the above transactions provided cash financing through our fiscal 2008 holiday season, Management continues to seek additional financing and is pursuing other options to meet our working capital cash requirements but there is no guarantee that we will be able to do so.

Historically, we have relied on IESA to provide limited financial support to us, through loans or, in recent years, through purchases of assets. However, IESA has its own financial needs, and its ability to fund its subsidiaries’ operations, including ours, is limited. Therefore, there can be no assurance we will ultimately receive any funding from IESA.

The uncertainty caused by these above conditions raises substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We continue to explore various alternatives to improve our financial position and secure other sources of financing which could include raising equity, forming both operational and financial strategic partnerships, entering into new arrangements to license intellectual property, and selling, licensing or sub-licensing selected owned intellectual property and licensed rights. Further, as we are contemplating various alternatives, we will be utilizing our new Chief Restructuring Officer, AlixPartners, and our special committee of our board of directors, consisting of our newly appointed independent board members, who are authorized to review significant and special transactions. We continue to examine the reduction of working capital requirements to further conserve cash and may need to take additional actions in the near-term, which may include additional personnel reductions and suspension of certain development projects during fiscal 2008.

The above actions may or may not prove to be consistent with our long-term strategic objectives, which have been shifted in the last fiscal year, as we have discontinued our internal and external development activities. We cannot guarantee the completion of these actions or that such actions will generate sufficient resources to fully address the uncertainties of our financial position.

NASDAQ Delisting Notice

On December 21, 2007, we received a notice from Nasdaq advising that in accordance with Nasdaq Marketplace Rule 4450(e)(1), we have 90 calendar days, or until March 20, 2008, to regain compliance with the minimum market value of our publicly held shares required for continued listing on the Nasdaq Global Market, as set forth in Nasdaq Marketplace Rule 4450(b)(3). We received this notice because the market value of our publicly held shares (which is calculated by reference to our total shares outstanding, less any shares held by officers, directors or beneficial owners of 10% or more) was less than $15.0 million for 30 consecutive business days prior to December 21, 2007. This notification has no effect on the listing of our common stock at this time.

The notice letter also states that if, at any time before March 20, 2008, the market value of our publicly held shares is $15.0 million or more for a minimum of 10 consecutive trading days, the Nasdaq staff will provide us with written notification that we have achieved compliance with the minimum market value of publicly held shares rule. However, the notice states that if we cannot demonstrate compliance with such rule by March 20, 2008, the Nasdaq staff will provide us with written notification that our common stock will be delisted.

In the event that we receive notice that our common stock will be delisted, Nasdaq rules permit us to appeal any delisting determination by the Nasdaq staff to a Nasdaq Listings Qualifications Panel.

Basis of Presentation

Our accompanying interim condensed consolidated financial statements are unaudited, but in the opinion of management, reflect all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

results for the interim periods presented in accordance with the instructions for Form 10-Q. Accordingly, they do not include all information and notes required by accounting principles generally accepted in the United States of America for complete financial statements. These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2007.

Principles of Consolidation

The condensed consolidated financial statements include the accounts of Atari, Inc. and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Reclassifications

We have made certain reclassifications on our condensed consolidated statements in order to provide better insight into the results of operations and to align our presentation to certain industry competitors.

Revenue recognition, sales returns, price protection, other customer related allowances and allowance for doubtful accounts

Revenue is recognized when title and risk of loss transfer to the customer, provided that collection of the resulting receivable is deemed reasonably probable by management.

Sales are recorded net of estimated future returns, price protection and other customer related allowances. We are not contractually obligated to accept returns; however, based on facts and circumstances at the time a customer may request approval for a return, we may permit the return or exchange of products sold to certain customers. In addition, we may provide price protection, co-operative advertising and other allowances to certain customers in accordance with industry practice. These reserves are determined based on historical experience, market acceptance of products produced, retailer inventory levels, budgeted customer allowances, the nature of the title and existing commitments to customers. Although management believes it provides adequate reserves with respect to these items, actual activity could vary from management’s estimates and such variances could have a material impact on reported results.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make payments when due or within a reasonable period of time thereafter. If the financial condition of our customers were to deteriorate, resulting in an inability to make required payments, additional allowances may be required.

Concentration of Credit Risk

We extend credit to various companies in the retail and mass merchandising industry for the purchase of our merchandise which results in a concentration of credit risk. This concentration of credit risk may be affected by changes in economic or other industry conditions and may, accordingly, impact our overall credit risk. Although we generally do not require collateral, we perform ongoing credit evaluations of our customers and reserves for potential losses are maintained.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair Values of Financial Instruments

Financial Accounting Standards Board (“FASB”) Statement No. 107, “Disclosures About Fair Value of Financial Instruments,” requires disclosure of the fair value of financial instruments for which it is practicable to estimate. We believe that the carrying amounts of our financial instruments, including cash, accounts receivable, accounts payable, accrued liabilities, royalties payable, our third party credit facility, assets and liabilities of discontinued operations, and amounts due to and from related parties, reflected in the condensed consolidated financial statements approximate fair value due to the short-term maturity and the denomination in U.S. dollars of these instruments.

Long-Lived Assets

We review long-lived assets, such as property and equipment, for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If the estimated fair value of the asset is less than the carrying amount of the asset plus the cost to dispose, an impairment loss is recognized as the amount by which the carrying amount of the asset plus the cost to dispose exceeds its fair value, as defined in FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

Research and Product Development Expenses

Research and product development expenses related to the design, development and testing of newly developed software products are charged to expense as incurred. Research and product development expenses also include payments for royalty advances (milestone payments) to third party developers for products that are currently in development. Once a product is sold, we may be obligated to make additional payments in the form of backend royalties to developers which are calculated based on contractual terms, typically a percentage of sales. Such payments are expensed and included in cost of goods sold in the period the sales are recorded.

Rapid technological innovation, shelf-space competition, shorter product life cycles and buyer selectivity have made it difficult to determine the likelihood of individual product acceptance and success. As a result, we follow the policy of expensing milestone payments as incurred, treating such costs as research and product development expenses.

Licenses

Licenses for intellectual property are capitalized as assets upon the execution of the contract when no significant obligation of performance remains with us or the third party. If significant obligations remain, the asset is capitalized when payments are due or when performance is completed as opposed to when the contract is executed. These licenses are amortized at the licensor’s royalty rate over unit sales to cost of goods sold. Management evaluates the carrying value of these capitalized licenses and records an impairment charge in the period management determines that such capitalized amounts are not expected to be realized. Such impairments are charged to cost of goods sold if the product has released or previously sold, and if the product has never released, these impairments are charged to research and product development expenses.

Atari Trademark License

In connection with a recapitalization completed in fiscal 2004, Atari Interactive, Inc. (“Atari Interactive”), a wholly-owned subsidiary of IESA, extended the term of the license under which we use the Atari trademark to ten years expiring on December 31, 2013. We issued 200,000 shares of our common stock to Atari Interactive for the extended license and will pay a royalty equal to 1% of our net revenues during years six through ten of the extended license. We recorded a deferred charge of $8.5 million, representing the fair value of the shares issued, which was expensed monthly until it became fully expensed in the first quarter of fiscal 2007. The monthly expense was based on the total estimated cost to be incurred by us over the ten-year license period ($8.5 million plus estimated royalty

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of 1% for years six through ten); upon the full expensing of the deferred charge, this expense is being recorded as a deferred liability owed to Atari Interactive, to be paid beginning in year six of the license.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period. Diluted net loss per share reflects the potential dilution that could occur from shares of common stock issuable through stock-based compensation plans, including stock options and warrants, using the treasury stock method. The number of antidilutive shares that was excluded from the diluted earnings per share calculation for the three months ended December 30, 2006 and 2007 was approximately 1.1 million and 0.4 million, respectively, and for the nine months ended December 30, 2006 and 2007 was 0.9 million and 0.4 million, respectively.

Recent Accounting Pronouncements

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements,” (“Statement No. 157”) which provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. Furthermore, in February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Liabilities,” (“Statement No. 159”) which permits an entity to measure certain financial assets and financial liabilities at fair value, and report unrealized gains and losses in earnings at each subsequent reporting date. Its objective is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes without having to apply complex hedge accounting provisions. Statement No. 159 is effective for fiscal years beginning after November 15, 2007, but early application is encouraged. The requirements of Statement No. 157 are adopted concurrently with or prior to the adoption of Statement No. 159. We do not anticipate the adoption of these statements to have a material effect on our financial statements.

See Note 5 regarding the Company’s adoption of FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)” which is effective for fiscal years beginning after December 15, 2006.

NOTE 2 — STOCK-BASED COMPENSATION

Effective April 1, 2006, we adopted FASB Statement No. 123(R), “Share-Based Payment,” which requires the measurement and recognition of compensation expense at fair value for employee stock awards. We adopted FASB Statement No. 123(R) using the modified prospective method in which we are recognizing compensation expense for all awards granted after the required effective date and for the unvested portion of previously granted awards that remain outstanding at the date of adoption.

At December 31, 2007, we have one stock incentive plan, under which we could issue a total of 1,500,000 shares of common stock as stock options or restricted stock, of which 1,168,822 were still available for grant as of December 31, 2007. Upon approval of this plan, our previous stock option plans were terminated, and we were no longer able to issue options under those plans; however, options originally issued under the previous plans continue to be outstanding. All options granted under our current or previous plans have an exercise price equal to or greater than the market value of the underlying common stock on the date of grant; options vest over four years and expire in ten years.

The recognition of stock-based compensation expense increased our net loss by $0.4 million for the three months ended December 31, 2006 and decreased our net loss for the three months ended December 31, 2007 by $(0.1) million, and increased our basic and diluted loss per share amount by $0.03 and $(0.00) for the three months ended December 31, 2006 and 2007, respectively. For the nine months ended December 31, 2006 and 2007, stock-based compensation expenses increased our net loss by $1.1 million and $0.1 million, respectively. Our basic and

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

diluted loss per share increased due to stock-based compensation by $0.03 and $0.00 for the nine months ended December 31, 2006 and 2007, respectively.

We have recorded a full valuation allowance against our net deferred tax asset, so the settlement of stock-based compensation awards will not result in tax benefits that could impact our consolidated statement of operations. Because the tax deduction from current period settlement of awards has not reduced taxes payable, the settlement of awards has no effect on our cash flow from operating and financing activities.

The following table summarizes the classification of stock-based compensation expense in our condensed consolidated statements of operations for the three months ended December 31, 2006 and 2007 (in thousands):

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2006	2007	2006	2007

Research and product development	$433	$(13)	$542	$2
Selling and distribution expenses	$26	$(4)	$55	$(30)
General and administrative expenses	$(22)	$(2)	$538	$135

The weighted average fair value of options granted during the three months ended December 31, 2006 and 2007 was $3.70 and $2.55, respectively. The weighted average fair value of options granted during the nine months ended December 31, 2006 and 2007 was $4.60 and $2.92, respectively. The fair value of our options is estimated using the Black-Scholes option pricing model. This model requires assumptions regarding subjective variables that impact the estimate of fair value.

Our policy for attributing the value of graded vest share-based payment is a single option straight-line approach. The following table summarizes the assumptions used to compute the weighted average fair value of option grants:

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2006	2007	2006	2007

Expected volatility	79%	71%	79%	71%
Expected dividend yield	0%	0%	0%	0%
Expected term	4	4	4	4

The weighted average risk-free interest rate (based on the three year and five year US Treasury Bond average) for the three and nine months ended December 31, 2006 was 4.36% and for the three months and nine months ended December 31, 2007 was 3.26%.

FASB Statement No. 123(R) requires that we recognize stock-based compensation expense for the number of awards that are ultimately expected to vest. As a result, the expense recognized must be reduced for estimated forfeitures prior to vesting, based on a historical annual forfeiture rate, which is approximately 12%. Estimated forfeitures shall be assessed at each balance sheet date and may change based on new facts and circumstances. Prior to the adoption of FASB Statement No. 123(R), forfeitures were accounted for as they occurred when included in required pro forma stock compensation disclosures.

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes our option activity under our stock-based compensation plan for the nine months ended December 31, 2007:

		Weighted Average
	Shares	Exercise Price
	(In thousands)

Options outstanding at March 31, 2007	1,112	$33.45
Granted	50	2.92
Forfeited	(453)	10.19
Expired	(378)	54.51

Options outstanding at December 31, 2007	331	$36.62

Options exercisable at December 31, 2007	197	$57.41

As of December 31, 2007, the weighted average remaining contractual term of options outstanding and exercisable was 5.8 years and 3.6 years, respectively, and the aggregate intrinsic value related to options outstanding and exercisable was $0.0 million and $0.0 million, respectively as all of our options’ strike price were greater than the fair-market value as of December 31, 2007. As of December 31, 2007, the total future unrecognized compensation cost related to outstanding unvested options is $2.1 million, which will be recognized as compensation expense over the remaining weighted average vesting period of 2.9 years.

NOTE 3 — CONCENTRATION OF CREDIT RISK

As of March 31, 2007, we had two customers whose accounts receivable exceeded 10% of total accounts receivable:

		For the Year Ended
	March 31,	March 31,
	2007	2007
	% of Accounts Receivable	% of Net Revenues(1)

Customer 1	34%	19%
Customer 2	20%	9%

	54%	28%

As of December 31, 2007, we had four customers whose accounts receivable exceeded 10% of total accounts receivable:

		For the Nine Months Ended
	December 31,	December 31,
	2007	2007
	% of Accounts Receivable	% of Net Revenues(1)

Customer 1	37%	28%
Customer 2	15%	12%
Customer 3	13%	9%
Customer 4	11%	7%

	76%	56%

(1)	Excluding international royalty, licensing, and other income.

With the exception of the largest customers noted above, accounts receivable balances from all remaining individual customers were less than 10% of our total accounts receivable balance.

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NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 4 — BALANCE SHEET DETAILS

Inventories

Inventories consist of the following (in thousands):

	March 31,	December 31,
	2007	2007

Finished goods, net	$8,226	$6,803
Return inventory, net	615	553
Raw materials, net	2	11

	$8,843	$7,367

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	March 31,	December 31,
	2007	2007

Licenses short-term	$7,054	$1,976
Royalties receivable	495	140
Prepayments to manufacturers and other deposits	127	955
Reflections escrow receivable	626	28
Deferred financing fees	209	380
Taxes receivable	90	68
Prepaid insurance	802	1,196
Other prepaid expenses and current assets	826	816

	$10,229	$5,559

Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	March 31,	December 31,
	2007	2007

Accrued advertising	$1,222	$2,326
Accounts receivable credit balances (See Note 3)	828	—
Accrued distribution services	2,061	1,571
Accrued salary and related costs	1,581	561
Accrued professional fees and other services	2,578	1,038
Accrued third party development expenses	2,660	979
Restructuring reserve (Note 10)	54	1,604
Taxes payable	299	282
Accrued freight and handling fees	193	257
Deferred income	231	277
Other	1,674	2,563

	$13,381	$11,458

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NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 5 — INCOME TAXES

As of March 31, 2007, we had net operating loss carryforwards of $544.6 million for federal tax purposes. These tax loss carryforwards expire beginning in the years 2012 through 2027, if not utilized. Utilization of the net operating loss carryforwards may be subject to a restrictive annual limitation pursuant to Section 382 of the Internal Revenue Code which may mechanically prevent the Company from utilizing its entire loss carryforward.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income prior to the expiration of any net operating loss carryforwards. Due to the uncertainty regarding our ability to realize our net deferred tax assets in the future, we have provided a full valuation allowance against our net deferred tax assets. Management reassesses its position with regard to the valuation allowance on a quarterly basis.

During the three and nine months ended December 31, 2007, no net tax provisions were recorded due to the taxable loss recorded for the respective quarters. During the nine months ended December 31, 2006, we recorded a non-cash tax benefit of $4.8 million, which offsets a non-cash tax provision of the same amount included in loss from discontinued operations, recorded in accordance with FASB Statement No, 109, “Accounting for Income Taxes,” paragraph 140, which states that all items should be considered for purposes of determining the amount of tax benefit that results from a loss from continuing operations and that should be allocated to continuing operations. The recording of a benefit is appropriate in this instance, under the guidance of Paragraph 140, because such domestic loss offsets the domestic gain generated in discontinued operations. The effect of this transaction on net loss for fiscal 2007 is zero, and it does not result in the receipt or payment of any cash. Further during the same period, we recorded a $0.5 million of deferred tax liability recorded due to a temporary difference that arose from a difference in the book and tax basis of goodwill.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statement in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. This interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition.

The Company adopted FIN 48 effective April 1, 2007 and had approximately $0.4 million of unrecognized tax benefits as of the adoption date and as of December 31, 2007. The Company has decided to classify interest and penalties as a component of tax expense.

The Company is subject to taxation in the U.S. and various state jurisdictions. The Company was previously subject to taxation in the United Kingdom. The Company’s federal tax returns for tax year ended September 24, 2003 and March 31, 2004 through March 31, 2007 tax years remain subject to examination. The Company files in numerous state jurisdictions with varying statues of limitations. During fiscal 2007, the Company completed a tax examination in the United Kingdom (“UK”) through the period ended March 31, 2004 and has terminated its UK business activities.

NOTE 6 — RELATED PARTY TRANSACTIONS

Relationship with IESA

As of December 31, 2007, IESA beneficially owned approximately 51% of our common stock. IESA renders management services to us (systems and administrative support) and we render management services and production services to Atari Interactive and other subsidiaries of IESA. Atari Interactive develops video games, and owns the name “Atari” and the Atari logo, which we use under a license. IESA distributes our products in Europe, Asia, and certain other regions, and pays us royalties in this respect. IESA also develops (through its

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

subsidiaries) products which we distribute in the U.S., Canada, and Mexico and for which we pay royalties to IESA (Note 1). Both IESA and Atari Interactive are material sources of products which we bring to market in the United States, Canada and Mexico. During the nine months ended December 31, 2007, international royalties earned from IESA were the source of 2.0% of our net revenues. Additionally, during the nine months ended December 31, 2007, IESA and its subsidiaries (primarily Atari Interactive) were the source of approximately 20.0%, respectively, of our net publishing product revenue.

Historically, IESA has incurred significant continuing operating losses and has been highly leveraged. On September 12, 2006, IESA announced a multi-step debt restructuring plan, subject to its shareholders’ approval, which would significantly reduce its debt and provide liquidity to meet its operating needs. On November 15, 2006, IESA shareholders approved the debt restructuring plan, permitting IESA to execute on this plan. As of December 31, 2007, IESA has raised 150 million Euros, of which approximately 40 million Euros has paid down outstanding short-term and long-term debt. The remaining 100 million euros (less approximately 6 million Euro in fees) will be committed to fund IESA’s development program. Although this recent transaction has brought in additional financing, IESA’s ability to fund, among other things, its subsidiaries’ operations remains limited. Our results of operations could be materially impaired if IESA fails to fund Atari Interactive, as any delay or cessation in product development could materially decrease our revenue from the distribution of Atari Interactive and IESA products. If the above contingencies occurred, we probably would be forced to take actions that could result in a significant reduction in the size of our operations and could have a material adverse effect on our revenue and cash flows.

Additionally, although Atari is a separate and independent legal entity and we are not a party to, or a guarantor of, and have no obligations or liability in respect of IESA’s indebtedness (except that we have guaranteed the Beverly, MA lease obligation of Atari Interactive), because IESA owns the majority of our common stock, potential investors and current and potential business/trade partners may view IESA’s financial situation as relevant to an assessment of Atari. Therefore, if IESA is unable to address its financial issues, it may taint our relationship with our suppliers and distributors, damage our business reputation, affect our ability to generate business and enter into agreements on financially favorable terms, and otherwise impair our ability to raise and generate capital.

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NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Summary of Related Party Transactions

The following table provides the details of related party amounts within each line of our condensed consolidated statements of operations (in thousands):

	Three Months		Nine Months
	Ended		Ended
	December 31,		December 31,
Income (Expense)	2006	2007	2006	2007

Net revenues	$47,277	$41,115	$95,338	$64,845
Related party activity:
Royalty income(1)	909	506	1,886	1,322
License income(1)	285	709	1,394	5,697
Sale of goods	287	271	677	505
Production and quality and assurance testing services	1,472	598	3,762	2,034

Total related party net revenues	2,953	2,084	7,719	9,558
Cost of goods sold	(27,117)	(21,145)	(56,296)	(34,186)
Related party activity:
Distribution fee for Humongous, Inc. product	(694)	(4,368)	(3,939)	(5,820)
Royalty expense(2)	(7,394)	(2,058)	(9,106)	(3,403)

Total related party cost of goods sold	(8,088)	(6,426)	(13,045)	(9,223)
Research and product development	(5,522)	(4,423)	(19,988)	(12,425)
Related party activity:
Development expenses(3)	(1,190)	(82)	(6,517)	(247)
Other miscellaneous development services	5	—	14	—

Total related party research and product development	(1,185)	(82)	(6,503)	(247)
Selling and distribution expenses	(6,377)	(7,123)	(20,795)	(15,882)
Related party activity:
Miscellaneous purchase of services	(3)	—	(82)	(41)

Total related party selling and distribution expenses	(3)	—	(82)	(41)
General and administrative expenses	(5,206)	(3,341)	(16,321)	(13,894)
Related party activity:
Management fee revenue	750	719	2,270	2,219
Management fee expense	(750)	(529)	(2,250)	(2,030)
Office rental and other services(4)	46	46	138	138

Total related party general and administrative expenses	46	236	158	327
Restructuring expenses	(224)	(3,730)	(558)	(4,722)
Related party activity:
Related party rent expense(4)	(116)	—	(349)	—

Total related party restructuring expenses	(116)	—	(349)	—
Interest expense (income), net	(45)	(810)	187	(855)
Related party activity:
Related party interest on license advance(5)	—	(108)	—	(108)

Total related party interest expense	—	(108)	—	(108)
(Loss) income from discontinued operations of Reflections Interactive Ltd., net of tax	(1,727)	(33)	146	(33)
Related party activity:
Royalty income(1)	(864)	—	(1,570)	—
License income(1)	134	—	525	—

Total related party loss from discontinued operations	(730)	—	(1,045)	—

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	We have entered into a distribution agreement with IESA and Atari Europe which provides for IESA’s and Atari Europe’s distribution of our products across Europe, Asia, and certain other regions pursuant to which IESA, Atari Europe, or any of their subsidiaries, as applicable, will pay us 30.0% of the gross margin on such products or 130.0% of the royalty rate due to the developer, whichever is greater. We recognize this amount as royalty income as part of net revenues, net of returns. Additionally, we earn license income from related parties iFone and Glu Mobile (see below).

(2)	We have also entered into a distribution agreement with IESA and Atari Europe, which provides for our distribution of IESA’s (or any of its subsidiaries’) products in the United States, Canada and Mexico, pursuant to which we will pay IESA either 30.0% of the gross margin on such products or 130.0% of the royalty rate due to the developer, whichever is greater. We recognize this amount as royalty expense as part of cost of goods sold, net of returns.

(3)	We engage certain related party development studios to provide services such as product development, design, and testing.

(4)	In July 2002, we negotiated a sale-leaseback transaction between Atari Interactive and an unrelated party. As part of this transaction, we guaranteed the lease obligation of Atari Interactive. The lease provides for minimum monthly rental payments of approximately $0.1 million escalating nominally over the ten-year term of the lease. During fiscal 2006, when the Beverly studio (which held the office space for Atari Interactive) was closed, rental payments were recorded to restructuring expense. We also received indemnification from IESA from costs, if any, that may be incurred by us as a result of the full guarantee.

We received a $1.3 million payment for our efforts in connection with the sale-leaseback transaction. Approximately $0.6 million, an amount equivalent to a third party broker’s commission, was recognized during fiscal 2003 as other income, while the remaining balance of $0.7 million was deferred and is being recognized over the life of the sub-lease. Accordingly, during the nine months ended December 31, 2006 and 2007, a nominal amount of income was recognized in each period. As of December 31, 2007, the remaining balance of approximately $0.3 million is deferred and is being recognized over the life of the sub-lease. Although the Beverly studio was closed in fiscal 2006 as part of a restructuring plan (Note 10), the space was not sublet; the lease expired June 30, 2007.

Additionally, we provide management information systems services to Atari Australia for which we are reimbursed. The charge is calculated as a percentage of our costs, based on usage, which is agreed upon by the parties.

(5)	Represents interest charged to us from the license advance from the Test Drive license. See Note 1 and Test Drive Intellectual Property License below.

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following amounts are outstanding with respect to the related party activities described above (in thousands):

	March 31,	December 31,
	2007	2007

Due from/(Due to) — current
IESA(1)	$(1,494)	$(1,279)
Atari Europe(2)	280	(978)
Eden Studios(3)	(595)	(223)
Atari Studio Asia(3)	(401)	(6)
Humongous, Inc.(4)	(2,218)	(2,279)
Atari Interactive(5)	(992)	(169)
Glu Mobile/iFone(6)	1,265	—
Other miscellaneous net receivables	251	26

Net due to related parties — current	(3,904)	(4,908)
Due from/(Due to) — long-term
Deferred related party license advance	—	(5,108)
Atari Interactive (see Atari License below)	(1,912)	(3,021)

Net due to related parties	$(5,816)	$(13,037)

The current balances reconcile to the balance sheet as follows (in thousands):

	March 31,	December 31,
	2007	2007

Due from related parties	$1,799	$425
Due to related parties	(5,703)	(5,333)

Net (due to) due from related parties — current	$(3,904)	$(4,908)

(1)	Balances comprised primarily of the management fees charged to us by IESA and other charges of cost incurred on our behalf.

(2)	Balances comprised of royalty income or expense from our distribution agreements with IESA and Atari Europe relating to properties owned or licensed by Atari Europe.

(3)	Represents net payables for related party development activities. (Note: Atari Melbourne House, a related party development studio, was sold to a third party by IESA in the third quarter of fiscal 2007. Balances due to Atari Melbourne House as of March 31, 2007 were transferred to Atari Studio Asia.)

(4)	Represents primarily distribution fees owed to Humongous, Inc., a related party, related to sale of their product.

(5)	Comprised primarily of royalties owed to Atari Interactive, offset by receivables related to management fee revenue and production and quality and assurance testing services revenue earned from Atari Interactive.

(6)	Balances comprised of license income from our licensing agreements with Glu Mobile, Inc. (merged with Ifone in 2006) relating to properties in which we own or hold rights to publish and/or sub-license.

Atari Name License

In May 2003, we changed our name to Atari, Inc. upon obtaining rights to use the Atari name through a license from IESA, which IESA acquired as a part of the acquisition of Hasbro Interactive Inc. (“Hasbro Interactive”). In connection with a debt recapitalization in September 2003, Atari Interactive extended the term of the license under which we use the Atari name to ten years expiring on December 31, 2013. We issued 200,000 shares of our common

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

stock to Atari Interactive for the extended license and will pay a royalty equal to 1% of our net revenues during years six through ten of the extended license. We recorded a deferred charge of $8.5 million, which was being amortized monthly and which became fully amortized during the first quarter of fiscal 2007. The monthly amortization was based on the total estimated cost to be incurred by us over the ten-year license period. Upon full amortization of the deferred charge, we began recording a long-term liability at $0.2 million per month, to be paid to Atari Interactive beginning in year six of the term of the license. During the quarters ended December 31, 2006 and 2007, we recorded expense of $0.6 million and $0.6 million in each period, respectively. For the nine months ended December 31, 2006 and 2007, we recorded license expense of $1.7 million in each period. As of December 31, 2007, $3.0 million relating to this obligation is included in long-term liabilities and approximately $0.6 is in short-term liabilities.

Sale of Hasbro Licensing Rights

On July 18, 2007, IESA, agreed to terminate a license under which it and we, and our sublicensees, had developed, published and distributed video games using intellectual property owned by Hasbro, Inc. In connection with that termination, on the same date, we and IESA entered into an agreement whereby IESA agreed to pay us $4.0 million. In addition, pursuant to the agreements between IESA and Hasbro, Hasbro agreed to assume our obligations under any sublicenses that we had the right to assign to it. As of December 31, 2007, we have received full payment of the $4.0 million and have recorded the same amount as other income as part of our publishing net revenues for the nine months ended December 31, 2007.

Test Drive Intellectual Property License

On November 8, 2007, we entered into two separate license agreements with IESA pursuant to which we granted IESA the exclusive right and license, under its trademark and intellectual and property rights, to create, develop, distribute and otherwise exploit licensed products derived from the Test Drive Franchise for a term of seven years. IESA paid us a non-refundable advance, fully recoupable against royalties to be paid under each of the TDU Agreements, of (i) $4 million under the Trademark Agreement and (ii) $1 million under the IP Agreement, both advances accrue interest at a yearly rate of 15% throughout the term of the applicable agreement (See Note 1).

Related Party Transactions with Employees or Former Employees

•	License Revenue from Glu Mobile

We record license income from Glu Mobile, for which a member of our Board of Directors, until October 5, 2007, Denis Guyennot, is the Chief Executive Officer of activities in Europe, the Middle East, and Africa. This results in treatment of Glu Mobile as a related party. During the three months ended September 30, 2006 and 2007, license income recorded from Glu Mobile was $0.5 million and $1.2 million, respectively. During the six months ended September 30, 2006 and 2007, license income recorded from Glu Mobile was $1.5 million and $2.3 million, respectively. As of March 31, 2007, receivables from Glu Mobile were $1.3 million. As of December 31, 2007, we had no related party receivables from Glu Mobile. Upon the removal of Mr. Guyennot from our Board of Directors on October 5, 2007, Glu Mobile no longer is a related party.

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 7 — COMMITMENTS AND CONTINGENCIES

Contractual Obligations

As of December 31, 2007, royalty and license advance obligations, milestone payments and future minimum lease obligations under non-cancelable operating and capital lease obligations were as follows (in thousands):

	Contractual Obligations
	Royalty and
	License	Milestone	Operating Lease	Capital Lease
Through	Advances(1)	Payments(2)	Obligations(3)	Obligations(4)	Total

December 31, 2008	$3,884	$405	$1,710	$33	$6,032
December 31, 2009	—	—	1,851	—	1,851
December 31, 2010	—	—	1,768	—	1,768
December 31, 2011	—	—	1,178	—	1,178
December 31, 2012	—	—	1,329	—	1,329
Thereafter	—	—	12,302	—	12,302

Total	$3,884	$405	$20,138	$33	$24,460

(1)	We have committed to pay advance payments under certain royalty and license agreements. The payments of these obligations are dependent on the delivery of the contracted services by the developers.

(2)	Milestone payments represent royalty advances to developers for products that are currently in development. Although milestone payments are not guaranteed, we expect to make these payments if all deliverables and milestones are met timely and accurately.

(3)	We account for our office leases as operating leases, with expiration dates ranging from fiscal 2008 through fiscal 2022. These are future minimum annual rental payments required under the leases net of $0.6 million of sublease income to be received in fiscal 2008 and fiscal 2009. Rent expense and sublease income for the three and nine months ended December 31, 2006 and 2007 is as follows (in thousands):

			Nine Months
	Three Months Ended		Ended
	December 31,		December 31,
	2006	2007	2006	2007

Rent expense	$1,052	$928	$2,682	$3,456
Sublease income	$(225)	(244)	$(403)	(745)

• Renewal of New York lease

During June 2006, we entered into a new lease with our current landlord at our New York headquarters for approximately 70,000 square feet of office space for our principal offices. The term of this lease commenced on July 1, 2006 and is to expire on June 30, 2021. Upon entering into the new lease, our prior lease, which was set to expire in December 2006, was terminated. The rent under the new lease for the office space was approximately $2.4 million per year for the first five years, increased to approximately $2.7 million per year for the next five years, and increased to $2.9 million for the last five years of the term. In addition, we must pay for electricity, increases in real estate taxes and increases in porter wage rates over the term. The landlord is providing us with a one year rent credit of $2.4 million and an allowance of $4.5 million to be used for building out and furnishing the premises, of which $1.2 million has been recorded as a deferred credit as of March 31, 2007; the remainder of the deferred credit will be recorded as the improvements are completed, and will be amortized against rent expense over the life of the lease. A nominal amount of amortization was recorded during the year ended March 31, 2007. For the nine months ended December 31, 2007, we recorded an additional deferred credit of $2.8 million and amortization against the total deferred credits of approximately

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$0.2 million. Shortly after signing the new lease, we provided the landlord with a security deposit under the new lease in the form of a letter of credit in the initial amount of $1.7 million, which has been cash collateralized and is included in security deposits on our condensed consolidated balance sheet. On August 14, 2007, we and our new landlord, W2007 Fifth Realty, LLC, amended the lease under which we occupy space in 417 Fifth Avenue, New York City, to reduce the space we occupy by approximately one-half, effective December 31, 2007. As a result, our rent under the amended lease will be reduced from its current approximately $2.4 million per year to approximately $1.2 million per year from January 1, 2008 through June 30, 2011, approximately $1.3 million per year for the five years thereafter, and approximately $1.5 million per year for the last five years of the term.

(4)	We maintain several capital leases for computer equipment. Per FASB Statement No. 13, “Accounting for Leases,” we account for capital leases by recording them at the present value of the total future lease payments. They are amortized using the straight-line method over the minimum lease term. As of March 31, 2007, the net book value of the assets, included within property and equipment on the balance sheet, was $0.1 million, net of accumulated depreciation of $0.5 million. As of December 31, 2007, the net book value of the assets was $0.1 million, net of accumulated depreciation of $0.5 million.

Litigation

As of December 31, 2007, our management believes that the ultimate resolution of any of the matters summarized below and/or any other claims which are not stated herein, if any, will not have a material adverse effect on our liquidity, financial condition or results of operations. With respect to matters in which we are the defendant, we believe that the underlying complaints are without merit and intend to defend ourselves vigorously.

Bouchat v. Champion Products, et al. (Accolade)

This suit involving Accolade, Inc. (a predecessor entity of Atari) was filed in 1999 in the District Court of Maryland. The plaintiff originally sued the NFL claiming copyright infringement of a logo being used by the Baltimore Ravens that plaintiff allegedly designed. The plaintiff then also sued nearly 500 other defendants, licensees of the NFL, on the same basis. The NFL hired White & Case to represent all the defendants. Plaintiff filed an amended complaint in 2002. In 2003, the District Court held that plaintiff was precluded from recovering actual damages, profits or statutory damages against the defendants, including Accolade. Plaintiff has appealed the District Court’s ruling to the Fourth Circuit Court of Appeals. White & Case continues to represent Accolade and the NFL continues to bear the cost of the defense.

Ernst & Young, Inc. v. Atari, Inc.

On July 21, 2006 we were served with a complaint filed by Ernst & Young as Interim Receiver for HIP Interactive, Inc. This suit was filed in New York State Supreme Court, New York County. HIP is a Canadian company that has gone into bankruptcy. HIP contracted with us to have us act as its distributor for various software products in the U.S. HIP is alleging breach of contract claims; to wit, that we failed to pay HIP for product in the amount of $0.7 million. We will investigate filing counter claims against HIP, as HIP owes us, via our Canadian Agent, Hyperactive, for our product distributed in Canada. Our answer and counterclaim were filed in August of 2006 and we initiated discovery against Ernst & Young at the same time. Settlement discussions commenced in September 2006 and are currently on-going.

Research in Motion Limited v. Atari, Inc. and Atari Interactive, Inc.

On October 26, 2006, Research in Motion Limited (“RIM”) filed a claim against us and Atari Interactive in the Ontario Superior Court of Justice. RIM is seeking a declaration that (i) the game BrickBreaker, as well as the copyright, distribution, sale and communication to the public of copies of the game in Canada and the United States, does not infringe any Atari copyright for Breakout or Super Breakout in Canada or the United States, (ii) the audio-

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

visual displays of Breakout do not constitute a work protected by copyright under Canadian law, and (iii) Atari holds no right, title or interest in Breakout under US or Canadian law. RIM is also requesting the costs of the action and such other relief as the court deems. Breakout and Super Breakout are games owned by Atari Interactive. On January 19, 2007, RIM added claims to its case requesting a declaration that (i) its game Meteor Crusher does not infringe Atari copyright for its game Asteroids in Canada, (ii) the audio-visual displays of Asteroids do not constitute a work protected under Canadian law, and (iii) Atari holds no right, title or interest in Asteroids under Canadian law. In August 2007, the Court ruled against Atari’s December 2006 motion to have the RIM claims dismissed on the grounds that there is no statutory relief available to RIM under Canadian law. Atari has appealed the same and was not successful. As of January 2008, Atari has filed its answer and counterclaims in response to RIM’s original claims.

FUNimation License Agreement

We are a party to two license agreements with FUNimation Productions, Ltd. (“FUNimation”) pursuant to which we distribute the Dragonball Z software titles. On October 18, 2007, FUNimation delivered a notice purporting to terminate the license agreements based on alleged breaches of the license agreements. We disputed the validity of the termination notices and continued to distribute the titles covered by the license agreements. We and FUNimation settled this dispute for approximately $3.3 million which is comprised of royalty expense of $1.7 million and $1.6 million related to minimum advertising commitment shortfalls. This resulted in an additional charge of $2.8 million during the nine months ended December 31, 2007, recorded during the second quarter of fiscal 2008. The settlement was paid for with $2.5 million in cash during the third quarter of fiscal 2008 and a reduction of our FUNimation prepaid license advance by approximately $0.8 million.

NOTE 8 — DEBT

Credit Facilities

Guggenheim Credit Facility

On November 3, 2006, we established a secured credit facility with several lenders for which Guggenheim was the administrative agent. The Guggenheim credit facility was to terminate and be payable in full on November 3, 2009. The credit facility consisted of a secured, committed, revolving line of credit in an initial amount up to $15.0 million, which included a $10.0 million sublimit for the issuance of letters of credit. Availability under the credit facility was determined by a formula based on a percentage of our eligible receivables. The proceeds could be used for general corporate purposes and working capital needs in the ordinary course of business and to finance acquisitions subject to limitations in the Credit Agreement. The credit facility bore interest at our choice of (i) LIBOR plus 5% per year, or (ii) the greater of (a) the prime rate in effect, or (b) the Federal Funds Effective Rate in effect plus 2.25% per year. Additionally, we were required to pay a commitment fee on the undrawn portions of the credit facility at the rate of 0.75% per year and we paid to Guggenheim a closing fee of $0.2 million. Obligations under the credit facility were secured by liens on substantially all of our present and future assets, including accounts receivable, inventory, general intangibles, fixtures, and equipment, but excluding the stock of our subsidiaries and certain assets located outside of the U.S.

The credit facility included provisions for a possible term loan facility and an increased revolving credit facility line in the future. The credit facility also contained financial covenants that required us to maintain enumerated EBITDA, liquidity, and net debt minimums, and a capital expenditure maximum. As of June 30, 2007, we were not in compliance with all financial covenants. On October 1, 2007, the lenders provided a waiver of covenant defaults as of June 30, 2007 and reduced the aggregate borrowing commitment of the revolving line of credit to $3.0 million.

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On October 18, 2007, we consented to the transfer of the loans outstanding ($3.0 million) under the Guggenheim credit facility to funds affiliated with BlueBay Asset Management plc and to the appointment of BlueBay High Yield Investments (Luxembourg) S.A.R.L. (“BlueBay”), as successor administrative agent. BlueBay Asset Management plc is a significant shareholder of IESA. On October 23, 2007, we entered into a waiver and amendment with BlueBay for, as amended, a $10.0 million Senior Secured Credit Facility (“Senior Credit Facility”). The Senior Credit Facility matures on December 31, 2009, charges an interest rate of the applicable LIBOR rate plus 7% per year, and eliminates certain financial covenants. On December 4, 2007, under the Waiver Consent and Third Amendment to the Credit Facility, as part of entering the Global MOU, BlueBay raised the maximum borrowings of the Senior Credit Facility to $14.0 million. The maximum borrowings we can make under the Senior Credit Facility will not by themselves provide all the funding we will need. As of December 31, 2007 and through February 12, 2008, we are in violation of our weekly cash flow covenants. BlueBay our lender has not waived this violation and we have entered into a forbearance agreement which states our lender will not exercise its rights on our facility until the earlier of (i) March 3, 2008, (ii) additional covenant defaults except for the ones existing as the date of this report or (iii) if any action transpires which is viewed to be adverse to the position of the lender. Management continues to seek additional financing and is pursuing other options to meet the cash requirements for funding our working capital cash requirements but there is no guarantee that we will be able to do so.

As of December 31, 2007, we have drawn the full $14.0 million on the Senior Credit Facility.

NOTE 9 — DISCONTINUED OPERATIONS

Sale of Reflections

In the first quarter of fiscal 2007, following the guidance established under FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” management committed to a plan to sell Reflections.

In August 2006, we sold to a third party the Driver intellectual property and certain assets of Reflections for $24.0 million. We maintained sell-off rights for three months for all Driver products, excluding Driver: Parallel Lines, which we maintained until the end of the third quarter of fiscal 2007. The tangible assets included in the sale were property and equipment only. Goodwill allocated to Reflections was $12.3 million. During the second quarter of fiscal 2007, we recorded a gain in the amount of the difference between the proceeds from the sale and the book value of Reflections’ property and equipment and the goodwill allocation. The gain recorded was approximately $11.5 million, and was included in (loss) from discontinued operations of Reflections in the second quarter of fiscal 2007.

Balance Sheets

At March 31, 2007 , the assets of Reflections are presented separately on our condensed consolidated balance sheets. The balances at March 31, 2007 represent assets associated with Reflections and the Driver franchise that were not included in the sale. Management’s intent is to divest itself of the remaining assets associated with Reflections’ office lease during fiscal 2008. The components of the assets of discontinued operations are as follows (in thousands):

March 31, 2007
Assets:
Prepaid expenses and other current assets	$310
Other non-current assets	335

Total assets	$645

As of December 31, 2007, no assets are presented as discontinued operations.

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

• Results of Operations

As Reflections represented a component of our business and its results of operations and cash flows can be separated from the rest of our operations, the results for the periods presented are disclosed as discontinued operations on the face of the condensed consolidated statements of operations. Net revenues and (loss) income from discontinued operations, net of tax, for the three months and nine months ended December 31, 2006 and 2007, respectively, are as follows (in thousands):

	Three Months		Nine Months
	Ended		Ended
	December 31,		December 31,
	2006	2007	2006	2007

Net revenues	$(563)	$—	$(360)	$—
(Loss) from operations of Reflections Interactive Ltd.	(1,727)	(33)	(11,326)	(33)
Gain on sale of Reflections Interactive Ltd.	—	—	11,472	—

(Loss) income from discontinued operations of Reflections Interactive Ltd., net of tax	$(1,727)	$(33)	$146	$(33)

NOTE 10 — RESTRUCTURING

The charge for restructuring is comprised of the following (in thousands):

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2006	2007	2006	2007

May severance and retention expenses(1)	$60	$—	$101	$787
November severance and retention expenses(2)	—	812	—	812
Restructuring consultants and legal fees(2)	—	2,874	—	2,874
Lease related costs(3)(2)	161	44	434	249
Miscellaneous costs	3	—	23	—

Total	$224	$3,730	$558	$4,722

(1)	In the first quarter of fiscal 2008, management announced a plan to reduce our total workforce by 20%, primarily in general and administrative functions.

(2)	In the third quarter of fiscal 2008, as part of the removal of the Board of Directors and the hiring of a restructuring firm, management announced an additional workforce reduction of 30%, primarily in research and development and general and administrative functions. This restructuring is anticipated to cost us approximately $5.0 to $6.0 million dollars of which $1.0 to $1.5 million would relate to severance arrangements (See Note 1).

(3)	As part of a restructuring plan implemented in fiscal 2005, we recorded the present value of all future lease payments, less the present value of expected sublease income to be recorded, primarily for the Beverly and Santa Monica offices, in accordance with FASB Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” Through the remainder of the related leases, FASB Statement No. 146 requires us to record expense to adjust the present value recorded in 2005 to the actual expense and income recorded for the month. For the three months ended June 30, 2006, we recorded $0.1 million for the present value adjustments related to the Beverly and Santa Monica offices. The Santa Monica lease ended during the second quarter of fiscal 2007; therefore the expense of $0.2 million for the nine months ended December 31, 2006, relates to the Beverly lease, which ended as of that date.

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following is a reconciliation of our restructuring reserve from March 31, 2007 to December 31, 2007 (in thousands):

	Balance at			Cash	Balance at
	March 31,	Accrued		Payments,	December 31,
	2007	Amounts	Reclasses	Net	2007

Short term
Severance and retention expenses (1) and (2)	$—	$1,599	$—	$(803)	$796
Restructuring consultants and legal fees (2)	—	2,874	—	(2,074)	800
Lease related costs	54	249	3	(298)	8

Total	54	4,722	3	(3,175)	1,604

Long term
Lease related costs	3	—	(3)	—	—

Total	3	—	(3)	—	—

Total	$57	$4,722	$—	$(3,175)	$1,604

NOTE 11 — SALE OF INTELLECTUAL PROPERTY

In the first quarter of fiscal 2007, we entered into a Purchase and Sale Agreement with a third party to sell and assign all rights, title, and interest in the Stuntman franchise, along with a development agreement with the current developer for the creation of this game. The cash proceeds from the sale were $9.0 million, which was recorded as a gain on sale of intellectual property during the three months ended June 30, 2006.

NOTE 12 — OPERATIONS BY REPORTABLE SEGMENTS

We have three reportable segments: publishing, distribution and corporate. Our publishing segment is comprised of business development, strategic alliances, product development, marketing, packaging, and sales of video game software for all platforms. Distribution constitutes the sale of other publishers’ titles to various mass merchants and other retailers. Corporate includes the costs of senior executive management, legal, finance, and administration. The majority of depreciation expense for fixed assets is charged to the corporate segment and a portion is recorded in the publishing segment. This amount consists of depreciation on computers and office furniture in the publishing unit. Historically, we do not separately track or maintain records, other than those for goodwill (all historically attributable to the publishing segment, and fully impaired as of March 31, 2007) and a nominal amount of fixed assets, which identify assets by segment and, accordingly, such information is not available.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. We evaluate performance based on operating results of these segments. There are no intersegment revenues.

The results of operations for Reflections are not included in our segment reporting below as they are classified as discontinued operations in our condensed consolidated financial statements. Prior to its classification as discontinued operations, the results for Reflections were part of the publishing segment.

Our reportable segments are strategic business units with different associated costs and profit margins. They are managed separately because each business unit requires different planning, and where appropriate, merchandising and marketing strategies.

ATARI, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following summary represents the consolidated net revenues, operating income (loss), depreciation and amortization, and interest (expense) income by reportable segment for the three months and nine months ended December 31, 2006 and 2007 (in thousands):

	Publishing	Distribution	Corporate	Total

Three months ended December 31, 2006:
Net revenues	$45,954	$1,323	$—	$47,277
Operating income (loss)(1)	8,984	(979)	(6,069)	1,936
Depreciation and amortization	(73)	—	(492)	(565)
Interest expense, net	—	—	(45)	(45)
Nine months ended December 31, 2006:
Net revenues	$78,847	$16,491	$—	$95,338
Operating income (loss)(1)	5,536	1,858	(19,461)	(12,067)
Depreciation and amortization	(446)	—	(1,781)	(2,227)
Interest income, net	—	—	187	187
Three months ended December 31, 2007:
Net revenues	$35,169	$5,946	$—	$41,115
Operating income (loss)(1)	7,441	905	(4,140)	4,206
Depreciation and amortization	21	—	(344)	(323)
Interest expense, net	—	—	(810)	(810)
Nine months ended December 31, 2007:
Net revenues	$56,254	$8,591	$—	$64,845
Operating income (loss)(1)	1,076	999	(16,478)	(14,403)
Depreciation and amortization	(126)	—	(1,072)	(1,198)
Interest expense, net	—	—	(855)	(855)

(1)	Operating loss for the Corporate segment for the three months ended December 31, 2006 and 2007, excludes restructuring charges of $0.2 million and $3.8 million, respectively, and for the nine months ended December 31, 2006 and 2007 excludes $0.6 million and $4.7 million, respectively. Including restructuring charges, total operating income for the three months ended December 31, 2006 and 2007 is $1.7 million and $0.5 million, respectively, and operating (loss) for the nine months ended December 31, 2006 and 2007 is $(12.6) million and $(19.1) million, respectively.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

This document includes statements that may constitute forward-looking statements made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. We caution readers regarding certain forward-looking statements in this document, press releases, securities filings, and all other documents and communications. All statements, other than statements of historical fact, including statements regarding industry prospects and expected future results of operations or financial position, made in this Quarterly Report on Form 10-Q are forward looking. The words “believe,” “expect,” “anticipate,” “intend” and similar expressions generally identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies and known and unknown risks. As a result of such risks, our actual results could differ materially from those expressed in any forward-looking statements made by, or on behalf of, us. Some of the factors which could cause our results to differ materially include the following: the loss of key customers, such as Wal-Mart, Best Buy, Target, and GameStop; delays in product development and related product release schedules; inability to secure capital; loss of our credit facility; inability to adapt to the rapidly changing industry technology, including new console technology; inability to maintain relationships with leading independent video game software developers; inability to maintain or acquire licenses to intellectual property; fluctuations in our quarterly net revenues or results of operations based on the seasonality of our industry; and the termination or modification of our agreements with hardware manufacturers. Please see the “Risk Factors” in our Annual Report on Form 10-K for the year ended March 31, 2007, or in our other filings with the Securities and Exchange Commission (“SEC”) for a description of some, but not all, risks, uncertainties and contingencies. Except as otherwise required by the applicable securities laws, we disclaim any intention or obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Going Concern

Until 2005, we were actively involved in developing video games and in financing development of video games by independent developers, which we would publish and distribute under licenses from the developers. However, beginning in 2005, because of cash constraints, we substantially reduced our involvement in development of video games, and announced plans to divest ourselves of our internal development studios.

During fiscal 2006 and 2007, we sold a number of intellectual properties and development facilities in order to obtain cash to fund our operations. During fiscal 2007, we raised approximately $35.0 million through the sale of the rights to the Driver games and certain other intellectual property, and the sale of our Reflections Interactive Ltd. (“Reflections”) and Shiny Entertainment (“Shiny”) studios. By the end of fiscal 2007, we did not own any development studios.

The reduction in our development and development financing activities has significantly reduced the number of games we publish. During fiscal 2007, our revenues from publishing activities were $104.7 million, compared with $153.6 million during fiscal 2006 and $289.6 million during fiscal 2005. During the nine months ended December 31, 2007, our revenues from our publishing business were $56.3 million.

For the year ended March 31, 2007, we had an operating loss of $77.6 million, which included a charge of $54.1 million for the impairment of our goodwill, which is related to our publishing unit. During the nine months ended December 31, 2007, we incurred an operating loss of approximately $19.1 million. We have taken significant steps to reduce our costs such as our May 2007, workforce reduction of approximately 20%. Our ability to deliver products on time depends in good part on developers’ ability to meet completion schedules. Further, our expected releases in fiscal 2008 are even fewer than our releases in fiscal 2007. In addition, most of our releases for fiscal 2008 are focused on the holiday season. As a result our cash needs have become more seasonal and we face significant cash requirements to fund our working capital needs during the second and third quarter of our fiscal year.

The following series of events and transactions which have occurred since September 30, 2007, have caused or are part of our current restructuring initiatives intended to allow the Company to devote more resources to focusing on its distribution business strategy, provide liquidity, and to mitigate our future cash requirements:

•	Guggenheim Corporate Funding LLC Covenant Default

•	Removal of the Atari, Inc. Board of Directors

•	Transfer of the Guggenheim credit facility to BlueBay High Yield Investments (Luxembourg) S.A.R.L.

•	Test Drive Intellectual Property License

•	Overhead Reduction

•	Global Memorandum of Understanding

•	Short Form Distribution Agreement

•	Termination and Transfer of Assets Agreement

•	QA Services Agreement

•	Intercompany Services Agreement

See Note 1 for detailed description of each transaction.

As of December 31, 2007 and through February 12, 2008, we are in violation of our weekly cash flow covenants. BlueBay our lender has not waived this violation and we have entered into a forbearance agreement which states our lender will not exercise its rights on our facility until the earlier of (i) March 3, 2008, (ii) additional covenant defaults except for the ones existing as the date of this report or (iii) if any action transpires which is viewed to be adverse to the position of the lender (See Note 8).

Although the above transactions provided cash financing through our fiscal 2008 holiday season, Management continues to seek additional financing and is pursuing other options to meet our working capital cash requirements, but there is no guarantee that we will be able to do so.

Historically, we have relied on IESA to provide limited financial support to us, through loans or, in recent years, through purchases of assets. However, IESA has its own financial needs, and its ability to fund its subsidiaries’ operations, including ours, is limited. Therefore, there can be no assurance we will ultimately receive any funding from IESA.

The uncertainty caused by these above conditions raises substantial doubt about our ability to continue as a going concern. Our condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We continue to explore various alternatives to improve our financial position and secure other sources of financing which could include raising equity, forming both operational and financial strategic partnerships, entering into new arrangements to license intellectual property, and selling, licensing or sub-licensing selected owned intellectual property and licensed rights. Further, as we are contemplating various alternatives, we will be utilizing our new Chief Restructuring Officer, AlixPartners, and our special committee of our board of directors, consisting of our newly appointed independent board members who are authorized to review significant and special transactions. We continue to examine the reduction of working capital requirements to further conserve cash and may need to take additional actions in the near-term, which may include additional personnel reductions and suspension of certain development projects during fiscal 2008.

The above actions may or may not prove to be consistent with our long-term strategic objectives, which have been shifted in the last fiscal year, as we have discontinued our internal and external development activities. We cannot guarantee the completion of these actions or that such actions will generate sufficient resources to fully address the uncertainties of our financial position.

Related party transactions

We are involved in numerous related party transactions with IESA and its subsidiaries. These related party transactions include, but are not limited to, the purchase and sale of product, game development, administrative and support services and distribution agreements. In addition, we use the name “Atari” under a license from Atari Interactive (a wholly-owned subsidiary of IESA) that expires in 2013. See Note 6 to the condensed consolidated financial statements for details.

Business and Operating Segments

We are a global publisher and developer of video game software for gaming enthusiasts and the mass-market audience, and a distributor of video game software in North America. We develop, publish, and distribute (both retail and digital) games for all platforms, including Sony PlayStation 2, PlayStation 3, and PSP; Nintendo Game Boy Advance, GameCube, DS, and Wii; Microsoft Xbox and Xbox 360; and personal computers, referred to as PCs. We also publish and sublicense games for the wireless, internet (including casual games and MMOGs), and other evolving platforms, areas to which we expect to devote increasing attention. Our diverse portfolio of products extends across most major video game genres, including action, adventure, strategy, role-playing, and racing. Our products are based on intellectual properties that we have created internally and own or that have been licensed to us by third parties. We leverage external resources in the development of our games, assessing each project independently to determine which development team is best suited to handle the product based on technical expertise and historical development experience, among other factors. During fiscal 2007, we sold our remaining internal development studios; we believe that through the use of independent developers it will be more cost efficient to publish certain of our games. Additionally, through our relationship with IESA, our products are distributed exclusively by IESA throughout Europe, Asia and other regions. Through our distribution agreement with IESA, we have the rights to publish and sublicense in North America certain intellectual properties either owned or licensed by IESA or its subsidiaries, including Atari Interactive. We also manage the development of product at studios owned by IESA that focus solely on game development.

In addition to our publishing and development activities, we also distribute video game software in North America for titles developed by third party publishers with whom we have contracts. As a distributor of video game software throughout the U.S., we maintain distribution operations and systems, reaching well in excess of 30,000 retail outlets nationwide. Consumers have access to interactive software through a variety of outlets, including mass-merchant retailers such as Wal-Mart and Target; major retailers, such as Best Buy and Toys ’R’ Us; and specialty stores such as GameStop. Our sales to key customers GameStop, Wal-Mart, and Best Buy accounted for approximately 28.1%, 18.5%, and 11.7%, respectively, of net revenues for the nine months ended December 31, 2007. No other customers had sales in excess of 10% of net product revenues. Additionally, our games are made available through various internet, online, and wireless networks.

Key Challenges

The video game software industry has experienced an increased rate of change and complexity in the technological innovations of video game hardware and software. In addition to these technological innovations, there has been greater competition for shelf space as well as increased buyer selectivity. There is also increased competition for creative and executive talent. As a result, the video game industry has become increasingly hit-driven, which has led to higher per game production budgets, longer and more complex development processes, and generally shorter product life cycles. The importance of the timely release of hit titles, as well as the increased scope and complexity of the product development process, have increased the need for disciplined product development processes that limit costs and overruns. This, in turn, has increased the importance of leveraging the technologies, characters or storylines of existing hit titles into additional video game software franchises in order to spread development costs among multiple products.

We suffered large operating losses during fiscal 2007 and 2006. To fund these losses, we sold assets, including intellectual property rights related to game franchises that had generated substantial revenues for us and including our development studios. Further significant asset sales may not be practical if we are going to continue to engage in our current activities. However, we have both short and long term need for funds. Our only credit line is

$14.0 million and fully drawn; our lenders will have the right to cancel it if, as is likely, we fail to meet financial covenants. The maximum borrowings we can make under the Senior Credit Facility will not by themselves provide all the funding we will need. Further, the Senior Credit Facility may be terminated if we do not comply with financial and other covenants. As of December 31, 2007 and through February 12, 2008, we are in violation of our weekly cash flow covenants. BlueBay our lender has not waived this violation and we have entered into a forbearance agreement which states our lender will not exercise its rights on our facility until the earlier of (i) March 3, 2008, (ii) additional covenant defaults except for the ones existing as the date of this report or (iii) if any action transpires which is viewed to be adverse to the position of the lender (See Note 8). Historically, IESA has sometimes provided funds we needed for our operations, but it is not certain that it will be able, or will be willing, to provide the funding we will need for the remainder of fiscal 2008 and fiscal 2009 or subsequent to that. Management continues to seek additional financing and is pursuing other options to meet the cash requirements for funding to meet our working capital cash requirements but there is no guarantee that we will be able to do so.

The “Atari” name (which we license) has been an important part of our branding strategy, and we believe it provides us with an important competitive advantage in dealing with video game developers and in distributing products. Further, our management has been working on a strategic plan to replace part of the revenues we lost in recent years by expanding into new emerging aspects of the video game industry, including casual games, on-line sites, and digital downloading. In addition, we are considering licensing the “Atari” name for use in products other than video games. However, our ability to do at least some of those things will require expansion and extension of our rights to use and sublicense others to use the “Atari” name. We have no agreements or understandings that assure us that we will be able to expand the purposes for which we can use the “Atari” name or extend the period during which we will be able to use it.

Critical Accounting Policies

Our discussion and analysis of financial condition and results of operations are based upon our condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to accounts receivable, inventories, intangible assets, investments, income taxes and contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our condensed consolidated financial statements.

Revenue recognition, sales returns, price protection, other customer related allowances and allowance for doubtful accounts

Revenue is recognized when title and risk of loss transfer to the customer, provided that collection of the resulting receivable is deemed probable by management.

Sales are recorded net of estimated future returns, price protection and other customer related allowances. We are not contractually obligated to accept returns; however, based on facts and circumstances at the time a customer may request approval for a return, we may permit the return or exchange of products sold to certain customers. In addition, we may provide price protection, co-operative advertising and other allowances to certain customers in accordance with industry practice. These reserves are determined based on historical experience, market acceptance of products produced, retailer inventory levels, budgeted customer allowances, the nature of the title and existing commitments to customers. Although management believes it provides adequate reserves with respect to these items, actual activity could vary from management’s estimates and such variances could have a material impact on reported results.

We maintain allowances for doubtful accounts for estimated losses resulting from the failure of our customers to make payments when due or within a reasonable period of time thereafter. If the financial condition of our customers were to deteriorate, resulting in an inability to make required payments, additional allowances may be required.

For the three months ended December 31, 2006 and 2007, we recorded allowances for bad debts, returns, price protection and other customer promotional programs of approximately $7.3 million and $5.1 million, respectively. For the nine months ended December 31, 2006 and 2007, we recorded allowances for bad debts, returns, price protection and other customer promotional programs of approximately $16.1 million and $12.5 million, respectively. As of March 31, 2007 and December 31, 2007, the aggregate reserves against accounts receivable for bad debts, returns, price protection and other customer promotional programs were approximately $14.1 million and $15.1 million, respectively.

Inventories

We write down our inventories for estimated slow-moving or obsolete inventories equal to the difference between the cost of inventories and estimated market value based upon assumed market conditions. If actual market conditions are less favorable than those assumed by management, additional inventory write-downs may be required. For the three months ended December 31, 2006 and 2007, we recorded obsolescence expense of approximately $0.6 million and $0.4 million, respectively. For the nine months ended December 31, 2006 and 2007 we recorded obsolescence expense of approximately $1.4 million and $0.7 million, respectively.

Research and product development costs

Research and product development costs related to the design, development, and testing of newly developed software products, both internal and external, are charged to expense as incurred. Research and product development costs also include royalty payments (milestone payments) to third party developers for products that are currently in development. Once a product is sold, we may be obligated to make additional payments in the form of backend royalties to developers which are calculated based on contractual terms, typically a percentage of sales. Such payments are expensed and included in cost of goods sold in the period the sales are recorded.

Rapid technological innovation, shelf-space competition, shorter product life cycles and buyer selectivity have made it difficult to determine the likelihood of individual product acceptance and success. As a result, we follow the policy of expensing milestone payments as incurred, treating such costs as research and product development expenses.

Licenses

Licenses for intellectual property are capitalized as assets upon the execution of the contract when no significant obligation of performance remains with us or the third party. If significant obligations remain, the asset is capitalized when payments are due or when performance is completed as opposed to when the contract is executed. These licenses are amortized at the licensor’s royalty rate over unit sales to cost of goods sold. Management evaluates the carrying value of these capitalized licenses and records an impairment charge in the period management determines that such capitalized amounts are not expected to be realized. Such impairments are charged to cost of goods sold if the product has released or previously sold, and if the product has never released, these impairments are charged to research and product development.

Atari Trademark License

In connection with a recapitalization completed in fiscal 2004, Atari Interactive, Inc. (“Atari Interactive”), a wholly-owned subsidiary of IESA, extended the term of the license under which we use the Atari trademark to ten years expiring on December 31, 2013. We issued 200,000 shares of our common stock to Atari Interactive for the extended license and will pay a royalty equal to 1% of our net revenues during years six through ten of the extended license. We recorded a deferred charge of $8.5 million, representing the fair value of the shares issued, which was expensed monthly until it became fully expensed in the first quarter of fiscal 2007 ($8.5 million plus estimated royalty of 1% for years six through ten). The monthly expense was based on the total estimated cost to be incurred by us over the ten-year license period; upon the full expensing of the deferred charge, this expense is being recorded as a deferred liability owed to Atari Interactive, to be paid beginning in year six of the license.

Goodwill

Goodwill is the excess purchase price paid over identified intangible and tangible net assets of acquired companies. Goodwill is not amortized, and is tested for impairment at the reporting unit level annually or when there are any indications of impairment, as required by FASB Statement No. 142, “Goodwill and Other Intangible Assets.” A reporting unit is an operating segment for which discrete financial information is available and is regularly reviewed by management. We only have one reporting unit, our publishing business, to which goodwill is assigned.

A two-step approach is required to test goodwill for impairment for each reporting unit. The first step tests for impairment by applying fair value-based tests (described below) to a reporting unit. The second step, if deemed necessary, measures the impairment by applying fair value-based tests to specific assets and liabilities within the reporting unit. Application of the goodwill impairment tests require judgment, including identification of reporting units, assignment of assets and liabilities to each reporting unit, assignment of goodwill to each reporting unit, and determination of the fair value of each reporting unit. The determination of fair value for each reporting unit could be materially affected by changes in these estimates and assumptions. Such changes could trigger impairment.

During the fourth quarter of fiscal 2007, our market capitalization declined significantly. As this measure is our primary indicator of the fair value of our publishing unit, management considered this decline to be a triggering event, requiring us to perform step two of the impairment test. As of March 31, 2007, we completed the second step and our management, with the concurrence of the Audit Committee of our Board of Directors, concluded that a material impairment charge of $54.1 million should be recognized. This was a non-cash charge and was recorded in the fourth quarter of fiscal 2007.

Results of operations

Three months ended December 31, 2006 versus the three months ended December 31, 2007

Condensed Consolidated Statements of Operations (dollars in thousands):

	Three		Three
	Months		Months
	Ended	% of	Ended	% of	(Decrease)/
	December 31,	Net	December 31,	Net	Increase
	2006	Revenues	2007	Revenues	$	%

Net revenues	$47,277	100.0%	$41,115	100.0%	$(6,162)	(13.0)%

Costs, expenses, and income:
Cost of goods sold	27,117	57.4%	21,145	51.4%	(5,972)	(22.0)%
Research and product development	5,522	11.7%	4,423	10.8%	(1,099)	(19.9)%
Selling and distribution expenses	6,377	13.5%	7,123	17.3%	746	11.7%
General and administrative expenses	5,206	11.0%	3,341	8.1%	(1,865)	(35.8)%
Restructuring expenses	224	0.5%	3,730	9.1%	3,506	1565.2%
Depreciation and amortization	565	1.2%	323	0.8%	(242)	(42.8)%
Atari trademark license expense	554	1.2%	554	1.3%	—	0.0%

Total costs, expenses, and income	45,565	96.5%	40,639	98.8%	(4,926)	(10.8)%

Operating income	1,712	3.5%	476	1.2%	(1,236)	(72.2)%
Interest expense, net	(45)	(0.1)%	(810)	(2.0)%	(765)	1700.0%
Other income	23	0.0%	19	0.0%	(4)	(17.4)%

Income (loss) before provision for income taxes	1,690	3.4%	(315)	(0.8)%	(2,005)	(118.6)%
Provision for income taxes	607	1.1%	—	0.0%	(607)	(100.0)%

Income (loss) from continuing operations	1,083	2.3%	(315)	(0.8)%	(1,398)	(129.1)%
(Loss) from discontinued operations of Reflections Interactive Ltd., net of tax	(1,727)	(3.7)%	(33)	(0.0)%	1,694	(98.1)%

Net loss	$(644)	(1.4)%	$(348)	(0.8)%	$296	(46.0)%

Net Revenues

Net Revenues by Segment (in thousands):

	Three Months
	Ended
	December 31,		(Decrease)/
	2006	2007	Increase

Publishing	$45,954	$35,169	$(10,785)
Distribution	1,323	5,946	4,623

Total	$47,277	$41,115	$(6,162)

Publishing Sales Platform Mix

	Three Months
	Ended
	December 31,
	2006	2007

PlayStation 2	39.8%	41.9%
Wii	15.0%	25.3%
PC	31.5%	23.9%
Nintendo DS	2.0%	4.4%
PSP	1.8%	3.9%
Xbox	0.1%	0.4%
Xbox 360	3.6%	0.2%
Plug and Play	3.6%	0.0%
Game Boy Advance	2.6%	0.0%

Total	100.0%	100.0%

As anticipated we recognized the majority of our publishing revenues in our third quarter of fiscal 2008, a similar trend as compared to fiscal 2007. During our third quarter of fiscal 2008, we released four major new releases of which comprised 74.6% of our quarter’s publishing net revenues. However, these releases plus our catalogue sales for the quarter were still less by approximately $10.8 million as compared to last year’s comparable quarter. The quarter over quarter comparison includes the following trends:

•	Net publishing product sales during the three months ended December 31, 2007 were driven by new releases of Dragon Ball Z Tenkaichi 3 (Wii and PS2), Godzilla Unleashed (Wii, PS2, and DS), Jenga (Wii and DS) and The Witcher (PC). These titles comprised approximately 53.2% of our net publishing product sales. The three months ended December 31, 2006 sales were driven by the new releases Neverwinter Nights 2 (PC) and DragonBall Z Tenkaichi 2 (PS2 and Wii).

•	International royalty income decreased by $0.4 million as the prior period income contained international sales of Test Drive Unlimited.

•	The overall average unit sales price (“ASP”) of the publishing business has increased slightly from $23.65 in the prior comparable quarter to $24.80 in the current period due to a higher percentage of next generation product sales as compared to the prior year’s comparable quarter.

Total distribution net revenues for the three months ended December 31, 2007 more than tripled from the prior comparable period due to new releases from our Humongous distribution business.

Cost of Goods Sold

Cost of goods sold as a percentage of net revenues can vary primarily due to segment mix, platform mix within the publishing business, average unit sales prices, mix of royalty bearing products and the mix of licensed product. These expenses for the three months ended December 31, 2007 decreased by 22.0%. As a percentage of net revenues, cost of goods sold decreased from 57.4% to 51.4% due to the following:

•	savings in related party royalty expense (20% of net revenues in third quarter fiscal 2008 versus 28% in 2007) as our product mixed favored products licensed or owned by us which carry a lower royalty rate as opposed to IESA product, offset by

•	a higher mix of higher cost third-party distributed product sales as a percentage of net revenues (14.5% in fiscal 2008 compared with 2.8% in fiscal 2007).

Research and Product Development Expenses

Research and product development expenses consist of development costs relating to the design, development, and testing of new software products whether internally or externally developed, including the payment of royalty advances to third party developers on products that are currently in development and billings from related party developers. We expect to increase the use of external developers as we have sold all of our internal development studios. By leveraging external developers, we anticipate improvements in liquidity as we will no longer carry fixed studio overhead to support our development efforts. However, due to our cash constraints we have not been able to fully fund our development efforts. These expenses for the three months ended December 31, 2007 decreased approximately $1.1 million or 20.0% due primarily to:

•	decreased spending of $1.2 million at our related party development studios due to the completion of Test Drive Unlimited, which was released in the second quarter of fiscal 2007,

•	decreased salaries and other overhead of $2.0 million due to the sale of our Shiny studio in the second quarter of fiscal 2007, as well as additional executive and other personnel reductions, offset by

•	a write-off of licenses which will no longer be exploited of approximately $2.0 million.

Selling and Distribution Expenses

Selling and distribution expenses primarily include shipping, personnel, advertising, promotions and distribution expenses. During the three months ended December 31, 2007, selling and distribution expenses increased $0.7 million or approximately 12.0%, due to:

•	increased spending on advertising of $0.9 million to support the period’s new releases , offset by

•	savings in salaries and related overhead costs due to reduced headcount resulting from studio closure and personnel reductions.

General and Administrative Expenses

General and administrative expenses primarily include personnel expenses, facilities costs, professional expenses and other overhead charges. During the three months ended December 31, 2007, general and administrative expenses decreased by $1.9 million. As a percentage of net revenues, general and administrative expense decreased from 11.0% to 8.1%. Trends within general and administrative expenses related to the following:

•	a reduction in salaries and other overhead costs of $1.3 million due to studio closures and other personnel reductions, and

•	savings in legal and audit fees of approximately $0.4 million.

Restructuring Expenses

In the third quarter of fiscal 2008, the Board of Directors approved a plan to reduce our total workforce by an additional 30%, primarily in production and general and administrative functions. This plan resulted in restructuring charges of approximately $3.7 million for the three months ended December 31, 2007 of which $0.9 million related to severance arrangements. The remaining charges relate to restructuring consulting and legal fees.

Depreciation and Amortization

Depreciation and amortization for three months ended December 31, 2007 decreased 42.8% due to:

•	savings in depreciation relate to the closure of offices and reduction of staffing and associated overhead.

Provision for Income Taxes

During the three months ended December 30, 2006, we recorded a $0.7 million non-cash provision for income taxes, which offsets a non-cash tax benefit of the same amount included in loss from discontinued operations, recorded in accordance with FASB Statement No, 109, “Accounting for Income Taxes,” paragraph 140, which states that all items should be considered for purposes of determining the amount of tax benefit that results from a loss from continuing operations and that should be allocated to continuing operations. We also recorded a $0.1 million reduction of a deferred tax liability recorded due to a temporary difference that arose from a difference in the book and tax basis of goodwill.

During the three months ended December 31, 2007, no net tax provision was recorded due to the taxable loss recorded.

Loss from Discontinued Operations of Reflections Interactive Ltd., net of tax

Loss from discontinued operations of Reflections Interactive Ltd. decreased $1.7 million from a loss from discontinued operations of $1.7 million in the second quarter of fiscal 2007 to a nominal amount in the second quarter of fiscal 2008, which relates to remaining lease costs. The $1.7 million loss from discontinued operations includes a $0.7 million tax benefit as described above.

Nine months ended December 31, 2006 versus the nine months ended December 31, 2007

Condensed Consolidated Statements of Operations (dollars in thousands):

	Nine		Nine
	Months		Months
	Ended	% of	Ended	% of	(Decrease)/
	December 31,	Net	December 31,	Net	Increase
	2006	Revenues	2007	Revenues	$	%

Net revenues	$95,338	100.0%	$64,845	100.0%	$(30,493)	(32.0)%

Costs, expenses, and income:
Cost of goods sold	56,296	59.0%	34,186	52.7%	(22,110)	(39.3)%
Research and product development	19,988	21.0%	12,425	19.2%	(7,563)	(37.8)%
Selling and distribution expenses	20,795	21.8%	15,882	24.5%	(4,913)	(23.6)%
General and administrative expenses	16,321	17.1%	13,894	21.4%	(2,427)	(14.9)%
Restructuring expenses	558	0.6%	4,722	7.3%	4,164	746.2%
Gain on sale of intellectual property	(9,000)	(9.4)%	—	0.0%	9,000	100.0%
Gain on sale of development studio assets	(885)	(0.9)%	—	0.0%	885	100.0%
Depreciation and amortization	2,227	2.3%	1,198	1.8%	(1,029)	(46.2)%
Atari trademark license expense	1,663	1.7%	1,663	2.6%	—	0.0%

Total costs, expenses, and income	107,963	113.2%	83,970	129.5%	(23,993)	(22.2)%

Operating loss	(12,625)	(13.2)%	(19,125)	(29.5)%	(6,500)	(51.5)%
Interest (expense) income, net	187	0.2%	(855)	(1.3)%	(1,042)	(557.2)%
Other (expense) income	58	0.1%	33	0.0%	(25)	(43.1)%

Loss before (benefit from) income taxes	(12,380)	(12.9)%	(19,947)	(30.8)%	(7,567)	61.1%
(Benefit from) income taxes	(4,226)	(4.4)%	—	0.0%	4,226	(100.0)%

Loss from continuing operations	(8,154)	(8.5)%	(19,947)	(30.8)%	(11,793)	144.6%
Income (loss) from discontinued operations of Reflections Interactive Ltd., net of tax	146	0.1%	(33)	0.0%	(179)	(122.6)%

Net loss	$(8,008)	(8.4)%	$(19,980)	(30.8)%	$(11,972)	(149.5)%

Net Revenues

Net Revenues by Segment (in thousands):

	Nine Months
	Ended
	December 31,
	2006	2007	(Decrease)

Publishing	$78,847	$56,254	$(22,593)
Distribution	16,491	8,591	(7,900)

Total	$95,338	$64,845	$(30,493)

Publishing Sales Platform Mix

	Nine Months
	Ended
	December 31,
	2006	2007

PlayStation 2	36.9%	33.9%
PC	28.5%	28.2%
Wii	9.0%	18.2%
PSP	5.4%	12.1%
Nintendo DS	1.8%	6.2%
Xbox 360	10.6%	0.9%
Xbox	0.2%	0.5%
Game Boy Advance	3.8%	0.0%
Plug and Play	3.6%	0.0%
GameCube	0.2%	0.0%

Total	100.0%	100.0%

As anticipated we recognized the majority of our publishing revenues in our third quarter of fiscal 2008, a similar trend as compared to fiscal 2007. During our third quarter of fiscal 2008, we released four major new releases of which comprised 38.9% of our quarter’s publishing net revenues. However, these release plus our catalogue sales for the quarter were still less by approximately $22.6 million as compared to last year’s comparable quarter. The year over year comparison includes the following trends:

•	Net publishing product sales during the nine months ended December 31, 2007 were driven by new releases of Dragon Ball Z Tenkaichi 3 (Wii and PS2), Godzilla Unleashed (Wii, PS2, and DS), Jenga (Wii and DS) and The Witcher (PC). These titles comprised approximately 50.7% of our net publishing product sales. The nine months ended December 31, 2006 sales were driven by the new releases of Test Drive Unlimited (Xbox 360), Neverwinter Nights 2 (PC) and DragonBall Z Tenkaichi 2 (PS2 and Wii).

•	International royalty income decreased by $0.5 million as the prior period contained income from the international release of Test Drive Unlimited offset by reductions due to returns on international sales of Matrix: Path of Neo and Getting Up: Contents Under Pressure, released in the third quarter and fourth quarter, respectively, of fiscal 2006.

•	The nine months ended December 31, 2007 contains a one-time license payment of $4.0 million related to the sale of Hasbro, Inc. publishing and licensing rights which IESA sold back to Hasbro in July 2007. We anticipate the sale of these rights will reduce the amount of immediate license opportunities we have.

The overall average unit sales price (“ASP”) of the publishing business increased from $20.63 in the prior comparable quarter versus $22.08 in the current period. Total distribution net revenues for the nine months ended December 31, 2007 decreased by 47.9% from the prior comparable period due to the overall decrease in product sales of third party publishers as a result of management’s decision to reduce our third party distribution operations in efforts to move away from lower margin products in fiscal 2006. Due to our financial constraints related to fully funding our product development program, we will attempt to increase our focus on higher-margin distribution in the future.

Cost of Goods Sold

Cost of goods sold for the nine months ended December 31, 2007 decreased by 39.3%. As a percentage of net revenues, cost of goods sold decreased from 59.0% to 52.7 due to the following:

•	a lower mix of higher cost third-party distributed product sales as a percentage of net revenues (13.2% in fiscal 2008 compared with 17.3% in fiscal 2007), and

•	a higher average sales price on our publishing products in the current period driven by new release sales on next generation hardware, offset by

•	an additional $1.2 million royalty reserve related to the FUNimation dispute.

Research and Product Development Expenses

We expect to increase the use of external developers as we have sold all of our internal development studios. By leveraging external developers, we anticipate improvements in liquidity as we will no longer carry fixed studio overhead to support our development efforts. These expenses for the nine months ended December 31, 2007 decreased approximately 37.8%, due primarily to:

•	decreased spending of $6.3 million at our related party development studios due to the completion of Test Drive Unlimited, which was released in the second quarter of fiscal 2007, and

•	decreased salaries and other overhead of $5.3 million due to the sale of our Shiny studio in the second quarter of fiscal 2007, as well as additional executive and other personnel reductions, offset by

•	a write-off of licenses which will no longer be exploited of approximately $2.0 million, and

•	increased spending of $1.5 million for projects with external developers, as we completed certain development projects.

Selling and Distribution Expenses

During the nine months ended December 31, 2007, selling and distribution expenses decreased $4.9 million or approximately 23.6%, due to:

•	decreased spending on advertising of $4.1 million, and

•	savings in salaries and related overhead costs due to reduced headcount resulting from studio closure and personnel reductions, offset by

•	an additional $1.6 million expense related to minimum advertising commitment shortfalls to be paid to FUNimation.

General and Administrative Expenses

General and administrative expenses as a percentage of net revenues increased to 21.4% due to the decreased sales volume in the nine months ended December 31, 2007. During the nine months ended December 31, 2007, general and administrative expenses decreased by $2.4 million. Trends within general and administrative expenses related to the following:

•	a reduction in salaries and other overhead costs of $2.4 million due to studio closures and other personnel reductions.

Restructuring Expenses

In the first quarter of fiscal 2008, management announced a plan to reduce our total workforce by 20%, primarily in general and administrative functions. This restructuring resulted in restructuring charges of approximately $1.0 million. The first two quarters of fiscal 2007 contains $0.3 million of additional restructuring expense from the fiscal 2006 restructuring plan.

During the third quarter of fiscal 2008, the Board of Directors announced a further reduction of our total workforce totaling an additional 30% primarily in the production and general and administrative functions. This resulted in a charge of approximately $3.7 million in the third quarter of fiscal 2008 of which $0.9 million related to severance arrangements. The remaining charge relates to restructuring consulting and legal fees.

Gain on Sale of Intellectual Property

In the fiscal 2007 first quarter, we sold the Stuntman intellectual property to a third party for $9.0 million, which was recorded as a gain. No such gain was recorded in the current period.

Gain on Sale of Development Studio Assets

During the nine months ended December 30, 2006, we sold certain development studio assets of Shiny to a third party for a gain of $0.9 million. The gain represents the proceeds of $1.8 million (of which $0.2 million is held in escrow for nine months), less the net book value of the development studio assets sold of $0.9 million.

Depreciation and Amortization

Depreciation and amortization for nine months ended December 31, 2007 decreased 46.2% due to:

•	savings in depreciation relate to the closure of offices and reduction of staffing and associated overhead

(Benefit from) Income Taxes

During the nine months ended December 31, 2006, a $4.2 million benefit from income taxes primarily results from a non-cash tax benefit of $4.7 million, which offsets a non-cash tax provision of the same amount included in loss from discontinued operations, recorded in accordance with FASB Statement No, 109, “Accounting for Income Taxes,” paragraph 140, which states that all items should be considered for purposes of determining the amount of tax benefit that results from a loss from continuing operations and that should be allocated to continuing operations. The recording of a benefit is appropriate in this instance, under the guidance of Paragraph 140, because such domestic loss offsets the domestic gain generated in discontinued operations. The effect of this transaction on net loss for fiscal 2007 is zero, and it does not result in the receipt or payment of any cash. This non-cash tax benefit is offset by $0.5 million of deferred tax liability recorded due to a temporary difference that arose from a difference in the book and tax basis of goodwill.

During the nine months ended December 31, 2007, no net tax provision was recorded due to the taxable loss recorded.

Income (loss) from Discontinued Operations of Reflections Interactive Ltd., net of tax

Income (loss) from discontinued operations of Reflections Interactive Ltd. decreased $0.1 million from a gain from discontinued operations of $0.1 million during the nine months ended December 31, 2006 to a nominal amount in the nine months fiscal 2008, which relates to remaining lease costs. The fiscal 2007 gain was driven by the gain of sale of Reflections of $11.4 million (sold in August 2006) offset by the operating costs of the Reflections studio of $6.6 million and a tax provision associated with discontinued operations of $4.7 million, recorded in accordance with FASB Statement No, 109, “Accounting for Income Taxes,” paragraph 140, and offset by a tax benefit of an equal amount in continuing operations (see Benefit from Income Taxes above).

Liquidity and Capital Resources

Overview

A need for increased investment in development and increased need to spend advertising dollars to support product launches, caused in part by “hit-driven” consumer taste, have created a significant increase in the amount of financing required to sustain operations, while negatively impacting margins. Further, our business continues to be more seasonal, which creates a need for significant financing to fund manufacturing activities for our working capital requirements. Our only credit line is limited to $14.0 million and is fully drawn; and which our lenders will have the right to cancel it if we fail to meet financial and other covenants. As of December 31, 2007 and through February 12, 2008, we are in violation of our weekly cash flow covenants. BlueBay our lender has not waived this violation and we have entered into a forbearance agreement which states our lender will not exercise its rights on our facility until the earlier of (i) March 3, 2008, (ii) additional covenant defaults except for the ones existing as the date of this report or (iii) if any action transpires which is viewed to be adverse to the position of the lender (See Note 8). Even if the credit line remains in effect, it will not provide all the funds we will need. Historically, IESA has sometimes provided funds we needed for our operations, but it is not certain that it will be able, or willing to provide the funding we will need for our working capital requirements.

Because of our funding difficulties, we have sharply reduced our expenditures for research and product development. During the year ended March 31, 2007, our expenditures on research and product development decreased by 42.0%, to $30.1 million, compared with $51.9 million in fiscal 2006. During the nine months ended December 31, 2007, expenditures on research and product development was $12.4 million versus $20.0 million in the comparable fiscal 2007 period. This will reduce the flow of new games that will be available to us in fiscal 2008 and 2009, and possibly after that. Our lack of financial resources to fund a full product development program has led us to focus on distribution and acquisition of finished goods. As such, we have exited all internal development activities and have limited the amount of our investment in external development.

During fiscal 2007, we raised approximately $35.0 million through the sale of certain intellectual property and the divestiture of our internal development studios. In May 2007, we announced a plan to reduce our total workforce by approximately 20% as a cost cutting initiative. Further in November 2007, we announced a plan to reduce our total workforce by an additional 30%. To reduce working capital requirements and further conserve cash we will need to take additional actions in the near-term, which may include additional personnel reductions and suspension of additional development projects. However, these steps may not fully resolve the problems with our financial position. Also, lack of funds will make it difficult for us to undertake a strategic plan to generate new sources of revenues and otherwise enable us to attain long-term strategic objectives. We continue to seek additional funding.

Cash Flows

	March 31,	December 31,
	2007	2007
	(In thousands)

Cash	$7,603	$5,428
Working capital	$1,213	$(10,312)

	Nine Months Ended
	December 31,
	2006	2007

Cash used in operating activities	$(46,610)	$(21,431)
Cash provided by (used in) investing activities	28,449	312
Cash provided by financing activities	6,831	18,937
Effect of exchange rates on cash	13	7

Net decrease in cash	$(11,317)	$(2,175)

During the nine months ended December 31, 2007, our operations used cash of approximately $21.1 million to support our net loss of $20.0 million for the period. During the nine months ended December 31, 2006, our operations used cash of approximately $46.6 million driven by the net loss of $8.0 million for the period, compounded by increased payments of trade payables and royalties payable and timing of accounts receivable collections.

During the nine months ended December 31, 2007, cash provided by investing activities of $0.3 million due to a refund from our New York office security deposit of $0.8 million offset by purchases of property and equipment. During the nine months ended December 31, 2006, investing activities provided cash of $28.5 million due to several sale transactions completed during the period:

•	proceeds of $21.6 million received in connection with the sale of our Reflections studio,

•	proceeds of $9.0 million from the sale of the Stuntman intellectual property,

•	and proceeds of $1.6 million from the sale of our Shiny studio in the current period

The cash proceeds are partially offset by the increase in restricted cash of $1.8 million for the collateralizing of a letter of credit related to our new office lease and the purchase of assets (intangibles and property and equipment) of $2.1 million.

During the nine months ended December 31, 2006 and 2007, our financing activities provided cash primarily from borrowings from our credit facilities. During the nine months ended December 31, 2007, we also received $5.0 million in cash proceeds from the related party license advance. See Note 1 and 10.

Our $10.0 million Senior Credit Facility with BlueBay matures on December 31, 2009, charges an interest rate of the applicable LIBOR rate plus 7% per year. On December 4, 2007, under the Waiver Consent and Third Amendment to the Credit Facility, as part of entering the Global MOU, BlueBay raised the maximum borrowings of the Senior Credit Facility to $14.0 million.

The maximum borrowings we can make under the Senior Credit Facility will not by themselves provide all the funding we will need for our working capital needs. Further, the Senior Credit Facility may be terminated if we do not comply with financial and other covenants. As of December 31, 2007 and through February 12, 2008, we are in violation of our weekly cash flow covenants. BlueBay our lender has not waived this violation and we have entered into a forbearance agreement which states our lender will not exercise its rights on our facility until the earlier of (i) March 3, 2008, (ii) additional covenant defaults except for the ones existing as the date of this report or (iii) if any actions transpires which is viewed to be adverse to the position of the lender (See Note 8). Management continues to seek additional financing and is pursuing other options to meet the cash requirements for funding our working capital cash requirements but there is no guarantee that we will be able to do so.

Our outstanding accounts receivable balance varies significantly on a quarterly basis due to the seasonality of our business and the timing of new product releases. There were no significant changes in the credit terms with customers during the three month period.

Due to our reduced product releases, our business has become increasingly seasonal. This increased seasonality has put significant pressure on our liquidity prior to our holiday season as financing requirements to build inventory are high. During fiscal 2007, our third quarter (which includes the holiday season) represented approximately 38.7% of our net revenues for the entire year. In fiscal 2008, our third quarter represented approximately 63.4% of our net revenues for the nine months ended December 31, 2007.

We do not currently have any material commitments with respect to any capital expenditures. However, we do have commitments to pay royalty and license advances, milestone payments, and operating and capital lease obligations.

Our ability to maintain sufficient levels of cash could be affected by various risks and uncertainties including, but not limited to, customer demand and acceptance of our new versions of our titles on existing platforms and our titles on new platforms, our ability to collect our receivables as they become due, risks of product returns, successfully achieving our product release schedules and attaining our forecasted sales goals, seasonality in operating results, fluctuations in market conditions and the other risks described in the “Risk Factors” as noted in our Annual Report on Form 10-K for the year ended March 31, 2007.

We are also party to various litigations arising in the normal course of our business. Management believes that the ultimate resolution of these matters will not have a material adverse effect on our liquidity, financial condition or results of operations.

Selected Balance Sheet Accounts

Receivables, net

Receivables, net, increased by $9.7 million from $6.5 million at March 31, 2007 to $16.2 million at December 31, 2007. This increase is due to the majority of our holiday season sales occurring in the second half of the third quarter of fiscal 2008 leading to a higher ending quarter accounts receivable balance as compared to the lower sales recorded in our fourth quarter of fiscal 2007.

Due from Related Parties/Due to Related Parties

Due from related parties decreased by $1.4 million and due to related parties decreased by $0.4 million from March 31, 2007 to December 31, 2007 driven by balances between parties settled by netting during the quarter.

Prepaid and other current assets

Prepaid and other current assets decreased approximately $4.6 million from March 31, 2007 to December 31, 2007 primarily from the amortization of licenses at the licensor’s royalty rate over unit sales. $2.0 million of this decrease is due to the write-off of licenses which we will no longer exploit and have been charged to research and development expense during the three months ended December 31, 2007.

Long-term liabilities and Property and Equipment

Long-term liabilities and property and equipment increased during the nine months ended December 31, 2007 approximately $3.6 million and $2.1 million, respectively, primarily due to the capitalization of assets and deferred effect of landlord contributions related to our corporate headquarters located at 417 5th Avenue, New York, New York.

NASDAQ Delisting Notice

On December 21, 2007, we received a notice from Nasdaq advising that in accordance with Nasdaq Marketplace Rule 4450(e)(1), we have 90 calendar days, or until March 20, 2008, to regain compliance with the minimum market value of our publicly held shares required for continued listing on the Nasdaq Global Market, as set forth in Nasdaq Marketplace Rule 4450(b)(3). We received this notice because the market value of our publicly held shares (which is calculated by reference to our total shares outstanding, less any shares held by officers, directors or beneficial owners of 10% or more) was less than $15.0 million for 30 consecutive business days prior to December 21, 2007. This notification has no effect on the listing of our common stock at this time.

The notice letter also states that if, at any time before March 20, 2008, the market value of our publicly held shares is $15.0 million or more for a minimum of 10 consecutive trading days, the Nasdaq staff will provide us with written notification that we have achieved compliance with the minimum market value of publicly held shares rule. However, the notice states that if we cannot demonstrate compliance with such rule by March 20, 2008, the Nasdaq staff will provide us with written notification that our common stock will be delisted.

In the event that we receive notice that our common stock will be delisted, Nasdaq rules permit us, to appeal any delisting determination by the Nasdaq staff to a Nasdaq Listings Qualifications Panel.

Credit Facilities

Guggenheim Credit Facility

On November 3, 2006, we established a secured credit facility with several lenders for which Guggenheim was the administrative agent. The Guggenheim credit facility was terminate and be payable in full on November 3, 2009. The credit facility consisted of a secured, committed, revolving line of credit in an amount up to $15.0 million, which includes a $10.0 million sublimit for the issuance of letters of credit. Availability under the credit facility was determined by a formula based on a percentage of our eligible receivables. The proceeds could be used for general corporate purposes and working capital needs in the ordinary course of business and to finance acquisitions subject to limitations in the Credit Agreement. The credit facility bore interest at our choice of (i) LIBOR plus 5% per year, or (ii) the greater of (a) the prime rate in effect, or (b) the Federal Funds Effective Rate in effect plus 2.25% per year. Additionally, we were required to pay a commitment fee on the undrawn portions of the credit facility at the rate of 0.75% per year and we paid to Guggenheim a closing fee of $0.2 million. Obligations under the credit facility were secured by liens on substantially all of our present and future assets, including accounts receivable, inventory, general intangibles, fixtures, and equipment, but excluding the stock of our subsidiaries and certain assets located outside of the U.S.

The credit facility included provisions for a possible term loan facility and an increased revolving credit facility line in the future. The credit facility also contained financial covenants that required us to maintain enumerated EBITDA, liquidity, and net debt minimums, and a capital expenditure maximum. As of June 30, 2007, we were not in compliance with all financial covenants. On October 1, 2007, the lenders provided a waiver of covenant defaults as of June 30, 2007 and reduced the aggregate borrowing commitment of the revolving line of credit to $3.0 million.

On October 18, 2007, we consented to the transfer of the loans outstanding ($3.0 million) under the Guggenheim credit facility to funds affiliated with BlueBay Asset Management plc and to the appointment of BlueBay High Yield Investments (Luxembourg) S.A.R.L. (“BlueBay”), as successor administrative agent. BlueBay Asset Management plc is a significant shareholder of IESA. On October 23, 2007, we entered into a waiver and amendment with BlueBay for, as amended, a $10.0 million Senior Secured Credit Facility (“Senior Credit Facility”). The Senior Credit Facility matures on December 31, 2009, charges an interest rate of the applicable LIBOR rate plus 7% per year, and eliminates certain financial covenants. On November 6, 2007, we entered into a waiver and amendment to the BlueBay Senior Credit Facility for certain financial covenants as of November 1, 2007. On December 4, 2007, under the Waiver Consent and Third Amendment to the Credit Facility, as part of entering the Global MOU, BlueBay raised the maximum borrowings of the Senior Credit Facility to $14.0 million. The maximum borrowings we can make under the Senior Credit Facility will not by themselves provide all the funding we will need for fiscal 2009. As of December 31, 2007 and through February 12, 2008, we are in violation of our weekly cash flow covenants. BlueBay our lender has not waived this violation and we have entered into a forbearance agreement which states our lender will not exercise its rights on our facility until the earlier of (i) March 3, 2008, (ii) additional covenant defaults except for the ones existing as the date of this report or (iii) if any action transpires which is viewed to be adverse to the position of the lender (See Note 8). Management continues to seek additional financing and is pursuing other options to meet the cash requirements for funding our working capital cash requirements but there is no guarantee that we will be able to do so.

As of December 31, 2007, we have drawn the full $14.0 million on the Senior Credit Facility.

Contractual Obligations

As of December 31, 2007, royalty and license advance obligations, milestone payments and future minimum lease obligations under non-cancelable operating and capital lease obligations were as follows (in thousands):

	Contractual Obligations
	Royalty and
	License	Milestone	Operating Lease	Capital Lease
Through	Advances(1)	Payments(2)	Obligations(3)	Obligations(4)	Total

December 31, 2008	$3,884	$405	$1,710	$33	$6,032
December 31, 2009	—	—	1,851	—	1,851
December 31, 2010	—	—	1,768	—	1,768
December 31, 2011	—	—	1,178	—	1,178
December 31, 2012	—	—	1,329	—	1,329
Thereafter	—	—	12,302	—	12,302

Total	$3,884	$405	$20,138	$33	$24,460

(1)	We have committed to pay advance payments under certain royalty and license agreements. The payments of these obligations are dependent on the delivery of the contracted services by the developers.

(2)	Milestone payments represent royalty advances to developers for products that are currently in development. Although milestone payments are not guaranteed, we expect to make these payments if all deliverables and milestones are met timely and accurately.

(3)	We account for our office leases as operating leases, with expiration dates ranging from fiscal 2008 through fiscal 2022. These are future minimum annual rental payments required under the leases net of $0.6 million of sublease income to be received in fiscal 2008 and fiscal 2009. Rent expense and sublease income for the three and nine months ended December 31, 2006 and 2007 is as follows (in thousands):

• Renewal of New York lease

During June 2006, we entered into a new lease with our current landlord at our New York headquarters for approximately 70,000 square feet of office space for our principal offices. The term of this lease commenced on July 1, 2006 and is to expire on June 30, 2021. Upon entering into the new lease, our prior lease, which was set to expire in December 2006, was terminated. The rent under the new lease for the office space was approximately $2.4 million per year for the first five years, increased to approximately $2.7 million per year for the next five years, and increased to $2.9 million for the last five years of the term. In addition, we must pay for electricity, increases in real estate taxes and increases in porter wage rates over the term. The landlord is providing us with a one year rent credit of $2.4 million and an allowance of $4.5 million to be used for building out and furnishing the premises, of which $1.2 million has been recorded as a deferred credit as of March 31, 2007; the remainder of the deferred credit will be recorded as the improvements are completed, and will be amortized against rent expense over the life of the lease. A nominal amount of amortization was recorded during the year ended March 31, 2007. For the nine months ended December 31, 2007, we recorded an additional deferred credit of $2.8 million and amortization against the total deferred credits of approximately $0.2 million. Shortly after signing the new lease, we provided the landlord with a security deposit under the new lease in the form of a letter of credit in the initial amount of $1.7 million, which has been cash collateralized and is included in security deposits on our condensed consolidated balance sheet. On August 14, 2007, we and our new landlord, W2007 Fifth Realty, LLC, amended the lease under which we occupy space in 417 Fifth Avenue, New York City, to reduce the space we occupy by approximately one-half, effective December 31, 2007. As a result, our rent under the amended lease will be reduced from its current approximately $2.4 million per year to approximately $1.2 million per year from January 1, 2008 through June 30, 2011, approximately $1.3 million per year for the five years thereafter, and approximately $1.5 million per year for the last five years of the term.

(4)	We maintain several capital leases for computer equipment. Per FASB Statement No. 13, “Accounting for Leases,” we account for capital leases by recording them at the present value of the total future lease payments. They are amortized using the straight-line method over the minimum lease term. As of March 31, 2007, the net book value of the assets, included within property and equipment on the balance sheet, was $0.1 million, net of accumulated depreciation of $0.5 million. As of December 31, 2007, the net book value of the assets was $0.1 million, net of accumulated depreciation of $0.5 million.

Effect of Relationship with IESA on Liquidity

Historically, we have relied on IESA to provide limited financial support to us; however, IESA has its own financial needs and, as it assesses its business operations/plan, its ability and willingness to fund its subsidiaries’ operations, including ours, is uncertain. See Note 6 for a discussion of our relationship with IESA.

Recent Accounting Pronouncements

See Note 1 to the condensed consolidated financial statements.

Item 3.	Quantitative and Qualitative Disclosures about Market Risk

Our carrying values of cash, trade accounts receivable, inventories, prepaid expenses and other current assets, accounts payable, accrued liabilities, royalties payable, assets of discontinued operations, and amounts due to and from related parties are a reasonable approximation of their fair value.

Foreign Currency Exchange Rates

We earn royalties on sales of our product sold internationally. These revenues, which are based on various foreign currencies and are billed and paid in U.S. dollars, represented a $1.3 million of our revenues for the nine months ended December 31, 2007. We also purchase certain of our inventories from foreign developers and pay royalties primarily denominated in euros to IESA from the sale of IESA products in North America. While we do not hedge against foreign exchange rate fluctuations, our business in this regard is subject to certain risks, including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions and foreign exchange rate volatility. Our future results could be materially and adversely impacted by changes in these or other factors. For the nine months ended December 31, 2007, we did not have any net revenues from our foreign subsidiaries; these subsidiaries represent $0.8 million, or 1.7%, of our total assets, of which $0.7 million is associated with our previously wholly-owned Reflections studio and is included in assets of discontinued operations on our condensed consolidated balance sheet. We also recorded a nominal amount of operating expenses attributed to foreign operations of Reflections, included in loss from discontinued operations on our condensed consolidated statement of operations. Currently, substantially all of our business is conducted in the United States where revenues and expenses are transacted in U.S. dollars. As a result, the majority of our results of operations are not subject to foreign exchange rate fluctuations.

Item 4T.	Controls and Procedures

Evaluation of disclosure controls and procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure. Management, with participation of our Chief Restructuring Officer and Acting Chief Financial Officer, has conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this quarterly report on Form 10-Q.

As previously disclosed in our Annual Report on Form 10-K for the fiscal year ended March 31, 2007, we determined that, as of March 31, 2007, there were three material weaknesses affecting our internal control over financial reporting and, as a result of those weaknesses, our disclosure controls and procedures were not effective. As described below, we plan to begin the remediation of those material weaknesses during the fourth quarter of fiscal 2008. Therefore, as the three material weaknesses at March 31, 2007 have not been remediated, the

Company’s management, including our Chief Restructuring Officer and Acting Chief Financial Officer, has concluded that, as of December 31, 2007, the Company’s disclosure controls and procedures were not effective.

Management’s Remediation Initiatives

As previously reported in our Annual Report on Form 10-K for the fiscal year ended March 31, 2007, management determined that, as of March 31, 2007, there were material weaknesses in our internal control over financial reporting relating to (i) ineffective controls relating to the financial closing and reporting process that failed to detect certain accounting errors, (ii) communication controls between us and our majority shareholder, IESA, which lead to the failure to detect certain required accounting entries (see below) and (iii) control failures over income tax accounts and related disclosures. Management will leverage internal resources and seek assistance from outside consultants to help design and implement necessary controls. Management is currently determining what level of support will be needed. Management believes our remediation efforts will be completed prior to the end of the fourth quarter of our fiscal year 2008.

Changes in Internal Control over Financial Reporting

During the third quarter of fiscal 2008, we implemented a formula communication procedure between us and IESA. This procedure provides a formal communication on a quarterly basis between IESA and us disclosing any transactions that may have an effect on our financial statements.

Other than disclosed above, there have been no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

Item 1.	Legal Proceedings

Litigation

As of December 31, 2007, our management believes that the ultimate resolution of any of the matters summarized below and/or any other claims which are not stated herein, if any, will not have a material adverse effect on our liquidity, financial condition or results of operations. With respect to matters in which we are the defendant, we believe that the underlying complaints are without merit and intend to defend ourselves vigorously.

Bouchat v. Champion Products, et al. (Accolade)

This suit involving Accolade, Inc. (a predecessor entity of Atari) was filed in 1999 in the District Court of Maryland. The plaintiff originally sued the NFL claiming copyright infringement of a logo being used by the Baltimore Ravens that plaintiff allegedly designed. The plaintiff then also sued nearly 500 other defendants, licensees of the NFL, on the same basis. The NFL hired White & Case to represent all the defendants. Plaintiff filed an amended complaint in 2002. In 2003, the District Court held that plaintiff was precluded from recovering actual damages, profits or statutory damages against the defendants, including Accolade. Plaintiff has appealed the District Court’s ruling to the Fourth Circuit Court of Appeals. White & Case continues to represent Accolade and the NFL continues to bear the cost of the defense.

Ernst & Young, Inc. v. Atari, Inc.

On July 21, 2006 we were served with a complaint filed by Ernst & Young as Interim Receiver for HIP Interactive, Inc. This suit was filed in New York State Supreme Court, New York County. HIP is a Canadian company that has gone into bankruptcy. HIP contracted with us to have us act as its distributor for various software products in the U.S. HIP is alleging breach of contract claims; to wit, that we failed to pay HIP for product in the amount of $0.7 million. We will investigate filing counter claims against HIP, as HIP owes us, via our Canadian Agent, Hyperactive, for our product distributed in Canada. Our answer and counterclaim were filed in August of

2006 and we initiated discovery against Ernst & Young at the same time. Settlement discussions commenced in September 2006 and are currently on-going.

Research in Motion Limited v. Atari, Inc. and Atari Interactive, Inc.

On October 26, 2006, Research in Motion Limited (“RIM”) filed a claim against us and Atari Interactive in the Ontario Superior Court of Justice. RIM is seeking a declaration that (i) the game BrickBreaker, as well as the copyright, distribution, sale and communication to the public of copies of the game in Canada and the United States, does not infringe any Atari copyright for Breakout or Super Breakout in Canada or the United States, (ii) the audio-visual displays of Breakout do not constitute a work protected by copyright under Canadian law, and (iii) Atari holds no right, title or interest in Breakout under US or Canadian law. RIM is also requesting the costs of the action and such other relief as the court deems. Breakout and Super Breakout are games owned by Atari Interactive. On January 19, 2007, RIM added claims to its case requesting a declaration that (i) its game Meteor Crusher does not infringe Atari copyright for its game Asteroids in Canada, (ii) the audio-visual displays of Asteroids do not constitute a work protected under Canadian law, and (iii) Atari holds no right, title or interest in Asteroids under Canadian law. In August 2007, the Court ruled against Atari’s December 2006 motion to have the RIM claims dismissed on the grounds that there is no statutory relief available to RIM under Canadian law. Atari has appealed the same and was not successful. As of January 2008, Atari has filed its answer and counterclaims in response to RIM’s original claims.

Item 4.	Submission of Matters to a Vote of Security Holders

Action by Written Consent

On October 5, 2007, California U.S. Holdings, Inc., a record holder of 6,926,245 shares of our common stock, representing approximately 51% of our common stock, executed and delivered a written consent to the Company providing for the removal of Messrs. James Ackerly, Ronald C. Bernard, Michael G. Corrigan, Denis Guyennot and Ms. Ann E. Kronen from their positions on our Board of Directors.

Annual Meeting of Stockholders

The Annual Meeting of Stockholders was held on November 6, 2007. Of the 13,477,920 shares of common stock outstanding and entitled to vote at the Annual Meeting, 10,979,482 shares were present in person or by proxy, each entitled to one vote on each matter to come before the meeting. The matters acted upon at our 2007 Annual Meeting of Stockholders and the voting tabulation for each such matter are as follows:

Proposal 1.  To elect two Class III directors to hold office until the 2010 Annual Meeting of Stockholders.

	For	Withheld

CLASS III
Evence-Charles Coppee	10,228,079	751,403
Jean-Michel Perbet	10,185,990	793,492

With respect to the election of directors, there were no abstentions or broker non-votes because, pursuant to the terms of the Notice of Annual Meeting and Proxy Statement, proxies received were voted, unless authority was withheld, in favor of the election of the nominees named.

As set forth above, at the Annual Meeting, Evence-Charles Coppee and Jean-Michel Perbet were elected as Class III directors. The five remaining members of our Board of Directors, who are in Classes I and II and have terms that do not expire until the 2008 Annual Meeting of Stockholders and 2009 Annual Meeting of Stockholders, respectively, are Wendell H. Adair, Jr., Eugene I. Davis, Bradley E. Scher, Thomas Schmider and James B. Shein.

Item 5.	Other Matters

On February 12, 2008, we entered into a forbearance agreement with our lender BlueBay providing for BlueBay’s forbearance of enforcement of its rights and remedies with respect to our noncompliance with certain financial covenants under the credit agreement governing the BlueBay Senior Credit Facility. As of December 31,

2007 and through February 12, 2008, we have not complied with the cash flow covenants under the credit agreement governing the BlueBay Senior Credit Facility, which noncompliance BlueBay has not waived. Under the forbearance agreement, our lender will not exercise its rights on our facility related to this violation until the earliest of (i) March 3, 2008, (ii) the occurrence of additional covenant defaults, other than defaults existing as the date of this report or occurring under certain financial covenants or (iii) the occurrence of any action against us under other loans, credit or other agreements evidencing indebtedness or other obligations that is reasonably considered to be materially adverse to our lender’s interests.

We continue to pursue a resolution with our lender; however, there is no guarantee a resolution will ultimately be made.

Item 6.	Exhibits

(a)	Exhibits
3.1	Amendment No. 3 to Amended and Restated By-laws dated July 24, 2007
10.59	Partial Surrender Agreement dated August 14, 2007 between W2007 417 Fifth Realty, LLC and Atari, Inc.
10.60	Amendment No. 1 to Partial Surrender Agreement dated August 14, 2007 between W2007 417 Fifth Realty, LLC and Atari, Inc.
10.61	Rights and Representation related to the Hasbro License between Infogrames Entertainment, S.A, and Atari, Inc.
31.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Acting Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Acting Chief Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

Pursuant to the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATARI, INC.

By:	/s/ Curtis G. Solsvig
Name:     Curtis G. Solsvig III

Title:	Chief Restructuring Officer (duly authorized officer)

Date: February 12, 2008

By:	/s/ Arturo Rodriguez
Name:     Arturo Rodriguez

Title:	Acting Chief Financial Officer

Date: February 12, 2008

INDEX TO EXHIBITS

Exhibit No.	Description

3.1	Amendment No. 3 to Amended and Restated By-laws dated July 24, 2007
10.59	Partial Surrender Agreement dated August 14, 2007 between W2007 417 Fifth Realty, LLC and Atari, Inc.
10.60	Amendment No. 1 to Partial Surrender Agreement dated August 14, 2007 between W2007 417 Fifth Realty, LLC and Atari, Inc.
10.61	Rights and Representation related to the Hasbro License between Infogrames Entertainment, S.A, and Atari, Inc
31.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Acting Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Acting Chief Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

ATARI, INC. 417 5TH AVE. NEW YORK, NY 10016
VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to ATARI, INC., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:	ATARI1	KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ATARI, INC.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSAL 1.

Vote On Proposals		For	Against	Abstain

1.	To adopt and approve the Agreement and Plan of Merger, dated as of April 30, 2008, by and among Atari, Inc., Infogrames Entertainment S.A. and Irata Acquisition Corp.	☐	☐	☐

In their discretion, the Proxies are authorized to vote upon any other matters that may properly come before the meeting or any adjournments or postponements thereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED. IN THE ABSENCE OF DIRECTION THIS PROXY WILL BE VOTED IN FAVOR OF THE PROPOSAL ABOVE.

Receipt of the Notice of Special Meeting and the Proxy Statement and the annexes thereto is acknowledged.

Note:	Please sign exactly as your name or names appear(s) on this Proxy. When shares are held jointly, each holder must sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, include the corporate name and the title of the duly authorized officer who signs for it. If the signer is a partnership, sign in partnership name by an authorized person.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

SPECIAL MEETING OF STOCKHOLDERS OF
ATARI, INC.
[     ]
Please date, sign and mail
your proxy card in the
envelope provided,
or deliver a proxy
by internet or telephone,
as soon
as possible.
ê     Please detach along perforated line and mail in the envelope provided.     ê

ATARI, INC.
Special Meeting of Stockholders
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
     The undersigned stockholder of ATARI, INC. (the “Company”) hereby appoints Jim Wilson, Arturo Rodriguez and Kristina Pappa, and each of them, proxies of the undersigned, with full power of substitution to each of them, to vote all shares of the Company which the undersigned is entitled to vote at the Special Meeting of Stockholders to be held at the offices of Atari, Inc., 417 Fifth Avenue, New York, New York 10016, on [ ] at [ ], local time, and at any adjournment or postponement of that meeting, and the undersigned authorizes and instructs the proxies or their substitutes to vote as provided on the reverse side.
SEE REVERSE
SIDE
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR
THE PROPOSAL SET FORTH ON THE REVERSE SIDE.
(Continued and to be dated and signed on the other side.)